
03050653

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hip Interactive

*CURRENT ADDRESS 240 Superior Blvd.
Mississauga, Ontario
Canada

**FORMER NAME

**NEW ADDRESS


PROCESSED
MAY 29 2003
THOMSON
FINANCIAL

FILE NO. 82- 34720 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 5/21/03

INDEX

In this index the following abbreviations are used:
(a) Hip – Hip Interactive Corp.
(b) OBCA – *Business Corporations Act* (Ontario)
(c) OSA – *Ontario Securities Act*, Regulation and Rules, 2002-2003
(d) OSC – Ontario Securities Commission
(e) SEDAR – System for Electronic Document Analysis and Retrieval
(f) TSX – Toronto Stock Exchange

	DOCUMENT
1.	TSX Form 1: Change in Outstanding and Reserved Securities dated: May 2, 2003
2.	TSX correspondence regarding termination of Director's Share Purchase Plan and replacement with Deferred Share Unit Plan dated: May 2, 2003
3.	TSX Form 1: Change in Outstanding and Reserved Securities dated: April 2, 2003
4.	TSX Form 1: Change in Outstanding and Reserved Securities dated: March 3, 2003
5.	Confirmation of Mailing Interim financial statements and Management Discussion and Analysis to shareholders. dated: February 28, 2003 date of filing: February 28
6.	Interim financial statements: three months and six months ending December 31, 2002 date of filing: February 10, 2003

	DOCUMENT
7.	Management's Discussion & Analysis: for three months and nine months ended December 31, 2002 compared with same periods ended December 31, 2001 date of filing: February 10, 2003
8.	Report to shareholder: third quarter results for fiscal 2003. date of filing: February 10, 2003
9.	Press Release: Growth earnings increase in third quarter and increase guidance for fiscal 2003 earnings date of filing: February 10, 2003
10.	TSX Form 1: Change in Outstanding and Reserved Securities dated: February 5, 2003
11.	TSX Form 1: Change in Outstanding and Reserved Securities dated: January 6, 2003
12.	Press Release: Announces Hip Gear (video game accessories) dated December 18, 2002 date of filing December 18, 2002
13.	Confirmation of mailing copies of Interim financial statements and the Management Discussion and Analysis dated December 9, 2002 date of filing December 10, 2002
14.	TSX Form 1: Change in Outstanding and Reserved Securities dated: December 5, 2002
15.	Interim financial statements: three months and six months ending September 30, 2002 date of filing: November 29, 2002
16.	TSX correspondence regarding Personal Information Forms of Peter Cooper and Christopher Gilbert (Directors) dated: November 28, 2002

	DOCUMENT
17.	Press Release: Growth for second quarter and guidance for Fiscal 2003 dated November 11, 2002 date of filing: November 11, 2002
18.	Management's Discussion & Analysis: for three months ended September 30, 2002 compared with three months ended September 30, 2001 date of filing: November 11, 2002
19.	TSX Form 1: Change in Outstanding and Reserved Securities dated: November 6, 2002
20.	Press Release: Change of Board of Directors dated October 21, 2002 date of filing: October 22, 2002
21.	TSX Form 1: Change in Outstanding and Reserved Securities dated: October 3, 2002
22.	TSX correspondence regarding Personal Information Forms of Richard Grogan and Joseph Wright dated: October 1, 2002
23.	Press Release: Announces improved financing arrangements dated: September 25, 2002 date of filing: September 27, 2002
24.	Confirmation of Mailing: First quarter report for period ended June 30, 2002 dated: September 9, 2002 date of filing: September 11, 2002
25.	Press Release: Completes Acquisition of Tévica Inc. dated: September 3, 2002 date of filing: September 4, 2002

	DOCUMENT
26.	TSX Form 1: Change in Outstanding and Reserved Securities dated: September 4, 2002
27.	TSX Form 1: Change in Outstanding and Reserved Securities dated: August 27, 2002
28.	Notice of Alternative Form: Letter to Securities Regulatory Authorities from A&B dated: August 26, 2002 date of filing: August 26, 2002
29.	TSX correspondence regarding acquisition by Hip of Tévica Inc. dated: August 21, 2002
30.	Report to shareholders: First quarter results for fiscal 2003 dated: August 14, 2002 date of filing: September 3, 2002
31.	Press Release: Announcement to Acquire Tévica Inc. dated: August 14, 2002 date of filing: August 14, 2002
32.	Interim financial statements: three months ended June 30, 2002 date of filing: August 13, 2002
33.	Management's Discussion & Analysis: for three months ended June 30, 2002 date of filing: August 13, 2002
34.	Press Release: Reports record first quarter results dated: August 13, 2002 date of filing: August 13, 2002
35.	Courtesy notice to TSX re: exchange of Series A Preference Shares of Hip by SJS Group Ltd. dated: July 17, 2002
36.	Annual Information Form: In respect of the fiscal year ended March 31, 2002 date of filing: July 29, 2002

	DOCUMENT
37.	Annual Report dated July 2, 2002 date of filing: July 29, 2002
38.	Confirmation of mailing Proxy, Notice of Annual and Special Meeting of Shareholders, Information Circular, Annual Report 2002, Supplemental Mailing List Request Form and Proxy Return Envelope to shareholders dated July 24, 2002 date of filing: July 29, 2002
39.	Form of Proxy: 2002 date of filing: July 29, 2002
40.	Management Information Circular date of filing: July 29, 2002
41.	Management's Discussion & Analysis: for fiscal year ended March 31, 2002 compared with the fifteen months ended March 31, 2001 date of filing: July 29, 2002
42.	Notice of Annual and Special Meeting of Shareholders (August 22, 2002 at 4:30) date of filing: July 29, 2002
43.	TSX Form 1: Change in Outstanding and Reserved Securities dated: July 5, 2002
44.	TSX Form 1: Change in Outstanding and Reserved Securities dated: June 10, 2002
45.	Audited Annual Consolidated financial statements: March 31, 2002, and 2001 date of filing: June 4, 2002
46.	Press Release: Growth in Annual sales dated June 3, 2002 date of filing: June 4, 2002

	DOCUMENT
47.	TSX Form 1: Change in Outstanding and Reserved Securities dated: May 9, 2002
48.	Notice of Record and Meeting dates: sent to the Canadian Depository for Securities dated May, 29, 2002 date of filing: May 30, 2002
49.	Material Change Report: date of Material Change: May 23, 2002 date of filing: May 28, 2002
50.	Interim financial statements: three months and nine months ending December 31, 2001 date of filing: May 24, 2002
51.	Press Release: Reports Preliminary Fiscal 2002 Annual Results and Re-files financial statements for the nine months ended December 31, 2001 dated: May 23, 2002 date of filing: May 24, 2002
52.	Press Release: TSX has approved notice of intention to make normal course issuer bid dated: May 15, 2002
53.	TSX correspondence regarding normal course issuer bid dated: May 15, 2002
54.	TSX correspondence regarding non-material amendments to Hip Stock Option Plan dated: April 17, 2002
55.	Press Release: Announces Management changes and head office relocation dated April 12, 2002 date of filing: April 15, 2002

FORM: 1 | Company Name: HIP INTERACTIVE CORP. Stock Symbol: HP

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**51,565,816**
ADD:	Stock Options Exercised	149,167	
	Share Purchase Plan	n/a	
	Dividend Reinvestment Plan	n/a	
	Exercise Warrants	37,917	
	Private Placement	nil	
	Conversion	nil	
	Other Issuance: from Treasury – Broker Warrants fr. private placement	nil	
SUBTRACT:	Issuer Bid Purchase	nil	
	Redemption	nil	
	Other Cancellation (provide description)	nil	
	Closing Issued and Outstanding Share Balance*		**51,752,900**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not canceling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM: N/A		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
B.	NAME OF PROGRAM: N/A		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS				
Stock Option Plan and / or Agreement				
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**				
Stock Options Outstanding — Opening Balance				**6,147,202**
Options Granted: (ADD)				
Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	**0**

C.

Options Exercised: (SUBTRACT)
Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
March 31, 2003	Anthony Cosentino	Sep 13/01	$0.89	66,667
April 24, 2003	Morey Chaplick	April 19/01	$0.73	25,000
April 24, 2003	Morey Chaplick	April 11/02	$0.64	50,000
April 28, 2003	Andrew Chambers	Dec. 19/99	$1.00	7,500
			SUBTOTAL	**149,167**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	**nil**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT)
If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc/Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	**0**
Stock Option Outstanding — Closing Balance					**5,998,035**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
D. Shares Reserved (for Stock Option Plan)		
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		7,360,260
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	149,167	
Stock Appreciation Rights (SUBTRACT)	0	
Closing Share Reserve Balance at end of period		**7,211,093**

All information reported in this Form is for the month of April 2003.

Filed on behalf of the Company by: (please enter name and direct phone or email)	
NAME	JENNIFER LEE
PHONE / EMAIL	905-362-3760 ex.277 jlee@hipinteractive.com
DATE	May 2, 2003

COPY

03 MAY 14 7:21



TORONTO STOCK
EXCHANGE

Julie K. Shin
Senior Advisory Counsel
Advisory Affairs
Toronto Stock Exchange
The Exchange Tower
130 King Street West
Toronto, Canada
M5X 1J2
T (416) 947-4539
F (416) 947-4547
julie.shin@tsx.com

May 2, 2003

VIA FAX & MAIL

Mr. Thomas A. Fenton
Aird & Berlis
Barristers & Solicitors
BCE Place, Suite 1800
Box 754, 181 Bay St.
Toronto, Ont.
M5J 2T9

Dear Mr. Fenton:

**Re: HIP Interactive Corp. (the "Company")
Termination of Director Share Plan and Institution of new Deferred Share Unit Plan**

Toronto Stock Exchange ("TSX") acknowledges receipt of your letter dated May 1, 2003 and a copy of the Deferred Share Unit Plan, pursuant to which eligible participants will be entitled to receive from the Company the cash equivalent of the value of the participant's deferred share units when such participants ceases to be a director of the Company.

As you are aware, TSX does not require the pre-clearance of the share compensation plans which do not involve the issuance of treasury shares. Should the Company proceed with the Employee Purchase Plan as described in your letter, please ensure that it is pre-cleared by TSX.

Should you have any questions with respect to the foregoing, please contact the undersigned.

Yours very truly,

TORONTO STOCK EXCHANGE

Julie K. Shin

/da

Received Time May. 2. 12:03PM

Thomas A. Fenton
Direct: 416.865.4631
E-mail: tfenton@airdberlis.com

May 1, 2003

DELIVERED

The Toronto Stock Exchange
3rd Floor, Exchange Tower
130 King Street West
Toronto, Ontario
M5X 1J2

Attention: Julie Shin
Corporate Finance Services

Dear Julie:

Re: HIP INTERACTIVE CORP.
- Termination of Director Share Plan and Institution of New Deferred Share Unit Plan

As you are aware, we act for Hip Interactive Corp. ("Hip").

Further to our recent discussions regarding Hip's share compensation arrangements, I am writing to confirm that Hip has terminated its existing Director's Share Plan (the "Old Plan"). In respect of the Old Plan, 250,000 shares had been reserved for issuance. Of this reserved number, 54,710 shares have been issued under the Old Plan as follows:

17,754	-	Mark Rider
7,246	-	Aird & Berlis LLP
24,275	-	Anthony Cosentino
5,435	-	James Rayburn
54,710		

Management of Hip has reported such share issuances to the TSX in the normal course.

Deferred Share Unit Plan

As a replacement for the Old Plan, Hip has approved the form and content of a Deferred Share Unit Plan (the "DSU Plan") for non employee directors and other eligible participants, a copy of which is attached hereto. Under the DSU Plan, eligible participants will be entitled to receive from Hip the cash equivalent of the value of the participant's deferred share units when such participant ceases to be a director of Hip.

As further discussed, Hip is considering adopting an employee stock purchase plan ("Employee Plan") subject to obtaining the required approvals for same including that of the TSX. If such a plan is adopted and approved, I understand you would be prepared to credit the 195,290 shares otherwise listed under the Old Plan towards the shares to be reserved for under the proposed Employee Plan.

Should you have any questions with respect to the foregoing, please contact the undersigned.

Yours very truly,

AIRD & BERLIS LLP

Thomas A. Fenton
TAF/ld
Encls.

cc: Jennifer Lee, Hip Interactive Corp.

::ODMA\PCDOCS\DOCS\1447757\1

HIP INTERACTIVE CORP.

DEFERRED SHARE UNIT PLAN
FOR
NON-EMPLOYEE DIRECTORS
AND OTHER
ELIGIBLE PARTICIPANTS

1. Plan Purpose

The purpose of the Deferred Share Unit Plan (the "**Plan**") for Non-employee Directors and other eligible participants (each a "**Plan Participant**") of Hip Interactive Corp. (the "**Company**") is to provide to such participants an additional motivation to promote sustained improvement in the Company's business performance and shareholder value by allowing them to have all of their director retainer fees (and, in the case of other eligible participants, such amounts as determined by the Plan Administrator (as hereinafter defined)) tied to the future growth in value of the Company's common shares.

2. Description of Units

This motivation is provided by the grant of Deferred Share Units ("**DSU's**"), which give the Plan Participant the right, subject to the terms and conditions herein, to receive from the Company, after termination of service as a director (or employee, as the case may be) of the Company, a cash payment equal to the value of the accumulated DSU's.

3. Eligibility and Awards

(a) DSU's will be granted to those Non-employee Directors who, within the time period and in the form of election specified by the Company, elect to receive all, but not less than all, of their director retainer fees in the form of DSU's. The quantum of the director retainer fees eligible to be elected to be received as DSU's will be determined by the Company and the election must be made *before* such fees are earned.

(b) The number of DSU's granted to a Plan Participant who is a Non-employee Director for any year will be determined at the end of each calendar quarter of the Company (being March 31, June 30, September 30 and December 31) by dividing (i) the dollar amount of the director retainer fees for that calendar quarter that the Plan Participant elected to receive as DSU's by (ii) the five (5) day average closing price of the Company's shares (the "**Average Closing Price**") immediately prior to the last day of that calendar quarter. Those DSU's will be granted effective the last day of that calendar quarter.

(c) Notwithstanding 3(a) and (b) above, the Plan Administrator may grant DSU's from time to time and in those circumstances the Plan Administrator may prescribe (including those circumstances prescribed in Section 7 in respect of DSU's granted to the Compnay's President & CEO), DSU's to those other eligible Plan Participants in respect of

monetary amounts owing to such Plan Participant(s) from time to time. The mechanics of this Plan shall apply to such other Plan Participants, *mutatis mutandis*.

(d) A Plan Participant will be granted additional DSU's, in respect of the Plan Participant's unexercised DSU's, on the dividend payment dates, if any, for the common shares of the Company. The number of additional DSU's will be determined for each cash dividend payment date by (i) dividing the cash dividend payable for a common share of the Company by the Average Closing Price immediately prior to the payment date for that dividend and then (ii) multiplying that resultant number by the number of unexercised DSU's held by the Plan Participant on the record date for the determination of shareholders entitled to receive payment of such cash dividend.

(e) Any fractional DSU's that are granted to a Plan Participant will be paid out in cash from the Company.

4. Valuation Date of DSU's and Exercise of DSU's

(a) For the purposes of this Plan, the value of a Plan Participant's DSU entitlement shall be fixed or "locked in" on the date (the **"Termination Date**") of termination of service whether that be by way of voluntary resignation, death, expiry of stated term of directorship, or otherwise.

(b) For the purposes of this Plan, no DSU's may be exercised unless all of the DSU's granted to a Plan Participant are exercised by the Plan Participant on the same date.

(c) DSU's may be exercised by a Plan Participant by a written notice of exercise sent to the Company: Attention, Secretary at such address as the Company may specify from time to time. The Plan Participant must specify in the notice of exercise an exercise date for the DSU's granted to the Plan Participant, which exercise date must be not earlier than the date of actual receipt by the Company of the written notice to exercise DSU's. In addition, the exercise date of a Plan Participant's DSU's must be not later than December 31 of the year immediately following the year in which the termination of service as a director (or employee, as the case may be) of the Company by the Plan Participant occurred (the "**Final Exercise Date**"). If a Plan Participant's DSU's are not exercised by the Plan Participant by the Final Exercise Date, then those DSU's will be deemed to be exercised on the Final Exercise Date.

5. Cash Payment

Within 10 business days of the exercise or deemed exercise of the DSU's under the Plan, the Company shall forward to the Plan Participant a cheque in an amount equal to the value of the DSU's (calculated as at the Termination Date) less any required source deductions or withholding taxes.

6. Significant Changes

In the case of any subdivision, redivision, consolidation, reclassification of the shares of the Company, or other relevant change in the capitalization of the Company or the payment of a dividend on the shares of the Company other than in cash, the Company shall make appropriate adjustments in the number of granted DSU's, and an adjustment by the Company shall be conclusive as to the number of DSU's and shall be final and binding upon all persons.

7. DSU's issued to the Company's President & CEO

(a) The following additional provisions attach to any DSU's granted to the Company's President & CEO, Mr. Arindra Singh

(i) in order to incentivize Mr. Singh to continue to promote and sustain improvement in the Company's business performance and shareholder value, the Company and Mr. Singh have agreed that until Mr. Singh has a common share equity interest in the Company that has a market value of two times his present base salary of $370,000 (i.e. $740,000 worth of stock), Mr. Singh agrees to take a minimum of one half of any annual bonus payable to him in DSU's. The determination date for the granting of DSU's to Mr. Singh shall be on that date (the **"Bonus Payout Date"**) the Company pays out bonuses to its senior executives under the Company's Executive Bonus Incentive Plan. The number of DSU's to be granted to Mr. Singh shall be determined by dividing (i) the dollar amount of DSU's required to be issued by the Company in accordance with this Section by (ii) the Average Closing Price immediately prior to the Bonus Payout Date. For the purposes of calculating the dollar amount of DSU's to be granted to Mr. Singh, if any, Mr. Singh shall provide to the Company on that date which is two days prior to the Bonus Payout Date, confirmation in writing of his aggregate shareholdings in the Company. The Company shall then determine the market value of such shares by reference to the Average Closing Price calculated immediately prior to the Bonus Payout Date and shall therefore determine the quantum, if any, of Mr. Singh's annual bonus that he shall be required to take in the form of DSU's.

(ii) Notwithstanding the foregoing, nothing shall restrict Mr. Singh from electing to have more than 50% of his annual bonus being taken in the form of DSU's. Such election must be communicated in writing by Mr. Singh prior to the Bonus Payout Date.

(iii) Any DSU's granted to Mr. Singh under the terms of this Plan shall be required to vest one third, one third, one third over a three year period from the date of grant.

For purposes of illustration, if Mr. Singh were to be granted $150,000 worth of DSU's on a bonus payout date – say June 15, 2004, then such DSU grant would

vest as to $50,000 on June 15, 2005, as to $50,000 on June 15, 2006 and as to $50,000 on June 15, 2007. In the event Mr. Singh were to leave the employment of the Company for any reason whatsoever, any unvested DSU entitlement would be forfeited by Mr. Singh and have no further value, it being understood by the parties that Mr. Singh would therefore only be entitled to exercise the right to receive cash in the amount of the vested portion of his DSU entitlement.

8. Other

(a) The Company reserves the right to amend, suspend, or terminate the Plan at any time with respect to future grants of DSU's; provided, however, that no amendments or termination shall be made at any time which has the effect of adversely affecting the existing rights of Plan Participants under the Plan without his or her consent in writing.

(b) The Company shall maintain a record of DSU's granted to Plan Participants and that record shall be final and binding upon all persons. The Plan shall be audited by the Company's external auditor on an annual basis.

(c) No right created by the granting of a DSU can be pledged in any circumstance, nor can it be assigned except in the case of death. Any attempt to pledge or assign may, in the discretion of the Company, result in forfeiture of the rights created herein.

(d) Under no circumstances shall DSU's be considered securities of the Company nor shall they entitle the Plan Participant to exercise voting rights or any other rights attaching to ownership of shares of the Company.

(e) At no time shall a Plan Participant have the right to revoke/redeem/exercise his DSU entitlement prior to such Plan Participant's Termination Date.

(f) The Corporate Governance and Compensation Committee of the Board of Directors of the Company (the "**Plan Administrator**") shall determine conclusively all questions arising in the administration or interpretation of this Plan and such a determination shall be final and binding upon all persons.

February 7, 2003

::ODMA\PCDOCS\DOCS\1370761\4

HIP INTERACTIVE CORP.

Deferred Share Unit Plan for Non-employee Directors

Election Form for 2003 Fees

I request that delivery of the Board of Directors retainer fees (but not Committee or Meeting fees) that I will earn in the year 2003 be made by way of deferred share units (DSU) and not cash, to the following extent: *(Please select from the following options by designating a desired participation of 0 or 100 percent.)*

0% __________

100% __________

I have read and I understand the terms of this plan. I particularly understand that:

- amounts elected to be delivered in the form of DSU's cannot be subsequently changed to an alternative form of delivery, such as cash;
- proceeds from the exercise of DSU's are taxable as ordinary income and not as capital gains; and
- the Company does not fund future obligations for exercises of outstanding DSU's.

Election forms must be received by the Company no later than March 31, 2003.

Date of Election: ____________________

Signature: ____________________

Social Insurance Number: ____________________

FORM: 1 | **Company Name: HIP INTERACTIVE CORP.** **Stock Symbol: HP**

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**51,459,078**
ADD:	Stock Options Exercised	59,999	
	Share Purchase Plan	n/a	
	Dividend Reinvestment Plan	n/a	
	Exercise Warrants	nil	
	Private Placement	nil	
	Conversion	nil	
	Other Issuance: from Treasury – Broker Warrants fr. private placement	46,739	
SUBTRACT:	Issuer Bid Purchase	nil	
	Redemption	nil	
	Other Cancellation (provide description)	nil	
	Closing Issued and Outstanding Share Balance*		**51,565,816**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not canceling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

A.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
NAME OF PROGRAM: N/A		
Opening Reserve for Share Purchase Plan / Agreement		
Additional Shares Listed Pursuant to the Plan (ADD)		
Shares Issued from Treasury (SUBTRACT)		
Closing Reserve for Share Purchase Plan		

B.

Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
NAME OF PROGRAM: N/A		
Opening Reserve for Dividend Reinvestment Plan		
Additional Shares Listed Pursuant to the Plan (ADD)		
Shares Issued (SUBTRACT)		
Closing Reserve for Dividend Reinvestment Plan		

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS	
C. Stock Option Plan and / or Agreement	
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**	
Stock Options Outstanding — Opening Balance	**6,414,868**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	**0**

Options Exercised: (SUBTRACT)
Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
March 5, 2003	Ephram Chaplick	Nov. 7, 2001	$0.81	23,333
March 5, 2003	Jay Denis	Dec. 19, 1999	$1.00	20,000
March 25, 2003	James Rayburn	Sep. 13, 2001	$0.89	16,666
			SUBTOTAL	**59,999**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	**nil**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT)
If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc/Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
March 1, 2003	Strategic Investor Relations	June 11/01	June 11/06	$1.07	100,000
March 14, 2003	Slavo Kovac	Aug. 13/02	Aug. 13/07	$0.60	1,000
March 31, 2003	Anthony Cosentino	Sep. 13/01	Sep. 13/06	$0.89	8,333
March 31, 2003	James Rayburn	Sep. 15/00	Sep. 15/05	$1.60	90,000
March 31, 2003	James Rayburn	Sep. 13/01	Sep. 13/01	$0.89	8,334
				SUBTOTAL	**207,667**
Stock Option Outstanding — Closing Balance					**6,147,202**

D.	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
	Shares Reserved (for Stock Option Plan)		
	NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period		7,420,259
	Additional shares Listed Pursuant to the Plan (ADD)	0	
	Stock Options Exercised (SUBTRACT)	59,999	
	Stock Appreciation Rights (SUBTRACT)	0	
	Closing Share Reserve Balance at end of period		**7,360,260**

All information reported in this Form is for the month of March 2003.

Filed on behalf of the Company by: (please enter name and direct phone or email)	
NAME	JENNIFER LEE
PHONE / EMAIL	905-362-3760 ex.277 jlee@hipinteractive.com
DATE	April 2, 2003

FORM: 1 | **Company Name: HIP INTERACTIVE CORP.** **Stock Symbol: HP**

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**51,131,578**
ADD:	Stock Options Exercised	100,000	
	Share Purchase Plan	n/a	
	Dividend Reinvestment Plan	n/a	
	Exercise Warrants	127,500	
	Private Placement	nil	
	Conversion	nil	
	Other Issuance: from Treasury – Broker Warrants fr. private placement	100,000	
SUBTRACT:	Issuer Bid Purchase	nil	
	Redemption	*nil*	
	Other Cancellation (provide description)	nil	
	Closing Issued and Outstanding Share Balance*		**51,459,078**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not canceling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM: N/A		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM: N/A		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

C.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS				
Stock Option Plan and / or Agreement				
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**				
Stock Options Outstanding — Opening Balance				**6,491,868**
Options Granted: (ADD)				
Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
February 7, 2003	Paul Brenden	Feb. 7/08	$0.89	3,000
February 7, 2003	Peter Thomas	Feb. 7/08	$0.89	20,000
			SUBTOTAL	**23,000**

Options Exercised: (SUBTRACT)
Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
February 13, 2003	Morey Chaplick	April 19, 2001	$0.73	50,000
February 13, 2003	Morey Chaplick	April 11, 2002	$0.64	50,000
			SUBTOTAL	**100,000**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	**nil**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT)
If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc/Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	**nil**
Stock Option Outstanding — Closing Balance					**6,414,868**

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
D.	**Shares Reserved (for Stock Option Plan)**		
	NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period		7,520,259
	Additional shares Listed Pursuant to the Plan (ADD)	0	
	Stock Options Exercised (SUBTRACT)	100,000	
	Stock Appreciation Rights (SUBTRACT)	0	
	Closing Share Reserve Balance at end of period		**7,420,259**

All information reported in this Form is for the month of February 2003.

Filed on behalf of the Company by: (please enter name and direct phone or email)	
NAME	JENNIFER LEE
PHONE / EMAIL	905-362-3760 ex.277 jlee@hipinteractive.com
DATE	March 3, 2003

TSE


EQUITY
TRANSFER SERVICES INC.

February 28, 2003

VIA ELECTRONIC TRANSMISSION

Dear Sir or Madam:

RE: Hip Interactive Corp

We are pleased to confirm that copies of the Interim financial statements for the third quarter, 9 months ended December 31, 2002, and the Management Discussion and Analysis for quarter ended December 31, 2002, were mailed to those shareholders on the supplemental mailing list February 27, 2003.

Yours Truly,

EQUITY TRANSFER SERVICES INC

"Lori Winchester"

Per: Lori Winchester
Officer, Client Services

SUITE 420
120 Adelaide Street West
TORONTO, ONTARIO
M5H 4C3
TELEPHONE (416) 361-0152
FAX: (416) 361-0470
EMAIL:
info@equitytransfer.com

Hip Interactive Corp.

Consolidated Balance Sheet
in $ thousands (unaudited)

	December 31, 2002 $	*March 31, 2002* $
Assets		
Current assets		
Cash and cash equivalents	727	637
Accounts receivable	85,173	19,937
Inventory	32,002	22,237
Prepaids and other assets	5,220	346
Future income taxes	433	3,381
Current assets of discontinued operations	-	120
Current portion of notes receivable	326	486
	123,881	47,144
Notes receivable	798	1,405
Property and equipment	7,427	6,393
Future income taxes	759	1,797
Goodwill	20,742	17,818
Long term assets of discontinued operations	-	70
	153,607	74,627
Liabilities		
Current liabilities		
Bank indebtedness	27,674	4,177
Accounts payable and accrued liabilities	82,786	36,019
Current portion of capital lease obligations	1,168	1,271
Current liabilities of discontinued operations	-	276
Provision for loss on discontinued operations	188	1,186
	111,816	42,929
Capital lease obligations	388	684
Purchase consideration due on acquisition of Tévica Inc.	1,777	-
Future income taxes	-	199
	113,981	43,812
Shareholders' Equity		
Capital stock	38,200	38,162
Other equity	2,708	3,621
Contributed surplus	3,362	2,450
Deficit	(4,644)	(13,418)
	39,626	30,815
	153,607	74,627

Hip Interactive Corp.
Consolidated Statement of Operations
in $ thousands (unaudited)

	Three months ended December 31		*Nine months ended December 31*	
	2002	*2001*	*2002*	*2001*
	$	*$*	*$*	*$*
Sales	151,415	121,485	281,960	215,922
Cost of sales	133,839	109,773	247,839	192,306
Gross profit	17,576	11,712	34,121	23,616
Expenses				
Selling, general and administrative expenses	6,913	5,169	16,025	14,658
Gain on settlement of lease	-	-	(449)	-
Integration costs	(150)	-	941	-
Provision against note receivable from PC@Home	-	-	604	-
Loss on sale of PC@Home	-	-	-	347
Aborted acquisition costs	-	-	-	289
Interest expense	538	449	948	1,047
Amortization of property & equipment	870	444	1,651	1,199
Earnings from continuing operations before income taxes	9,405	5,650	14,401	6,076
Income tax provision	3,629	954	5,627	1,277
Earnings from continuing operations	5,776	4,696	8,774	4,799
Loss from discontinued operations	-	393	-	784
Net earnings for the period	5,776	4,303	8,774	4,015

Earnings Per Share				
Basic weighted average number of common shares	51,132	44,037	50,378	43,034
Diluted weighted average number of common shares	55,488	45,026	54,584	44,023
Basic earnings per share from continuing operations	11.3¢	10.7¢	17.4¢	11.2¢
Diluted earnings per share from continuing operations	10.4¢	10.4¢	16.1¢	10.9¢
Basic earnings per share from continuing operations and from discontinued operations	11.3¢	9.8¢	17.4¢	9.3¢
Diluted earnings per share from continuing operations and from discontinued operations	10.4¢	9.6¢	16.1¢	9.1¢

Hip Interactive Corp.
Consolidated Statement of Deficit
in $ thousands (unaudited)

	Three months ended December 31		*Nine months ended December 31*	
	2002	*2001*	*2002*	*2001*
	$	*$*	*$*	*$*
(Deficit) – beginning of period	(10,420)	(3,771)	(13,418)	(3,483)
Net earnings for the period	5,776	4,303	8,774	4,015
Retained earnings (deficit) – end of period	(4,644)	532	(4,644)	532

Hip Interactive Corp.

Cashflow Statement

in $ thousands (unaudited)
Cash provided by (used in)

	Three months ended December 31		*Nine months ended December 31*	
	2002	***2001***	***2002***	***2001***
	$	***$***	***$***	***$***
Operating activities				
Net earnings for the period	5,776	4,303	8,774	4,015
Items not affecting cash:				
Amortization of property & equipment	870	444	1,651	1,199
Provision against note receivable from PC At Home	-	-	604	-
Future income taxes	1,789	31	3,787	11
	2,659	475	6,042	1,210
	8,435	4,778	14,816	5,225
Changes in non-cash working capital balances:				
Accounts receivable	(27,166)	(26,175)	(58,476)	(36,224)
Inventory	(77)	(2,925)	(8,398)	(6,325)
Prepaids and other assets	(2,070)	(1,666)	(4,825)	(2,028)
Accounts payable and accrued liabilities	12,666	29,284	38,068	31,414
Operating activities of discontinued operations	(72)	(198)	(1,157)	(1,610)
	(16,719)	(1,680)	(34,788)	(14,773)
	(8,284)	3,098	(19,972)	(9,548)
Financing activities				
Capital lease obligations	245	139	(399)	403
Issuance of capital stock	38	100	38	215
Increase in bank indebtedness	9,490	2,692	23,497	16,452
Advances from shareholders	-	-	-	(725)
Financing activities of discontinued operations	-	-	-	(354)
Increase in minority interest	-	-	-	(225)
	9,773	2,931	23,136	15,766
Investing activities				
Acquisition of Tévica Inc.	(353)	-	(738)	-
Notes receivable	163	47	163	(465)
Purchase of property and equipment	(642)	(925)	(2,569)	(1,502)
Investing activities of discontinued operations	70	-	70	-
	(762)	(878)	(3,074)	(1,967)
Increase in cash and cash equivalents	727	5,151	90	4,251
Cash and cash equivalents – Beginning of period	-	991	637	1,891
Cash and cash equivalents – End of period	727	6,142	727	6,142

Hip Interactive Corp.

Notes to Consolidated Financial Statements (unaudited)
December 31, 2002

1. Significant Accounting Policies

The notes presented in these interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in Hip Interactive Corp.'s (the "Company") annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended March 31, 2002. These interim consolidated financial statements follow the same accounting policies, other than as set out in Note 2 to these interim consolidated financial statements, and methods of this application as set out in the Company's consolidated financial statements for the year ended March 31, 2002. Business is typically weaker in the first two quarters of the Company's fiscal year. Consequently, due to the seasonality of the business, the results of operations for the quarter and nine months ended December 31, 2002 are not necessarily indicative of annual results. Certain comparative figures have been reclassified to conform to the current presentation.

2. Share-Based Compensation

Commencing April 1, 2002, the Company adopted the new recommendations of CICA Handbook section 3870, Stock-based compensation and other stock-based payments. The new recommendation requires that a fair value be determined for options at the date of grant and that such fair value be recognized in the financial statements. In respect of share options awarded to employees, it is permissible to use either the fair value based method or the intrinsic value based method. However, if the intrinsic based method is used, pro forma disclosure is required so as to show what the effect would have been had the fair value based method been applied.

The Company applies the intrinsic value based method of accounting for share-based compensation awards granted to employees. Accordingly, no compensation cost is recorded in the accounts for its share option plan and the requisite pro forma disclosures are made (see below). Proceeds arising from the exercise of share options are credited to share capital.

For share options granted after April 1, 2002, disclosure of the impact on earnings and earnings per share as if the fair value based method of accounting for the share-based compensation had been applied, is shown in the chart below, as required. Such impact, using a weighted average fair value of $0.30 per option for the 125,000 options granted in the three-month period ended December 31, 2002 and 2,215,000 options granted for the nine months ended December 31, 2002 would approximate the following pro forma amounts:

(thousands except per share amounts)	Three months ended December 31, 2002	Nine months ended December 31, 2002
Net earnings for the period as reported	$ 5,776	$ 8,773
Pro forma compensation cost (net of tax)	$ 23	$ 399
Pro forma net earnings for the period	$ 5,753	$ 8,374
Net earnings per basic share as reported	11.3¢	17.4¢
Net earnings per basic share pro forma	11.3¢	16.6¢

The significant assumptions made in the calculation of the weighted average fair value of the options are as follows:

Risk-free interest rate	3.5%
Expected life	2 years
Expected volatility	72%
Expected dividend yield	0

Hip Interactive Corp.

Notes to Consolidated Financial Statements (unaudited)
December 31, 2002

3. Business acquisition

On August 30, 2002, the Company acquired all of the outstanding shares of Tévica Inc., a distributor of VHS and DVD movies. The acquisition was accounted for using the purchase method of accounting and, consequently, the results of operations are included in the Company's consolidated statement of operations for the period since the date of acquisition. The total purchase price of $3,552,000 is summarized as follows:

In $ thousands	
Cash payment	950
Contingent purchase price consideration	2,250
Costs of acquisition	352
	3,552

The purchase price was allocated as follows:

In $ thousands	
Cash acquired	686
Non-cash working capital deficiency	(174)
Property and equipment	116
Goodwill and other intangibles[1]	2,924
	3,552

[1] The Company is currently finalizing the allocation of the purchase price. Consequently, the purchase price allocation as presented in these financial statements may be retroactively adjusted to reflect the fair-market value of acquired intangible assets. The completion of the purchase price allocation may also result in adjustment to goodwill, amortization and future income taxes retroactively to the date of acquisition.

Hip Interactive Corp.

Notes to Consolidated Financial Statements (unaudited)

December 31, 2002

4. Segmented Information

The Company operates in seven business segments being: Video Games, PC Games, Movies, Publishing, Hip Gear, Hip Coin and Logistics Services. In fiscal 2003, the Company changed its reportable operating segments and, accordingly, the comparative balances have been restated to conform to the new operating segments. Operating results for these business segments are as follows:

In $ millions	Three Months ended December 31, 2002								
	Video Games	PC Games	Movies	Publishing	Hip Gear	Hip Coin	Logistics Services	Other	Total
Sales	105.9	12.8	18.2	4.4	6.9	2.8	0.4		151.4
Gross profit	10.2	2.3	1.4	1.4	1.2	0.9	0.2		17.6
Selling, general & administrative expenses								6.9	6.9
Other								(0.1)	(0.1)
Interest expense								0.5	0.5
Amortization of property & equipment								0.9	0.9
Earnings from continuing operations before income taxes	10.2	2.3	1.4	1.4	1.2	0.9	0.2	(8.2)	9.4
Income tax provision								3.6	3.6
Discontinued operations								-	-
Net earnings for the period	10.2	2.3	1.4	1.4	1.2	0.9	0.2	(11.8)	5.8

In $ millions	Three Months ended December 31, 2001								
	Video Games	PC Games	Movies	Publishing	Hip Gear	Hip Coin	Logistics Services	Other	Total
Sales	96.2	13.7	3.6	0.6	5.7	1.3	0.4		121.5
Gross profit	6.8	2.4	0.2	0.1	1.3	0.7	0.2		11.7
Selling, general & administrative expenses								5.2	5.2
Other								-	-
Interest expense								0.4	0.4
Amortization of property & equipment								0.4	0.4
Earnings from continuing operations before income taxes	6.8	2.4	0.2	0.1	1.3	0.7	0.2	(6.0)	5.7
Income tax provision								1.0	1.0
Discontinued operations								0.4	0.4
Net earnings for the period	6.8	2.4	0.2	0	1.3	0.7	0.2	(7.4)	4.3

	Nine Months ended December 31, 2002								
	Video Games	PC Games	Movies	Publishing	Hip Gear	Hip Coin	Logistics Services	Other	Total
Sales	189.1	33.8	30.6	10.7	9.9	7.0	0.9		282.0
Gross profit	18.8	5.5	1.9	3.0	2.0	2.5	0.4		34.1
Selling, general & administrative expenses								16.0	16.0
Gain on settlement of lease								(0.4)	(0.4)
Integration costs								0.9	0.9
Provision against note receivable from PC@Home								0.6	0.6
Aborted acquisition costs								-	-
Loss on sale of PC@Home								-	-
Interest expense								0.9	0.9
Amortization of property & equipment								1.7	1.7
Earnings from continuing operations before income taxes	18.8	5.5	1.9	3.0	2.0	2.5	0.4	(19.7)	14.4
Income tax provision								5.6	5.6
Discontinued operations								-	-
Net earnings for the period	18.8	5.5	1.9	3.0	2.0	2.5	0.4	(25.3)	8.8

	Nine Months ended December 31, 2001								
	Video Games	PC Games	Movies	Publishing	Hip Gear	Hip Coin	Logistics Services	Other	Total
Sales	170.2	24.9	5.2	2.8	7.8	4.2	0.8		215.9
Gross profit	14.5	4.8	0.4	0.3	1.7	1.5	0.4		23.6
Selling, general & administrative expenses								14.7	14.7
Gain on settlement of lease								-	-
Integration costs								-	-
Provision against note receivable from PC@Home								-	-
Aborted acquisition costs								0.3	0.3
Loss on sale of PC@Home								0.3	0.3
Interest expense								1.0	1.0
Amortization of property & equipment								1.2	1.2
Earnings from continuing operations before income taxes	14.5	4.8	0.4	0.3	1.7	1.5	0.4	(17.5)	6.1
Income tax provision								1.3	1.3
Discontinued operations								0.8	0.8
Net earnings for the period	14.5	4.8	0.4	0.3	1.7	1.5	0.4	(19.6)	4.0

Major Suppliers

Approximately 24% (2002 – 22%) of the Company's purchases for the three-month period ended December 31, 2002, and approximately 29% (2002 – 26%) for the nine months ended December 31, 2002, relate to products manufactured and published by one company.

HIP INTERACTIVE CORP.

MANAGEMENT'S DISCUSSION & ANALYSIS

This Management Discussion and Analysis ("MD&A") for the three months and nine months ended December 31, 2002, compared with the same periods ended December 31, 2001, provides readers with an overview of the Company's operations and a more detailed explanation of its financial statements. The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the year ended March 31, 2002 and for the 15-month period ended March 31, 2001. The objective is to present readers with a view of the Company through the eyes of management by interpreting the material trends and uncertainties that affected the operating results, liquidity and financial position of the Company in the last fiscal period, or those that may affect future results. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. All monetary amounts, unless otherwise indicated, are expressed in Canadian dollars.

The discussion and analysis and other sections of this report contain forward-looking statements. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable at the time the statements were prepared, but cautions the reader that they could cause actual results to differ materially from those anticipated. Such risks and uncertainties are discussed in detail in the Company's Annual Report to shareholders for the year ended March 31, 2002.

Overview

Hip Interactive Corp. ("Hip" or the "Company") is one of North America's largest distributors of electronic entertainment, including PC and video game software, video game consoles and accessories and movies. The Company sells video game products and movies to retailers across North America and is comprised of the following seven business units: (1) Video Games (hardware, software and first party accessories), (2) PC Games (software), (3) Movies (VHS and DVD movies), (4) Publishing (software), (5) Hip Gear (accessories), (6) Hip Coin (operator and distributor of coin operated games), and (7) Logistics Services.

Seasonality

The Company's business consists mainly of the distribution of video game consumer products to retailers. Retail activity in the electronic entertainment industry is traditionally at its highest levels during the third fiscal quarter, the three month period from October 1 to December 31, the retail holiday season. The seasonality of the Company's business is summarized in the charts below.


Sales by Fiscal Quarter
in $ millions
160
140
120
100
80
60
40
20
0
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr
F2001
F2002
F2003


Fiscal 2002 Sales Distribution by Quarter
1st Qtr
15%
2nd Qtr
20%
3rd Qtr
44%
4th Qtr
21%

HIP INTERACTIVE CORP.

Financial Overview

The results of operations for the three months and nine months ended December 31, 2002 are summarized as follows:

In $ millions	3 months ended December 31		9 months ended December 31	
	2002	2001	2002	2001
Sales	$151.4	$121.5	$282.0	$215.9
Gross profit	17.6	11.7	34.1	23.6
Operating expenses	6.9	5.2	16.0	14.7
Other expenses (see below)	(0.1)	-	1.1	0.6
Interest expense	0.5	0.4	0.9	1.0
Amortization of property and equipment	0.9	0.4	1.7	1.2
Income taxes	3.6	1.0*	5.6	1.3*
Earnings from continuing operations	5.8	4.7	8.8	4.8
Loss from discontinued operations	-	0.4	-	0.8
Net earnings	$5.8	$4.3	$8.8	$4.0
Basic earnings per share from continuing operations	11.3¢	10.7¢*	17.4¢	11.2¢*
Basic earnings per share from continuing and discontinued operations	11.3¢	9.8¢*	17.4¢	9.3¢*

* Includes income tax benefits of $1.6 million (3.6 cents per share) relating to previously unrecognized tax losses of a discontinued operation

Other expenses				
Gain on settlement of lease	-	-	(0.4)	-
Integration costs	(0.1)	-	0.9	-
Provision against note receivable from PC At Home	-	-	0.6	-
Loss on sale of PC At Home	-	-	-	0.3
Cost of aborted acquisition	-	-	-	0.3
	(0.1)	-	1.1	0.6

Sales for the three months ended December 31, 2002 increased by $29.9 million or 24.6%, compared to the same quarter last year. For the nine months ended December 31, 2002, sales increased by $66.1 million or 30.6% compared to last year.

Gross margin for the three months ended December 31, 2002 was 11.6% compared to 9.6% for the same period last year, primarily due to: (1) an increase in the proportion of sales of higher margin products such as Hip Gear accessories and Publishing and Exclusive Distribution titles, (2) the favorable impact of the strengthening of the Canadian dollar against the U.S. dollar during the quarter, (3) margin increases for console hardware sales due to more favourable pricing from suppliers, and (4) an increase in margins for the Company's Movies business from higher margin sales resulting from the acquisition of Tévica Inc. Similarly, for the nine months ended December 31, 2002, gross margin increased to 12.1% from 10.9% for the same period last year.

Operating expenses, as a percentage of sales, for the three months ended December 31, 2002, increased to 4.6% from 4.3% for the same period last year. The increase for the quarter was due principally to costs of $0.6 million representing the estimated loss on resale of older inventory purchased from CompUSA, a U.S. based retailer with 229 locations, to free up their shelf space for new Hip Gear accessories, a practice which is common in the industry. For the nine months ended December 31, 2002, operating expenses, as a percentage of sales, decreased to 5.7% of sales from 6.8% for the same period last year, due primarily to the realization of savings resulting from the Company's cost savings initiative undertaken during the latter part of fiscal 2002.

For the quarter ended December 31, 2002, net earnings were $5.8 million or 11.3 cents per share compared to $4.3 million or 9.8 cents per share. The net earnings of $4.3 million or 9.8 cents per share for the quarter ended December 31, 2001 included an amount of $1.6 million or 3.6 cents per share relating to the benefit of previously unrecognized income tax losses of a discontinued operation. On a year-to-date basis, net earnings increased to $8.8 million or 17.4 cents per share, compared to $4.0 million or 9.3 cents per share for the same period last year.

Quarterly earnings for the past three years is summarized below:


Quarterly Net Earnings 2001 – 2003
in $ millions
6
4
2
0
-2
-4
-6
-8
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr
F2001
F2002
F2003

RESULTS OF OPERATIONS

Sales for the three months ended December 31, 2002 were $151.4 million compared to $121.5 million for the three months ended December 31, 2001, an increase of $29.9 million or 24.6%. Sales for the nine months ended December 31, 2002 were $282.0 million, an increase of $66.1 million or 30.6% over sales of $215.9 million for the same period last year. The breakdown of sales by product category is set out below:

	3 months ended December 31		9 months ended December 31	
Sales in $ millions	2002	2001	2002	2001
Video Games	$105.9	$96.2	$189.1	$170.2
PC Games	12.8	13.7	33.8	24.9
Movies	18.2	3.6	30.6	5.2
Publishing	4.4	0.6	10.7	2.8
Hip Gear	6.9	5.7	9.9	7.8
Hip Coin	2.8	1.3	7.0	4.2
Logistics Services	0.4	0.4	0.9	0.8
	$151.4	**$121.5**	**$282.0**	**$215.9**

Gross margin for the three months ended December 31, 2002 was 11.6% compared to 9.6% for the same period last year. For the nine months ended December 31, 2002, gross margin was 12.1% compared to 10.9% for the same period in the previous fiscal year. The details of gross margin by product line are set out below:

	3 months ended December 31		9 months ended December 31	
% of sales	2002	2001	2002	2001
Video Games	9.6%	7.6%	9.8%	8.3%
PC Games	18.0%	15.9%	16.3%	19.3%
Movies	8.2%	5.6%	6.9%	7.7%
Publishing	30.5%	6.7%	27.6%	10.1%
Hip Gear	18.4%	22.8%	20.8%	21.8%
Hip Coin	32.1%	38.5%	35.7%	47.6%
Logistics Services	45.2%	45.0%	51.8%	48.8%
Weighted Average	**11.6%**	**9.6%**	**12.1%**	**10.9%**

Video Games

Sales

Video Games hardware and software sales for the quarter increased by $9.7 million or 10.1% compared to the same period last year. This increase was due primarily to an increase in new video game software releases for Microsoft's X-box and Nintendo's Game Cube console platforms, which were introduced in November 2001. As well, the increase was affected by the significant increase in the installed base of Sony PlayStation2 (introduced October 2000) this year versus last year. These increases were partially offset by hardware price reductions announced in May 2002 of 33% for each of the Sony PlayStation2 and Microsoft X-box and 25% for the Nintendo Game Cube. For the quarter, 1,077,000 units of frontline software were shipped compared to 916,000 units last year, representing an

increase of 18%. On a year-to-date basis, sales increased by $18.9 million or 11.1% with shipments of frontline software increasing to 2,003,000 units from 1,854,000 units for the same period last year, an increase of 8%.

Gross margin

Video Games margins for the quarter ended December 31, 2002 were 9.6%, compared to 7.6% for the same period last year. Margins for the nine months ended December 31, 2002 were 9.8% compared to 8.3% achieved for the same period last year. The increase in gross margins for both the three and nine-month periods was due primarily to an increase in the sales mix of higher margin video game software, increased gross margins on sales of console hardware due to favourable pricing from suppliers and the positive impact of a strengthening Canadian dollar over the quarter ended December 31, 2002, as most of the Company's products are purchased from U.S. suppliers in U.S. dollars.

PC Games

Sales

PC Games sales for the quarter decreased $0.9 million or 6.6%, which decrease was due primarily to the timing of releases of new titles. On a year-to-date basis, sales increased by $8.9 million or 35.7% compared to sales for the same period last year. The increase was due to a year-over-year increase in the release of PC software titles and a broader customer base, as new customers were added in mid-fiscal 2002.

Gross margin

PC Games margins for the quarter were 18.0% compared to 15.9% for the same period last year and margins for the nine months ended December 31, 2002 were 16.3% compared to 19.3% for the same period last year.

Movies

Sales

Movies sales for the quarter were $18.2 million compared to $3.6 million for the same period last year. On a year-to-date basis, sales increased by $25.4 million to $30.6 million. The increases in sales were due to: (1) Hip commencing its movie operations during August 2001 and subsequently experiencing significant growth over its first year of operations, and (2) sales of Tévica Inc., acquired August 30, 2002, which were consolidated into the results of Hip's Movies Division from the date of acquisition.

Gross margin

Movies gross margins for the quarter were 8.2% compared to 5.6% for the same period last year. For the nine months ended December 31, 2002, margins were 6.9% compared to 7.7% last year. With the acquisition of Tévica, margins have improved as the mix of sales has shifted to a blend of more independent retail accounts and fewer lower margin sub-distribution customers. As the Division grows its independent account market, this trend is anticipated to continue.

Publishing

Sales

Publishing sales for the quarter ended December 31, 2002 were $4.4 million compared to $0.6 million for the same period last year, as the Company continued to grow this strategic business. Sales for the nine months ended December 31, 2002 were $10.7 million compared to $2.8 million for the same period last year. The increase for both the three and nine-month periods was primarily due to the release of software titles under publishing and licensing arrangements including, *Duke Nukem: Manhattan Project* and titles for The Learning Company and Broderbund.

Gross margin

Publishing margins for the three and the nine months ended December 31, 2002 were positively impacted by the Company's new licensed publishing arrangement with Riverdeep plc for products branded as The Learning Company and Broderbund. Margins for these products, sold under the exclusive in Canada arrangement, are significantly higher than the margins for the Company's other product lines.

Hip Gear

Sales

Hip Gear™ commenced operations during August 2001. For the quarter ended December 31, 2002, sales of Hip Gear™ products totaled $6.9 million compared to $5.7 million for the same period last year. For the nine months ended December 31, 2002, sales were $9.9 million, compared to $7.8 million for the comparable period last year.

Gross margin

Hip Gear™ margins for the quarter ended December 31, 2002 were 18.4% compared to 22.8% for the same quarter last year. On a year-to-date basis, margins were 20.8% compared to 21.8% last year. The decline in margins year-over-year was primarily due to lower margin sales of the Company's *Hip ScreenPad*. The Company has provided for sales and related cost of sales for estimated returns and mark-down credits for this product.

Hip Coin

Sales

Hip Coin sales increased to $2.8 million for the third quarter of fiscal 2003 compared to $1.3 million for the same period last year, primarily due to increased distribution sales of video arcade game equipment. Similarly, revenues for the nine months ended December 31, 2002 were $7.0 million compared to $4.2 million for the same period last year.

Gross margin

Hip Coin margins have declined this year from levels achieved last year, as a result of an increased mix of lower margin distribution sales, as this division commenced its distribution operations during the first quarter of this year. Margins for the Company's arcade coin operation business tend to be approximately 50%, compared to 10 to 15% for the distribution business.

MANAGEMENT'S DISCUSSION & ANALYSIS

Operating Expenses

For the three months ended December 31, 2002, operating expenses were $6.9 million or 4.6% of sales compared to $5.2 million or 4.3% of sales for the three months ended December 31, 2001. The increase was primarily due to the following:

(1) On November 1, 2002, the Company entered into an agreement to supply its Hip Gear™ accessories product line to CompUSA, a U.S. based retailer with approximately 229 locations. The agreement provides for a two-year contract for Hip to be the preferred supplier to CompUSA of video game accessories. As is common practice in the industry, to obtain the contract, the Company agreed to purchase CompUSA's accessory inventory on-hand, originally supplied by CompUSA's former supplier. During the quarter, the Company recognized the estimated loss of $0.6 million on the resale of this inventory; and

(2) In addition, since the summer, the Company has hired three sales representatives based in the United States to develop the Company's Hip Gear™ and Publishing business in the U.S.

Offsetting these incremental costs were savings generated from the Company's cost savings initiative undertaken during fiscal 2002. For the nine months ended December 31, 2002, operating expenses were $16.0 million or 5.7% of sales compared to $14.7 million or 6.8% of sales for the same period last year.

Interest Expense and Amortization of Capital Assets

Interest expense was $0.5 million for the three months ended December 31, 2002 versus $0.4 million for the same period last year. Average borrowings for the quarter ended December 31, 2002 were approximately $23.0 million compared to $24.4 million for the same period last year. Year-to-date interest expense was $0.9 million this year compared to $1.0 million last year. Average borrowings for the nine months ended December 31, 2002 were approximately $13.6 million compared to $17.0 million for the same period last year. The average borrowing rate for the quarter and nine months ended December 31, 2002 was approximately 5.0% compared to 6.0% for the same periods last year.

Amortization of capital assets was $0.9 million for the three months ended December 31, 2002 versus $0.4 million for the same period last year. For the nine months ended December 31, 2002, amortization expense was $1.7 million compared to $1.2 million for the same period last year. The increase in amortization was primarily due to the accelerated amortization of the Company's old accounting software, which was replaced with a new Enterprise Resource Planning (ERP) system in September 2002, and accelerated amortization of Hip Coin's video game equipment, which was revalued during the fourth quarter of fiscal 2002.

LIQUIDITY AND CAPITAL RESOURCES

During the three months ended December 31, 2002, Hip used cash of $8.3 million to fund its growth during the quarter, compared to cash generated of $3.1 million for the same period last year. For the nine months ended December 31, 2002, the Company used cash of $20.0 million compared to $9.5 million during the same period last year.

The Company's working capital requirements are provided by internally generated cash flow and a credit facility with its asset-based lender, Congress Financial Corporation (Canada). Management believes that in addition to its credit facility with Congress Financial, the Company will generate adequate amounts of cash to maintain capacity and to provide for planned growth.

Capital expenditures were $0.6 million during the quarter ended December 31, 2002, compared to $0.9 million during the same period last year. For the nine months ended December 31, 2002, capital expenditures were $2.6 million, compared to $1.5 million for the same nine-month period last year. Capital expenditures are forecast to be approximately $2.8 million for the fiscal year ending March 31, 2003, including $1.0 million invested in a new Enterprise Resource Planning (ERP) system, $0.5 million on video arcade game equipment and the balance for warehouse and other equipment.

Balance Sheet

As at December 31, 2002, the Company had assets of $153.6 million compared to $74.6 million as at March 31, 2002. Shareholders' equity was $39.6 million as at December 31, 2002 compared to $30.8 million as at March 31, 2002.

The accounts receivable balance as at December 31, 2002 was $85.2 million (48 days outstanding) compared to $19.9 million (35 days outstanding) as at March 31, 2002. At December 31, 2002, approximately 84% of the customer balances were aged less than 60 days from the invoice date.

As at December 31, 2002, total inventory was $32.0 million (with inventory turning at 13.1 times) compared to $22.2 million as at March 31, 2002 (turning 11.4 times). On a monthly basis, management reviews all inventory, focusing on inventory on-hand and in the field, that is over six months old. As at December 31, 2002, the Company has provided $2.2 million for slow moving inventory on-hand and in the field. Although the Company has no legal obligation generally to accept returns of product from retailers or to provide markdowns to customers for their slow moving inventory, it does approve some returns or offer markdown credits to customers from time to time to ensure that retail inventory continues to be current. Included in the balance at December 31, 2002 was $6.7 million of inventory in the field that the Company anticipates may be returned during the fourth quarter. The Company has provided for sales and related cost of sales relating to these anticipated returns to arrive at Sales and Accounts Receivable on the financial statements and has valued the related inventory that may be returned at net realizable value.

Prepaid expenses at December 31, 2002 were $5.2 million compared to $0.3 million as at March 31, 2002. As a condition of the Riverdeep plc agreement, the Company agreed to pay a non-refundable royalty fee of US$3.0 million representing royalties due for the first US$12.0 million of sales under the arrangement. To date, the Company has paid C$3.9 million (US$2.5 million) of that obligation. The Company amortizes prepaid royalties based on sales. As at December 31, 2002, $3.1 million of prepaid royalties is included in Prepaid Expenses. In addition, the Company has entered into other publishing agreements whereby it has been required to pay $1.3 million representing prepayments for future purchases of software titles.

Goodwill at December 31, 2002 was $20.7 million compared to $17.8 million at March 31, 2002. The increase of $2.9 million resulted from the acquisition of Tévica during the second quarter, including anticipated integration costs with respect to Tévica's operations, relating to that acquisition.

Accounts payable as at December 31, 2002 was $82.8 million (representing approximately 52 days outstanding) compared to $36.0 million (35 days outstanding) as at March 31, 2002. At December 31, 2002, approximately 93% of supplier balances were aged less than 60 days from invoice date.

RECENTLY ISSUED ACCOUNTING STANDARDS

For the 2003 fiscal year, the Company has adopted the Canadian Institute of Chartered Accountants (CICA) new standard (Section 3870) on the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. This standard is effective for fiscal years beginning on or after January 1, 2002. The Company does not anticipate a material effect on its 2003 fiscal year financial position or results of operations from implementing CICA Section 3870 on stock-based compensation.

HIP INTERACTIVE CORP.

February 10, 2003

Dear Fellow Shareholder,

It is my pleasure to report to you on Hip Interactive Corp.'s third quarter results for fiscal 2003. For the three-month period ended December 31, 2002, Hip generated sales of $151.4 million, an increase of 25% over the same three-month period last year. Our company produced net earnings for the quarter of $5.8 million or 11.3 cents per share, versus $4.3 million or 9.8 cents per share for the same quarter last year. However, the net earnings of $4.3 million or 9.8 cents per share for the quarter ended December 31, 2001, included an amount of $1.6 million or 3.6 cents per share related to the recognition during that quarter of the previously unrecognized future income tax benefit of the cumulative losses of a discontinued operation.

For the nine months to December 31, 2002, sales were $282.0 million compared to $215.9 million for the same period last year, an increase of 31%. Similarly, on a year-to-date basis, net earnings increased to $8.8 million, or 17.4 cents per share, from $4.0 million or 9.3 cents per share for the same period last year.

While the retail holiday season was weaker than last year, our Video and PC Game businesses continued to meet our expectations in this uncertain retail market. Sales for our Video Games business increased both in terms of units and dollars, despite price reductions. Similarly, despite flat growth in the PC games industry, our PC Games business continues to increase its market share, posting over 35% growth for fiscal 2003 year-to-date over the same nine months of fiscal 2002.

Our Movies business has enjoyed growth both through the acquisition of Tévica Inc. and organic growth. In fact, we are on schedule to open our Vancouver office for business by the end of February. As well, we have been restructuring our Toronto office and building the sales team and infrastructure to better service the Ontario market. This office will also be fully operational by the end of February.

During the quarter, we announced some of the progress we have been making in the U.S. market with our Hip Gear™ product line. We have introduced a number of innovative products, such as the new *Hip ScreenPad*, which has helped us to begin to build a presence in the U.S. market. We are particularly pleased with the launch of our full product line at all 229 CompUSA stores located across the United States, with which we signed a two-year agreement to be the primary supplier of all non-first party video game accessories. Hip Gear™ products, representing over 60 SKUs, will be prominently displayed next to the software for each console category, giving the consumer a broad selection of Hip Gear™ accessories for all consoles. Throughout North America, Hip Gear™ is carried in such leading video game retailers as EB Games, CompUSA, GameStop, Fry's Electronics, KBtoys.com, Target.com, Future Shop, Radio Shack, Blockbuster, Wal-mart Canada and Toys R Us (Canada). As well, Hip creates private label accessories and game/accessory bundles for a number of national and international retailers.

HIP INTERACTIVE CORP.

Performance from our Publishing Division has exceeded our targets in terms of both sales and profitability. During the third fiscal quarter, strong sell-through continued on CDV Software Entertainment titles, including *Divine Divinity* and *Sudden Strike II*, both released in September 2002. Three additional CDV titles were released in November including the popular online, multi-player *Neocron*. Hip distributes CDV titles on an exclusive basis to the North American market. Hip has also obtained the exclusive right from Riverdeep plc to distribute their software titles branded as Broderbund and The Learning Company to the Canadian market. The Learning Company (TLC) line-up of titles sold well during the quarter, led by titles such as *Scooby Doo and the Glowing Bug Man* and *Powerpuff Girls Mojo Jojo Clone Zone*. Sales of Broderbund titles exceeded our expectations for the quarter with such top titles as *PrintMaster Platinum, Mavis Beacon Teaches Typing*, and the data security program, *ZoneAlarm Pro*.

Over the current quarter, the Publishing Division is expecting to release six PC game titles between February and April 2003, including the much-anticipated *Devastation*, a joint effort from publishers Arush and Groove Media. Hip was the exclusive distributor for the title, *Baseball Mogul 2003*, which was sold to most major U.S. retailers in calendar 2002. This calendar year, Hip will publish and be the exclusive distributor for *Baseball Mogul 2004*, which is due to hit stores in early March 2003. Hip continues to work closely with German publisher CDV, securing exclusive distribution rights on a number of titles including *American Conquest*, an epic PC game that begins with the arrival of Christopher Columbus in 1492 and spans 300 years. Finally, *Marine Sharpshooter: Counter Terrorist Unit* from Groove launches in March 2003. Based on early interest from U.S. retailers, this title could be the sleeper hit of the first quarter.

For the last quarter of fiscal 2003, we are focused on delivering results. We are also committed to the continual examination of our business in order to maximize opportunities to remove costs and drive profitability. As I noted in our news release for these quarterly results, we are targeting to achieve net earnings in the range of $10 to $11 million for the year, compared to net earnings of $3.8 million on a comparable basis for the previous fiscal year.

All of us at Hip would like to thank you for your continued support and look forward to reporting to you on our annual results in the spring.

On behalf of the Board,



Arindra Singh, Director, President & Chief Executive Officer
Hip Interactive Corp.

FOR IMMEDIATE RELEASE **February 10, 2003**

HIP INTERACTIVE CORP. CONTINUES GROWTH WITH 35% EARNINGS INCREASE IN THIRD QUARTER AND INCREASE IN GUIDANCE FOR FISCAL 2003 EARNINGS

Statement of Earnings

(in $ millions except per share amounts)	Three months ended December 31 2002	Three months ended December 31 2001	Nine months ended December 31 2002	Nine months ended December 31 2001
Sales	$151.4	$121.5	$282.0	$215.9
Gross profit	17.6	11.7	34.1	23.6
Operating expenses	6.9	5.2	16.0	14.7
Interest expense	0.5	0.4	0.9	1.0
Amortization of property and equipment	0.9	0.4	1.7	1.2
Other expenses*	(0.1)	--	1.1	0.6
Earnings from continuing operations before income taxes	9.4	5.7	14.4	6.1
Income tax	3.6	1.0	5.6	1.3
Earnings from continuing operations	5.8	4.7	8.8	4.8
Loss from discontinued operations	--	0.4	--	0.8
Net earnings for the period	5.8	4.3	8.8	4.0
Basic earnings per share	11.3¢	9.8¢	17.4¢	9.3¢
Diluted earnings per share	10.4¢	9.6¢	16.1¢	9.1¢

* Other expenses are comprised of:				
Gain on settlement of lease	-	-	(0.4)	-
Integration costs	(0.1)	-	0.9	-
Provision against note receivable from PC At Home	-	-	0.6	-
Loss on sale of PC At Home	-	-	-	0.3
Cost of aborted acquisition	-	-	-	0.3
	(0.1)	-	1.1	0.6

Hip Interactive Corp. (TSX:HP), Canada's leading electronic entertainment provider of video games, PC games, accessories and movies, today announced results for the quarter ended December 31, 2002. Sales for the third fiscal quarter were $151.4 million compared to $121.5 million for the same quarter last year, an increase of 25%. Net earnings for the quarter grew 35% to $5.8 million, or 11.3 cents per share, from $4.3 million, or 9.8 cents per share. The net earnings of $4.3 million or 9.8 cents per share for the quarter ended December 31, 2001 included an amount of $1.6 million or 3.6 cents per share relating to the benefit of previously unrecognized income tax losses of a discontinued operation.

Year to date, sales were $282.0 million compared to $215.9 million for the same nine-month period last year, an increase of 31%. Net earnings more than doubled for the nine months ended December 31, 2002 to $8.8 million, or 17.4 cents per share, from $4.0 million, or 9.3 cents per share.

"Despite a weaker than usual retail period for the holiday season, our third quarter proved to be very strong with growth as anticipated," says Arindra Singh, President and Chief Executive Officer of Hip. "All the divisions of our diversified business are performing well. In particular, our improved performance can be attributed to our progress in our higher margin divisions of Publishing and Hip Gear, as well as the growth of our Movies

Division. We have a strong balance sheet and anticipate that we will be out of our bank loan by March 31, 2003, so that going forward will only require our loan facility during our busy season. We now have access to sufficient capital to grow our higher margin Hip Gear and Publishing business units and to capitalize on opportunistic buys in our Video and PC Game businesses. We believe we have built a solid foundation from which we can leverage our results for the foreseeable future."

Mr. Singh continued, "Our focus remains on the bottom line and on delivering results that will meet or exceed market expectations. Based on our current visibility, we believe we are on target to increase our previous guidance for fiscal 2003 and deliver net earnings in the range of $10 to $11 million, which formerly we announced would be between $8 and $9 million, compared to $3.8 million on a comparable basis for the previous fiscal year."

HIP WILL HOST AN INVESTOR CONFERENCE CALL AND WEBCAST AT 10:00 A.M. (TORONTO TIME) ON TUESDAY, FEBRUARY 11, 2003 TO REVIEW THE COMPANY'S FINANCIAL RESULTS. LISTENERS SHOULD CALL 416-640-4127 (LOCAL) OR 888-881-4892 (LONG DISTANCE). THE WEBCAST WILL BE AVAILABLE ON HIP'S WEBSITE (WWW.HIPINTERACTIVE.COM -- MEDIA — UPCOMING). A REPLAY OF THE CALL WILL BE AVAILABLE ONE HOUR AFTER THE CALL UNTIL MIDNIGHT ON FEBRUARY 18, 2003. TO ACCESS THE REPLAY, CALL 416-640-1917 – PASSCODE 235714#. THE WEBCAST WILL BE AVAILABLE FOR 30 DAYS FOLLOWING THE LIVE CALL.

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a provider of electronic entertainment, including PC and video games, movies, video arcade games, and proprietary games and accessories, branded as Hip Gear. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software and accessories. Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and the distribution of proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP" and has 51,131,578 common shares issued and outstanding.

- 30 -

Hip Interactive Contacts
For investor and media inquiries, please contact: Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2358; EMAIL: jlee@hipinteractive.com

Hip Interactive Corp. - Supplementary Information

Sales in $ millions	3 months ended December 31, 2002	3 months ended December 31, 2001	$ Increase	% Increase
Video Games	$ 105.9	$ 96.2	$9.7	10%
PC Games	12.8	13.7	(0.9)	(7)%
Movies	18.2	3.6	14.6	406%*
Publishing	4.4	0.6	3.8	633%
Hip Gear accessories	6.9	5.7	1.2	21%
Hip Coin	2.8	1.3	1.5	115%
Logistics Services	0.4	0.4	0.0	0%
	$ 151.4	**$ 121.5**	**$ 29.9**	**25%**

Sales in $ millions	9 months ended December 31, 2002	9 months ended December 31, 2001	$ Increase	% Increase
Video Games	$ 189.1	$ 170.2	$ 18.9	11%
PC Games	33.8	24.9	8.9	36%
Movies	30.6	5.2	25.4	488%*
Publishing	10.7	2.8	7.9	282%
Hip Gear accessories	9.9	7.8	2.1	27%
Hip Coin	7.0	4.2	2.8	67%
Logistics Services	0.9	0.8	0.1	13%
	$ 282.0	**$ 215.9**	**$ 66.1**	**31%**

* Increase in Movies Division a result of the acquisition of Tévica Inc. on August 30, 2002

Balance Sheet Ratios

Days sales in Accounts Receivable	48 days
Days purchases in Accounts Payable	52 days
Inventory Turnover	13.1 times
Total Debt (Average Borrowings) to Tangible Net Worth	0.7 : 1
Interest Coverage	18.6

FORM: 1 | Company Name: HIP INTERACTIVE CORP. Stock Symbol: HP

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**51,131,578**
ADD:	Stock Options Exercised	nil	
	Share Purchase Plan	n/a	
	Dividend Reinvestment Plan	n/a	
	Exercise Warrants	nil	
	Private Placement	nil	
	Conversion	nil	
	Other Issuance: Issued from Treasury -- Compensation	nil	
SUBTRACT:	Issuer Bid Purchase	nil	
	Redemption	nil	
	Other Cancellation (provide description)	nil	
	Closing Issued and Outstanding Share Balance*		**51,131,578**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not canceling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

A.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
NAME OF PROGRAM: N/A		
Opening Reserve for Share Purchase Plan / Agreement		
Additional Shares Listed Pursuant to the Plan (ADD)		
Shares Issued from Treasury (SUBTRACT)		
Closing Reserve for Share Purchase Plan		

B.

Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
NAME OF PROGRAM: N/A		
Opening Reserve for Dividend Reinvestment Plan		
Additional Shares Listed Pursuant to the Plan (ADD)		
Shares Issued (SUBTRACT)		
Closing Reserve for Dividend Reinvestment Plan		

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS				
Stock Option Plan and / or Agreement				
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**				
Stock Options Outstanding — Opening Balance				**6,516,868**
Options Granted: (ADD)				
Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	**nil**

C.

Options Exercised: (SUBTRACT)
Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
			SUBTOTAL	**nil**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	**nil**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT)
If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc/Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
January 31, 2003	Lloyd Goldsmith	8-Feb-00	8-Feb-05	$2.95	5,000
January 31, 2003	Lloyd Goldsmith	23-Aug-01	23-Aug-06	$0.93	12,500
January 31, 2003	Anthony Li	19-Dec-99	19-Dec-04	$1.00	1,000
January 31, 2003	Anthony Li	12-Jan-00	12-Jan-05	$2.05	6,500
				SUBTOTAL	**25,000**
Stock Option Outstanding — Closing Balance					**6,491,868**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
D. Shares Reserved (for Stock Option Plan)		
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		7,520,259
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	0	
Stock Appreciation Rights (SUBTRACT)	0	
Closing Share Reserve Balance at end of period		**7,520,259**

All information reported in this Form is for the month of January 2003.

Filed on behalf of the Company by: (please enter name and direct phone or email)	
NAME	JENNIFER LEE
PHONE / EMAIL	905-362-3760 ex.277 jlee@hipinteractive.com
DATE	February 5, 2003

FORM: 1 | **Company Name: HIP INTERACTIVE CORP.** **Stock Symbol: HP**

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**51,131,578**
ADD:	Stock Options Exercised	nil	
	Share Purchase Plan	n/a	
	Dividend Reinvestment Plan	n/a	
	Exercise Warrants	nil	
	Private Placement	nil	
	Conversion	nil	
	Other Issuance: Issued from Treasury -- Compensation	nil	
SUBTRACT:	Issuer Bid Purchase	nil	
	Redemption	nil	
	Other Cancellation (provide description)	nil	
	Closing Issued and Outstanding Share Balance*		**51,131,578**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not canceling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM: N/A		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
B.	NAME OF PROGRAM: N/A		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

C.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS				
Stock Option Plan and / or Agreement				
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**				
Stock Options Outstanding — Opening Balance				**6,516,868**
Options Granted: (ADD)				
Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	**nil**

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below				
Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
			SUBTOTAL	**nil**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	**nil**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.					
Date of Canc/Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	**nil**
Stock Option Outstanding — Closing Balance					**6,516,868**

D.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
Shares Reserved (for Stock Option Plan)		
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		7,520,259
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	0	
Stock Appreciation Rights (SUBTRACT)	0	
Closing Share Reserve Balance at end of period		**7,520,259**

All information reported in this Form is for the month of December 2002.

Filed on behalf of the Company by: (please enter name and direct phone or email)	
NAME	JENNIFER LEE
PHONE / EMAIL	905-362-3760 ex.277 jlee@hipinteractive.com
DATE	January 6, 2003

FOR IMMEDIATE RELEASE **December 18, 2002**

HIP INTERACTIVE CORP. ANNOUNCES HIP GEAR TO BE EXCLUSIVE PROVIDER FOR COMP USA

Hip Interactive Corp. (TSX:HP), Canada's leading provider of PC and video games, announced today the launch of *Hip Gear*™, its proprietary line of video game accessories for all video game platforms, in CompUSA stores across the United States. Hip has signed a two-year agreement with CompUSA to be the primary supplier of all non-first party video game accessories to its 229 stores. Hip's full line of Hip Gear products, representing over 60 SKUs, is now available in all CompUSA stores.

"We are really pleased to be partnering with CompUSA, being such a first rate provider of hardware and software to the American consumer and hard core gamer," says Arindra Singh, President & Chief Executive Officer of Hip. "Our Hip Gear products have been making increasing progress in the U.S. market, but to be CompUSA's vendor of choice for video game accessories is certainly a show of confidence in the quality of our product and service."

Hip Gear will be prominently displayed next to the software for each console category, giving the consumer a broad selection of Hip Gear accessories for all console, including Hip Gear's new *Hip ScreenPad*™ product. The new *Hip ScreenPad*™ product, the first of its kind on the market, allows consumers to hook up their formerly un-portable consoles to a screen so that they can be played outside, in the car and on the go.

About CompUSA
CompUSA Inc. (www.compusa.com) is one of the nation's leading retailers and resellers of personal computers and related products and services. CompUSA Inc. currently operates 229 CompUSA Computer Superstores in 84 major metropolitan markets across the United States that serve retail, corporate, government and education customers and includes technical service departments. Many of the stores include classroom-training facilities.

About Hip Gear™
Hip Gear video game accessories (www.hipgearproducts.com) are designed to blend innovation and creativity. Created from the consumers' desires, Hip Gear provides high quality, value-priced accessories for all leading game consoles. Hip Gear is carried throughout North America in such leading video game retailers as EB Games, CompUSA, GameStop, Fry's Electronics, KBtoys.com, Target.com, Future Shop, Radio Shack, Blockbuster, Wal-mart Canada and Toys R Us (Canada). In addition, Hip creates private label accessories and game/accessory bundles for a number of national and international retailers.

About Hip Interactive
Hip Interactive (www.hipinteractive.com) is a leading North American provider of PC and video games, movies, video arcade games, and proprietary games and accessories, branded as *Hip Gear*™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software and accessories. Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and the distribution of proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP" and has 51,131,578 common shares issued and outstanding.

- 30 -

Hip Interactive Contacts
For investor and media inquiries, please contact: Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2358; EMAIL: jlee@hipinteractive.com



December 9, 2002

VIA ELECTRONIC TRANSMISSION



Dear Sir or Madam:

RE: Hip Interactive Corp

We are pleased to confirm that copies of the Interim financial statements for the second quarter, 6 months ended September 30, 2002, and the Management Discussion and Analysis for quarter ended September 30, 2002, were mailed to those shareholders on the supplemental mailing list December 6, 2002.

Yours Truly,

EQUITY TRANSFER SERVICES INC

"Lori Winchester"

Per: Lori Winchester
Officer, Client Services

SUITE 420
120 Adelaide Street West
TORONTO, ONTARIO
M5H 4C3
TELEPHONE (416) 361-0152
FAX: (416) 361-0470
EMAIL:
info@equitytransfer.com

FORM: 1 | **Company Name: HIP INTERACTIVE CORP.** **Stock Symbol: HP**

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**51,131,578**
ADD:	Stock Options Exercised	nil	
	Share Purchase Plan	n/a	
	Dividend Reinvestment Plan	n/a	
	Exercise Warrants	nil	
	Private Placement	nil	
	Conversion	nil	
	Other Issuance: Issued from Treasury -- Compensation	nil	
SUBTRACT:	Issuer Bid Purchase	nil	
	Redemption	nil	
	Other Cancellation (provide description)	nil	
	Closing Issued and Outstanding Share Balance*		**51,131,578**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not canceling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.

Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
NAME OF PROGRAM: N/A		
Opening Reserve for Share Purchase Plan / Agreement		
Additional Shares Listed Pursuant to the Plan (ADD)		
Shares Issued from Treasury (SUBTRACT)		
Closing Reserve for Share Purchase Plan		

B.

Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
NAME OF PROGRAM: N/A		
Opening Reserve for Dividend Reinvestment Plan		
Additional Shares Listed Pursuant to the Plan (ADD)		
Shares Issued (SUBTRACT)		
Closing Reserve for Dividend Reinvestment Plan		

C.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS				
Stock Option Plan and / or Agreement				
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**				
Stock Options Outstanding — Opening Balance				**6,391,868**
Options Granted: (ADD)				
Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
October 18/02	Peter Gilbert	October 18/07	$0.62	50,000
October 18/02	Chris Cooper	October 18/07	$0.62	50,000
November 8/02	Robert Barake	November 8/07	$0.63	5,000
November 8/02	Hector Cantas	November 8/07	$0.63	13,000
November 8/02	Glenn Ingram	November 8/07	$0.63	7,000
			SUBTOTAL	**125,000**

Options Exercised: (SUBTRACT)
Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
			SUBTOTAL	**nil**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	**nil**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT)
If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc/Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	**nil**
Stock Option Outstanding — Closing Balance					**6,516,868**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
D. Shares Reserved (for Stock Option Plan)		
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		7,520,259
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	0	
Stock Appreciation Rights (SUBTRACT)	0	
Closing Share Reserve Balance at end of period		**7,520,259**

All information reported in this Form is for the month of November 2002.

Filed on behalf of the Company by: (please enter name and direct phone or email)	
NAME	JENNIFER LEE
PHONE / EMAIL	905-362-3760 ex.277 jlee@hipinteractive.com
DATE	December 5, 2002

Hip Interactive Corp.

Consolidated Balance Sheet
in $ thousands (unaudited)

	September 30, 2002 $	*March 31, 2002* $
Assets		
Current assets		
Cash and cash equivalents	-	637
Accounts receivable	51,297	19,937
Inventory	30,558	22,237
Prepaids and other assets	3,101	346
Future income taxes	1,454	3,381
Current assets of discontinued operations	-	120
Current portion of notes receivable	326	486
	86,410	47,144
Notes receivable	911	1,405
Property and equipment	7,539	6,393
Future income taxes	1,797	1,797
Goodwill	20,453	17,818
Long term assets of discontinued operations	-	70
	117,436	74,627
Liabilities		
Current liabilities		
Bank indebtedness	18,184	4,177
Accounts payable and accrued liabilities	61,535	35,942
Current portion of capital lease obligations	1,198	1,271
Current liabilities of discontinued operations	84	276
Provision for loss on discontinued operations	102	1,186
	81,103	42,929
Capital lease obligations	113	684
Purchase consideration due on acquisition of Tévica Inc.	2,250	-
Future income taxes	157	199
	83,623	43,812
Shareholders' Equity		
Capital stock	39,046	38,162
Other equity	2,737	3,621
Contributed surplus	2,450	2,450
Deficit	(10,420)	(13,418)
	33,813	30,815
	117,436	74,627

Hip Interactive Corp.
Consolidated Statement of Operations
in $ thousands (unaudited)

	Three months ended September 30		Six months ended September 30	
	2002	*2001*	*2002*	*2001*
	$	*$*	*$*	*$*
Sales	80,568	54,564	134,645	95,918
Cost of sales	71,485	47,622	118,100	84,435
Gross profit	9,083	6,942	16,545	11,483
Expenses				
Selling, general and administrative expenses	5,020	4,354	9,113	8,227
Gain on settlement of lease	(449)	-	(449)	-
Integration costs	1,091	-	1,091	-
Provision against note receivable from PC@Home	-	-	604	-
Loss on sale of PC@Home	-	-	-	347
Interest expense	147	473	410	680
Amortization of property & equipment	371	276	781	598
Earnings from continuing operations before income taxes	2,903	1,838	4,995	1,631
Income tax provision (recovery)	1,161	98	1,998	(270)
Discontinued operations	-	1,047	-	2,190
Net earnings (loss) for the period	1,742	694	2,997	(288)

Earnings Per Share

Basic and diluted weighted average number of common shares	50,571	43,859	50,170	43,859
Basic and diluted earnings per share from continuing operations and from discontinued operations	3.4¢	1.6¢	6.0¢	(0.7)¢

Hip Interactive Corp.
Consolidated Statement of Deficit
in $ thousands (unaudited)

	Three months ended September 30		Six months ended September 30	
	2002	*2001*	*2002*	*2001*
	$	*$*	*$*	*$*
Deficit – beginning of period	(12,162)	(4,466)	(13,417)	(3,483)
Net (earnings) loss for the period	1,742	694	2,997	(288)
Deficit – end of period	(10,420)	(3,771)	(10,420)	(3,771)

Hip Interactive Corp.

Cashflow Statement
in $ thousands (unaudited)
Cash provided by (used in)

	Three months ended September 30		*Six months ended September 30*	
	2002	***2001***	***2002***	***2001***
	$	***$***	***$***	***$***
Operating activities				
Net earnings (loss) for the period	1,742	694	2,997	(288)
Items not affecting cash:				
Amortization of property and equipment	371	357	781	679
Future income taxes	1,161	98	1,998	(270)
	3,274	1,148	5,776	121
Changes in non-cash working capital balances:				
Accounts receivable	(27,845)	(10,587)	(30,706)	(9,211)
Inventory	(11,246)	98	(8,321)	(3,285)
Prepaid expenses and other assets	(2,013)	(64)	(2,755)	177
Accounts payable and accrued liabilities	34,204	4,014	25,403	403
Operating activities of discontinued operations	(525)	(616)	(1,085)	(30)
	(7,425)	(7,155)	(17,464)	(11,946)
	(4,151)	(6,007)	(11,688)	(11,825)
Financing activities				
Acquisition of Tévica Inc.	(385)	-	(385)	-
Capital lease obligations	(223)	(118)	(644)	(427)
Increase in bank indebtedness	5,992	7,846	14,007	13,760
Advances from shareholders	-	(40)	-	(918)
Increase (decrease) in minority interest	-	-	-	(225)
	5,384	7,688	12,978	12,190
Investing activities				
Purchase of capital assets	(1,233)	(949)	(1,927)	(1,265)
	(1,233)	(949)	(1,927)	(1,265)
Decrease in cash and cash equivalents	-	732	(637)	(900)
Cash and cash equivalents – Beginning of period	-	259	637	1,891
Cash and cash equivalents – End of period	-	991	-	991

Hip Interactive Corp.

Notes to Consolidated Financial Statements (unaudited)
September 30, 2002

1. Significant Accounting Policies

The notes presented in these interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in Hip Interactive Corp.'s (the "Company") annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended March 31, 2002. These interim consolidated financial statements follow the same accounting policies, other than as set out in Note 2 to these interim consolidated financial statements, and methods of this application as set out in the Company's consolidated financial statements for the year ended March 31, 2002. The distribution business is typically weaker in the first two quarters of the Company's fiscal year. Consequently, due to the seasonality of the business, the results of operations for the quarter and six months ended September 30, 2002 are not necessarily indicative of annual results. Certain comparative figures have been reclassified to conform to the current presentation.

2. Share-Based Compensation

Commencing April 1, 2002, the Company adopted the new recommendations of CICA Handbook section 3870, Stock-based compensation and other stock-based payments. The new recommendation requires that a fair value be determined for options at the date of grant and that such fair value be recognized in the financial statements. In respect of share options awarded to employees, it is permissible to use either the fair value based method or the intrinsic value based method. However, if the intrinsic based method is used, pro forma disclosure is required so as to show what the effect would have been had the fair value based method been applied.

The Company applies the intrinsic value based method of accounting for share-based compensation awards granted to employees. Accordingly, no compensation cost is recorded in the accounts for its share option plan and the requisite pro forma disclosures are made (see below). Proceeds arising from the exercise of share options are credited to share capital.

For share options granted after April 1, 2002, disclosure of the impact on earnings and earnings per share as if the fair value based method of accounting for the share-based compensation had been applied, as required. Such impact, using a weighted average fair value of $0.30 per option for the 579,000 options granted in the three-month period ended September 30, 2002 and 1,790,000 options granted for the six months ended September 30, 2002 would approximate the following pro forma amounts:

(thousands except per share amounts)	Three months ended September 30, 2002	Six months ended September 30, 2002
Net earnings for the period as reported	$ 1,741	$ 2,997
Compensation cost (net of tax)	$ 104	$ 322
Pro forma net earnings for the period	$ 1,637	$ 2,675
Net earnings per basic and diluted share as reported	3.4¢	6.0¢
Net earnings per basic and diluted share pro forma	3.2¢	5.3¢

Hip Interactive Corp.

Notes to Consolidated Financial Statements (unaudited)

September 30, 2002

3. Segmented Information

The Company operates in seven business segments including: Video Games, PC Games, Movies, Publishing, Hip Gear Accessories, Logistics Services and Hip Coin. Operating results for these business segments are as follows:

	Three Months ended September 30, 2002								
	Video Games	PC Games	Movies	Publishing	Hip Gear Accessories	Logistics Services	Hip Coin	Other	Total
Sales	56.0	8.0	9.3	3.6	1.2	0.3	2.2		80.6
Gross profit	5.0	1.2	0.6	1.1	0.3	0.1	0.9		9.1
Selling, general & administrative expenses								5.0	5.0
Gain on settlement of lease								(0.4)	(0.4)
Integrat ion costs								1.1	1.1
Provision against note receivable from PC@Home								-	-
Loss on sale of PC@Home								-	-
Interest expense								0.1	0.1
Amortization of property & equipment								0.4	0.4
Earnings from continuing operations before income taxes	5.0	1.2	0.6	1.1	0.3	0.1	0.9	(6.2)	2.9
Income tax provision								1.2	1.2
Discontinued operations								-	-
Net earnings for the period	5.0	1.2	0.6	1.1	0.3	0.1	0.9	(7.3)	1.7

	Three Months ended September 30, 2001								
	Video Games	PC Games	Movies	Publishing	Hip Gear Accessories	Logistics Services	Hip Coin	Other	Total
Sales	44.7	5.7	0.8	0.7	1.0	0.1	1.6		54.6
Gross profit	4.4	1.2	0.1	0.2	0.3	0.1	0.7		6.9
Selling, general & administrative expenses								4.4	4.4
Gain on settlement of lease								-	-
Integrat ion costs								-	-
Provision against note receivable from PC@Home								-	-
Loss on sale of PC@Home								-	-
Interest expense								0.5	0.5
Amortization of property & equipment								0.3	0.3
Earnings from continuing operations before income taxes	4.4	1.2	0.1	0.2	0.3	0.1	0.7	(5.1)	1.8
Income tax provision								0.1	0.1
Discontinued operations								1.0	1.0
Net earnings for the period	4.4	1.2	0.1	0.2	0.3	0.1	0.7	(6.2)	0.7

	Six Months ended September 30, 2002								
	Video Games	PC Games	Movies	Publishing	Hip Gear Accessories	Logistics Services	Hip Coin	Other	Total
Sales	87.8	20.2	12.4	6.5	3.0	0.5	4.2		134.6
Gross profit	8.2	3.2	0.8	1.6	0.8	0.2	1.6		16.55
Selling, general & administrative expenses								9.1	9.1
Gain on settlement of lease								(0.4)	(0.4)
Integration costs								1.1	1.1
Provision against note receivable from PC@Home								0.6	0.6
Loss on sale of PC@Home								-	-
Interest expense								0.4	0.4
Amortization of property & equipment								0.8	0.8
Earnings from continuing operations before income taxes	8.2	3.2	0.8	1.6	0.8	0.2	1.6	(11.6)	5.0
Income tax provision								2.0	2.0
Discontinued operations								-	-
Net earnings for the period	8.2	3.2	0.8	1.6	0.8	0.2	1.6	(13.5)	3.0

	Six Months ended September 30, 2001								
	Video Games	PC Games	Movies	Publishing	Hip Gear Accessories	Logistics Services	Hip Coin	Other	Total
Sales	75.4	12.5	1.6	1.2	2.1	0.2	2.9		95.9
Gross profit	6.5	2.4	0.2	0.3	0.5	0.1	1.5		11.5
Selling, general & administrative expenses								8.2	8.2
Gain on settlement of lease								-	-
Integration costs								-	-
Provision against note receivable from PC@Home								-	-
Loss on sale of PC@Home								0.3	0.3
Interest expense								0.7	0.7
Amortization of property & equipment								0.6	0.6
Earnings from continuing operations before income taxes	6.5	2.4	0.2	0.3	0.5	0.1	1.5	(9.8)	1.6
Income tax provision								(0.3)	(0.3)
Discontinued operations								2.2	2.2
Net earnings for the period	6.5	2.4	0.2	0.3	0.5	0.1	1.5	(11.8)	(0.3)

Hip Interactive Corp. Supplementary Information

HARDWARE SALES	3 Months ended September 30				6 Months ended September 30			
	F2003	F2002	Increase / Decrease	% Increase / Decrease	F2003	F2002	Increase / Decrease	% Increase / Decrease
Total Hardware Unit Sales	108,610	126,562	(17,952)	-14%	154,244	206,965	(52,721)	-25%
Total Hardware Sales in $000s	21,592	20,098	1,494	7%	28,629	33,317	(4,688)	-14%

Three Months ended September 30 SOFTWARE SALES	Units				$000s			
	F2003	Mkt Share	F2002	Mkt Share	F2003	Mkt Share	F2002	Mkt Share
Sony PSX	140,706	16.9%	160,553	23.8%	1,345	4.4%	4,598	20.2%
Sony PS2	342,183	41.1%	299,095	44.3%	14,180	46.8%	10,449	46.0%
	482,889	58.0%	459,648	68.1%	15,525	51.2%	15,047	66.2%
Microsoft X-box	113,091	13.6%	-	0.0%	7,173	23.7%	-	0.0%
Nintendo Game Cube	55,172	6.6%	-	0.0%	2,520	8.3%	-	0.0%
Nintendo Gameboy Advance	125,138	15.0%	66,760	9.9%	3,828	12.6%	3,568	15.7%
Nintendo Gameboy Colour	24,503	2.9%	70,816	10.5%	867	2.9%	2,700	11.9%
Nintendo 64	28,287	3.4%	33,212	4.9%	407	1.3%	934	4.1%
	233,100	28.0%	170,788	25.3%	7,622	25.1%	7,202	31.7%
Sega Dreamcast	3,957	0.5%	44,745	6.6%	(4)	0.0%	473	2.1%
TOTAL	**833,037**	**100%**	**675,181**	**100%**	**30,316**	**100%**	**22,722**	**100%**

Six Months ended September 30 SOFTWARE SALES	Units				$000s			
	F2003	Mkt Share	F2002	Mkt Share	F2003	Mkt Share	F2002	Mkt Share
Sony PSX	482,940	29.4%	414,402	33.8%	5,373	9.9%	8,936	22.5%
Sony PS2	503,346	30.7%	444,066	36.2%	23,108	42.4%	17,799	44.8%
	986,286	60.1%	858,468	69.9%	28,481	52.3%	26,735	67.3%
Microsoft X-box	180,331	11.0%	-	0.0%	11,759	21.6%	-	0.0%
Nintendo Game Cube	106,959	6.5%	-	0.0%	6,179	11.3%	-	0.0%
Nintendo Gameboy Advance	175,225	10.7%	101,648	8.3%	5,748	10.5%	5,403	13.6%
Nintendo Gameboy Colour	40,565	2.5%	134,878	11.0%	1,272	2.3%	4,638	11.7%
Nintendo 64	133,488	8.1%	90,886	7.4%	977	1.8%	2,430	6.1%
	456,237	27.8%	327,412	26.7%	14,176	26.0%	12,471	31.4%
Sega Dreamcast	18,561	1.1%	41,821	3.4%	69	0.1%	499	1.3%
TOTAL	**1,641,415**	**100%**	**1,227,701**	**100%**	**54,485**	**100%**	**39,705**	**100%**

COPY



TORONTO stock EXCHANGE

Julie K. Shin
Senior Advisory Counsel
Advisory Affairs
Toronto Stock Exchange
The Exchange Tower
130 King Street West
Toronto, Canada
M5X 1J2
T (416) 947-4539
F (416) 947-4547
julie.shin@tsx.ca

November 28, 2002

Thomas A. Fenton
Aird & Berlis LLP
Barristers and Solicitors
BCE Place, Suite 1800, Box 754
181 Bay Street
Toronto, Ontario
M5J 2T9

Dear Mr. Fenton:

Re: Hip Interactive Corp. (the "Company")
Confirmation of Appointments

This will confirm that the Toronto Stock Exchange ("TSX") has accepted notice of the appointments of Mr. Peter Cooper and Mr. Christopher Gilbert as Directors of the Company.

We wish to take this opportunity to remind the Company of its on-going obligation to inform the TSX of any appointments and/or resignations of officers and directors of the Company so that the TSX may maintain accurate records.

Yours very truly,

TORONTO STOCK EXCHANGE

Julie K. Shin

/mh

Thomas A. Fenton
Direct: 416.865.4631
E-mail: tfenton@airdberlis.com

November 5, 2002

DELIVERED

The Toronto Stock Exchange
3rd Floor, Exchange Tower
130 King Street West
Toronto, Ontario
M5X 1J2

Attention: Julie Shin
Corporate Finance Services

Dear Ms. Shin:

Re: HIP INTERACTIVE CORP.
- Appointment of New Directors

Please be advised that effective October 18, 2002, Sanjay Singh resigned as a director of Hip Interactive Corp. and Peter Cooper and Christopher Gilbert were elected as directors. Accordingly, I now attach a completed Personal Information Form for each of Messrs. Cooper and Gilbert.

Please advise the undersigned should you require anything further at this time.

Yours very truly,

AIRD & BERLIS LLP

Thomas A. Fenton
TAF/ld
Encls.

::ODMA\PCDOCS\DOCS\1369950\1

Personal information form

General

1. This Personal Information Form ("Form") is to be completed by every individual who, if the Applicant described below is accepted for listing on the TSE, will at the time of such listing:
   a. be an officer or director of the Applicant; or
   b. beneficially own or control, directly or indirectly, securities carrying greater than 10% of the voting rights attached to all outstanding voting securities of the Applicant (a "Significant Shareholder").

2. This Form is also to be completed where the Applicant is listed on the TSE as a "non-exempt" company and the individual has become or proposes to become:
   i an officer or director of the Applicant; or
   ii a Significant Shareholder of the Applicant.

3. **All items must be completed on the Form. Each Form must be signed (and initialed where necessary) manually and not mechanically or electronically. No facsimiles or copied versions will be accepted. Please type or print using BLOCK letters. *Failure to respond to all questions accurately and completely may delay the processing of the application of the Applicant and may result in the denial of the application.***

4. All attachments pertaining to any questions must be made exhibits to the Form and each one must be so marked. All signatures must be originals. The Commissioner of Oaths, before whom the statutory declaration at the end of the Form is made, as well as the person completing the Form, must initial all attachments.

Name of Applicant: HIP INTERACTIVE CORP. — O Original Listing — [X] Listed Company

1.0 Basic information

1.a Identification

Surname: GILBERT

Legal first name: CHRISTOPHER — Full middle name(s): HOYT — O Check here if no middle name(s)

Name(s) by which you are commonly known: CHRIS

1.b Personal information (No abbreviations)

Gender: [X] Male O Female — Date of birth: Day 17 Month(alpha) SEPT. Year 1957

Place of birth: City NEW YORK CITY — Province/State NEW YORK

Country: USA

1.c Current residential address (No abbreviations)

Street address	City	
7 RISA CT	ORINDA	
Province/State	**Country**	**Postal/Zip code**
CALIFORNIA	USA	94563
Residential phone number Area code	**Telephone number**	
925-377-0764		

1.d Residential history for past 15 years (No abbreviations – Provide attachments if additional space is necessary.)

Street address, City, Province/State, Country, Postal/Zip code	From Month Year	To Month Year
SEGA of AMERICA, 650 TOWNSEND SF CA	10 '98	PRESENT
ALTEC LANSING TECHNOLOGIES, RT6+209, MILFORD PA	6/92	9/98
GTE CORPORATION DANVILLE CA	1/90	5/92
SPARKOMATIC, MILFORD, PA	6/84	1/90

1.e Citizenship (No abbreviations)

Citizenship(s) U.S.A.

If not a Canadian citizen, please indicate number of years of continuous residence in Canada.
0

If you are a U.S. citizen or hold a U.S. Social Security Number, please provide it here.
054-38-1740

If you are a Hong Kong citizen or hold a Hong Kong Identification Number, please provide it here.

(Optional) If you have a Canadian Social Insurance Number, please provide it here.

1.f Professional designation(s)

List all professional designations which you have and professional associations to which you belong:

N/A

1.g Present or proposed position with the Applicant

(Check below as applicable)| Provide the date elected/appointed/position achieved

	Day	Month	Year	Title
☑ Director	21	Oct.	2002	
O Officer				
O Significant shareholer (see "General Instructions" on page 21)				

1.h Positions with other issuers

Provide the name of any public reporting issuer or any issuer with continuous disclosure obligations in any jurisdiction of which you are now, or during the last 10 years, have been a director, officer, promoter, insider or control person, the positions you held and the period during which you held the position(s). Use an attachment if necessary.

Name of reporting issuer	Market	Position held with issuer	From Month	From Year	To Month	To Year
N/A						

2.0 Change of name or use of different name

Have you ever had, used or operated under, or carried on business under any name other than the names mentioned in Question 1.a of this form or have you ever been known under any other name? (Name changes resulting from marriage, divorce, court order or any other process should be included, giving appropriate dates.)

☑ No O Yes

Previous names

	From Month	From Year	To Month	To Year

Instructions regarding questions 3 through 7

Full details are required as attachments in respect of any question to which the answer is yes. These details must include the circumstances, the relevant dates, the names of the parties involved, and the final determination if known. All questions must be answered with YES or NO, unless otherwise specified.

3.0 Proceedings by regulators

3.a Have you personally ever been the subject of a cease trading order issued by any authority regulating trading in securities?

X No O Yes Details

3.b Have you, or has any partnership or company of which you were at the time of such event a partner, officer, director, or beneficial owner of more than 10%of the voting securities, ever been denied the benefit of any exemption provided by any legislation regulating trading in securities?

X No O Yes Details

3.c Have you, or has any partnership or company of which you were at the time of such event a partner, officer, director, or beneficial owner of more than 10%of the voting securities, ever been the subject of disciplinary action, not disclosed in 3.b above, undertaken by any authority regulating or supervising trading in securities, including any stock exchange, association of investment dealers or similar organization? *(Do not include cease trading orders.)*

X No O Yes Details

3.d Have you personally ever been the subject of disciplinary action, not disclosed in 3.a, 3.b or 3.c above, undertaken by any tribunal, organization or society responsible for the regulation of a profession?

X No O Yes Details

4.0 Offences under the law

Note: If a pardon under the Criminal Records Act (Canada)has been formally requested and you have received formal written notice that such pardon has been granted and it has not been evoked, you are not obliged to disclose any such pardoned offence. In such circumstances, the appropriate written response would be: "Yes, pardon granted on (date)."

4.a Past convictions involving securities or commodities

Have you ever been convicted under any law of any province, territory, state or country of any offence relating to trading in securities, commodities or commodity futures contracts, or with the theft of securities, or with any related offence, or been a party to any proceedings taken on account of fraud arising out of any trade in or advice respecting securities?

☒ No ○ Yes Details

4.b Past convictions involving other contraventions or criminal offences

Have you ever been convicted under any law of any province, territory, state or country for contraventions or criminal offences not noted in 4.a above?*(Do not include non-criminal traffic convictions.)*

☒ No ○ Yes Details

4.c Current charges or indictments

Are you currently the subject of a charge or indictment, under any law of any province, territory, state or country for contraventions, criminal offences, or other conduct of the type described in 4.a or 4.b above?

☒ No ○ Yes Details

4.d Partnership or company convictions or current charges or indictments

Has any partnership or company of which you were at the time of such event a partner, officer, director, or beneficial owner of more than 10%of the voting securities, ever been convicted or is any partnership or company in which you hold such a position currently the subject of a charge or indictment, under any law of any province, territory, state or country for contraventions, criminal offences, or other conduct of the type described in 4.a or 4.b above?

☒ No ○ Yes Details

5.0 Civil proceedings

5.a Has a court in a civil proceeding ever held that you or any partnership or company of which you were at the time of such event a partner, officer, director, or beneficial owner of more than 10% of the voting securities committed fraud or similar conduct?

☒ No O Yes Details

5.b Are there any civil proceedings now pending in which fraud or similar conduct on the part of you or any partnership or company of which you are or were at the time such proceedings commenced a partner, officer, director, or beneficial owner of more than 10%of the voting securities is alleged?

☒ No O Yes Details

6.0 Bankruptcy

6.a Have you ever been declared bankrupt, made a voluntary assignment in bankruptcy, made a compromise or agreement with your creditors or gone out of business leaving debts outstanding, or produced a declaration under the Quebec Voluntary Deposit of Salary Wages Law, or has a receiver or a receiver and manager appointed by or at the request of your creditors ever assumed control of your assets?

☒ No O Yes Jurisdiction of Filing Details

If so, have you been discharged? *(A copy of the discharge must be attached.)*

O No O Yes Details

6.b Has any partnership or company of which you were at the time of such event a partner, director, officer, or beneficial owner of more than 10%of the voting securities ever been declared bankrupt or made a voluntary assignment in bankruptcy, or had control of its assets assumed by a receiver and manager appointed by or at the request of its creditors?

☒ No O Yes Details

7.0 Judgement or garnishment

Is any judgement or garnishment outstanding against you, in any civil court in any province, state or country for damages or other relief in respect of a fraud or for any reason whatsoever?

☒ No O Yes Details

Caution

A person who makes a false statement by statutory declaration commits an indictable offence under the Criminal Code that is punished by imprisonment for a term not exceeding fourteen (14)years. Steps will be taken to verify the answers you have given in this Form, including verification of information relating to any previous criminal record.

Acknowledgment

I ACKNOWLEDGE THAT THIS IS NOTICE THAT, AND CONSENT THAT, ANY OF THE SELF-REGULATORY BODIES IN ITS OR THEIR OWN DISCRETION MAY OBTAIN ANY INFORMATION WHATSOEVER (WHICH MAY INCLUDE PERSONAL, CREDIT, OR OTHER INFORMATION) FROM ANY SOURCE, AND MORE SPECIFICALLY FROM AN INVESTIGATIVE AGENCY OR A RETAIL CREDIT AGENCY AS PERMITTED BY LAW IN ANY JURISDICTION IN CANADA OR ELSEWHERE.

Date October 21, 2002 Signature 

ALL ATTACHMENTS MUST BE INITIALED BY THE PERSON COMPLETING THE FORM AND BY THE COMMISSIONER OF OATHS. ALL SIGNATURES MUST BE ORIGINALS.

List any attachments

TSE

8.0 Statutory declaration

I, CHRISTOPHER H. GILBERT solenmly swear/declare that
name of person completing this form

a. I have read and understand the questions, caution and acknowledgement in this Form;
b. The answers I have given to the questions in this Form and in any attachments to the Form are true and correct except where stated to be to the best of my knowledge in which case I believe the answers to be true; and
c. I make this solemn declaration conscientiously believing it to be true and knowing it is of the same legal force and effect as if made under oath and by virtue of the Canada *Evidence Act* .



Signature of Declarant

Sworn/Declared before in the Province (~~or State~~) of Ontario this 4th day of November in the year of 2002



A Commissioner of Oaths/Notary Public

Print name Thomas A. Fenton

My appointment expires N/A

Note: Where this Form is sworn outside the Province of Ontario, it must be executed in the presence of a duly authorized Notary Public in and for the jurisdiction in which it is sworn.

NOTARY'S SEAL

TSE

Personal information form

General

1. This Personal Information Form ("Form") is to be completed by every individual who, if the Applicant described below is accepted for listing on the TSE, will at the time of such listing:
   a. be an officer or director of the Applicant; or
   b. beneficially own or control, directly or indirectly, securities carrying greater than 10% of the voting rights attached to all outstanding voting securities of the Applicant (a "Significant Shareholder").

2. This Form is also to be completed where the Applicant is listed on the TSE as a "non-exempt" company and the individual has become or proposes to become:
   i an officer or director of the Applicant; or
   ii a Significant Shareholder of the Applicant.

3. **All items must be completed on the Form. Each Form must be signed (and initialed where necessary) manually and not mechanically or electronically. No facsimiles or copied versions will be accepted. Please type or print using BLOCK letters. *Failure to respond to all questions accurately and completely may delay the processing of the application of the Applicant and may result in the denial of the application.***

4. All attachments pertaining to any questions must be made exhibits to the Form and each one must be so marked. All signatures must be originals. The Commissioner of Oaths, before whom the statutory declaration at the end of the Form is made, as well as the person completing the Form, must initial all attachments.

Name of Applicant | O Original Listing | O Listed Company

1.0 Basic information

1.a Identification

Surname
Cooper

Legal first name
Peter

Full middle name(s) | O Check here if no middle name(s)
John

Name(s) by which you are commonly known
Peter Cooper

1.b Personal information (No abbreviations)

Gender O Male O Female
Male

Date of birth | Day | Month(alpha) | Year
| 01 | 09 | 1949

Place of birth City
Pretoria

Province/State
Gauteng

Country
South Africa

1.c Current residential address (No abbreviations)

Street address	City	
44 Old Yonge Street	Toronto	

Province/State	Country	Postal/Zip code
Ontario	Canada	M2P 1P7

Residential phone number	Area code	Telephone number
416 485 2212		

1.d Residential history for past 15 years (No abbreviations – Provide attachments if additional space is necessary.)

Street address,City,Province/State,Country,Postal/Zip code	From Month Year	To Month Year
44 Old Yonge Street, Toronto, Canada M2P 1P7	01/97	present
165 Lyndhurst Avenue, Toronto, ON M5R 3A1	05/88	12/96
28A Alcorn Avenue, Toronto, ON M4V 1E4	05/84	04/88

1.e Citizenship (No abbreviations)

Citizenship(s)

Canada, South Africa (Joint)

If not a Canadian citizen, please indicate number of years of continuous residence in Canada.

If you are a U.S. citizen or hold a U.S. Social Security Number, please provide it here.

If you are a Hong Kong citizen or hold a Hong Kong Identification Number, please provide it here.

(Optional) If you have a Canadian Social Insurance Number, please provide it here.

482 520 566

1.f Professional designation(s)

List all professional designations which you have and professional associations to which you belong:

1.g Present or proposed position with the Applicant

(Check below as applicable)| Provide the date elected/appointed/position achieved

	Day	Month	Year	Title
O Director				
O Officer				
O Significant shareholer (see "General Instructions" on page 21)				

1.h Positions with other issuers

Provide the name of any public reporting issuer or any issuer with continuous disclosure obligations in any jurisdiction of which you are now, or during the last 10 years, have been a director, officer, promoter, insider or control person, the positions you held and the period during which you held the position(s). Use an attachment if necessary.

Name of reporting issuer	Market	Position held with issuer	From Month Year	To Month Year
Cedara Software Corp.	TSX, NAS	Chairman	09/02	present
Cedara Software Corp.	TSX, NAS	Director	02/01	present

2.0 Change of name or use of different name

Have you ever had, used or operated under, or carried on business under any name other than the names mentioned in Question 1.a of this form or have you ever been known under any other name? (Name changes resulting from marriage, divorce, court order or any other process should be included, giving appropriate dates.)

O No O Yes

X

Previous names

	From Month Year	To Month Year

Instructions regarding questions 3 through 7

Full details are required as attachments in respect of any question to which the answer is yes. These details must include the circumstances, the relevant dates, the names of the parties involved, and the final determination if known. All questions must be answered with YES or NO, unless otherwise specified.

3.0 Proceedings by regulators

3.a Have you personally ever been the subject of a cease trading order issued by any authority regulating trading in securities?

O No O Yes Details
X

3.b Have you, or has any partnership or company of which you were at the time of such event a partner, officer, director, or beneficial owner of more than 10%of the voting securities, ever been denied the benefit of any exemption provided by any legislation regulating trading in securities?

O No O Yes Details
X

3.c Have you, or has any partnership or company of which you were at the time of such event a partner, officer, director, or beneficial owner of more than 10%of the voting securities, ever been the subject of disciplinary action, not disclosed in 3.b above, undertaken by any authority regulating or supervising trading in securities, including any stock exchange, association of investment dealers or similar organization? *(Do not include cease trading orders.)*

O No O Yes Details
X

3.d Have you personally ever been the subject of disciplinary action, not disclosed in 3.a, 3.b or 3.c above, undertaken by any tribunal, organization or society responsible for the regulation of a profession?

O No O Yes Details
X

4.0 Offences under the law

Note: If a pardon under the Criminal Records Act (Canada)has been formally requested and you have received formal written notice that such pardon has been granted and it has not been evoked, you are not obliged to disclose any such pardoned offence. In such circumstances, the appropriate written response would be: "Yes, pardon granted on (date)."

4.a Past convictions involving securities or commodities

Have you ever been convicted under any law of any province, territory, state or country of any offence relating to trading in securities, commodities or commodity futures contracts, or with the theft of securities, or with any related offence, or been a party to any proceedings taken on account of fraud arising out of any trade in or advice respecting securities?

O No O Yes Details

X

4.b Past convictions involving other contraventions or criminal offences

Have you ever been convicted under any law of any province, territory, state or country for contraventions or criminal offences not noted in 4.a above? *(Do not include non-criminal traffic convictions.)*

O No O Yes Details

X

4.c Current charges or indictments

Are you currently the subject of a charge or indictment, under any law of any province, territory, state or country for contraventions, criminal offences, or other conduct of the type described in 4.a or 4.b above?

O No O Yes Details

X

4.d Partnership or company convictions or current charges or indictments

Has any partnership or company of which you were at the time of such event a partner, officer, director, or beneficial owner of more than 10%of the voting securities, ever been convicted or is any partnership or company in which you hold such a position currently the subject of a charge or indictment, under any law of any province, territory, state or country for contraventions, criminal offences, or other conduct of the type described in 4.a or 4.b above?

O No O Yes Details

X

5.0 Civil proceedings

5.a Has a court in a civil proceeding ever held that you or any partnership or company of which you were at the time of such event a partner, officer, director, or beneficial owner of more than 10% of the voting securities committed fraud or similar conduct?

O No O Yes Details

X

5.b Are there any civil proceedings now pending in which fraud or similar conduct on the part of you or any partnership or company of which you are or were at the time such proceedings commenced a partner, officer, director, or beneficial owner of more than 10%of the voting securities is alleged?

O No O Yes Details

X

6.0 Bankruptcy

6.a Have you ever been declared bankrupt, made a voluntary assignment in bankruptcy, made a compromise or agreement with your creditors or gone out of business leaving debts outstanding, or produced a declaration under the Quebec Voluntary Deposit of Salary Wages Law, or has a receiver or a receiver and manager appointed by or at the request of your creditors ever assumed control of your assets?

O No O Yes Jurisdiction of Filing Details

X

If so, have you been discharged? *(A copy of the discharge must be attached.)*

O No O Yes Details

6.b Has any partnership or company of which you were at the time of such event a partner, director, officer, or beneficial owner of more than 10%of the voting securities ever been declared bankrupt or made a voluntary assignment in bankruptcy, or had control of its assets assumed by a receiver and manager appointed by or at the request of its creditors?

O No O Yes Details

X

7.0 Judgement or garnishment

Is any judgement or garnishment outstanding against you, in any civil court in any province, state or country for damages or other relief in respect of a fraud or for any reason whatsoever?

O No O Yes Details

X

Caution

A person who makes a false statement by statutory declaration commits an indictable offence under the Criminal Code that is punished by imprisonment for a term not exceeding fourteen (14)years. Steps will be taken to verify the answers you have given in this Form, including verification of information relating to any previous criminal record.

Acknowledgment

I ACKNOWLEDGE THAT THIS IS NOTICE THAT, AND CONSENT THAT, ANY OF THE SELF-REGULATORY BODIES IN ITS OR THEIR OWN DISCRETION MAY OBTAIN ANY INFORMATION WHATSOEVER (WHICH MAY INCLUDE PERSONAL, CREDIT, OR OTHER INFORMATION) FROM ANY SOURCE, AND MORE SPECIFICALLY FROM AN INVESTIGATIVE AGENCY OR A RETAIL CREDIT AGENCY AS PERMITTED BY LAW IN ANY JURISDICTION IN CANADA OR ELSEWHERE.

Date	Signature
October 17, 2002	

ALL ATTACHMENTS MUST BE INITIALED BY THE PERSON COMPLETING THE FORM AND BY THE COMMISSIONER OF OATHS. ALL SIGNATURES MUST BE ORIGINALS.

List any attachments

8.0 Statutory declaration

I, ______ Peter J. Cooper, do solemnly swear/declare that
name of person completing this form

a. I have read and understand the questions, caution and acknowledgement in this Form;
b. The answers I have given to the questions in this Form and in any attachments to the Form are true and correct except where stated to be to the best of my knowledge in which case I believe the answers to be true; and
c. I make this solemn declaration conscientiously believing it to be true and knowing it is of the same legal force and effect as if made under oath and by virtue of the Canada *Evidence Act* .



Signature of Declarant

Sworn/Declared before in the Province (or State) of Ontario this 4 day of November in the year of 2002.

A Commissioner of Oaths/Notary Public Notary.

Print name Trevor Fencott

My appointment expires N/A.

Note: Where this Form is sworn outside the Province of Ontario, it must be executed in the presence of a duly authorized Notary Public in and for the jurisdiction in which it is sworn.

NOTARY'S SEAL

Nov 4/02

FOR IMMEDIATE RELEASE November 11, 2002

Hip Interactive Corp. Reports Growth of 47% for Second Quarter and Provides Guidance for Fiscal 2003

Statement of Earnings

	Three months ended September 30		Six months ended September 30	
in $ millions except per share amounts	**2002**	**2001**	**2002**	**2001**
Sales	$80.6	$54.6	$134.6	$95.9
Gross profit	9.1	6.9	16.5	11.5
Operating expenses	5.0	4.3	9.1	8.2
Other (see below)	0.7	-	1.2	0.4
Interest expense	0.1	0.5	0.4	0.7
Amortization of property and equipment	0.4	0.3	0.8	0.6
Earnings from continuing operations before income taxes	2.9	1.8	5.0	1.6
Income taxes	1.2	0.1	2.0	(0.3)
Discontinued operations	-	1.0	-	2.2
Net earnings (loss) for the period	1.7	0.7	3.0	(0.3)
Basic earnings per share (in cents)	3.4¢	1.6¢	6.0¢	(0.7)¢

Hip Interactive Corp. (TSX:HP), Canada's leading provider of PC and video games, today announced results for the quarter ending September 30, 2002. Sales for the second quarter of fiscal 2003 were $80.6 million compared to $54.6 million for the same quarter last year, an increase of 47.6%. Net earnings for the quarter ended September 30, 2002 grew to $1.7 million, or 3.4 cents per share compared to $0.7 million, or 1.6 cents per share for the same quarter last year.

During the quarter and six months ended September 30, 2002, the Company recognized certain other income and expenses as follows:

	Three months ended September 30		Six months ended September 30	
in $ millions	**2002**	**2001**	**2002**	**2001**
A. Gain on settlement of lease	(0.4)	-	(0.5)	-
B. Costs of integration of Tévica Inc.	1.1	-	1.1	-
C. Provision against note receivable from PC @ Home	-	-	0.6	-
D. Loss on sale of PC @ Home	-	-	-	0.4
	0.7	-	1.3	0.4

A. The Company has negotiated a settlement with its landlord for the balance of the lease obligation pertaining to the premises occupied by Operational Excellence, a business which was shut down effective March 31, 2001 and the Company has recorded a gain on this settlement of $0.4 million.

B. On August 30, 2002, the Company acquired Tévica Inc., a Montreal based distributor of VHS and DVD movies. Management has formulated a strategy to integrate Tévica Inc. into Hip to take advantage of synergistic cost savings and consequently has recorded a charge to income of approximately $1.1 million. Management anticipates that the payback period from the related future cost savings will be approximately one year.

C. The Company has provided against the notes receivable from PC @ Home, as the amounts outstanding are not expected to be collectible.

D. On April 1, 2001, the Company sold its 51% interest in PC @ Home Entertainment at a loss.

"We are very pleased with our results for our second quarter," says Arindra Singh, President and Chief Executive Officer of Hip, "In our industry, the first fiscal six months are traditionally the weakest part of the year, however, for the six months ended September 30, 2002, our team was able to meet and exceed our revenue and earnings targets. As was previously announced, during the quarter, we acquired Tévica Inc., a Quebec-based movie distributor. This acquisition was an important step in the development of our Movies Division, which we view as an area of significant growth potential."

Mr. Singh continued, "We continue to focus on our higher margin Hip Gear and Publishing businesses. In line with our strategy, our results to date demonstrate our success in meeting these objectives of increased margins and we expect this trend to continue. During the quarter we have also be working very hard to continue to strengthen the financial position of our company. To date we have substantially improved our credit availability with both our financing provider, Congress Financial, and our suppliers. With the strengthening of those supplier relationships, we have also negotiated more favourable terms, which show both their support of and faith in our operations and management team. We will remain focused on our results for the last and very busy half of our fiscal year. With what we have achieved to date and assuming year-over-year growth of 15% over the next two quarters, we foresee that the Company's net earnings will be in the range of $8 to $9 million, resulting in earnings per share for fiscal 2003 in the range of 16 to 18 cents compared to net earnings of $3.8 million or 9 cents per share on a comparable basis for the previous fiscal year."

HIP WILL HOST AN INVESTOR CONFERENCE CALL AT 10:00 A.M. (TORONTO TIME) ON TUESDAY, NOVEMBER 12, 2002, TO REVIEW THE COMPANY'S FINANCIAL RESULTS. LISTENERS SHOULD CALL 416-640-4127 (LOCAL) OR 888-881-4892 (LONG DISTANCE). A REPLAY OF THE CALL WILL BE AVAILABLE ONE HOUR AFTER THE CALL UNTIL NOVEMBER 19, 2002 AT MIDNIGHT. TO ACCESS THE REPLAY, CALL 416-640-1917 – PASSCODE 219990#.

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading North American provider of PC and video games, movies, video arcade games, and proprietary games and accessories, branded as Hip Gear. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software and accessories. Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and the distribution of proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP" and has 51,131,578 common shares issued and outstanding.

- 30 -

Hip Interactive Contacts

For investor and media inquiries, please contact: Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2358; EMAIL: jlee@hipinteractive.com

Hip Interactive Corp. - Supplementary Information

Sales in $ millions	3 months ended September 30, 2002	3 months ended September 30, 2001	$ Increase	% Increase
Video Games	$ 56.0	$ 44.7	$ 11.3	25%
PC Games	8.0	5.7	2.3	40%
Movies	9.3	0.8	8.5	1,063%
Publishing	3.6	0.7	2.9	414%
Hip Gear accessories	1.2	1.0	0.2	20%
Logistics Services	0.3	0.1	0.2	200%
Hip Coin	2.2	1.6	0.6	38%
	$ 80.6	**$ 54.6**	**$ 26.0**	**48%**

Sales in $ millions	6 months ended September 30, 2002	6 months ended September 30, 2001	$ Increase	% Increase
Video Games	$ 87.8	$ 75.4	$ 12.4	16%
PC Games	20.2	12.5	7.7	62%
Movies	12.4	1.6	10.8	675%
Publishing	6.5	1.2	5.3	442%
Hip Gear accessories	3.0	2.1	0.9	43%
Logistics Services	0.5	0.2	0.3	150%
Hip Coin	4.2	2.9	1.3	45%
	$ 134.6	**$ 95.9**	**$ 38.7**	**40%**

Balance Sheet Ratios

Days sales in Accounts Receivable	48 days
Days purchases in Accounts Payable	59 days
Inventory Turnover	11.6 times
Total Debt (Average Borrowings) to Tangible Net Worth	1.0 : 1
Interest Coverage*	15 : 1
Total Debt (Average Borrowings) to EBITDA*	1.1 : 1

* based on trailing 12 months EBITDA from Ongoing Operations

HIP INTERACTIVE CORP.

MANAGEMENT'S DISCUSSION & ANALYSIS

This Management Discussion and Analysis ("MD&A") for the three months ended September 30, 2002 compared with the three months ended September 30, 2001, provides readers with an overview of the Company's operations and a more detailed explanation of its financial statements. The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the year ended March 31, 2002 and for the 15-month period ended March 31, 2001. The objective is to present readers with a view of the Company through the eyes of management by interpreting the material trends and uncertainties that affected the operating results, liquidity and financial position of the Company in the last fiscal year, or those that may affect future results. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. All monetary amounts, unless otherwise indicated, are expressed in Canadian dollars.

The discussion and analysis and other sections of this report contain forward-looking statements. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable at the time the statements were prepared, but cautions the reader that they could cause actual results to differ materially from those anticipated. Such risks and uncertainties are discussed in detail in the Company's Annual Report to shareholders for the year ended March 31, 2002.

Overview

Hip Interactive Corp. ("Hip" or the "Company") is one of North America's largest distributors of PC and video game software, video game consoles and accessories. The Company sells video game products to retailers across North America and is comprised of the following seven business units: (1) Video Games (hardware, software and first party accessories), (2) PC Games (software), (3) Movies (VHS and DVD movies), (4) Hip Gear (accessories), (5) Publishing (software), (6) Logistics Services, and (7) Hip Coin (operator and distributor of coin operated games).

Operational Overview

Significant events occurring during the quarter ended September 30 ,2002 include:

On August 30, 2002, the Company acquired all of the issued and outstanding shares of Tévica Inc. ("Tévica"), a Montreal based distributor of VHS and DVD movies. Under the terms of the agreement, Hip purchased Tévica for total cash consideration of $3.2 million with approximately half of the purchase consideration payable on an earn-out basis over the next three years.

In addition, on August 21, 2002, the Company negotiated and finalized a final settlement with its landlord for the balance of the lease obligation pertaining to the premises occupied by Operational Excellence, a business that was shut down effective March 31, 2001.

On September 25, 2002 the Company completed an amendment to its original loan agreement with Congress Financial Corporation (Canada). Under the terms of the amendment, Congress has provided the Company with a bulge facility of $15 million during the Company's busy selling season from October 1 through February 28, thereby increasing the credit facility for that time from $30 million to $45 million. In addition, the term of the committed facility has been extended by two years to May 14, 2006 and the interest rate has been reduced by ¼ of 1%.

MANAGEMENT'S DISCUSSION & ANALYSIS

Financial Overview

The results of operations for the three months and six months ended September 30, 2002 are summarized as follows:

As reported *In $ millions*	**3 months ended September 30**		**6 months ended September 30**	
	2002	**2001**	**2002**	**2001**
Sales	80.6	54.6	134.6	95.9
Gross profit	9.1	6.9	16.5	11.5
Operating expenses	5.0	4.3	9.1	8.2
Other (see below)	0.7	-	1.3	0.4
Interest expense	0.1	0.5	0.4	0.7
Amortization of property and equipment	0.4	0.3	0.8	0.6
Income taxes	1.2	0.1	2.0	(0.3)
Discontinued operations	-	1.0	-	2.2
Net earnings	1.7	0.7	3.0	(0.3)
Earnings per share (in cents)	3.4	1.6	6.0	(0.7)

Sales for the three months ended September 30, 2002 were $80.6 million compared to $54.6 million for the three months ended September 30, 2001, representing an increase of $26.0 million or 47.6%.

Gross margin for the three months ended September 30, 2002 was 11.3% compared to 12.7% for the same period last year, primarily due to changes in sales mix resulting from increased sales of lower margin movie products from the acquisition of Tevica Inc., a weakening of the Canadian dollar during the month of September and due to the Company commencing its video game equipment distribution business in April 2002. For the six months ended September 30, 2002, gross margins increased to 12.3% from 12.0% for the same period last year, due primarily to increased sales of higher margin Hip Gear accessories and increased sales for the Company's publishing business

Operating expenses as a percentage of sales, for the three months ended September 30, 2002, decreased to 6.2% from 8.0% for the same period last year, as the Company began to realize the benefits of the cost reduction initiative undertaken in late fiscal 2002. Similarly, on a year to date basis operating expenses decreased from 8.6% to 6.8% of sales.

During the quarter and six months ended September 30, 2002, the Company recognized certain (income)/expenses as follows:

Unaudited in $ millions	**Three months ended September 30**		**Six months ended September 30**	
	2002	**2001**	**2002**	**2001**
A. Gain on settlement of lease	(0.4)	-	(0.4)	
B. Integration costs	1.1	-	1.1	
C. Provision against note receivable from PC At Home	-	-	0.6	-
D. Loss on sale of PC At Home	-	-	-	0.4
	0.7	-	**1.3**	**0.4**

HIP INTERACTIVE CORP.

A. The Company has negotiated a settlement with its landlord for the balance of the lease obligation pertaining to the premises occupied by Operational Excellence, a business that was shut down effective March 31, 2001 and the Company has recorded a gain on this settlement of $0.4 million.

B. In addition, on August 30, 2002, the Company acquired Tévica Inc., a Montreal based distributor of VHS and DVD movies. Management has formulated a strategy to integrate Tévica Inc. into Hip to take advantage of synergistic cost savings and consequently has recorded a charge to income of approximately $1.1 million. Management anticipates that the payback period from the related future cost savings will be approximately one year.

C. The Company has provided against the notes receivable from PC @ Home, as the amounts outstanding are not expected to be collectible.

D. On April 1, 2001, the Company sold its 51% interest in PC @ Home Entertainment at a loss.

Consequently, net earnings were $1.7 million with basic and diluted earnings per share from continuing operations of 3.4 cents, compared with earnings of $1.3 million or 1.6 cents per share for the three months ended September 30, 2001. For the six months ended September 30, 2002, net earnings were $3.0 million or 6.0 cents per share compared with a loss of $0.3 million or 0.7 cents per share for the same six months from the prior year.

RESULTS OF OPERATIONS

Sales for the three months ended September 30, 2002 were $80.6 million compared to $54.6 million for the three months ending September 30, 2001, an increase of $26.0 million or 47.6%. Sales for the six months ended September 30, 2002 were $134.6 million, an increase of $38.7 million or 40% over sales of $95.9 million for the same period last year. A breakdown of sales by business unit is set out below:

The breakdown of sales by product category is set out below:

	3 months ended September 30		6 months ended September 30	
Sales in $ millions	**2002**	**2001**	**2002**	**2001**
Video Games	56.0	44.7	87.8	75.4
PC Games	8.0	5.7	20.2	12.5
Movies	9.3	0.8	12.4	1.6
Publishing	3.6	0.7	6.5	1.2
Hip Gear Accessories	1.2	1.0	3.0	2.1
Logistics Services	0.3	0.1	0.5	0.2
Hip Coin	2.2	1.6	4.2	2.9
	$80.6	**$54.6**	**$134.6**	**$95.9**

MANAGEMENT'S DISCUSSION & ANALYSIS

Gross margin for the three months ended September 30, 2002 was 11.3% compared to 12.7% for the same period last year. The details of gross margin by product line are set out below:

% of sales	3 months ended September 30		6 months ended September 30	
	2002	2001	2002	2001
Video Games	9.4	10.5	9.9	10.2
PC Games	15.4	17.3	14.5	16.4
Movies	8.5	12.5	8.1	12.5
Publishing	30.8	22.9	25.2	25.0
Hip Gear Accessories	25.0	25.0	25.0	25.0
Logistics Services	40.7	53.8	44.9	50.0
Hip Coin	398.5	51.2	838.98	51.2
	11.3	**12.7**	**12.3**	**12.0**

Video Games

Sales

Video game hardware and software sales were $56.0 million for the quarter compared to $44.7 million for the same period last year, an increase of $11.3 million or 25%. This increase was due primarily to an increase in new video game software releases for Nintendo's Game Cube and Microsoft's X-box console platforms, which were introduced in November 2001, as well as the significant increase in the installed base of Sony PlayStation2 (introduced October 2000) this year versus last year. Similarly, on a year to date basis, sales increased by $12.4 million or 16.4%.

Gross margin

Video Games margins for the quarter ended September 30, 2002 were 9.4%, compared to 10.5% for the same period last year. Margins for the six months ended September 30, 2002 were 9.9% compared to 10.2% achieved for the same period last year. The decline in gross margins for both the quarter and six month periods were due primarily to increased provisions for slow moving inventory this year compared to last year as management continues to take a conservative stance in valuing the Company's inventory. In addition, a somewhat weakened Canadian dollar during the latter part of the summer negatively impacted gross margin for the quarter as most of the company's products are purchased from US suppliers in US dollars.

PC Games

Sales

PC Games sales for the quarter ended September 30, increased $2.3 million, or 40%, to $8.0 this year from $5.7 million in the same period last year. This increase was due to a year over year increase in the release of PC software titles, and a broader customer base, as new customers were added in mid fiscal 2002. Similarly, on a year to date basis, sales increased by $7.7 million or 61.6%.

Gross margin

PC Games margins for the quarter were 15.4% compared to 17.3% for the same period last year. Similarly, margins for the six months ended September 30, 2002 were 14.5% compared to 16.4% for

the same period last year. The year over year decline was primarily due to the receipt during the 2nd quarter last year of special marketing credits from a supplier.

Movies

Sales

Movies sales were $9.3 million compared to $0.8 million for the same period last year. The increase of $8.5 million was due to: (1) Hip commencing its movie operations during August 2001 and subsequently experiencing significant growth over its first year of operations, and (2) sales for the month of September for Tévica, which was acquired August 30, 2002, have been consolidated into the results of the Hip movie business unit.

Gross margin

Movies margins for the quarter and year to date September 30, 2002 are generally in line with the Company's expectations of approximately 9%. Margins for the same periods last year were higher due principally to special buys of certain products, which sold through at higher than normal margins as the Company commenced its movie business operations.

Publishing

Sales

Publishing sales for the quarter ended September 30, 2002 were $3.6 million compared to $0.7 million for the same period last year, as the Company continued to focus on developing this business. Sales for the six months ended September 30, 2002 were $6.5 million compared to $1.2 million for the same period last year. The increase for both the quarter and six-month periods was due primarily to the release of software titles under publishing and licensing arrangements including, *Duke Nukem: Manhattan Project* and titles for *The Learning Company*.

Gross margin

Publishing margins for the quarter were positively impacted by the Company's new licensed publishing arrangement with The Learning Company. Margins for these products, sold under the exclusive in Canada arrangement are significantly higher than the margins for the Company's other product lines.

Hip Gear Accessories

Sales

Hip Gear commenced operations during the summer of 2001. For the quarter ended September 30, 2002 sales of *Hip Gear* products totaled $1.2 million compared to $1.0 million for the same period last year. For the six months ended September 30, 2002, sales were $3.0 million, compared to $2.1 million for the comparable period last year.

Gross margin

Hip Gear margins were consistent on a year over year basis, and are in line with management's expectations.

MANAGEMENT'S DISCUSSION & ANALYSIS

Hip Coin

Sales

Hip Coin revenues increased to $2.2 million for the second quarter of fiscal 2003 compared to $1.6 million for the same period last year, primarily due to increased distribution sales of video arcade game equipment. Similarly, revenues for the six months ended September 30, 2002 were $4.2 million compared to $2.9 million for the same period last year.

Gross margin

Hip Coin margins have declined this year from levels achieved last year, as a result of an increased mix of lower margin distribution sales. The Company commenced its distribution operations during the first quarter of this year. Margins for the Company's arcade coin operation business tend to be approximately 50%, compared to 15% for the distribution business.

Operating Expenses

For the three months ended September 30, 2002, operating expenses were $5.0 million or 6.2% of sales compared to $4.4 million or 8.0% of sales for the 3 months ended September 30, 2001. The reduction in expenses as a percentage of sales was due to savings generated from the Company's cost savings initiative undertaken during fiscal 2002, offset somewhat by increased variable expenses related to incremental sales, this year over last year. For the six months ended September 30, 2002, operating expenses were $9.1 million or 6.8% of sales compared to $8.2 million or 8.6% of sales for the same period last year.

Interest Expense and Amortization of Capital Assets

Interest expense was $0.1 million for the three months ended September 30, 2002 versus $0.5 million for the same period last year. Average borrowings for the quarter ended September 30, 2002 were approximately $8.7 million compared to $18.3 million for the same period last year. Year to date interest expense was $0.4 million this year compared to $0.7 million last year. Average borrowings for the six months ended September 30, 2002 were approximately $8.9 million compared to $13.8 million for the same period last year. The average borrowing rate for the quarter and six months ended September 30, 2002 was approximately 5% compared to 7% for the same periods last year.

Amortization of capital assets was $0.4 million for the three months September 30, 2002 versus $0.3 million for the same period last year. For the six months ended September 30, 2002, amortization expense was $0.8 million compared to $0.6 million for the same period last year. The increase in amortization was primarily due to the accelerated amortization of the Company's old accounting software, which was replaced in September 2002.

LIQUIDITY AND CAPITAL RESOURCES

As is typical in the electronic entertainment industry, during the Company's second quarter there is generally a build up of inventory and receivables in preparation for the busy holiday selling season. During the three months ended September 30, 2002, Hip used cash of $4.2 million to fund its growth during the quarter, compared to $6.0 million for the same period last year. For the six months ended September 30, 2002, the Company used cash of $11.7 million compared to $11.8 million during the same period last year.

The Company's working capital requirements are provided by internally generated cash flow and a credit facility with its asset-based lender, Congress Financial Corporation (Canada). Management believes that in addition to its credit facility with Congress Financial, the Company will generate adequate amounts of cash to maintain capacity and to provide for planned growth.

Capital expenditures were $1.2 million during the quarter ended September 30, 2002, compared to $0.9 million during the same period last year. For the six months ended September 30, 2002, capital expenditures were $1.9 million compared to $1.3 for the same six-month period last year. Capital expenditures are forecast to be approximately $2.0 million for the fiscal year ending March 31, 2003, including $0.8 million invested in a new Enterprise Resource Planning (ERP) system, $0.5 million on video arcade game equipment and the balance for warehouse and other equipment.

Balance Sheet

As at September 30, 2002, the Company had assets of $117.4 million compared to $74.6 million as at March 31, 2002. Shareholders' equity was $33.8 million as at September 30, 2002 compared to $30.8 million as at March 31, 2002.

The accounts receivable balance as at September 30, 2002 was $51.3 million (48 days outstanding) compared to $19.9 million (35 days outstanding). At September 30, 2002, approximately 93% of the customer balances were aged less than 60 days from the invoice date.

As at September 30, 2002, total inventory on hand was $30.6 million (with inventory turning at 11.6 times) compared to $22.2 million as at March 31, 2002 (turning 11.4 times). On a monthly basis, management reviews all inventory, focusing on inventory on hand and in the field, that is over 6 months old. Although the Company has no legal obligation to provide markdowns to customers for their slow moving inventory, it does offer markdown credits to customers from time to time to ensure that retail inventory continues to be current. As at September 30, 2002, the Company has provided approximately $2.6 million for slow moving inventory on hand and in the field. Management continues to take a conservative approach on all valuation issues pertaining not only to inventory, but all balance sheet items.

Goodwill at September 30, 2002 was $20.5 million, compared to $17.8 million at March 31, 2002. The increase of $2.7 million results from the acquisition during the second quarter of Tévica, including integration costs anticipated relating to that acquisition.

Accounts payable as at September 30, 2002 was $61.5 million (representing approximately 59 days outstanding) compared to $35.9 million (35 days outstanding) as at March 31, 2002. At September 30, 2002, approximately 95% of supplier balances were aged less than 60 days from invoice date.

RECENTLY ISSUED ACCOUNTING STANDARDS

For the 2003 fiscal year, the Company has adopted the Canadian Institute of Chartered Accountants (CICA) new standard (Section 3870) on the recognition, measurement and disclosure of stock-based compensation and other stock based payments made in exchange for goods and services. This standard is effective for fiscal years beginning on or after January 1, 2002. The Company does not anticipate a material effect on its 2003 fiscal year financial position or results of operations from implementing CICA Section 3870 on stock-based compensation.

Hip Interactive Corp.

Consolidated Balance Sheet
in $ thousands (unaudited)

	September 30, 2002 $	*March 31, 2002* $
Assets		
Current assets		
Cash and cash equivalents	-	637
Accounts receivable	51,297	19,937
Inventory	30,558	22,237
Prepaids and other assets	3,101	346
Future income taxes	1,454	3,381
Current assets of discontinued operations	-	120
Current portion of notes receivable	326	486
	86,410	47,144
Notes receivable	911	1,405
Property and equipment	7,539	6,393
Future income taxes	1,797	1,797
Goodwill	20,453	17,818
Long term assets of discontinued operations	-	70
	117,436	74,627
Liabilities		
Current liabilities		
Bank indebtedness	18,184	4,177
Accounts payable and accrued liabilities	61,535	35,942
Current portion of capital lease obligations	1,198	1,271
Current liabilities of discontinued operations	84	276
Provision for loss on discontinued operations	102	1,186
	81,103	42,929
Capital lease obligations	113	684
Purchase consideration due on acquisition of Tévica Inc.	2,250	-
Future income taxes	157	199
	83,623	43,812
Shareholders' Equity		
Capital stock	39,046	38,162
Other equity	2,737	3,621
Contributed surplus	2,450	2,450
Deficit	(10,420)	(13,418)
	33,813	30,815
	117,436	74,627

Hip Interactive Corp.
Consolidated Statement of Operations
in $ thousands (unaudited)

	Three months ended September 30		*Six months ended September 30*	
	2002	***2001***	***2002***	***2001***
	$	***$***	***$***	***$***
Sales	80,568	54,564	134,645	95,918
Cost of sales	71,485	47,622	118,100	84,435
Gross profit	9,083	6,942	16,545	11,483
Expenses				
Selling, general and administrative expenses	5,020	4,354	9,113	8,227
Gain on settlement of lease	(449)	-	(449)	-
Integration costs	1,091	-	1,091	-
Provision against note receivable from PC@Home	-	-	604	-
Loss on sale of PC@Home	-	-	-	347
Interest expense	147	473	410	680
Amortization of property & equipment	371	276	781	598
Earnings from continuing operations before income taxes	2,903	1,838	4,995	1,631
Income tax provision (recovery)	1,161	98	1,998	(270)
Discontinued operations	-	1,047	-	2,190
Net earnings (loss) for the period	1,742	694	2,997	(288)

Earnings Per Share				
Basic and diluted weighted average number of common shares	50,571	43,859	50,170	43,859
Basic and diluted earnings per share from continuing operations and from discontinued operations	3.4¢	1.6¢	6.0¢	(0.7)¢

Hip Interactive Corp.
Consolidated Statement of Deficit
in $ thousands (unaudited)

	Three months ended September 30		*Six months ended September 30*	
	2002	***2001***	***2002***	***2001***
	$	***$***	***$***	***$***
Deficit – beginning of period	(12,162)	(4,466)	(13,417)	(3,483)
Net (earnings) loss for the period	1,742	694	2,997	(288)
Deficit – end of period	(10,420)	(3,771)	(10,420)	(3,771)

Hip Interactive Corp.

Cashflow Statement

in $ thousands (unaudited)
Cash provided by (used in)

	Three months ended September 30		*Six months ended September 30*	
	2002	***2001***	***2002***	***2001***
	$	***$***	***$***	***$***
Operating activities				
Net earnings (loss) for the period	1,742	694	2,997	(288)
Items not affecting cash:				
Amortization of property and equipment	371	357	781	679
Future income taxes	1,161	98	1,998	(270)
	3,274	1,148	5,776	121
Changes in non-cash working capital balances:				
Accounts receivable	(27,845)	(10,587)	(30,706)	(9,211)
Inventory	(11,246)	98	(8,321)	(3,285)
Prepaid expenses and other assets	(2,013)	(64)	(2,755)	177
Accounts payable and accrued liabilities	34,204	4,014	25,403	403
Operating activities of discontinued operations	(525)	(616)	(1,085)	(30)
	(7,425)	(7,155)	(17,464)	(11,946)
	(4,151)	(6,007)	(11,688)	(11,825)
Financing activities				
Acquisition of Tevica Inc.	(385)	-	(385)	-
Capital lease obligations	(223)	(118)	(644)	(427)
Increase in bank indebtedness	5,992	7,846	14,007	13,760
Advances from shareholders	-	(40)	-	(918)
Increase (decrease) in minority interest	-	-	-	(225)
	5,384	7,688	12,978	12,190
Investing activities				
Purchase of capital assets	(1,233)	(949)	(1,927)	(1,265)
	(1,233)	(949)	(1,927)	(1,265)
Decrease in cash and cash equivalents	-	732	(637)	(900)
Cash and cash equivalents – Beginning of period	-	259	637	1,891
Cash and cash equivalents – End of period	-	991	-	991

Hip Interactive Corp.

Notes to Consolidated Financial Statements (unaudited)
September 30, 2002

1. Significant Accounting Policies

The notes presented in these interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in Hip Interactive Corp.'s (the "Company") annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended March 31, 2002. These interim consolidated financial statements follow the same accounting policies, other than as set out in Note 2 to these interim consolidated financial statements, and methods of this application as set out in the Company's consolidated financial statements for the year ended March 31, 2002. The distribution business is typically weaker in the first two quarters of the Company's fiscal year. Consequently, due to the seasonality of the business, the results of operations for the quarter and six months ended September 30, 2002 are not necessarily indicative of annual results. Certain comparative figures have been reclassified to conform to the current presentation.

2. Share-Based Compensation

Commencing April 1, 2002, the Company adopted the new recommendations of CICA Handbook section 3870, Stock-based compensation and other stock-based payments. The new recommendation requires that a fair value be determined for options at the date of grant and that such fair value be recognized in the financial statements. In respect of share options awarded to employees, it is permissible to use either the fair value based method or the intrinsic value based method, however if the intrinsic based method is used, pro forma disclosure is required so as to show what the effect would have been had the fair value based method been applied.

The Company applies the intrinsic value based method of accounting for share-based compensation awards granted to employees. Accordingly, no compensation cost is recorded in the accounts for its share option plan and the requisite pro forma disclosures are made (see below). Proceeds arising from the exercise of share options are credited to share capital.

For share options granted after April 1, 2002, disclosure of the impact on earnings and earnings per share as if the fair value based method of accounting, for the share-based compensation had been applied as required. Such impact, using a weighted average fair value of $0.30 per option for the 579,000 options granted in the three-month period ended September 30, 2002 and 1,790,000 options granted for the six months ended September 30, 2002 would approximate the following pro forma amounts:

(thousands except per share amounts)	Three months ended September 30, 2002	Six months ended September 30, 2002
Net earnings for the period as reported	$ 1,741	$ 2,997
Compensation cost (net of tax)	$ 104	$ 322
Pro forma net earnings for the period	$ 1,637	$ 2,675
Net earnings per basic and diluted share as reported	3.4¢	6.0¢
Net earnings per basic and diluted share pro forma	3.2¢	5.3¢

Hip Interactive Corp.
Notes to Consolidated Financial Statements (unaudited)
September 30, 2002

3. Segmented Information
The Company operates in seven business segments including: Video Games, PC Games, Movies, Publishing, Hip Gear Accessories, Logistics Services and Hip Coin.
Operating results for these business segments are as follows:

	Three Months ended September 30, 2002								
	Video Games	PC Games	Movies	Publishing	Hip Gear Accessories	Logistics Services	Hip Coin	Other	Total
Sales	56.0	8.0	9.3	3.6	1.2	0.3	2.2		80.6
Gross profit	5.0	1.2	0.6	1.1	0.3	0.1	0.9		9.1
Selling, general & administrative expenses								5.0	5.0
Gain on settlement of lease								(0.4)	(0.4)
Integration costs								1.1	1.1
Provision against note receivable from PC@Home								-	-
Loss on sale of PC@Home								-	-
Interest expense								0.1	0.1
Amortization of property & equipment								0.4	0.4
Earnings from continuing operations before income taxes	5.0	1.2	0.6	1.1	0.3	0.1	0.9	(6.2)	2.9
Income tax provision								1.2	1.2
Discontinued operations								-	-
Net earnings for the period	5.0	1.2	0.6	1.1	0.3	0.1	0.9	(7.3)	1.7

	Three Months ended September 30, 2001								
	Video Games	PC Games	Movies	Publishing	Hip Gear Accessories	Logistics Services	Hip Coin	Other	Total
Sales	44.7	5.7	0.8	0.7	1.0	0.1	1.6		54.6
Gross profit	4.4	1.2	0.1	0.2	0.3	0.1	0.7		6.9
Selling, general & administrative expenses								4.4	4.4
Gain on settlement of lease								-	-
Integration costs								-	-
Provision against note receivable from PC@Home								-	-
Loss on sale of PC@Home								-	-
Interest expense								0.5	0.5
Amortization of property & equipment								0.3	0.3
Earnings from continuing operations before income taxes	4.4	1.2	0.1	0.2	0.3	0.1	0.7	(5.1)	1.8
Income tax provision								0.1	0.1
Discontinued operations								1.0	1.0
Net earnings for the period	4.4	1.2	0.1	0.2	0.3	0.1	0.7	(6.2)	0.7

	Six Months ended September 30, 2002								
	Video Games	PC Games	Movies	Publishing	Hip Gear Accessories	Logistics Services	Hip Coin	Other	Total
Sales	87.8	20.2	12.4	6.5	3.0	0.5	4.2		134.6
Gross profit	8.2	3.2	0.8	1.6	0.8	0.2	1.6		16.55
Selling, general & administrative expenses								9.1	9.1
Gain on settlement of lease								(0.4)	(0.4)
Integration costs								1.1	1.1
Provision against note receivable from PC@Home								0.6	0.6
Loss on sale of PC@Home								-	-
Interest expense								0.4	0.4
Amortization of property & equipment								0.8	0.8
Earnings from continuing operations before income taxes	8.2	3.2	0.8	1.6	0.8	0.2	1.6	(11.6)	5.0
Income tax provision								2.0	2.0
Discontinued operations								-	-
Net earnings for the period	8.2	3.2	0.8	1.6	0.8	0.2	1.6	(13.5)	3.0

	Six Months ended September 30, 2001								
	Video Games	PC Games	Movies	Publishing	Hip Gear Accessories	Logistics Services	Hip Coin	Other	Total
Sales	75.4	12.5	1.6	1.2	2.1	0.2	2.9		95.9
Gross profit	6.5	2.4	0.2	0.3	0.5	0.1	1.5		11.5
Selling, general & administrative expenses								8.2	8.2
Gain on settlement of lease								-	-
Integration costs								-	-
Provision against note receivable from PC@Home								-	-
Loss on sale of PC@Home								0.3	0.3
Interest expense								0.7	0.7
Amortization of property & equipment								0.6	0.6
Earnings from continuing operations before income taxes	6.5	2.4	0.2	0.3	0.5	0.1	1.5	(9.8)	1.6
Income tax provision								(0.3)	(0.3)
Discontinued operations								2.2	2.2
Net earnings for the period	6.5	2.4	0.2	0.3	0.5	0.1	1.5	(11.8)	(0.3)

Hip Interactive Corp. Supplementary Information

HARDWARE SALES	3 Months ended September 30				6 Months ended September 30			
	F2003	F2002	Increase / Decrease	% Increase / Decrease	F2003	F2002	Increase / Decrease	% Increase / Decrease
Total Hardware Unit Sales	108,610	126,562	(17,952)	-14%	154,244	206,965	(52,721)	-25%
Total Hardware Sales in $000s	21,592	20,098	1,494	7%	28,629	33,317	(4,688)	-14%

Three Months ended September 30 SOFTWARE SALES	Units				$000s			
	F2003	Mkt Share	F2002	Mkt Share	F2003	Mkt Share	F2002	Mkt Share
Sony PSX	140,706	16.9%	160,553	23.8%	1,345	4.4%	4,598	20.2%
Sony PS2	342,183	41.1%	299,095	44.3%	14,180	46.8%	10,449	46.0%
	482,889	58.0%	459,648	68.1%	15,525	51.2%	15,047	66.2%
Microsoft X-box	113,091	13.6%	-	0.0%	7,173	23.7%	-	0.0%
Nintendo Game Cube	55,172	6.6%	-	0.0%	2,520	8.3%	-	0.0%
Nintendo Gameboy Advance	125,138	15.0%	66,760	9.9%	3,828	12.6%	3,568	15.7%
Nintendo Gameboy Colour	24,503	2.9%	70,816	10.5%	867	2.9%	2,700	11.9%
Nintendo 64	28,287	3.4%	33,212	4.9%	407	1.3%	934	4.1%
	233,100	28.0%	170,788	25.3%	7,622	25.1%	7,202	31.7%
Sega Dreamcast	3,957	0.5%	44,745	6.6%	(4)	0.0%	473	2.1%
TOTAL	**833,037**	**100%**	**675,181**	**100%**	**30,316**	**100%**	**22,722**	**100%**

Six Months ended September 30 SOFTWARE SALES	Units				$000s			
	F2003	Mkt Share	F2002	Mkt Share	F2003	Mkt Share	F2002	Mkt Share
Sony PSX	482,940	29.4%	414,402	33.8%	5,373	9.9%	8,936	22.5%
Sony PS2	503,346	30.7%	444,066	36.2%	23,108	42.4%	17,799	44.8%
	986,286	60.1%	858,468	69.9%	28,481	52.3%	26,735	67.3%
Microsoft X-box	180,331	11.0%	-	0.0%	11,759	21.6%	-	0.0%
Nintendo Game Cube	106,959	6.5%	-	0.0%	6,179	11.3%	-	0.0%
Nintendo Gameboy Advance	175,225	10.7%	101,648	8.3%	5,748	10.5%	5,403	13.6%
Nintendo Gameboy Colour	40,565	2.5%	134,878	11.0%	1,272	2.3%	4,638	11.7%
Nintendo 64	133,488	8.1%	90,886	7.4%	977	1.8%	2,430	6.1%
	456,237	27.8%	327,412	26.7%	14,176	26.0%	12,471	31.4%
Sega Dreamcast	18,561	1.1%	41,821	3.4%	69	0.1%	499	1.3%
TOTAL	**1,641,415**	**100%**	**1,227,701**	**100%**	**54,485**	**100%**	**39,705**	**100%**

HIP INTERACTIVE CORP. CORPORATE INFORMATION

Head Office	240 Superior Boulevard Mississauga, ON L5T 2L2 Tel: 905-362-3760 Fax: 905-362-1995
Directors and Officers	Joseph H. Wright, *Chairman, Director* Peter Cooper, *Director* Thomas A. Fenton, *Director* Christopher Gilbert, *Director* Richard B. Grogan, *Director* Mark Rider, *Director* Arindra Singh, *Director, President & Chief Executive Officer* Peter Lee, *Chief Financial Officer* Oliver Bock, *Vice-President* Gabrielle Chevalier, *Vice-President* Ronald Grimard, *Vice-President* Jack Lamba, *Vice-President* Stan Samole, *Vice-President* Sanjay Singh, *Vice-President* Peter Young, *Vice-President*
Legal Counsel	Aird & Berlis LLP
Auditors	PricewaterhouseCoopers LLP
Transfer Agent	Equity Transfer Services Inc.
Stock Exchange Listing	The Toronto Stock Exchange (TSX)
Stock Symbol	HP
Investor Relations	Contact: jlee@hipinteractive.com
Website	www.hipinteractive.com

FORM: 1 | **Company Name: HIP INTERACTIVE CORP.** **Stock Symbol: HP**

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**51,131,578**
ADD:	Stock Options Exercised	nil	
	Share Purchase Plan	n/a	
	Dividend Reinvestment Plan	n/a	
	Exercise Warrants	nil	
	Private Placement	nil	
	Conversion	nil	
	Other Issuance: Issued from Treasury -- Compensation	nil	
SUBTRACT:	Issuer Bid Purchase	nil	
	Redemption	nil	
	Other Cancellation (provide description)	nil	
	Closing Issued and Outstanding Share Balance*		**51,131,578**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not canceling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

A.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
NAME OF PROGRAM: N/A		
Opening Reserve for Share Purchase Plan / Agreement		
Additional Shares Listed Pursuant to the Plan (ADD)		
Shares Issued from Treasury (SUBTRACT)		
Closing Reserve for Share Purchase Plan		

B.

Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
NAME OF PROGRAM: N/A		
Opening Reserve for Dividend Reinvestment Plan		
Additional Shares Listed Pursuant to the Plan (ADD)		
Shares Issued (SUBTRACT)		
Closing Reserve for Dividend Reinvestment Plan		

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**

Stock Options Outstanding — Opening Balance	**6,401,368**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	**nil**

Options Exercised: (SUBTRACT)

Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
			SUBTOTAL	**nil**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	**nil**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT)

If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc/Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
October 1, 2002	Andrew Bowers	Aug. 13/02	Aug. 13/07	$0.60	1,000
October 1, 2002	Joann Dorrian	Aug. 13/02	Aug. 13/07	$0.60	1,000
October 1, 2002	Michelle McFarlane	Aug. 13/02	Aug. 13/07	$0.60	1,000
October 1, 2002	Nancy Mueller	Aug. 13/02	Aug. 13/07	$0.60	2,000
October 1, 2002	Alex Poizner	Aug. 13/02	Aug. 13/07	$0.60	2,000
October 1, 2002	Tyler Clark	Aug. 13/02	Aug. 13/07	$0.60	500
October 1, 2002	Justin Leduc	Aug. 13/02	Aug. 13/07	$0.60	500
October 1, 2002	Ryan Mullin	Aug. 13/02	Aug. 13/07	$0.60	500
October 1, 2002	Drew Sauve	Aug. 13/02	Aug. 13/07	$0.60	500
October 1, 2002	Jeff Evans	Aug. 13/02	Aug. 13/07	$0.60	500
				SUBTOTAL	**9,500**

Stock Option Outstanding — Closing Balance	**6,391,868**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
D. Shares Reserved (for Stock Option Plan)		
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		7,520,259
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	0	
Stock Appreciation Rights (SUBTRACT)	0	
Closing Share Reserve Balance at end of period		**7,520,259**

All information reported in this Form is for the month of October 2002.

Filed on behalf of the Company by: (please enter name and direct phone or email)	
NAME	JENNIFER LEE
PHONE / EMAIL	905-362-3760 ex.277 jlee@hipinteractive.com
DATE	November 6, 2002

FOR IMMEDIATE RELEASE 03 [illegible] 7:21 **October 21, 2002**

HIP INTERACTIVE CORP. ANNOUNCES CHANGES TO BOARD OF DIRECTORS

Hip Interactive Corp. (TSX:HP) announced today that Mssrs. Peter Cooper and Christopher Gilbert have been appointed as Directors to Hip Interactive's Board as part of the Company's commitment to improving its corporate governance. First steps in the strategy were implemented at the Company's Annual and Special Meeting of Shareholders, wherein the shareholders elected a new slate of Directors, which increased the number of independent directors and broadened the skill set and disciplines represented on the Board. To facilitate the appointment of Mssrs. Cooper and Gilbert, Mr. Preet (Sanjay) Singh, a Vice-President of the Corporation, has stepped down from the Board in order to lessen management's representation on the Board. Hip's board is now comprised of six outside, non-employee directors with Arindra Singh, the Company's Chief Executive Officer, as the only management director.

Mr. Christopher Gilbert has his MBA from Cornell and is the Executive Vice-President of Sales, Marketing & Operations for Sega of America, Inc., a company with which he has been employed since 1998. Prior thereto, he was Senior Vice-President Sales & Marketing of Altec Lansing Technologies, with which he was employed since 1992. Mr. Gilbert brings to Hip's board extensive industry experience, particularly in the areas of strategy, marketing and sales.

Mr. Peter Cooper, who holds an MBA from Harvard, is Chairman of Cedara Software Corp. (NASDAQ, TSX) and, until recently, was President of Chapters Indigo Online, where he was responsible for merging and restructuring the two internet-based retail businesses. He also works with investors to build value in emerging growth companies. Mr. Cooper's background combines successful roles in general management - particularly in turnarounds and mergers - with eighteen years in management consulting in Canada and the United States, specializing in strategy, organization change and human capital development. He also serves on the worldwide Board of Directors of the Harvard Business School Alumni Association in Boston. Mr. Cooper will add value to Hip in areas of strategy and organization development.

"We are thrilled that both Peter Cooper and Chris Gilbert have agreed to become members of our Board," stated Arindra Singh. "Their contribution will significantly strengthen our Board and its ability to provide the strategic direction necessary to guide the Company through our many new growth initiatives."

Mssrs. Cooper and Gilbert join the two other new outside directors, Mssrs. Joseph Wright and Richard Grogan, who were elected at the Company's most recent Annual General Meeting of Shareholders on August 22, 2002.

Mr. Joseph Wright, the Board's Chairman, has a wealth of experience in the banking and investment banking industries and brings extensive board experience to Hip's Board of Directors. Mr. Wright sits on the Board of a number of public and private companies including Loblaw Companies Limited, President's Choice Bank, Bluewater Power Distribution Corporation and Call-Net Enterprises Inc. Mr. Wright is also a Trustee and Chairman of O&Y REIT, as well as a member of the Board of Governors of The Renaissance Funds.

Mr. Richard Grogan C.A. has 40 years financial and business experience holding senior financial positions with a number of billion dollar companies. He currently sits on the Board of Directors of Emco Limited, Bluewater Power Distribution Corporation, Waltec Plastics Limited and Sarnia Community Foundation. Mr. Grogan's financial expertise is an asset both to the Audit Committee and the Board at large.

Mr. Singh continued, "We made a commitment to our shareholders to improve our corporate governance by putting together a Board hat is independent of management and covers a wide variety of disciplines. The Compensation and Corporate Governance committee is chaired by Joseph Wright. The Company's audit committee is chaired by Richard Grogan, a chartered accountant, and is comprised entirely of independent directors. We now have a Board of seven directors, six of whom are independent of management and can provide the objective guidance required to implement our aggressive growth strategy. They are: Joseph Wright, Richard Grogan, Mark Rider, Tom Fenton, Peter Cooper, Christopher Gilbert and Arindra Singh. With

expertise in finance, strategic planning and our industry, our Board will be able to provide us with the very best guidance to maximize industry opportunities and Company strategies."

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading North American provider of PC and video games, movies, video arcade games, and proprietary games and accessories, branded as Hip Gear. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software and accessories. Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and the distribution of proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP" and has 51,131,578 common shares issued and outstanding.

Hip Interactive Contact

For investor and media inquiries, please contact: Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2358; EMAIL: jlee@hipinteractive.com

FORM: 1 | **Company Name: HIP INTERACTIVE CORP.** **Stock Symbol: HP**

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**51,131,578**
ADD:	Stock Options Exercised	nil	
	Share Purchase Plan	n/a	
	Dividend Reinvestment Plan	n/a	
	Exercise Warrants	nil	
	Private Placement	nil	
	Conversion	nil	
	Other Issuance: Issued from Treasury -- Compensation	nil	
SUBTRACT:	Issuer Bid Purchase	nil	
	Redemption	nil	
	Other Cancellation (provide description)	nil	
	Closing Issued and Outstanding Share Balance*		**51,131,578**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not canceling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

A.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
NAME OF PROGRAM: N/A		
Opening Reserve for Share Purchase Plan / Agreement		
Additional Shares Listed Pursuant to the Plan (ADD)		
Shares Issued from Treasury (SUBTRACT)		
Closing Reserve for Share Purchase Plan		

B.

Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
NAME OF PROGRAM: N/A		
Opening Reserve for Dividend Reinvestment Plan		
Additional Shares Listed Pursuant to the Plan (ADD)		
Shares Issued (SUBTRACT)		
Closing Reserve for Dividend Reinvestment Plan		

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS				
Stock Option Plan and / or Agreement				
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**				
Stock Options Outstanding — Opening Balance				**6,201,368**
Options Granted: (ADD)				
Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
Sept. 3/02	Ronald Grimard	Sept. 3/07	$0.68	160,000
Sept. 3/02	Linda Bibeau	Sept. 3/07	$0.68	20,000
Sept. 3/02	Nathalie Paquet	Sept. 3/07	$0.68	10,000
Sept. 3/02	Louise Barbeau	Sept. 3/07	$0.68	10,000
			SUBTOTAL	**200,000**

C.

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below				
Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
			SUBTOTAL	**nil**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	**nil**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.					
Date of Canc/Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	
Stock Option Outstanding — Closing Balance					**6,401,368**

D.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
Shares Reserved (for Stock Option Plan)		
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		7,520,259
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	0	
Stock Appreciation Rights (SUBTRACT)	0	
Closing Share Reserve Balance at end of period		**7,520,259**

All information reported in this Form is for the month of September 2002.

Filed on behalf of the Company by: (please enter name and direct phone or email)		
NAME	JENNIFER LEE	
PHONE / EMAIL	905-362-3760 ex.277	jlee@hipinteractive.com
DATE	October 3, 2002	


TSX

TORONTO stock EXCHANGE

October 1, 2002

Julie K. Shin
Senior Advisory Counsel
Advisory Affairs, Issuer Services
Toronto Stock Exchange
The Exchange Tower
130 King Street West
Toronto, Canada
M5X 1J2
T (416) 947-4539
F (416) 947-4547
julie.shin@tsx.ca

Thomas A. Fenton
Aird & Berlis LLP
Barristers & Solicitors
181 Bay Street
BCE Place, Suite 1800
Box 754
Toronto, Ontario
M5J 2T9

Dear Mr. Fenton:

Re: Hip Interactive Corp. (the "Company")
Confirmation of Appointments

This will confirm that the Toronto Stock Exchange ("TSX") has accepted notice of the appointments of Mr. Richard Bruce Grogan as a Director of the Company and Mr. Joseph Henry Wright as Chairman of the Board and Director of the Company.

We wish to take this opportunity to remind the Company of its on-going obligation to inform the TSX of any appointments and/or resignations of officers and directors of the Company so that the TSX may maintain accurate records.

Yours very truly,

TORONTO STOCK EXCHANGE

Julie K. Shin

/da

Thomas A. Fenton
Direct: 416.865.4631
E-mail: tfenton@airdberlis.com

August 13, 2002

DELIVERED BY COURIER

Toronto Stock Exchange
3rd Floor, Exchange Tower
130 King Street West
Toronto, Ontario
M5X 1J2

Attention: **Julie Shin**
Corporate Finance Services

Dear Ms. Shin:

Re: Hip Interactive Corp.
Re: Personal Information Forms for two Board nominees

As you are aware, we act for Hip Interactive Corp.

At Hip's annual and special meeting to be held August 22, 2002, my client is proposing that we seek shareholder approval to the election of two named directors being Richard (Dick) Grogan and Joseph (Joe) Wright for whom I now attach completed Personal Information Forms. You will note that each of Messrs. Grogan and Wright are directors of TSX listed companies.

Could you kindly advise if there is anything further you require.

Yours very truly,

AIRD & BERLIS LLP

Thomas A. Fenton
TAF/ld/enc.

::ODMA\PCDOCS\DOCS\1284339\1

Personal information form

Name of Applicant ☐ Original Listing ☒ Listed Company
HIP INTERACTIVE CORPORATION

1.0 Basic information

1.a Identification

Surname
WRIGHT

Legal first name | Full middles name(s) | ☐ Check here if no middle name(s)
JOSEPH HENRY

Name(s) by which you are commonly known
JOE WRIGHT

1.b Personal information (No abbreviations)

Gender ☒ Male ☐ Female | Date of birth Day Month(alpha) Year
17 JULY 1942

Place of birth City | Province/State
NEW YORK CITY | NEW YORK

Country
USA

1.c Current residential address (No abbreviations)

Street address | City
504 - 3 McALPINE STREET | TORONTO

Province/State | Country | Postal/Zip code
ON | CANADA | M5R3T5

Residential phone number | Area code | Telephone number
416 413 1900

1.d Residential history for past 15 years

(No abbreviations –Provide attachments if additional space is necessary.)

Street address,City,Province/State,Country,Postal/Zip code	From Month/Year	To Month/Year
1402 625 AVENUE ROAD TORONTO M4V2K7	04/97	05/02
1803 625 AVENUE ROAD TORONTO M4V2K7	06/93	03/97
19 PARKWOOD AVENUE TORONTO M4V2W9	05/81	05/93
504-3 McALPINE STREET TORONTO M5R3T5	06/02	–

1.e Citizenship (No abbreviations)

Citizenship(s)
CANADIAN & USA

If not a Canadian citizen, please indicate number of years of continuous residence in Canada.

If you are a U.S. citizen or hold a U.S. Social Security Number, please provide it here.
135-32-7901

If you are a Hong Kong citizen or hold a Hong Kong Identification Number, please provide it here.

If you have a Canadian Social Insurance Number, please provide it here.
468 671 144

1.f Professional designation(s)

List all professional designations which you have and professional associations to which you belong (please include membership numbers where applicable):

N/A

1.g Present or proposed position with the Applicant

(Check below as applicable)| Provide the date elected/appointed/position achieved

	Day	Month	Year	Title
☑ Director	22	08	02	N/A
☑ Officer	22	08	02	Chairman of the Board
☐ Significant shareholder (see "General Instructions" on page 19)				

1.h Positions with other issuers

Provide the name of any public reporting issuer or any issuer with continuous disclosure obligations in any jurisdiction of which you are now, or during the last 10 years, have been a director, officer, promoter, insider or control person, the positions you held and the period during which you held the position(s). Use an attachment if necessary.

Name of reporting issuer	Market	Position held with issuer	From Month Year	To Month Year
Loblaw Companies Limited	TSE	Director	04/96	Present
St Laurent Paperboard	TSE	Director	10/97	05/00
Realfund REIT	TSE	Director	02/98	05/00
AlertCare Ltd	ASE	Chair & Director	01/00	11/00
Fantom Technologies	TSE	Director	03/00	11/01
O&Y REIT	TSE	Chair & Director	06/01	Present
Connor Clark & Lund Prime Trust	TSE	Board of Advisors	12/02	Present
Connor Clark & Lund Tigers Trust	TSE	Board of Advisors	05/02	Present
Call Net Enterprises Inc	TSE	Director	04/02	Present

2.0 Change of name or use of different name

Have you ever had, used or operated under, or carried on business under any name other than the names mentioned in Question 1.a of this form or have you ever been known under any other name? (Name changes resulting from marriage, divorce, court order or any other process should be included, giving appropriate dates.)

☒ No ☐ Yes

Previous names	From Month Year	To Month Year

Instructions regarding questions 3 through 7

Full details are required as attachments in respect of any question to which the answer is yes. These details must include the circumstances, the relevant dates, the names of the parties involved, and the final determination if known. All questions must be answered with YES or NO, unless otherwise specified.

3.0 Proceedings by regulators

3.a Have you personally ever been the subject of a cease trading order issued by any authority regulating trading in securities?

☒ No ☐ Yes Details

3.b **Have you, or has any partnership or company of which you were at the time of such event a partner, officer, director, or beneficial owner of more than 10% of the voting securities, ever been denied the benefit of any exemption provided by any legislation regulating trading in securities?**

☒ No ☐ Yes Details

3.c **Have you, or has any partnership or company of which you were at the time of such event a partner, officer, director, or beneficial owner of more than 10% of the voting securities, ever been the subject of disciplinary action, not disclosed in 3.b above, undertaken by any authority regulating or supervising trading in securities, including any stock exchange, association of investment dealers or similar organization?** ***(Do not include cease trading orders.)***

☒ No ☐ Yes Details

3.d **Have you personally ever been the subject of disciplinary action, not disclosed in 3.a, 3.b or 3.c above, undertaken by any tribunal, organization or society responsible for the regulation of a profession?**

☒ No ☐ Yes Details

4.0 Offences under the law

Note: If a pardon under the Criminal Records Act (Canada) has been formally requested and you have received formal written notice that such pardon has been granted and it has not been revoked, you are not obliged to disclose any such pardoned offence. In such circumstances, the appropriate written response would be: "Yes, pardon granted on (date)."

4.a Past convictions involving securities or commodities

Have you ever been convicted under any law of any province, territory, state or country of any offence relating to trading in securities, commodities or commodity futures contracts, or with the theft of securities, or with any related offence, or been a party to any proceedings taken on account of fraud arising out of any trade in or advice respecting securities?

☒ No ☐ Yes Details

4.b Past convictions involving other contraventions or criminal offences

Have you ever been convicted under any law of any province, territory, state or country for contraventions or criminal offences not noted in 4.a above? *(Do not include non-criminal traffic convictions.)*

☒ No ☐ Yes Details

4.c Current charges or indictments

Are you currently the subject of a charge or indictment, under any law of any province, territory, state or country for contraventions, criminal offences, or other conduct of the type described in 4.a or 4.b above?

☒ No ☐ Yes Details

4.d Partnership or company convictions or current charges or indictments

Has any partnership or company of which you were at the time of such event a partner, officer, director, or beneficial owner of more than 10% of the voting securities, ever been convicted or is any partnership or company in which you hold such a position currently the subject of a charge or indictment, under any law of any province, territory, state or country for contraventions, criminal offences, or other conduct of the type described in 4.a or 4.b above?

☒ No ☐ Yes Details

5.0 Civil proceedings

5.a Has a court in a civil proceeding ever held that you or any partnership or company of which you were at the time of such event a partner, officer, director, or beneficial owner of more than 10% of the voting securities committed fraud or similar conduct?

☒ No ☐ Yes Details

5.b Are there any civil proceedings now pending in which fraud or similar conduct on the part of you or any partnership or company of which you are or were at the time such proceedings commenced a partner, officer, director, or beneficial owner of more than 10% of the voting securities is alleged?

☒ No ☐ Yes Details

6.0 Bankruptcy

6.a Have you ever been declared bankrupt, made a voluntary assignment in bankruptcy, made a compromise or agreement with your creditors or gone out of business leaving debts outstanding, or produced a declaration under the Quebec Voluntary Deposit of Salary Wages Law, or has a receiver or a receiver and manager appointed by or at the request of your creditors ever assumed control of your assets?

☒ No ☐ Yes Jurisdiction of Filing Details

If so, have you been discharged? *(A copy of the discharge must be attached.)*

☐ No ☐ Yes Details

6.b Has any partnership or company of which you were at the time of such event a partner, director, officer, or beneficial owner of more than 10% of the voting securities ever been declared bankrupt or made a voluntary assignment in bankruptcy, or had control of its assets assumed by a receiver and manager appointed by or at the request of its creditors?

☒ No ☐ Yes Details

7.0 Judgement or garnishment

Is any judgement or garnishment outstanding against you, in any civil court in any province, state or country for damages or other relief in respect of a fraud or for any reason whatsoever?

☑ No ☐ Yes Details

Caution

A person who makes a false statement by statutory declaration commits an indictable offence under the Criminal Code that is punished by imprisonment for a term not exceeding fourteen (14) years. Steps will be taken to verify the answers you have given in this Form, including verification of information relating to any previous criminal record.

Authorization and Consent

I HEREBY AUTHORIZE AND CONSENT TO THE COLLECTION BY ANY OF THE TORONTO STOCK EXCHANGE INC., CANADIAN VENTURE EXCHANGE INC. AND THEIR SUBSIDIARIES, AFFILIATES, REGULATORS AND AGENTS OF ANY INFORMATION WHATSOEVER (WHICH MAY INCLUDE PERSONAL, CREDIT, OR OTHER INFORMATION) FROM ANY SOURCE, INCLUDING WITHOUT LIMITATION FROM AN INVESTIGATIVE AGENCY OR A RETAIL CREDIT AGENCY, AS PERMITTED BY LAW IN ANY JURISDICTION IN CANADA OR ELSEWHERE. I ACKNOWLEDGE AND AGREE THAT SUCH INFORMATION MAY BE SHARED WITH AND RETAINED BY THE TORONTO STOCK EXCHANGE INC., CANADIAN VENTURE EXCHANGE INC. AND THEIR SUBSIDIARIES, AFFILIATES, REGULATORS AND AGENTS INDEFINITELY.

Date August 1, 2002

Signature



ALL ATTACHMENTS MUST BE INITIALED BY THE PERSON COMPLETING THE FORM AND BY THE COMMISSIONER OF OATHS. ALL SIGNATURES MUST BE ORIGINALS.

List any attachments

8.0 Statutory declaration

I, Joseph H. Wright solenmly swear/declare that
(name of person completing this form)

a. I have read and understand the questions, caution and acknowledgement in this Form;
b. The answers I have given to the questions in this Form and in any attachments to the Form are true and correct except where stated to be to the best of my knowledge in which case I believe the answers to be true; and
c. I make this solemn declaration conscientiously believing it to be true and knowing it is of the same legal force and effect as if made under oath and by virtue of the Canada *Evidence Act*.



Signature of Declarant

Sworn/declared before me at the City of Toronto

in the Province (or State) of Ontario this 1st day of August in the year of 2002



A Commissioner of Oaths/ Notary Public

Print name Domenica Spagnolo

My appointment expires N/A

Note: Where this Form is sworn outside the Province of Ontario, it must be executed in the presence of a duly authorized Notary Public in and for the jurisdiction in which it is sworn.

NOTARY'S SEAL

Personal information form

Name of Applicant ☐ Original Listing ☐ Listed Company

1.0 Basic information

1.a Identification

Surname
GROGAN

Legal first name / Full middles name(s) / ☐ Check here if no middle name(s)
RICHARD BRUCE

Name(s) by which you are commonly known
DICK

1.b Personal information (No abbreviations)

Gender ☒ Male ☐ Female
Date of birth Day Month(alpha) Year
24 SEPT 1937

Place of birth City / Province/State
MONTREAL QUE

Country
CANADA

1.c Current residential address (No abbreviations)

Street address / City
973 RIDING CLUB LANE SARNIA

Province/State / Country / Postal/Zip code
ONT CANADA N7V 4J1

Residential phone number / Area code / Telephone number
519 542 0839

1.d Residential history for past 15 years

(No abbreviations –Provide attachments if additional space is necessary.)

Street address,City,Province/State,Country,Postal/Zip code	From Month	From Year	To Month	To Year
973 RIDING CLUB LANE SARNIA ONT CANADA N7V 4J1	09	1999	PRESENT	
16 SPRUCEDALE CRT LONDON ONT CANADA N5X 2N9	02	1990	09	1999
12 GEORGE HENRY BLVD TORONTO ONT CANADA M2J 1E2	09	1988	02	1990
880 LAKESHORE RD SARNIA ONT CANADA N7V 2V2	08	1977	09	1988

1.e Citizenship (No abbreviations)

Citizenship(s)

CANADIAN

If not a Canadian citizen, please indicate number of years of continuous residence in Canada.

If you are a U.S. citizen or hold a U.S. Social Security Number, please provide it here.

If you are a Hong Kong citizen or hold a Hong Kong Identification Number, please provide it here.

If you have a Canadian Social Insurance Number, please provide it here.

210 - 579 - 017

1.f Professional designation(s)

List all professional designations which you have and professional associations to which you belong (please include membership numbers where applicable):

INSTITUTE OF CHARTERED ACCOUNTANTS OF QUEBEC

1.g Present or proposed position with the Applicant

(Check below as applicable)| Provide the date elected/appointed/position achieved

	Day	Month	Year	Title
☒ Director	22	08	2002	
☐ Officer				
☐ Significant shareholder (see "General Instructions" on page 19)				

1.h Positions with other issuers

Provide the name of any public reporting issuer or any issuer with continuous disclosure obligations in any jurisdiction of which you are now, or during the last 10 years, have been a director, officer, promoter, insider or control person, the positions you held and the period during which you held the position(s). Use an attachment if necessary.

Name of reporting issuer	Market	Position held with issuer	From Month	From Year	To Month	To Year
EMCO LIMITED	TSX	CFO	12	89	02	97
EMCO LIMITED	✓	E.V.P + CFO	02	97	07	00
EMCO LIMITED	TSX	DIRECTOR	02	91	PRESENT	
AVL INFORMATION SYSTEMS LTD	VENTURE	DIRECTOR	09	00	03	2002

2.0 Change of name or use of different name

Have you ever had, used or operated under, or carried on business under any name other than the names mentioned in Question 1.a of this form or have you ever been known under any other name? (Name changes resulting from marriage, divorce, court order or any other process should be included, giving appropriate dates.)

☒ No ☐ Yes

Previous names	From Month	From Year	To Month	To Year

Instructions regarding questions 3 through 7

Full details are required as attachments in respect of any question to which the answer is yes. These details must include the circumstances, the relevant dates, the names of the parties involved, and the final determination if known. All questions must be answered with YES or NO, unless otherwise specified.

3.0 Proceedings by regulators

3.a Have you personally ever been the subject of a cease trading order issued by any authority regulating trading in securities?

☒ No ☐ Yes Details

3.b Have you, or has any partnership or company of which you were at the time of such event a partner, officer, director, or beneficial owner of more than 10% of the voting securities, ever been denied the benefit of any exemption provided by any legislation regulating trading in securities?

☒ No ☐ Yes Details

3.c Have you, or has any partnership or company of which you were at the time of such event a partner, officer, director, or beneficial owner of more than 10% of the voting securities, ever been the subject of disciplinary action, not disclosed in 3.b above, undertaken by any authority regulating or supervising trading in securities, including any stock exchange, association of investment dealers or similar organization? *(Do not include cease trading orders.)*

☒ No ☐ Yes Details

3.d Have you personally ever been the subject of disciplinary action, not disclosed in 3.a, 3.b or 3.c above, undertaken by any tribunal, organization or society responsible for the regulation of a profession?

☒ No ☐ Yes Details

4.0 Offences under the law

Note: If a pardon under the Criminal Records Act (Canada) has been formally requested and you have received formal written notice that such pardon has been granted and it has not been revoked, you are not obliged to disclose any such pardoned offence. In such circumstances, the appropriate written response would be: "Yes, pardon granted on (date)."

4.a Past convictions involving securities or commodities

Have you ever been convicted under any law of any province, territory, state or country of any offence relating to trading in securities, commodities or commodity futures contracts, or with the theft of securities, or with any related offence, or been a party to any proceedings taken on account of fraud arising out of any trade in or advice respecting securities?

☒ No ☐ Yes Details

4.b Past convictions involving other contraventions or criminal offences

Have you ever been convicted under any law of any province, territory, state or country for contraventions or criminal offences not noted in 4.a above? *(Do not include non-criminal traffic convictions.)*

☒ No ☐ Yes Details

4.c Current charges or indictments

Are you currently the subject of a charge or indictment, under any law of any province, territory, state or country for contraventions, criminal offences, or other conduct of the type described in 4.a or 4.b above?

☒ No ☐ Yes Details

4.d Partnership or company convictions or current charges or indictments

Has any partnership or company of which you were at the time of such event a partner, officer, director, or beneficial owner of more than 10% of the voting securities, ever been convicted or is any partnership or company in which you hold such a position currently the subject of a charge or indictment, under any law of any province, territory, state or country for contraventions, criminal offences, or other conduct of the type described in 4.a or 4.b above?

☒ No ☐ Yes Details

5.0 Civil proceedings

5.a Has a court in a civil proceeding ever held that you or any partnership or company of which you were at the time of such event a partner, officer, director, or beneficial owner of more than 10% of the voting securities committed fraud or similar conduct?

☒ No ☐ Yes Details

5.b Are there any civil proceedings now pending in which fraud or similar conduct on the part of you or any partnership or company of which you are or were at the time such proceedings commenced a partner, officer, director, or beneficial owner of more than 10% of the voting securities is alleged?

☒ No ☐ Yes Details

6.0 Bankruptcy

6.a Have you ever been declared bankrupt, made a voluntary assignment in bankruptcy, made a compromise or agreement with your creditors or gone out of business leaving debts outstanding, or produced a declaration under the Quebec Voluntary Deposit of Salary Wages Law, or has a receiver or a receiver and manager appointed by or at the request of your creditors ever assumed control of your assets?

☒ No ☐ Yes Jurisdiction of Filing Details

If so, have you been discharged? *(A copy of the discharge must be attached.)*

☐ No ☐ Yes Details

6.b Has any partnership or company of which you were at the time of such event a partner, director, officer, or beneficial owner of more than 10% of the voting securities ever been declared bankrupt or made a voluntary assignment in bankruptcy, or had control of its assets assumed by a receiver and manager appointed by or at the request of its creditors?

☒ No ☐ Yes Details

7.0 Judgement or garnishment

Is any judgement or garnishment outstanding against you, in any civil court in any province, state or country for damages or other relief in respect of a fraud or for any reason whatsoever?

☒ No ☐ Yes Details

Caution

A person who makes a false statement by statutory declaration commits an indictable offence under the Criminal Code that is punished by imprisonment for a term not exceeding fourteen (14) years. Steps will be taken to verify the answers you have given in this Form, including verification of information relating to any previous criminal record.

Authorization and Consent

I HEREBY AUTHORIZE AND CONSENT TO THE COLLECTION BY ANY OF THE TORONTO STOCK EXCHANGE INC., CANADIAN VENTURE EXCHANGE INC. AND THEIR SUBSIDIARIES, AFFILIATES, REGULATORS AND AGENTS OF ANY INFORMATION WHATSOEVER (WHICH MAY INCLUDE PERSONAL, CREDIT, OR OTHER INFORMATION) FROM ANY SOURCE, INCLUDING WITHOUT LIMITATION FROM AN INVESTIGATIVE AGENCY OR A RETAIL CREDIT AGENCY, AS PERMITTED BY LAW IN ANY JURISDICTION IN CANADA OR ELSEWHERE. I ACKNOWLEDGE AND AGREE THAT SUCH INFORMATION MAY BE SHARED WITH AND RETAINED BY THE TORONTO STOCK EXCHANGE INC., CANADIAN VENTURE EXCHANGE INC. AND THEIR SUBSIDIARIES, AFFILIATES, REGULATORS AND AGENTS INDEFINITELY.

Date: AUG 13 2002

Signature: Richard Grogan

ALL ATTACHMENTS MUST BE INITIALED BY THE PERSON COMPLETING THE FORM AND BY THE COMMISSIONER OF OATHS. ALL SIGNATURES MUST BE ORIGINALS.

List any attachments

8.0 Statutory declaration

I, Richard Grogan solenmly swear/declare that
(name of person completing this form)

a. I have read and understand the questions, caution and acknowledgement in this Form;
b. The answers I have given to the questions in this Form and in any attachments to the Form are true and correct except where stated to be to the best of my knowledge in which case I believe the answers to be true; and
c. I make this solemn declaration conscientiously believing it to be true and knowing it is of the same legal force and effect as if made under oath and by virtue of the Canada *Evidence Act*.

Signature of Declarant

X Richard Grogan

Sworn/declared before me at the City of Mississauga

in the Province (or State) of Ontario this 13th day of August in the year of 2002

A Commissioner of Oaths/ Notary Public

Print name Thomas A. Fenton

My appointment expires N/A

Note: Where this Form is sworn outside the Province of Ontario, it must be executed in the presence of a duly authorized Notary Public in and for the jurisdiction in which it is sworn.



NOTARY'S SEAL

FOR IMMEDIATE RELEASE **September 25, 2002**

HIP INTERACTIVE CORP. ANNOUNCES IMPROVED FINANCING ARRANGEMENTS

Hip Interactive Corp. (TSX:HP) announced today that it completed an amendment to its original loan agreement dated May 14, 2001 with Congress Financial Corporation (Canada).

Under the terms of the amendment, Congress has provided the Company with a bulge facility of $15 million during the Company's busy selling season from October 1 through February 28, the bulge period, thereby increasing the credit facility for that time from $30 million to $45 million. In addition, the term of the committed facility has been extended by two years to May 14, 2006 and the interest rate has been reduced by ¼ of 1%.

"We are pleased to have completed this loan amendment at very attractive terms. We view this as a strong positive indication of Congress's confidence and support of the Company resulting from the strengthening of our balance sheet and our earnings performance over the past four quarters." stated Peter Lee, Chief Financial Officer of Hip Interactive.

As of the opening of business today, the Company's outstanding loan balance with Congress Financial was approximately $9.1 million, well below management's budgeted levels at this time of the year. Under this asset based loan arrangement, the maximum amount that can be borrowed at any given time is based on the collateral securing the loan, specifically Accounts Receivable and Inventory. With the acquisition of Tévica and its Accounts Receivable and Inventory, the Company has sufficient collateral, as of this morning, to support a loan of approximately $36.3 million. The limit on the loan balance for the period prior to September 30, 2002 is $30 million, increasing to $45 million during the bulge period. Consequently, as of this morning, the Company's availability under the Congress facility was approximately $20.9 million.

Mr. Lee further stated, "With this bulge facility, we firmly believe that we will have more than sufficient availability to enable maximum growth of our business over the important third and fourth fiscal quarters. We intend to use this additional availability to take advantage of opportunity buys and early payment discount terms with our suppliers."

"As we look ahead," continued Mr. Lee, "the next two quarters are typically the strongest quarters for our industry, generating nearly 60% of annual sales. With this new loan arrangement and the continuing support of our suppliers, we are well positioned to continue to grow sales and profitability for the foreseeable future."

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading North American provider of PC and video games, movies, video arcade games, and proprietary games and accessories, branded as Hip Gear. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software and accessories. Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and the distribution of proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP" and has 51,131,578 common shares issued and outstanding.

Hip Interactive Contact
For investor and media inquiries, please contact: Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2358; EMAIL: jlee@hipinteractive.com


EQUITY
TRANSFER
SERVICES INC.

September 9, 2002

Dear Sir or Madam:

RE: **HIP INTERACTIVE CORP**

We are pleased to confirm that copies of the following materials were mailed to shareholders on September 6, 2002.

First Quarter Report for the period ended June 30, 2002

Yours Truly,
EQUITY TRANSFER SERVICES INC

"Luisa Roberto"

Per: Luisa Roberto
Senior Officer, Client Services

SUITE 420
120 Adelaide Street West
TORONTO, ONTARIO
M5H 4C3
TELEPHONE (416) 361-0152
FAX: (416) 361-0470
EMAIL:
info@equitytransfer.com

FOR IMMEDIATE RELEASE **September 3, 2002**

HIP INTERACTIVE CORP. COMPLETES ACQUISITION OF TEVICA INC.

Hip Interactive Corp. (TSX:HP) announced today that it completed the acquisition of all the issued and outstanding shares of Tévica Inc. ("Tévica"), a Montreal-based company.

Tévica is a privately held distributor of VHS and DVD movies. The company is a leading Quebec-based primary provider for major Hollywood studios, including Universal Studios, The Walt Disney Company, Warner Brothers, Twentieth Century Fox and Paramount Pictures. Tévica has years of consistent, strong growth and, for the year ending March 31, 2002 (unaudited), Tévica had revenue of $42 million.

"The acquisition of Tévica is a significant addition to our Movies Division," stated Arindra Singh, President and Chief Executive Officer of Hip Interactive. "Tévica's strong management team, industry relationships and development of the Quebec and Eastern Canada markets fortify and complement Hip's management team, industry relationships and Ontario and Western Canada development. As well, Tévica adds a number of new independent accounts to Hip's customer base through which we will not only sell movies, but video games, PC games and our proprietary accessories, Hip Gear. We look forward to building a substantial force in the Movie Distribution market in Canada".

Under the terms of the transaction, which is subject to a post-closing regulatory review and approval process, Hip Interactive purchased all the outstanding shares of Tévica in an all-cash deal, with approximately half of the purchase price consideration payable on an earn-out basis over the next three years. The purchase price, which will be finalized based on an audit of the financial statements of Tévica as at August 31, 2002, will exceed book value by $2 million. At March 31, 2002, the book value of the net assets of Tévica was approximately $1.2 million. The Tévica management team will join Hip to lead and grow Hip's Movie Division.

"We at Tévica are very excited about the combination of these two companies," said Ronald Grimard, who will remain as Tévica's President and will be appointed Hip's Executive Vice-President of the Movie Division. "With the growth potential in the movie distribution business, particularly in Ontario and Western Canada, there is a substantial opportunity for us to really grow these two businesses and together, we will execute on the strategy that will bring Hip that growth."

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading North American provider of PC and video games, movies, video arcade games, and proprietary games and accessories, branded as Hip Gear. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software and accessories. Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and the distribution of proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP" and has 51,131,578 common shares issued and outstanding.

Hip Interactive Contact
For investor and media inquiries, please contact: Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2358; EMAIL: jlee@hipinteractive.com

FORM: 1 | Company Name: HIP INTERACTIVE CORP. Stock Symbol: HP

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**51,076,868**
ADD:	Stock Options Exercised	nil	
	Share Purchase Plan	n/a	
	Dividend Reinvestment Plan	n/a	
	Exercise Warrants	nil	
	Private Placement	nil	
	Conversion	nil	
	Other Issuance: Issued from Treasury -- Compensation	54,710	
SUBTRACT:	Issuer Bid Purchase	nil	
	Redemption	nil	
	Other Cancellation (provide description)	nil	
	Closing Issued and Outstanding Share Balance*		**51,131,578**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not canceling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.

Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
NAME OF PROGRAM: N/A		
Opening Reserve for Share Purchase Plan / Agreement		
Additional Shares Listed Pursuant to the Plan (ADD)		
Shares Issued from Treasury (SUBTRACT)		
Closing Reserve for Share Purchase Plan		

B.

Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
NAME OF PROGRAM: N/A		
Opening Reserve for Dividend Reinvestment Plan		
Additional Shares Listed Pursuant to the Plan (ADD)		
Shares Issued (SUBTRACT)		
Closing Reserve for Dividend Reinvestment Plan		

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C.

Stock Option Plan and / or Agreement				
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**				
Stock Options Outstanding — Opening Balance				**5,972,368**
Options Granted: (ADD)				
Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
13-Aug-02	Tennile Overholt	13-Aug-07	$0.60	2,000
13-Aug-02	Jennifer Goffar	13-Aug-07	$0.60	2,000
13-Aug-02	Ron Resnick	13-Aug-07	$0.60	20,000
13-Aug-02	Paul Brenden	13-Aug-07	$0.60	2,000
13-Aug-02	Hector Cantas	13-Aug-07	$0.60	2,000
13-Aug-02	Krista Larsen	13-Aug-07	$0.60	1,000
13-Aug-02	Sherri Westlake	13-Aug-07	$0.60	1,000
13-Aug-02	Michelle Hymers	13-Aug-07	$0.60	500
13-Aug-02	Dave Kydd	13-Aug-07	$0.60	500
13-Aug-02	Kathleen LaRose	13-Aug-07	$0.60	500
13-Aug-02	Jason Mercer	13-Aug-07	$0.60	500
13-Aug-02	Yvonne Mitchell	13-Aug-07	$0.60	500
13-Aug-02	Ryan Mullin	13-Aug-07	$0.60	500
13-Aug-02	Drew Sauve	13-Aug-07	$0.60	500
13-Aug-02	Leah Brouwer	13-Aug-07	$0.60	500
13-Aug-02	Tyler Clark	13-Aug-07	$0.60	500
13-Aug-02	Nikki Davidson	13-Aug-07	$0.60	500
13-Aug-02	Fred Follings	13-Aug-07	$0.60	500
13-Aug-02	Melanie Frey	13-Aug-07	$0.60	500
13-Aug-02	Theresa Guy	13-Aug-07	$0.60	500
13-Aug-02	Darren Stairs	13-Aug-07	$0.60	500
13-Aug-02	Jason Thibeault	13-Aug-07	$0.60	500
13-Aug-02	Michelle McFarlane	13-Aug-07	$0.60	1,000
13-Aug-02	Nancy Mueller	13-Aug-07	$0.60	2,000
13-Aug-02	Lucia Hung	13-Aug-07	$0.60	3,000
13-Aug-02	Kimberly Moreira	13-Aug-07	$0.60	500
13-Aug-02	Ben Hatfield	13-Aug-07	$0.60	1,000
13-Aug-02	Anita Bisram	13-Aug-07	$0.60	3,000
13-Aug-02	Amy Carlos	13-Aug-07	$0.60	500
13-Aug-02	Kerwin Corpuz	13-Aug-07	$0.60	500
13-Aug-02	Rafael Daen	13-Aug-07	$0.60	500
13-Aug-02	Scott Handson	13-Aug-07	$0.60	5,000
13-Aug-02	Sarabjit Kaur	13-Aug-07	$0.60	500

13-Aug-02	Nassir Noor	13-Aug-07	$0.60	500
13-Aug-02	Surjit Pattar	13-Aug-07	$0.60	500
13-Aug-02	Madeena Sandhu	13-Aug-07	$0.60	500
13-Aug-02	Paul Yang	13-Aug-07	$0.60	500
13-Aug-02	Antonina Arena	13-Aug-07	$0.60	500
13-Aug-02	Nicolas Henrichon	13-Aug-07	$0.60	1,000
13-Aug-02	Theresa Omari	13-Aug-07	$0.60	500
13-Aug-02	Joanne Ducharme	13-Aug-07	$0.60	3,000
13-Aug-02	Adam Grapes	13-Aug-07	$0.60	3,000
13-Aug-02	Justin Leduc	13-Aug-07	$0.60	500
13-Aug-02	Richard Pruddicombe	13-Aug-07	$0.60	500
13-Aug-02	Shelly Chee A Tow	13-Aug-07	$0.60	500
13-Aug-02	Slavo Kovac	13-Aug-07	$0.60	1,000
13-Aug-02	Nadia Caselle	13-Aug-07	$0.60	500
13-Aug-02	Joann Dorrian	13-Aug-07	$0.60	1,000
13-Aug-02	Andrew Bowers	13-Aug-07	$0.60	1,000
13-Aug-02	Brian Stone	13-Aug-07	$0.60	2,000
13-Aug-02	Alex Poizner	13-Aug-07	$0.60	2,000
13-Aug-02	Matteo Codispoti	13-Aug-07	$0.60	3,000
13-Aug-02	Erin Phalen-Cole	13-Aug-07	$0.60	500
13-Aug-02	Jeff Evans	13-Aug-07	$0.60	500
13-Aug-02	Michael Leech	13-Aug-07	$0.60	500
13-Aug-02	Charlie Camilleri	13-Aug-07	$0.60	500
22-Aug-02	Thomas Fenton	22-Aug-07	$0.69	25,000
22-Aug-02	Richard Grogan	22-Aug-07	$0.69	50,000
22-Aug-02	Mark Rider	22-Aug-07	$0.69	25,000
22-Aug-02	Joseph Wright	22-Aug-07	$0.69	50,000
			SUBTOTAL	**229,000**

Options Exercised: (SUBTRACT)

Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
			SUBTOTAL	**nil**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	***nil***

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT)
If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc/Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	
Stock Option Outstanding — Closing Balance					**6,201,368**

D.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
Shares Reserved (for Stock Option Plan)		
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		7,520,259
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	0	
Stock Appreciation Rights (SUBTRACT)	0	
Closing Share Reserve Balance at end of period		**7,520,259**

All information reported in this Form is for the month of August 2002.

Filed on behalf of the Company by: (please enter name and direct phone or email)	
NAME	JENNIFER LEE
PHONE / EMAIL	905-362-3760 ex.277 jlee@hipinteractive.com
DATE	September 4, 2002

FORM: 1 | **Company Name: HIP INTERACTIVE CORP.** **Stock Symbol: HP**

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**50,010,077**
ADD:	Stock Options Exercised	nil	
	Share Purchase Plan	n/a	
	Dividend Reinvestment Plan	n/a	
	Exercise Warrants	nil	
	Private Placement	nil	
	Conversion	nil	
	Other Issuance: Issued from Treasury -- Compensation	1,066,791	
SUBTRACT:	Issuer Bid Purchase	nil	
	Redemption	nil	
	Other Cancellation (provide description)	nil	
	Closing Issued and Outstanding Share Balance*		**51,076,868**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not canceling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.

Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
NAME OF PROGRAM: N/A		
Opening Reserve for Share Purchase Plan / Agreement		
Additional Shares Listed Pursuant to the Plan (ADD)		
Shares Issued from Treasury (SUBTRACT)		
Closing Reserve for Share Purchase Plan		

B.

Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
NAME OF PROGRAM: N/A		
Opening Reserve for Dividend Reinvestment Plan		
Additional Shares Listed Pursuant to the Plan (ADD)		
Shares Issued (SUBTRACT)		
Closing Reserve for Dividend Reinvestment Plan		

C.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS				
Stock Option Plan and / or Agreement				
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**				
Stock Options Outstanding — Opening Balance				**5,897,368**
Options Granted: (ADD)				
Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
July 31, 2002	Arindra Singh	July 31, 2007	$0.58	150,000
			SUBTOTAL	**150,000**

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below				
Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
			SUBTOTAL	**nil**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	**nil**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.					
Date of Canc/Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
July 21, 2002	Carmen Marando	Dec. 19/99	Dec.19/04	$1.00	75,000
				SUBTOTAL	**75,000**
Stock Option Outstanding — Closing Balance					**5,972,368**

D.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
Shares Reserved (for Stock Option Plan)		
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		7,520,259
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	0	
Stock Appreciation Rights (SUBTRACT)	0	
Closing Share Reserve Balance at end of period		**7,520,259**

All information reported in this Form is for the month of July 2002.

Filed on behalf of the Company by: (please enter name and direct phone or email)		
NAME	JENNIFER LEE	
PHONE / EMAIL	905-362-3760 ex.277	jlee@hipinteractive.com
DATE	August 27, 2002	



AIRD & BERLIS LLP
Barristers and Solicitors
Patent and Trade Mark Agents

Thomas A. Fenton
Direct: 416.865.4631
E-mail: tfenton@airdberlis.com

August 26, 2002

TO: SECURITIES REGULATORY AUTHORITIES

Re: Hip Interactive Corp. (the "Issuer") – Notice pursuant to Part 3, 3.1(2) of Multilateral Instrument 45-102 ("MI 45-102")

We are solicitors for the Issuer. In connection with Part 3, 3.1(2) of MI 45-102, we provide herein notice of the following:

(a) the Issuer is relying on paragraph (c) of the definition of current AIF in accordance with MI 45-102; and

(b) the current AIF was filed under SEDAR project number 468296.

Yours very truly,

AIRD & BERLIS LLP

"Thomas A. Fenton"

Thomas A. Fenton

TAF/lm

::ODMA\PCDOCS\DOCS\1289251\1


TSX
TORONTO stock
EXCHANGE

Julie K. Shin
Senior Advisory Counsel
Advisory Affairs, Issuer Services
Toronto Stock Exchange
The Exchange Tower
130 King Street West
Toronto, Canada
M5X 1J2
T (416) 947-4539
F (416) 947-4547
julie.shin@tsx.ca

August 21, 2002

VIA FAX & MAIL

Mr. Thomas A. Fenton
Aird & Berlis
Barristers & Solicitors
BCE Place, Suite 1800
Box 754, 181 Bay St.
Toronto, Ont.
M5J 2T9

Dear Mr. Fenton:

Re: Hip Interactive Corp. (the "Company")
Proposed Acquisition of Tevica Inc.

Reference is made to your letter dated August 20, 2002 and attachment and your e-mail of even date, advising the Toronto Stock Exchange ("TSX") of a proposed acquisition by the Company of the issued and outstanding shares of Tevica Inc. consideration for which shall consist of cash payments only. The TSX confirms that the proposed transaction is entirely arm's-length to the Company.

The TSX confirms that it has determined to accept notice of the acquisition.

No further documentation is required with respect to this matter.

Yours very truly,

TORONTO STOCK EXCHANGE

Julie K. Shin

/da



AIRD & BERLIS LLP
Barristers and Solicitors
Patent and Trade Mark Agents

Thomas A. Fenton
Direct: 416.865.4631
E-mail: tfenton@airdberlis.com

August 20, 2002

FACSIMILE: 416-947-4547

Toronto Stock Exchange
3rd Floor, Exchange Tower
130 King Street West
Toronto, Ontario
M5X 1J2

Attention: Julie Shin
Corporate Finance Services

Dear Ms. Shin:

Re: Hip Interactive Corp.
Re: Proposed Acquisition of Tevica Inc.

As you are aware, we act for Hip Interactive Corp. ("Hip").

Pursuant to section 5.02 of the Toronto Stock Exchange Company Manual, notice is hereby given that Hip intends to acquire all of the issued and outstanding shares of Tevica Inc., a Montreal based private company, which is a distributor of VHS and DVD movies. The parties to the transaction act at arm's length.

In respect to the proposed transaction, reference is made to Hip's press release dated August 14, 2002 (copy attached).

For your information, the consideration to be paid by Hip on closing of the transaction will be cash only. There will be no securities issued by Hip in connection with the proposed transaction (other than the granting of a nominal number of options under Hip's stock option plan to certain employees of Tevica Inc. post closing).

Please advise this writer should you require any further information regarding the proposed transaction. The transaction is expected to close by August 30, 2002.

Yours very truly,

AIRD & BERLIS LLP

Thomas A. Fenton
TAF/ld/enc.

cc: Arindra Singh, President & CEO, Hip Interactive Corp.

August 14, 2002

Dear Fellow Shareholder,

It is my pleasure to report to you on Hip Interactive Corp.'s first quarter results for fiscal 2003. For the three-month period ended June 30, 2002, Hip generated sales of $54.1 million, an increase of 31% over the same three-month period last year. Our operations produced a net income after taxes of $1.3 million, versus a loss of $1 million for the same quarter last year and earnings per share for the quarter rose to $0.03 compared to a loss of $0.02 for the same quarter last year. We have also been able to increase our margins for this period over the same period last year, primarily as a result of a better sales mix of higher margin products. Given the fact that for our industry this quarter is considered the weakest, we are thrilled with these results and the fact they continue to exceed our expectations.

As we note in our Management's Discussion & Analysis, a key factor in the sales growth achieved over this period was the reduction by first party suppliers in the suggested retail price of their video game consoles. While the surge in sales may represent an unusual growth spurt for this period, the resulting growth in the installed base of video game consoles is expected to spark an increase in the sales of the higher margin video game software and accessories, which effect we expect to see over the next several reporting periods.

Hip is very focused on setting and surpassing goals in all areas of our business. We are committed to our financial objectives of achieving an EBITDA (earnings before interest, income taxes, depreciation and amortization) margin of 6% and a 3% net earnings margin. These objectives are not only applied to our current businesses, but are also used in our assessment of any potential business opportunity. Such strict requirements, along with our conservative approach in the preparation of our financial statements, keep Hip on a solid foundation in order to achieve growth and maximize business opportunities.

We remain steadfast in our commitment to our higher margin business divisions, such as our proprietary line of video game accessories, *Hip Gear*™, and our Publishing and Licensing efforts. In fact, during this quarter, we signed a one-year licensing agreement with The Learning Company to publish all titles for Canada., which will earn Hip higher margins than our traditional distribution businesses The Learning Company develops edutainment (educational entertainment) titles with such lines as Carmen Sandiego, Cluefinder, Mavis Beacon, and Scooby-Doo.

Also, we are enthusiastic about the growth potential that we see in our Movie Division. United States market research indicates that there is a DVD in one of every four US homes, a milestone that was reached faster by DVD players than any other consumer electronics product. More than 120 million DVD movies and music videos shipped in the first three months of 2002, a 74% increase over the same quarter last year. Hip is able to leverage its existing logistics infrastructure to take full advantage of the growth in this area of the electronic entertainment industry.

As you may be aware from our news release, one of the ways we are seeking to take advantage of the growth in the movie market is through our intended acquisition of Tévica Inc., a privately held Montreal-based movie distribution company. This acquisition will benefit Hip by adding new

independent accounts through which we can, not only sell movies, but also cross-sell video games. In addition, Tévica's very experienced management team has developed high quality studio relationships that will fortify the relationships Hip enjoys with the studios and the presence Tévica has developed in the Quebec and Eastern markets compliments Hip's development of the Ontario and Western Canada markets. So, all in all, in addition to benefiting Hip operationally, the acquisition meets our financial objectives and will, therefore, benefit Hip financially, which benefit is expected to be accretive for Hip in fiscal 2003.

As you are aware from my past correspondence to you, our relationships with our business partners continue to be of the utmost importance to us. We continue to develop supplier and customer relationships in order to provide the best service at the best value.

All of us at Hip would like to thank you for your continued support.

On behalf of the Board,



Arindra Singh, President & Chief Executive Officer
Hip Interactive Corp.

MANAGEMENT'S DISCUSSION & ANALYSIS

This Management Discussion and Analysis ("MD&A") for the three months ended June 30, 2002 compared with the three months ended June 30, 2001 provides readers with an overview of the Company's operations and a more detailed explanation of its financial statements. The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the year ended March 31, 2002 and for the 15-month period ended March 31, 2001. The objective is to present readers with a view of the Company through the eyes of management by interpreting the material trends and uncertainties that affected the operating results, liquidity and financial position of the Company in the last fiscal year, or those that may affect future results. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. All monetary amounts, unless otherwise indicated, are expressed in Canadian dollars.

The discussion and analysis and other sections of this report contain forward-looking statements. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable at the time the statements were prepared, but cautions the reader that they could cause actual results to differ materially from those anticipated. Such risks and uncertainties are discussed in detail in the Company's Annual Report to shareholders for the year ended March 31, 2002.

GENERAL

Hip Interactive Corp. ("Hip" or the "Company") is one of North America's largest providers of PC and video game software, video game consoles and accessories. The Company sells video game products to retailers across North America and is comprised of the following six business units: (1) Video Game (game hardware consoles and software), (2) PC game (software), (3) Movies (VHS and DVD movies), (4) Hip Gear (accessories), (5) Publishing and Licensing (software) and 3PL (Third Party Logistics). In addition, the Company's wholly owned subsidiary, Hip Coin Inc. operates location-based entertainment centers (or coin-operated games) in various locations throughout North America.

Financial Overview

Revenue for the three months ended June 30, 2002 was $54.1 million compared to $41.4 million for the three months ended June 30, 2001, representing an increase of $12.7 million or 31%. Earnings from continuing operations were $1.3 million with basic and diluted earnings per share from continuing operations of $0.03 compared with a loss from continuing operations of $0.3 million or $0.01 per share for the three months ended June 30, 2001.

QUARTERLY INFORMATION

A summary of selected financial information of the Company for each of its last eight quarters ending prior to June 30, 2002 is presented below. Please note that Sales and Earnings (loss) from continuing operations figures relating to quarters previously disclosed have been restated to reflect the discontinuance of Operational Excellence and Interactive Media.

in $ millions (except earnings per share)	June 30, 2002	June 30, 2001	March 31, 2002	March 31, 2001	December 31, 2001	December 31, 2000	September 30, 2001	September 30, 2000
Sales	54.1	41.8	57.9	50.6	125.8	82.4	54.8	34.1
Earnings (loss) from continuing operations	1.3	(0.3)	(5.7)	(2.4)	4.4	2.3	1.2	0.7
Net earnings (loss)	1.3	(1.0)	(6.5)	(8.0)	4.3	1.5	0.7	2.7
Basic and diluted earnings per share from continuing operations	0.03	(0.01)	(0.13)	(0.06)	0.10	0.06	0.03	0.01
Basic and diluted earnings per share from continuing and discontinued operations	0.03	(0.02)	(0.16)	(0.19)	0.10	0.04	0.02	0.06

RESULTS OF OPERATIONS

Sales

Sales for the three months ended June 30, 2002 were $54.1 million compared to $41.4 million for the three months ending June 30, 2001. The breakdown of sales by product category is set out below:

Sales in $ millions	3 months ended June 30, 2002	3 months ended June 30, 2001	$ Increase (decrease)	% Increase (decrease)
Video Game Software	22.9	17.0	5.9	35%
Console Hardware	7.0	13.2	(6.2)	(47%)
PC Software	12.2	5.3	6.9	130%
Publishing and Licensing	2.7	1.2	1.5	125%
Hip Gear	1.8	0	1.8	N/A
Other Accessories	2.1	2.6	(0.5)	(19%)
Movies	3.0	0.8	2.2	275%
3PL	0.2	0.1	0.1	100%
HipCoin	2.1	1.2	0.9	75%
	$54.1	$41.4	$12.7	31%

Video Game Software sales were $22.9 million for the quarter compared to $17.0 million for the same period last year, an increase of $5.9 million. This increase was due primarily to an increase in new video game software releases for Nintendo's Game Cube and Microsoft's X Box console platforms, which were introduced in November 2001, as well as the significant increase in the installed base of Sony Playstation 2 (introduced October 2000) this year versus last year. Console hardware sales declined by $6.2 million dollars to $7.0 million dollars during the quarter compared to the same period last year. This is attributable principally to the decline in sales of older platforms as they are nearing the end of their product life cycles, including Sony PS1 and Sega Dreamcast and to the sales price

reductions of approximately 30% on Sony PS1 and PS2 hardware. PC Software sales increased $6.9 million to $12.2 this year from $5.3 million in the same period last year. This increase was due to a year over year increase in the release of PC software titles, and a broader customer base, as new customers were added in mid fiscal 2002. Publishing and licensing sales for the quarter ended June 30, 2002 were $2.7 million compared to $1.7 million for the same period last year, as the Company continued to focus on developing this business. This was due primarily to the release of software titles under publishing and licensing arrangements including, *Duke Nukem, The Manhattan Project*. The Company commenced its *Hip Gear* and movie operations during the latter part of fiscal 2002. To June 30, 2002 sales of *Hip Gear* products totaled $1.8 million. Revenue from Hip Coin increased to $2.1 million for the first quarter, 2003 compared to $1.2 million for the same period last year, due primarily to increased distribution sales of video arcade game equipment.

Gross Margin

Gross margin for the three months ended June 30, 2002 was 13.8% compared to 11.0% for the same period last year. The increase was primarily due to a year over year increase in the sales mix of higher margin products including, PC and Video Game software, *Hip Gear* accessories and publishing and licensing with a reduction in lower margin hardware sales. In addition, a strengthening Canadian dollar positively impacted gross margin over the period as most of the company's products are purchased from US suppliers in US dollars.

Operating Expenses

For the three months ended June 30, 2002, operating expenses were $4.1 million or 7.5% of sales compared to $3.9 million or 9.4% of sales for the 3 months ended June 30, 2001. The reduction in expenses as a percentage of sales was due to savings generated from the Company's cost savings initiatives in fiscal 2002 offset somewhat by increased variable expenses related to incremental sales, this year over last year.

Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA)

EBITDA for the three months ended June 30, 2002 was $3.4 million or 6.0% of sales versus $0.7 million or 2.0% of sales for the three months ended June 30, 2001. The Company believes that, in addition to net earnings, EBITDA is a useful financial performance measurement for assessing operating performance. It provides investors with an additional basis to evaluate the ability of the Company to incur and to service debt and to fund capital expenditures. Non-GAAP earnings measures do not have any standardized meaning prescribed by GAAP and therefore the Company's method of calculating EBITDA may differ from the methods used by other companies. As a result, the EBITDA measures disclosed here may not be comparable to other similarly titled measures disclosed by other companies. A reconciliation between net earnings and EBITDA is provided below.

Reconciliation between net earnings(loss) for the period and EBITDA

Unaudited in $ millions	Three months ended June 30, 2002	Three months ended June 30, 2001
Net earnings(loss) for the period	1.3	(1.0)
Adjustments:		
Loss from discontinued operations	-	1.2
Provision for income taxes	0.8	(0.4)
Amortization of property & equipment	0.4	0.3
Interest expense	0.3	0.2
Provision against note receivable from PC At Home	0.6	-
Loss on sale of PC At Home	-	0.4
EBITDA	$3.4	$0.7
EBITDA as a % of Sales	6.3%	1.7%

Provision against Note Receivable from PC At Home

During the quarter the Company determined that its note receivable from PC@Home Entertainment was likely to be uncollectible as PC At Home Entertainment failed to pay the principal installment of US$30,000 and accrued interest for the quarter ended June 30, 2002, which was due on that date. It was subsequently determined that PC At Home Entertainment is experiencing some financial difficulties. Consequently, during the quarter ended June 30, 2002, the Company has recorded a provision of $604,000 representing 100% of the outstanding balance as at June 30, 2002.

Interest Expense and Amortization of Capital Assets

Interest expense was $0.3 million for the three months June 30, 2002 versus $0.2 million for the same period last year. Average borrowings for the quarter ended June 30, 2002 were approximately $11.1 million compared to $9.3 million for the same period last year. The average borrowing rate for the quarter ended June 30, 2002 was approximately 5% compared to 7% for the same period last year. Amortization of capital assets was $0.4 million for the three months June 30, 2002 versus $0.5 million for the same period last year.

Income Taxes

An income tax expense of $0.8 million was recorded for the three months ended June 30, 2002 compared to an income tax recovery $0.4 million for the three months ended June 30, 2001.

Net Earnings and Earnings Per Share

Net earnings for the three months ended June 30, 2002 was $1.3 million, or $0.03 earnings per basic and diluted share, compared to loss of $1.0 million, or $0.02 loss per basic and diluted share, for the three months ended June 30, 2001.

LIQUIDITY AND CAPITAL RESOURCES

During the period April 01 to June 30, 2002, Hip used cash of $0.6 million to fund its growth during the quarter, compared to $1.6 million for the same period last year.

The Company's working capital requirements are provided by internally generated cash flow and a $30 million credit facility with its asset-based lender, Congress Financial Corporation (Canada).

Management believes that in addition to its credit facility with Congress Financial, the Company will generate adequate amounts of cash to maintain capacity and to provide for planned growth.

Capital expenditures were $0.7 million during the first three months of fiscal 2003, compared to $0.1 million during the first three months of fiscal 2002. Capital expenditures are forecast to be approximately $2.0 million for the fiscal year ending March 31, 2003, including $0.8 million to be invested in a new Enterprise Resource Planning (ERP) system, $0.5 million on video arcade game equipment and the balance for warehouse and other equipment.

Balance Sheet
As at June 30, 2002, the Company had assets of $73.9 million compared to $74.6 million as at March 31, 2002. Shareholders' equity was $32.1 million as at June 30, 2002 compared to $30.8 million as at March 31, 2002.

The accounts receivable balance as at June 30, 2002 was $23.4 million (36 days outstanding) compared to $19.9 million (35 days outstanding) as at March 31, 2002. At June 30, 2002, approximately 90% of the customer balances were aged less than 60 days from the invoice date.

As at June 30, 2002, total inventory on hand was $19.3 million (with inventory turning at 13.6 times) compared to $22.2 million as at March 31, 2002 (turning 11.4 times).

Accounts payable as at June 30, 2002 was $27.1 million (representing approximately 41 days outstanding) compared to $35.9 million (35 days outstanding) as at March 31, 2002. At June 30, 2002, approximately 89% of supplier balances were aged less than 60 days from invoice date.

RECENTLY ISSUED ACCOUNTING STANDARDS

For the 2003 fiscal year, the Company has adopted the Canadian Institute of Chartered Accountants (CICA) new standard (Section 3870) on the recognition, measurement and disclosure of stock-based compensation and other stock based payments made in exchange for goods and services. This standard is effective for fiscal years beginning on or after January 1, 2002. The Company does not anticipate a material effect on its 2003 fiscal year financial position or results of operations from implementing CICA Section 3870 on stock-based compensation.

Hip Interactive Corp.

Consolidated Balance Sheet
in $ thousands (unaudited)

	As at June 30, 2002 $	*As at March 31, 2002* $
Assets		
Current assets		
Cash and cash equivalents	--	259
Accounts receivable	23,402	19,937
Inventory	19,312	22,237
Prepaids and other assets	1,088	346
Future income taxes	2,512	3,381
Current assets of discontinued operations	11	120
Current portion of notes receivable	300	486
	46,625	46,766
Notes receivable	987	1,405
Property and equipment	6,677	6,393
Future income taxes	1,797	1,797
Goodwill	17,818	17,818
Long term assets of discontinued operations	--	70
	73,905	74,249
Liabilities		
Current liabilities		
Bank indebtedness	12,192	3,799
Accounts payable and accrued liabilities	27,097	35,942
Income taxes payable	136	77
Current portion of capital lease obligations	1,221	1,271
Current liabilities of discontinued operations	--	276
Provision for loss on discontinued operations	722	1,186
	41,368	42,551
Capital lease obligations	313	684
Future income taxes	151	199
	41,833	43,434
Shareholders' Equity		
Capital stock	38,162	38,162
Other equity	3,621	3,621
Contributed surplus	2,450	2,450
Deficit	(12,162)	(13,418)
	32,072	30,815
	73,905	74,249

Hip Interactive Corp.

Consolidated Statement of Operations
in $ thousands (unaudited)

	Three months ended June 30 2002 $	2001 $
Sales	54,077	41,354
Cost of sales	46,615	36,813
Gross profit	7,462	4,542
Expenses		
Selling, general and administrative expenses	4,093	3,873
Provision against note receivable from PC@Home	604	--
Loss on sale of PC@Home	--	347
Interest expense	263	207
Amortization of property & equipment	410	322
Earnings from continuing operations before income taxes	2,093	(207)
Income tax provision (recovery)	837	(368)
Discontinued operations	--	1,143
Net earnings (loss) for the period	1,256	(983)

Earnings Per Share		
Basic and diluted weighted average number of common shares	50,010	43,859
Basic and diluted earnings per share from continuing operations	$ 0.03	$ (0.01)
Basic and diluted earnings per share from continuing operations and from discontinued operations	$ 0.03	$ (0.02)

Hip Interactive Corp.

Consolidated Statement of Deficit
in $ thousands (unaudited)

	Three months ended June 30 2002 $	2001 $
Deficit – beginning of period	13,417	10,894
Net (earnings) loss for the period	(1,256)	983
Deficit – end of period	12,162	11,877

Hip Interactive Corp.

Consolidated Statement of Cash Flows
(unaudited)
Cash provided by (used in)

	Three months ended June 30 2002 $	2001 $
Operating activities		
Net earnings (loss) for the period	1,256	(983)
Items not affecting cash:		
Amortization of property and equipment	410	322
Future income taxes	821	(655)
	2,487	(1,316)
Changes in non-cash working capital balances:		
Accounts receivable	(2,861)	300
Inventory	2,925	(3,518)
Prepaid expenses and other assets	(742)	(467)
Accounts payable and accrued liabilities	(8,845)	(2,685)
Income taxes payable	59	166
Operating activities of discontinued operations	(562)	(1209)
	(10,025)	(7,412)
	(7,538)	(8,729)
Financing activities		
Advances from shareholders	--	(662)
Capital lease obligations	(420)	61
Common shares for cash, net of share issuance costs	--	215
Increase in bank indebtedness	8,015	7,845
Financing activities of discontinued operations	--	43
Increase (decrease) in minority interest	--	(225)
	7,595	7,278
Investing activities		
Purchase of capital assets	(694)	(115)
Investing activities of discontinued operations	--	(67)
	(694)	(182)
Decrease in cash and cash equivalents	(637)	(1,632)
Cash and cash equivalents – Beginning of period	637	1,891
Cash and cash equivalents – End of period	--	259

Hip Interactive Corp.

Notes to Consolidated Financial Statements (unaudited)
June 30, 2002

1. Significant Accounting Policies

The notes presented in these interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in Hip Interactive Corp.'s (the "Company") annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended March 31, 2002. These interim consolidated financial statements follow the same accounting policies, other than as set out in Note 2 to these interim consolidated financial statements, and methods of this application as set out in the Company's consolidated financial statements for the year ended March 31, 2002. The distribution business is typically weaker in the first two quarters of the Company's fiscal year. Consequently, due to the seasonality of the business, the results of operations for the quarter ended June 30, 2002 are not necessarily indicative of annual results. Certain comparative figures have been reclassified to conform to the current presentation.

2. Share-Based Compensation

Commencing April 1, 2002, the Company adopted the new recommendations of CICA Handbook section 3870, Stock-based compensation and other stock-based payments. The new recommendation requires that a fair value be determined for options at the date of grant and that such fair value be recognized in the financial statements. In respect of share options awarded to employees, it is permissible to use either the fair value based method or the intrinsic value based method, however if the intrinsic based method is used, pro forma disclosure is required so as to show what the effect would have been had the fair value based method been applied.

The Company applies the intrinsic value based method of accounting for share-based compensation awards granted to employees. Accordingly, no compensation cost is recorded in the accounts for its share option plan and the requisite pro forma disclosures are made (see below). Proceeds arising from the exercise of share options are credited to share capital.

For share options granted after April 1, 2002, disclosure of the impact on earnings and earnings per share as if the fair value based method of accounting, for the share-based compensation had been applied as required. Such impact, using a weighted average fair value of $0.19 per option for the 1,211,000 options granted in the three-month period ended June 30, 2002 would approximate the following pro forma amounts:

(thousands except per share amounts)	Three months ended June 30, 2002
Net earnings for the period as reported	$ 1,256
Compensation cost	$ 230
Pro forma net earnings for the period	$ 1,026
Net earnings per basic and diluted share as reported	$ 0.03
Net earnings per basic and diluted share proforma	$ 0.02

Hip Interactive Corp.

Notes to Consolidated Financial Statements (unaudited)
June 30, 2002

3. Segmented Information

The company operates primarily in one business segment, its Distribution business operations. Included in other are the Company's coin-operated video game and amusement equipment operations and its corporate head office.

in thousands of dollars	June 30, 2002			June 30, 2001		
	Distribution	Other	Total	Distribution	Other	Total
Sales	52,042	2,035	54,077	40,306	1,048	41,354
Gross profit	6,689	773	7,462	3,837	705	4,542
Selling, general and administrative	3,792	300	4,093	2,974	899	3,873
Loss in note receivable from PC@Home		604	604		0	0
Loss on sale of PC@Home		0	0		347	347
Interest	17	246	263	56	151	207
Amortization	176	234	410	107	215	322
	3,985	1,384	5,369	3,137	1,612	4,749
Earnings (loss) before income tax	2,704	(611)	2,093	700	(907)	(207)
Income tax expense (recovery)		837	837	-	(368)	(368)
Earnings (loss) from continuing operations	2,704	(1,448)	1,256	700	(539)	161
Discontinued operations			-		1,143	1,143
Net earnings (loss) for the period	2,704	(1,448)	1,256	700	(1,682)	(983)
Assets						
Continuing operations	41,503	32,391	73,894	41,403	43,385	84,788
Discontinued operations		11	11		1,021	1,021
	41,503	32,402	73,905	41,403	44,406	85,809
Capital expenditures	39	656	695	121	211	332

HIP INTERACTIVE CORP. CORPORATE INFORMATION

Head Office	240 Superior Boulevard Mississauga, ON L5T 2L2 Tel: 905-362-3760 Fax: 905-362-1995
Directors and Officers	Morey Chaplick, *Chairman, Director* Anthony M. Cosentino, *Director* Thomas A. Fenton, *Director* David M. Hill, *Director* James Rayburn, *Director* Mark Rider, *Director* Preet (Sanjay) Singh, *Director* Arindra Singh, *New Board Nominee, President & Chief Executive Officer* Richard B. Grogan, *New Board Nominee* Joseph H. Wright, *New Board Nominee* Peter Lee, *Chief Financial Officer* Oliver Bock, *Vice-President* Gabrielle Chevalier, *Vice-President* Michael Haines, *Vice-President* Jack Lamba, *Vice-President* Stan Samole, *Vice-President* Peter Young, *Vice-President*
Legal Counsel	Aird & Berlis LLP
Auditors	PricewaterhouseCoopers LLP
Transfer Agent	Equity Transfer Services Inc.
Stock Exchange Listing	The Toronto Stock Exchange (TSX)
Stock Symbol	HP
Investor Relations	Contact: **jlee@hipinteractive.com**
Website	www.hipinteractive.com

FOR IMMEDIATE RELEASE **August 14, 2002**

HIP INTERACTIVE CORP. ANNOUNCES INTENTION TO ACQUIRE TEVICA INC.

Hip Interactive Corp. (TSX:HP) announced today that it has signed a letter of intent to acquire all the issued and outstanding shares of Tévica Inc. ("Tévica"), a Montreal-based company. The transaction, which has been negotiated at arm's length, is subject to the execution of a definitive purchase agreement, the completion of due diligence, the approval of regulatory authorities having jurisdiction and the final approval of Hip's Board of Directors. The parties contemplate the completion of the transaction on or about August 30, 2002.

Tévica is a privately held distributor of VHS and DVD movies. The company is a leading Quebec based primary provider for major Hollywood studios, including Universal Studios, The Walt Disney Company, Warner Brothers, Twentieth Century Fox and Paramount Pictures. Tévica has years of consistent, strong growth and, for the year ending March 31, 2002 (unaudited), Tévica had revenue of $42 million.

Arindra Singh, President & CEO of Hip commented, "The acquisition of Tévica by Hip is expected to be a significant advantage to our Movie Division. Tévica and Hip have a number of synergies within their infrastructures of which Hip will be able to take advantage, as well as a number of differences in customer and supplier relationships that make this a particularly good fit. Specifically, Hip will be able to add a number of independent accounts to its movie and video game customer list."

Mr. Singh continued, "We are particularly impressed with the strength of the management team at Tévica, their industry reputation and proven track record. However, the bottom line is that this acquisition fits our model and meets our financial benchmarks of 6% EBITDA margins and 3% net earnings margins."

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading North American provider of PC and video games, movies, video arcade games, and proprietary games and accessories, branded as Hip Gear. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software and accessories. Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and the distribution of proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP" and has 51,076,868 common shares issued and outstanding.

Hip Interactive Contact
For investor and media inquiries, please contact: Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2358; EMAIL: jlee@hipinteractive.com

Hip Interactive Corp.

Consolidated Balance Sheet in $ thousands (unaudited)	*As at June 30, 2002* *$*	*As at March 31, 2002* *$*
Assets		
Current assets		
Cash and cash equivalents	--	259
Accounts receivable	23,402	19,937
Inventory	19,312	22,237
Prepaids and other assets	1,088	346
Future income taxes	2,512	3,381
Current assets of discontinued operations	11	120
Current portion of notes receivable	300	486
	46,625	46,766
Notes receivable	987	1,405
Property and equipment	6,677	6,393
Future income taxes	1,797	1,797
Goodwill	17,818	17,818
Long term assets of discontinued operations	--	70
	73,905	74,249
Liabilities		
Current liabilities		
Bank indebtedness	12,192	3,799
Accounts payable and accrued liabilities	27,097	35,942
Income taxes payable	136	77
Current portion of capital lease obligations	1,221	1,271
Current liabilities of discontinued operations	--	276
Provision for loss on discontinued operations	722	1,186
	41,368	42,551
Capital lease obligations	313	684
Future income taxes	151	199
	41,833	43,434
Shareholders' Equity		
Capital stock	38,162	38,162
Other equity	3,621	3,621
Contributed surplus	2,450	2,450
Deficit	(12,162)	(13,418)
	32,072	30,815
	73,905	74,249

Hip Interactive Corp.

Consolidated Statement of Operations
in $ thousands (unaudited)

	Three months ended June 30	
	2002	*2001*
	$	*$*
Sales	54,077	41,354
Cost of sales	46,615	36,813
Gross profit	7,462	4,542
Expenses		
Selling, general and administrative expenses	4,093	3,873
Provision against note receivable from PC@Home	604	--
Loss on sale of PC@Home	--	347
Interest expense	263	207
Amortization of property & equipment	410	322
Earnings from continuing operations before income taxes	2,093	(207)
Income tax provision (recovery)	837	(368)
Discontinued operations	--	1,143
Net earnings (loss) for the period	1,256	(983)

Earnings Per Share		
Basic and diluted weighted average number of common shares	50,010	43,859
Basic and diluted earnings per share from continuing operations	$ 0.03	$ (0.01)
Basic and diluted earnings per share from continuing operations and from discontinued operations	$ 0.03	$ (0.02)

Hip Interactive Corp.

Consolidated Statement of Deficit
in $ thousands (unaudited)

	Three months ended June 30	
	2002	*2001*
	$	*$*
Deficit – beginning of period	13,417	10,894
Net (earnings) loss for the period	(1,256)	983
Deficit – end of period	12,162	11,877

Hip Interactive Corp.

Consolidated Statement of Cash Flows (unaudited)	*Three months ended June 30*	
	2002	*2001*
Cash provided by (used in)	*$*	*$*
Operating activities		
Net earnings (loss) for the period	1,256	(983)
Items not affecting cash:		
Amortization of property and equipment	410	322
Future income taxes	821	(655)
	2,487	(1,316)
Changes in non-cash working capital balances:		
Accounts receivable	(2,861)	300
Inventory	2,925	(3,518)
Prepaid expenses and other assets	(742)	(467)
Accounts payable and accrued liabilities	(8,845)	(2,685)
Income taxes payable	59	166
Operating activities of discontinued operations	(562)	(1209)
	(10,025)	(7,412)
	(7,538)	(8,729)
Financing activities		
Advances from shareholders	--	(662)
Capital lease obligations	(420)	61
Common shares for cash, net of share issuance costs	--	215
Increase in bank indebtedness	8,015	7,845
Financing activities of discontinued operations	--	43
Increase (decrease) in minority interest	--	(225)
	7,595	7,278
Investing activities		
Purchase of capital assets	(694)	(115)
Investing activities of discontinued operations	--	(67)
	(694)	(182)
Decrease in cash and cash equivalents	(637)	(1,632)
Cash and cash equivalents – Beginning of period	637	1,891
Cash and cash equivalents – End of period	--	259

Hip Interactive Corp.

Notes to Consolidated Financial Statements (unaudited)
June 30, 2002

1. Significant Accounting Policies

The notes presented in these interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in Hip Interactive Corp.'s (the "Company") annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended March 31, 2002. These interim consolidated financial statements follow the same accounting policies, other than as set out in Not 2 to these interim consolidated financial statements, and methods of this application as set out in the Company's consolidated financial statements for the year ended March 31, 2002. The distribution business is typically weaker in the first two quarters of the Company's fiscal year. Consequently, due to the seasonality of the business, the results of operations for the quarter ended June 30, 2002 are not necessarily indicative of annual results. Certain comparative figures have been reclassified to conform to the current presentation.

2. Share-Based Compensation

Commencing April 1, 2002, the Company adopted the new recommendations of CICA Handbook section 3870, Stock-based compensation and other stock-based payments. The new recommendation require that a fair value be determined for options at the date of grant and that such fair value be recognized in the financial statements. In respect of share options awarded to employees, it is permissible to use either the fair value based method or the intrinsic value based method, however if the intrinsic based method is used, pro forma disclosure is required so as to show what the effect would have been had the fair value based method been applied.

The company applies the intrinsic value based method of accounting for share-based compensation awards granted to employees. Accordingly, no compensation cost is recorded in the accounts for its share option plan and the requisite pro forma disclosures are made (see below). Proceeds arising from the exercise of share options are credited to share capital.

For share options granted after April 1, 2002, disclosure of the impact on earnings and earnings per share as if the fair value based method of accounting, for the share-based compensation had been applied as required. Such impact, using a weighted average fair value of $0.19 per option for the 1,211,000 options granted in the three month period ended June 30, 2002 would approximate the following pro forma amounts:

(thousands except per share amounts)	Three months ended June 30, 2002
Net earnings for the period as reported	$ 1,256
Compensation cost	$ 230
Pro forma net earnings for the period	$ 1,026
Net earnings per basic and diluted share as reported	$ 0.03
Net earnings per basic and diluted share proforma	$ 0.02

HIP INTERACTIVE CORP.

3. Segmented Information

The company operates primarily in one business segment, its Distribution business operations. Included in other are the Company's coin-operated video game and amusement equipment operations and its corporate head office.

in thousands of dollars	June 30, 2002			June 30, 2001		
	Distribution	Other	Total	Distribution	Other	Total
Sales	52,042	2,035	54,077	40,306	1,048	41,354
Gross profit	6,689	773	7,462	3,837	705	4,542
Selling, general and administrative	3,792	300	4,093	2,974	899	3,873
Loss in note receivable from PC@ Home		604	604		0	0
Loss on sale of PC@ Home		0	0		347	347
Interest	17	246	263	56	151	207
Amortization	176	234	410	107	215	322
	3,985	1,384	5,369	3,137	1,612	4,749
Earnings (loss) before income tax	2,704	(611)	2,093	700	(907)	(207)
Income tax expense (recovery)		837	837	-	(368)	(368)
Earnings (loss) from continuing operations	2,704	(1,448)	1,256	700	(539)	161
Discontinued operations			-		1,143	1,143
Net earnings (loss) for the period	2,704	(1,448)	1,256	700	(1,682)	(983)
Assets						
Continuing operations	41,503	32,391	73,894	41,403	43,385	84,788
Discontinued operations		11	11		1,021	1,021
	41,503	32,402	73,905	41,403	44,406	85,809
Capital expenditures	39	656	695	121	211	332

HIP INTERACTIVE CORP.

This Management Discussion and Analysis ("MD&A") for the three months ended June 30, 2002 compared with the three months ended June 30, 2001 provides readers with an overview of the Company's operations and a more detailed explanation of its financial statements. The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the year ended March 31, 2002 and for the 15-month period ended March 31, 2001. The objective is to present readers with a view of the Company through the eyes of management by interpreting the material trends and uncertainties that affected the operating results, liquidity and financial position of the Company in the last fiscal year, or those that may affect future results. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. All monetary amounts, unless otherwise indicated, are expressed in Canadian dollars.

The discussion and analysis and other sections of this report contain forward-looking statements. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable at the time the statements were prepared, but cautions the reader that they could cause actual results to differ materially from those anticipated. Such risks and uncertainties are discussed in detail in the Company's Annual Report to shareholders for the year ended March 31, 2002.

GENERAL

Hip Interactive Corp. ("Hip" or the "Company") is one of North America's largest providers of PC and video game software, video game consoles and accessories. The Company sells video game products to retailers across North America and is comprised of the following six business units: (1) Video Game (game hardware consoles and software), (2) PC game (software), (3) Movies (VHS and DVD movies), (4) Hip Gear (accessories), (5) Publishing and Licensing (software) and 3PL (Third Party Logistics). In addition, the Company's wholly owned subsidiary, Hip Coin Inc. operates location-based entertainment centers (or coin-operated games) in various locations throughout North America.

Financial Overview

Revenue for the three months ended June 30, 2002 was $54.1 million compared to $41.4 million for the three months ended June 30, 2001, representing an increase of $12.7 million or 31%. Earnings from continuing operations were $1.3 million with basic and diluted earnings per share from continuing operations of $0.03 compared with a loss from continuing operations of $0.3 million or $0.01 per share for the three months ended June 30, 2001.

FIRST QUARTER REPORT

QUARTERLY INFORMATION

A summary of selected financial information of the Company for each of its last eight quarters ending prior to June 30, 2002 is presented below. Please note that Sales and Earnings (loss) from continuing operations figures relating to quarters previously disclosed have been restated to reflect the discontinuance of Operational Excellence and Interactive Media.

in $ millions (except earnings per share)	June 30, 2002	June 30, 2001	March 31, 2002	March 31, 2001	December 31, 2001	December 31, 2000	September 30, 2001	September 30, 2000
Sales	54.1	41.8	57.9	50.6	125.8	82.4	54.8	34.1
Earnings (loss) from continuing operations	1.3	(0.3)	(5.7)	(2.4)	4.4	2.3	1.2	0.7
Net earnings (loss)	1.3	(1.0)	(6.5)	(8.0)	4.3	1.5	0.7	2.7
Basic and diluted earnings per share from continuing operations	0.03	(0.01)	(0.13)	(0.06)	0.10	0.06	0.03	0.01
Basic and diluted earnings per share from continuing and discontinued operations	0.03	(0.02)	(0.16)	(0.19)	0.10	0.04	0.02	0.06

RESULTS OF OPERATIONS

Sales

Sales for the three months ended June 30, 2002 were $54.1 million compared to $41.4 million for the three months ending June 30, 2001. The breakdown of sales by product category is set out below:

Sales in $ millions	3 months ended June 30, 2002	3 months ended June 30, 2001	$ Increase (decrease)	% Increase (decrease)
Video Game Software	22.9	17.0	5.9	35%
Console Hardware	7.0	13.2	(6.2)	(47%)
PC Software	12.2	5.3	6.9	130%
Publishing and Licensing	2.7	1.2	1.5	125%
Hip Gear	1.8	0	1.8	N/A
Other Accessories	2.1	2.6	(0.5)	(19%)
Movies	3.0	0.8	2.2	275%
3PL	0.2	0.1	0.1	100%
Hip Coin	2.1	1.2	0.9	75%
	$54.1	**$41.4**	**$12.7**	**31%**

Video Game Software sales were $22.9 million for the quarter compared to $17.0 million for the same period last year, an increase of $5.9 million. This increase was due primarily to an increase in new video game software releases for Nintendo's Game Cube and Microsoft's X Box console platforms, which were introduced in November 2001, as well as the significant increase in the installed base of Sony Playstation 2 (introduced October 2000) this year versus last year. Console hardware sales declined by $6.2 million dollars to $7.0 million dollars during the quarter compared to the same period last year. This is attributable principally to the decline in sales of older platforms as they are nearing the end of their product life cycles, including Sony PS1 and Sega Dreamcast and to the sales price reductions of approximately 30% on Sony PS1 and PS2 hardware. PC Software sales increased $6.9 million to $12.2 this year from $5.3 million in the same period last year. This

increase was due to a year over year increase in the release of PC software titles, and a broader customer base, as new customers were added in mid fiscal 2002. Publishing and licensing sales for the quarter ended June 30, 2002 were $2.7 million compared to $1.7 million for the same period last year, as the Company continued to focus on developing this business. This was due primarily to the release of software titles under publishing and licensing arrangements including, *Duke Nukem, The Manhattan Project.* The Company commenced its *Hip Gear* and movie operations during the latter part of fiscal 2002. To June 30, 2002 sales of *Hip Gear* products totaled $1.8 million. Revenue from Hip Coin increased to $2.1 million for the first quarter, 2003 compared to $1.2 million for the same period last year, due primarily to increased distribution sales of video arcade game equipment.

Gross Margin

Gross margin for the three months ended June 30, 2002 was 13.8% compared to 11.0% for the same period last year. The increase was primarily due to a year over year increase in the sales mix of higher margin products including, PC and Video Game software, *Hip Gear* accessories and publishing and licensing with a reduction in lower margin hardware sales. In addition, a strengthening Canadian dollar positively impacted gross margin over the period as most of the company's products are purchased from US suppliers in US dollars.

Operating Expenses

For the three months ended June 30, 2002, operating expenses were $4.1 million or 7.5% of sales compared to $3.9 million or 9.4% of sales for the 3 months ended June 30, 2001. The reduction in expenses as a percentage of sales was due to savings generated from the Company's cost savings initiatives in fiscal 2002 offset somewhat by increased variable expenses related to incremental sales, this year over last year.

Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA)

EBITDA for the three months ended June 30, 2002 was $3.4 million or 6.0% of sales versus $0.7 million or 2.0% of sales for the three months ended June 30, 2001. The Company believes that, in addition to net earnings, EBITDA is a useful financial performance measurement for assessing operating performance. It provides investors with an additional basis to evaluate the ability of the Company to incur and to service debt and to fund capital expenditures. Non-GAAP earnings measures do not have any standardized meaning prescribed by GAAP and therefore the Company's method of calculating EBITDA may differ from the methods used by other companies. As a result, the EBITDA measures disclosed here may not be comparable to other similarly titled measures disclosed by other companies. A reconciliation between net earnings and EBITDA is provided below.

Reconciliation between net earnings(loss) for the period and EBITDA

Unaudited in $ millions	Three months ended June 30, 2002	Three months ended June 30, 2001
Net earnings(loss) for the period	1.3	(1.0)
Adjustments:		
Loss from discontinued operations	-	1.2
Provision for income taxes	0.8	(0.4)
Amortization of property & equipment	0.4	0.3
Interest expense	0.3	0.2
Provision against note receivable from PC At Home	0.6	-
Loss on sale of PC At Home	-	0.4
EBITDA	**$3.4**	**$0.7**
EBITDA as a % of Sales	**6.3%**	**1.7%**

Provision against Note Receivable from PC At Home
During the quarter the Company determined that its note receivable from PC@Home Entertainment was likely to be uncollectible as PC At Home Entertainment failed to pay the principal installment of US$30,000 and accrued interest for the quarter ended June 30, 2002, which was due on that date. It was subsequently determined that PC At Home Entertainment is experiencing some financial difficulties. Consequently, during the quarter ended June 30, 2002, the Company has recorded a provision of $604,000 representing 100% of the outstanding balance as at June 30, 2002.

Interest Expense and Amortization of Capital Assets
Interest expense was $0.3 million for the three months June 30, 2002 versus $0.2 million for the same period last year. Average borrowings for the quarter ended June 30, 2002 were approximately $11.1 million compared to $9.3 million for the same period last year. The average borrowing rate for the quarter ended June 30, 2002 was approximately 5% compared to 7% for the same period last year. Amortization of capital assets was $0.4 million for the three months June 30, 2002 versus $0.5 million for the same period last year.

Income Taxes
An income tax expense of $0.8 million was recorded for the three months ended June 30, 2002 compared to an income tax recovery $0.4 million for the three months ended June 30, 2001.

Net Earnings and Earnings Per Share
Net earnings for the three months ended June 30, 2002 was $1.3 million, or $0.03 earnings per basic and diluted share, compared to loss of $1.0 million, or $0.02 loss per basic and diluted share, for the three months ended June 30, 2001.

LIQUIDITY AND CAPITAL RESOURCES

During the period April 01 to June 30, 2002, Hip used cash of $0.6 million to fund its growth during the quarter, compared to $1.6 million for the same period last year.

The Company's working capital requirements are provided by internally generated cash flow and a $30 million credit facility with its asset-based lender, Congress Financial Corporation (Canada). Management believes that in addition to its credit facility with Congress Financial, the Company will generate adequate amounts of cash to maintain capacity and to provide for planned growth.

Capital expenditures were $0.7 million during the first three months of fiscal 2003, compared to $0.1 million during the first three months of fiscal 2002. Capital expenditures are forecast to be approximately $2.0 million for the fiscal year ending March 31, 2003, including $0.8 million to be invested in a new Enterprise Resource Planning (ERP) system, $0.5 million on video arcade game equipment and the balance for warehouse and other equipment.

Balance Sheet

As at June 30, 2002, the Company had assets of $73.9 million compared to $74.6 million as at March 31, 2002. Shareholders' equity was $32.1 million as at June 30, 2002 compared to $30.8 million as at March 31, 2002.

The accounts receivable balance as at June 30, 2002 was $23.4 million (36 days outstanding) compared to $19.9 million (35 days outstanding) as at March 31, 2002. At June 30, 2002, approximately 90% of the customer balances were aged less than 60 days from the invoice date.

As at June 30, 2002, total inventory on hand was $19.3 million (with inventory turning at 13.6 times) compared to $22.2 million as at March 31, 2002 (turning 11.4 times).

Accounts payable as at June 30, 2002 was $27.1 million (representing approximately 41 days outstanding) compared to $35.9 million (35 days outstanding) as at March 31, 2002. At June 30, 2002, approximately 89% of supplier balances were aged less than 60 days from invoice date.

RECENTLY ISSUED ACCOUNTING STANDARDS

For the 2003 fiscal year, the Company has adopted the Canadian Institute of Chartered Accountants (CICA) new standard (Section 3870) on the recognition, measurement and disclosure of stock-based compensation and other stock based payments made in exchange for goods and services. This standard is effective for fiscal years beginning on or after January 1, 2002. The Company does not anticipate a material effect on its 2003 fiscal year financial position or results of operations from implementing CICA Section 3870 on stock-based compensation.

FOR IMMEDIATE RELEASE **August 13, 2002**

Hip Interactive Corp. Reports Record First Quarter Results

Statement of Earnings

	Three months ended June 30	
in $ millions except per share amounts	**2002**	**2001**
Sales	$54.1	$41.4
EBITDA before the undernoted	3.4	0.7
Provision against Note Receivable from PC@Home	0.6	--
EBITDA after provision	2.8	0.7
Net earnings (loss) for the period	1.3	(1.0)
Basic earnings per share	$0.03	$(0.02)

Hip Interactive Corp. (TSE:HP), Canada's leading provider of PC and video games, today announced results for the quarter ending June 30, 2002. Sales for Hip's first quarter of fiscal 2003 were $54.1 million compared to $41.4 million for the same quarter last year, an increase of 31%. EBITDA increased from $0.7 million for the same quarter last year to $3.4 million for this year's first quarter, prior to a write-down of $0.6 million loss on a note receivable from the sale of PC@Home. Because of financial difficulties being experienced by PC@Home, management believed it would be prudent to provide against the entire amount due. Net profit for the quarter ending June 30, 2002 rose to $1.3 million versus a loss of $1 million for the same quarter last year. Earnings per share for the quarter rose to $0.03 compared to a loss of $0.02 for the same quarter last year.

"We are delighted with the growth we have experienced," says Arindra Singh, Chief Executive Officer of Hip, "and the improvement to our gross margin as a result of a better sales mix of product. During the quarter, our Publishing & Licensing division signed a one-year licensing agreement to publish all titles for The Learning Company in Canada. The Learning Company develops edutainment (educational entertainment) titles for such lines as Carmen Sandiego, Cluefinder, Mavis Beacon and Scooby-Doo and our licensing agreement with TLC will afford higher margins for Hip than our traditional distribution businesses. As well this quarter, our Movie Division was selected as one of only two distributors for Columbia TriStar Home Entertainment in Canada. Finally, our core distribution business continues to perform beyond our expectations. In May 2002, all three major hardware suppliers reduced the suggested retail prices of their consoles, being Sony's PlayStation and PlayStation2, Nintendo's Game Cube and Microsoft's X-box. With both the natural increase in the installed base of console units and the increase resulting from the price reduction, we look forward to a further acceleration in the sales of software and accessories over the next fiscal year."

Mr. Singh continued, "We are focusing solely on leveraging our business relationships and logistics infrastructure to take advantage of our higher margin proprietary products and publishing and licensing opportunities and the higher growth areas like our Movie Division. We will continue to follow our policy of profitable business models with 6% EBITDA margins and 3% net earnings margins in all areas of our business. We believe this model meets not only our business objective of maintaining a strong company, but also our commitment to build shareholder value."

HIP WILL HOST AN INVESTOR CONFERENCE CALL AT 10:00 A.M. (TORONTO TIME) ON THURSDAY, AUGUST 15, 2002, TO REVIEW THE COMPANY'S FINANCIAL RESULTS. LISTENERS SHOULD CALL 416-640-4127 (LOCAL) OR 888-881-4892 (LONG DISTANCE). A

REPLAY OF THE CALL WILL BE AVAILABLE ONE HOUR AFTER THE CALL UNTIL AUGUST 22, 2002 AT MIDNIGHT. TO ACCESS THE REPLAY, CALL 416-640-1917 – PASSCODE 204542.

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading North American provider of PC and video games, movies, video arcade games, and proprietary games and accessories, branded as Hip Gear. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as all third party licensed video game software and accessories. Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and the distribution of proprietary video game accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP" and has 50,010,077 common shares issued and outstanding.

- 30 -

Hip Interactive Contacts
For investor and media inquiries, please contact: Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2358; EMAIL: jlee@hipinteractive.com

Hip Interactive in the Industry

VIDEO GAME SOFTWARE in millions	North America Units	North America $	Hip Units	Hip $
Sony PlayStation	7.62	$ 208.71	0.21	$ 3.27
Sony PlayStation2	10.25	$ 703.10	0.16	8.93
Microsoft X-box	2.95	$ 219.88	0.07	4.59
Nintendo Game Cube	2.19	$ 161.85	0.05	3.66
Nintendo Game Boy Advance	4.06	$ 196.95	0.05	1.91
Nintendo Game Boy Colour	1.16	$ 63.27	0.01	0.35
Nintendo 64	0.59	$ 27.48	0.00	0.09
Dreamcast	0.58	$ 27.01	0.01	0.06
	27.27	**$1,608.25**	**0.56**	**$ 22.86**

Hip Interactive Supplementary Financial and Operational Information

Sales in $ millions	3 months ended June 30, 2002	3 months ended June 30, 2001	$ Increase (decrease)	% Increase (decrease)
Video Game Software	22.9	17.0	5.9	35%
Console Hardware	7.0	13.2	(6.2)	(47%)
PC Software	12.2	5.3	6.9	130%
Publishing and Licensing	2.7	1.2	1.5	125%
Hip Gear	1.8	0	1.8	n/a
Other Accessories	2.1	2.6	(0.5)	(19%)
Movies	3.0	0.8	2.2	275%
3PL	0.2	0.1	0.1	100%
Hip Coin	2.1	1.2	0.9	75%
	$54.1	**$41.4**	**$12.7**	**31%**

Hip Interactive Balance Sheet Ratios

Days sales in Accounts Receivable	36 days
Days purchases in Accounts Payable	41days
Inventory Turnover	13.6 times
Total Debt (Average Borrowings) to Tangible Net Worth	0.9 : 1
Interest Coverage*	8.9 : 1
Total Debt (Average Borrowings) to EBITDA*	1.1 : 1

* based on EBITDA from Ongoing Operations

Hip's Top Selling Video Games in 2002	Platform	Publisher	Units Sold
Grand Theft Auto 3	PS2	Take 2	24,405
Stuntman	PS2	Infogrammes	15,733
WWE Wrestlemania X8	Game Cube	THQ Inc.	13,288
Elder Scrolls: Morrowwind	Xbox	Bethesda Soft.	13,112
Hunter	Xbox	Vivendi	10,729

Hip's Top Selling PC Games in 2002	Publisher	Units Sold
Duke Nukem Manhatten Project	Arush	60,000
Warrior Kings	Microids	20,000
Baseball Mogul 2003	Monkey Stone Games	20,000
Elder Scrolls III Morrowind	Bethesda Soft.	15,000
Warcraft III	Vivendi	10,000



COPY

03 [illegible] 7:21

AIRD & BERLIS LLP
Barristers and Solicitors
Patent and Trade Mark Agents
Thomas A. Fenton
Direct: 416.865.4631
E-mail: tfenton@airdberlis.com

July 17, 2002

VIA FACSIMILE: 416-947-4547

Ms. Julie Shin
Legal Counsel, Company Regulation
The Toronto Stock Exchange
Exchange Tower
130 King Street West
Toronto, Ontario
M5X 1J2

Dear Ms. Shin:

Re: **HIP INTERACTIVE CORP. ("Hip")**
Issuance of additional Common Shares

As the Toronto Stock Exchange ("TSX") will be aware, Hip Interactive Corp. acquired on March 24, 2000 a company by the name of SJS Group Ltd. pursuant to a share purchase agreement made the 24th day of March, 2002 between Hip, SJS and various other parties. Upon conclusion of such transaction, the principals of SJS were issued, among other things, 6,500,000 Series A preference shares of Hip. Each Series A preference dhare of Hip is convertible into one common share of Hip for every $2.00 and pre-tax earnings of SJS in excess of $4,000,000 in each of the four years subsequent of the closing. Last year we wrote to you advising on July 11, 2001 (copy enclosed) that 1,280,280 common shares would be issued in exchange for 1,280,280 preference shares held. This left a balance of 5,219,720 Series A preference shares.

Based on the fiscal period of Hip ended March 31, 2002, Hip has agreed to issue additional 1,066,791 common shares of Hip in exchange of 1,066,791 SJS preference shares.

As was the case last year, this written notice is a courtesy notice only. When and as the shares are issued from Treasury, we will ensure that proper reporting is made to the TSX that the additional common shares can be appropriate posted.

Can you kindly advise if you require anything further with this matter.

Yours very truly,

AIRD & BERLIS LLP

Thomas A. Fenton

TAF/fk/encl.

cc: Mr. Arindra Singh

::ODMA\PCDOCS\DOCS\1256108\1



Thomas A. Fenton
Direct Line: 865-4631
e-mail: tfenton@airdberlis.com

July 11, 2001

VIA FACSIMILE: 416-947-4547

Ms. Julie Shin
Legal Counsel, Company Regulation
The Toronto Stock Exchange
The Exchange Tower
2 First Canadian Place, 8th Floor
Toronto, Ontario
M5X 1J2

Dear Ms. Shin:

Re: HIP INTERACTIVE CORP. ("Hip")
Issuance of additional Common Shares

As The Toronto Stock Exchange ("TSE") will be aware, on March 24, 2000, Hip completed an arm's length acquisition of the private company then known as SJS Group Ltd. ("SJS") pursuant to a share purchase agreement made the 24th day of March, 2000, between Hip, SJS, 3522326 Canada Inc., Am'iel Holdings Inc., 2639-2407 Quebec Inc., Samole Family Trust, Lamba Family Trust, Singh Family Trust, Preet (Sanjay) Singh and Divinder Singh. Upon closing of such transaction, the principals of SJS were paid, in the aggregate, $6,000,000 and were issued, in the aggregate, 3,000,000 common shares of Hip. In addition, the SJS vendors were issued on closing 6,500,000 Series A "Preference Shares" of Hip. Each Series A Preference Share of Hip is convertible into one (1) common share of Hip for every $2.00 in pre-tax revenues of SJS in excess of $4,000,000 in each of the four years subsequent to closing.

For the year ended March 31, 2001, Hip and the principals of SJS have agreed, based on the earnings of SJS for the period ended March 31, 2001 that the number of common shares to be issued to the SJS principals in connection with the conversion of Preference Shares is 1,280,280 common shares, issuable as follows:

Samole Family Trust	128,028 Common Shares
3522326 Canada Inc.	288,063 Common Shares
Lamba Family Trust	288,063 Common Shares
2639-2407 Quebec Inc.	288,063 Common Shares
Singh Family Trust	288,063 Common Shares

1,280,280 Common Shares

Upon conversion of the Preference Shares in question, there will remain 5,219,720 Series A Preference Shares eligible for future conversion into common shares.

The disclosure of the facts relating to the SJS transaction was set out in the Listing Application submitted to the TSE by Hip on April 3, 2000 (relevant extracted pages of which are attached hereto).

Could you kindly advise if there are other requirements of the TSE in connection with the issuance of the common shares in question. As these shares were reserved for future issuance back at the time of the completion of the Listing Application, I understand that the listing fee paid by Hip at the time ($25,000 + GST) included the listing fees associated with the issuance of any common shares in connection with the conversion of the Preference Shares in question.

Could you kindly advise the undersigned if you require anything further in connection with the issuance of these shares.

Yours very truly,

AIRD & BERLIS

Thomas A. Fenton
TAF:ld
Encs.

cc: David Hill, President, *Hip Interactive Corp.*

HIP INTERACTIVE CORP.

ANNUAL INFORMATION FORM

In respect of the fiscal year ended

March 31, 2002



July 2, 2002

TABLE OF CONTENTS

Documents Incorporated by Reference:

The following documents or portions thereof as indicated, are incorporated by reference into and form part of this Annual Information Form ("AIF"):

(a) Management's Discussion and Analysis ("MD&A") contained in the Annual Report of the Corporation for the fiscal year ended March 31, 2002 (the "Annual Report") in its entirety;

(b) Specific portions of the Annual Report and the Corporation's Management Information Circular (the "Management Information Circular") dated July 2, 2002 prepared in connection with the Annual and Special Meeting of Shareholders to be held on August 22, 2002. Those portions of the Annual Report and Management Information Circular not so incorporated by express reference do not form part of this AIF; and

(c) The Corporation's consolidated audited financial statements for the year ended March 31, 2002 contained in the Annual Report.

Comments Regarding Figures Contained in this Document

In this AIF, all references to specific years are references to the 12-month fiscal year ended March 31, 2002, the 15-month fiscal year ended March 31, 2001 or, in the case of 1999, December 31. All references to "$" or "dollars" are references to Canadian dollars unless otherwise specified.

Information Obtained from Public Sources

Certain of the information contained in this AIF has been obtained from publicly available information from third party sources. The Corporation has not verified the accuracy or completeness of any information contained in such publicly available information. In addition, the Corporation has not determined if there has been any omission by any such third party to disclose any facts, information or events which may have occurred prior to or subsequent to the date as of which any such information contained in such publicly available information has been furnished or which may affect the significance or accuracy of any information contained in any such information and summarized herein.

Special Note Regarding Forward-Looking Statements

Certain statements contained in this AIF constitute forward-looking statements. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Corporation or its management, are intended to identify forward-looking statements. Such statements reflect the Corporation's current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Corporation's actual results, performance or achievements that may be expressed or implied by such forward-looking statements to vary from those described herein should one or more of these risks or uncertainties materialize. The Corporation does not intend, and does not assume any obligations, to update these forward-looking statements.

CORPORATE STRUCTURE

Name and Incorporation

Hip Interactive Corp. ("Hip" or the "Corporation") was formed by the amalgamation on December 10, 1999 of Hip Interactive Corp. ("Predecessor Hip"), a private company formed under the laws of the Province of Ontario and ASI Internet Inc. ("ASI"), a then inactive public company formed under the laws of the Province of Ontario.

Predecessor Hip was incorporated on July 13, 1999. ASI was incorporated on December 21, 1995 as Arizuma Silver Inc. By articles of amendment dated October 13, 1999, the name Arizuma Silver Inc. was changed to ASI Internet Inc. Prior to 1999, ASI was engaged in the exploration and development of mineral resource properties. In December 1999, contemporaneous with the completion of the reverse take-over of ASI, Hip completed the acquisition of six companies, namely Gamesmania Inc., Software Online Inc., Softek International Inc., Operational Excellence Inc., Microplay Entertainment & Video Centres Inc. and Microplayground Entertainment Inc. In addition, upon the completion of the acquisition of such companies, Hip completed a $16.09 million private placement financing.

Hip is a leading provider of personal computer (PC) and video games and operates in three principal segments: Distribution, Retail and, prior to March 31, 2002, Interactive Media, all as described in more detail below.

Commencing December 20, 1999, Hip's common shares began visible quotation on the Canadian Dealing Network Inc., a former trade reporting and quotation system for over-the-counter trading in Ontario (now forming part of the TSX Venture Exchange). On May 3, 2000, Hip's common shares became listed and posted for trading on The Toronto Stock Exchange (the "TSX") under the trading symbol HP.

The registered and executive offices of the Corporation are located at 240 Superior Boulevard, Mississauga, Ontario L5T 2L2.

Intercorporate Relationships

The following chart sets forth the names of the Corporation's subsidiaries, their respective jurisdictions of incorporation and the Corporation's percentage of voting and equity interest therein, as of March 31, 2002. Unless otherwise indicated herein, the term the "Corporation" means collectively the Corporation and its subsidiaries.


Hip Interactive Corp.
(Ontario)
100%
100%
100%
100%
100%
Hip Interactive Canada Inc. (Ontario)
Elecplay.com Productions Inc. (Ontario)
Hip Interactive USA Inc. (Delaware)
1456094 Ontario Limited (Ontario)
Microplayground Entertainment Inc. (Ontario)
100%
Microplay Interactive Franchising Inc. (Delaware)

Effective April 1, 2002, 1456094 Ontario Limited (formerly Microplay Entertainment & Video Centres Inc.) and Elecplay.com Productions Inc. were amalgamated into Hip Interactive Canada Inc. (now called Hip Interactive Inc.).

In addition, effective May 31, 2002, Hip Interactive Canada Inc. changed its name to "Hip Interactive Inc." and Microplayground Entertainment Inc. changed its name to "Hip Coin Inc."

GENERAL DEVELOPMENT OF THE BUSINESS

Corporate History

The Corporation was formed in July 1999 and, through a series of strategic acquisitions completed in December 1999 (reference is made to the section entitled "Corporate Structure - Name and Incorporation", above), is now a leading provider of PC and video games and, prior to March 31, 2002, operated in three principal segments: Distribution, Retail and Interactive Media. Hip's distribution ("Distribution") activities consist of the reselling of PC games and video game hardware, software and accessories. Hip's retail ("Retail") business is comprised of the operation of location-based entertainment centres (or coin-operated games) and, prior to January 8, 2002, the franchising of Microplay video stores. The Corporation discontinued its Interactive Media operations (carried on through its former subsidiaries, Elecplay.com Productions Inc., Gamesmania Inc. and Software Online Inc.) as of March 31, 2002 and on January 8, 2002 sold its Canadian franchise assets of Microplay Entertainment & Video Centres Inc. to Jumbo Entertainment Inc.

Effective April 1, 2002, the Corporation operates in two principal business segments: Distribution and Retail. The Distribution division, which operates through the Corporation's main operating subsidiary, Hip Interactive Inc., sells video game consoles, PC and video game software, video game accessories (principally through its Hip Gear ™ brand) and DVD and VHS movies to North American retailers. The Retail division, which operates through its wholly-owned subsidiary, Hip Coin Inc. (formerly called Microplayground Entertainment Inc.), operates location-based entertainment centres (or coin-operated games) in various locations throughout North America.

Hip has effected numerous amalgamations of its subsidiary companies since its inception, principally to streamline operations, reduce costs and access tax losses where applicable. These amalgamations consist of:

(a) On January 1, 2001, SJS Group Ltd. (which company was acquired on March 24, 2000) was amalgamated with Phoenix Home Entertainment Inc. (which company was acquired on June 30, 2000) to form the amalgamated entity SJS Group Ltd.;

(b) On April 1, 2001, SJS Group Ltd., Softek International Inc., Gamesmania Inc., Software Online Inc. and Microplay.com Inc. were amalgamated to form the amalgamated entity Hip Interactive Canada Inc. (now called Hip Interactive Inc.);

(c) On October 9, 2001, Operational Excellence Inc. was amalgamated into Hip Interactive Canada Inc. (now called Hip Interactive Inc.); and

(d) On April 1, 2002, Elecplay.com Productions Inc. and 1456094 Ontario Limited (formerly Microplay Entertainment & Video Centres Inc.) were amalgamated into Hip Interactive Canada Inc. (now called Hip Interactive Inc.).

During the fall of 2001, the management structure at Hip was substantially restructured. Such restructuring changes included the appointment of Mr. Arindra Singh, who had previously been a consultant to Hip, as the President and Chief Executive Officer of the Corporation. Mr. Singh replaced Mr. Morey Chaplick, who had been the Chief Executive Officer of the Corporation from December 1999 and Mr. David Hill, who had been the President of the Corporation from December 1999. At the same time, the Corporation appointed its current Chief Financial Officer, Mr. Peter Lee.

In March 2002, the Corporation consolidated its head office location, formerly located at 99 Ingram Drive, Toronto, Ontario with the offices of its main operating subsidiary, Hip Interactive Inc., located at 240 Superior Boulevard, Mississauga, Ontario.

Significant Acquisitions and Significant Dispositions
The Corporation completed no significant acquisitions during its fiscal year ended March 31, 2002. However, the Corporation did effect several dispositions, noted as follows:

Sale of PC At Home Entertainment Corp.
Effective April 1, 2001, the Corporation sold its 51% interest in PC At Home Entertainment, Corp., a corporation incorporated under the laws of the State of Florida. The Corporation was sold to its previous minority owners for proceeds totalling $709,000 (US$450,000), thereby realizing a loss of $240,000. The loss on disposal of $240,000 represented the write-off of the net book value accumulated from the time the Corporation's initial investment in this company on March 31, 2000. The proceeds of sale consist of a promissory note receivable, payable in annual instalments over the next two years, which bears interest at the US prime rate and is secured by personal guarantees from the purchasers.

Sale of Microplay Entertaiment & Video Centres Inc.
On January 8, 2002, the Corporation sold substantially all of the assets of its wholly-owned subsidiary, Microplay Entertainment & Video Centres Inc. ("Microplay") for proceeds totalling $1,305,000 comprised of cash consideration of $205,000 and a promissory note receivable for the balance payable in annual instalments of $150,000 per annum for the next four years with the balance payable at the end of year five. The purchaser of the assets in question was Jumbo Entertainment Inc. ("Jumbo Video"), a listed company on the TSX. Hip may receive additional consideration of up to $250,000 by November 2003 based on Jumbo achieving certain revenue thresholds related to the franchise assets acquired. In addition, the Corporation received a warrant from Jumbo Video to acquire 1,000,000 common shares of Jumbo Video at $0.10 per share exercisable prior to January 8, 2007. As a condition to this transaction, Hip agreed to change the name of Microplay to a name not including the words "Microplay". The Corporation completed this step on January 14, 2002 when it changed the name of Microplay to its current name, 1456094 Ontario Limited. The sale of the Corporation's Microplay franchise system was consistent with the Corporation's strategy and objective to focus on its core business.

Wind-Up of Interactive Media Division
Effective March 31, 2002, the Corporation discontinued its Interactive Media operations and accordingly recorded an after tax loss relating to the discontinuance of operations of $0.9 million. The Corporation's Interactive Media operations had been carried on through the Corporation's wholly-owned subsidiaries, Elecplay.com Productions Inc., Gamesmania Inc. and Software Online Inc. At various times in the year ended March 31, 2002, the Corporation completed amalgamations of Elecplay, Gamesmania and Software Online into its main operating company, Hip Interactive Inc., in order to streamline operations, reduce costs and to access tax losses contained within such entities. See "Corporate History" elsewhere in this AIF. The Interactive Media business had after-tax operating losses of $1.3 million for the year ended March 31, 2002.

Subsequent to year-end, the Company sold the assets of Elecplay.com Productions Inc., the Company's television production business, for $70,000. The remaining operations were closed by June 30, 2002.

Trends
The launch of the new video game platforms typically begins in the Japanese market and continues to the North American market. Generally, the hardware launch is followed by an increase in the sale of software and accessories, which yield higher margins. This trend is expected to apply to the most recent generation launches of Nintendo's Game Boy Advance, which launched Summer 2001, and Nintendo's Game Cube and Microsoft's Xbox, both of which launched in Fall 2001. The trend has already started in software and accessories made for Sony's PlayStation2, which launched in Fall 2000.

In May 2002, all three principal video game console makers, being Microsoft, Nintendo and Sony, announced significant price reductions to their operating console systems. As a result of these actions, the Corporation

expects that sales of console related software and accessories will be affected positively due to the fact that the cost to the end consumer of all three consoles has been made more affordable.

Seasonality

Typically, the weakest period for the Corporation is the first six months of its fiscal year, being the period from April 1 to September 30. The Corporation records a large volume of its sales in the last six months of its fiscal year from October 1 to March 31. This is due to the fact that many of its products are purchased for the year-end holiday season. During the year ended March 31, 2002, the Corporation's breakdown of sales per quarter was as follows:

First Quarter ended June 30	$	41.6 million
Second Quarter ended September 30	$	54.9 million
Third Quarter ended December 31	$	125.6 million
Fourth Quarter ended March 31	$	58.2 million

NARRATIVE DESCRIPTION OF THE BUSINESS

General

Principal Products

Hip is a leading North American distributor of PC games and video games. For fiscal 2002, Hip, through its various subsidiaries, was engaged in the wholesale distribution of video games, video game accessories, PC games, video game hardware, VHS and DVD movies, the franchising of video game retail stores and the operation of video arcades. Hip uses its core business of PC and video game distribution to leverage into higher margin, higher growth areas of the electronic entertainment industry.

During the 12-month period ended March 31, 2002, the Corporation operated in three principal segments: Distribution, Retail and Interactive Media.

Distribution activities were conducted through its two principal operating divisions of Hip Interactive Canada Inc. (now called Hip Interactive Inc.), namely SJS Group and Softek International. SJS Group, based in Mississauga, Ontario, is a primary provider for all major licensed video game manufacturers, including Sony, Nintendo and Microsoft. SJS has logistics and fulfilment agreements with national and independent retailers across Canada, and maintains distribution facilities in Mississauga, Ontario and Montreal, Quebec. Softek International, which is based in Stratford, Ontario, is a full line distributor of PC and Mac entertainment software focusing primarily on the gaming industry. Softek International carries front-line product and value-priced product from the leading publishers and vendors in the industry.

In June 2001, Hip launched its proprietary line of video game accessories, *Hip Gear* TM, which is distributed exclusively by Hip. *Hip Gear* offers a full line of accessory products, including light attachments, gamepad controllers, cable devices, storage items, memory cards and remote control devices for all video game console systems, such as Sony's Playstation2, Nintendo's Game Boy Advance, Microsoft's Xbox and Nintendo's Game Cube.

In fiscal 2002, Hip also launched its movie distribution business, which distributes movies from all six major studios, being Disney, Fox, Columbia/Tri-Star, Warner Bros., Paramount and Universal Studios, as well as all secondary Hollywood studios.

Reference is made to the Annual Report, including MD&A contained therein, for a more detailed discussion of the Corporation's individual business divisions.

For the year ended March 31, 2002, Hip derived revenues of $273.7 million from Distribution activities, which represented 97.6% of Hip's consolidated revenues for the period. These amounts contrast to sales for the 15-

month financial year ended March 31, 2001 wherein Hip derived revenues from Distribution activities of $186.2 million, which represented 96.0% of the Corporation's consolidated revenue for the period.

Reference is made to the section entitled "Management's Discussion and Analysis" on page 7 of the Annual Report in respect of the breakdown of revenues within the Distribution division in respect of video game software, console hardware, PC software, accessories, DVD and other revenue, which section is incorporated by reference herein.

Revenue from Retail activities was generated through Microplayground (now called Hip Coin Inc.) and, prior to January 8, 2002, Microplay. Hip Coin operates video game centres across Canada and the United States (principally in movie theatres, the CN Tower arcade area, Putting Edge locations and other locations), while Microplay is the franchiser of the Microplay chain of video game stores. On January 8, 2002, Hip sold the Canadian division of Microplay to Jumbo Entertainment Inc. See "Sale of Microplay Entertainment & Video Centres Inc." elsewhere herein.

Interactive Media activities consisted of the production of a video game theme television show, *Electric Playground,* the related PC and video game websites, Microplay.com, Gamesmania.com and Elecplay.com. Hip completed the discontinuance of its Interactive Media division as of June 30, 2002. See "Sale of Interactive Media Division" elsewhere herein.

Hip's on-going operations consist of the North American distribution of PC games, video hardware, software and accessories, movies and arcade operation, machine distribution and rentals.

Competitive Conditions in the Principal Markets

Hip faces competition from other companies that supply similar products to those supplied by Hip, through similar distribution channels. The market for PC and video games, which are the primary products distributed by Hip, is very competitive and is characterized by rapid technological change, evolving industry standards, and frequent product introductions and enhancements.

The video game industry, in the opinion of management of Hip, is in the early stages of a multi-year period of significant growth. Hip has just begun to experience some of the benefits of this growth with Sony's launch of its PlayStation2 in October 2000 and the subsequent revenue related to console software and accessories. The launch of Microsoft's Xbox and Nintendo's Game Cube consoles in the Fall of 2001 was the next milestone in the electronic entertainment industry. Hip believes it will begin to see the direct benefits of those recent launches in fiscal 2003 when the sale of software and accessories for these consoles is expected to show strong growth. Based on platform life-cycle history, 2004 is expected to represent the peak sales for current generation systems. It is also likely that next generation platforms will launch in 2005 and 2006.

Cyclical and Seasonal Nature of Business

Hip's primary Distribution business is characterized by seasonal sales patterns whereby Hip records a substantial component of its yearly revenues in its third quarter ended December 31. See also the discussion under the heading "Trends" contained elsewhere herein.

Number of Employees

As at March 31, 2002, the Corporation and its subsidiaries had 171 employees of which approximately 16 were head office employees, 129 were involved in the Corporation's Distribution segment, 8 were employed in the now discontinued Interactive Media division and 18 were involved in the Corporation's Retail segment.

Reorganization

In January 2002, as part of Hip's overall strategy of focusing on its core competencies, management sold its Canadian Microplay franchise retail division to Jumbo Entertainment Inc. See also "Significant Acquisitions and Dispositions – Sale of Microplay Entertainment & Video Centres Inc." elsewhere herein.

During the quarter ended March 31, 2002, in-line with Hip's commitment to exit non-core, non-performing businesses, Hip discontinued its Interactive Media division. Accordingly, the financial results of the Interactive Media division for the year ended March 31, 2002 have been designated as discontinued operations. Hip recorded an after-tax loss relating to the discontinuance of operations of $0.9 million. In addition, the Interactive Media business had after-tax operating losses of $1.3 million for the year. See also "Significant Acquisitions and Dispositions – Sale of Interactive Media Division" and "Management's Discussion and Analysis" elsewhere herein.

In order to streamline operations, cut costs and to access available tax losses, Hip has effected a number of amalgamations of its former operating entities, the principal amalgamations of which are described under the heading "Corporate History". In April 2002, Hip closed its former head office premises located at 99 Ingram Drive, Toronto, Ontario and integrated its head office functions into Hip Interactive Inc.'s Mississauga premises. To facilitate same, the Corporation effected leasehold improvements to its Mississauga premises in order to accommodate additional head office personnel.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information

The following selected financial information has been derived from the audited financial statements of the Corporation for the three-week period ended December 31, 1999, for the 15-month period ended March 31, 2001 and for the 12-month period ended March 31, 2002. In fiscal 2001, Hip made the decision to change its fiscal year end to March 31 in order to more accurately reflect industry practice.

	Period from:		
	April 1, 2001 to March 31, 2002 ($000)	**January 1, 2000 to March 31, 2001 ($000)**	**December 9, 1999 to December 31, 1999 ($000)**
Revenue	280,303	193,956	2,808
Earnings (loss) from continuing operations	(367)	946	17
per common share (basic & diluted)	(0.01)	0.02	0.00
Net earnings (loss)	(2,524)	(3,464)	(19)
per common share (basic & diluted)	(0.06)	(0.09)	0.00
Total assets	74,627	83,765	32,346
Total long term financial liabilities	883	2,185	1,579
Dividends	nil	nil	nil

The above information should be read in conjunction with the MD&A referenced herein and the consolidated financial statements and the accompanying notes, particularly in respect of the factors affecting the comparability of the data. As stated elsewhere, during the quarter ended March 31, 2002, the Corporation discontinued its Interactive Media operations and recorded an after-tax loss relating to the discontinuance of operations of $0.9 million. In addition, the Interactive Media operations incurred an after-tax operating loss of $1.3 million for the year ended March 31, 2002. In addition, during the financial year ended March 31, 2002, the Corporation sold its 51% interest in PC At Home Entertainment, Corp. and the Canadian assets of its Microplay franchise business.

Effective April 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accounts Handbook Section 3062 with respect to accounting for goodwill. Under the new standard, goodwill is no longer to be amortized but is to be subject to an annual evaluation to determine if an impairment

in value has occurred. Such evaluation is based on an analysis of profitability projections by reporting unit and the associated underlying fair values

Under the transitional provisions of the standard, the Company identified its reporting units and performed impairment tests on the Goodwill associated with each of the reporting units. The Company completed the initial step of the transitional impairment test of its Goodwill as of April 1, 2001 in accordance with the standard and determined that based on an assessment of the fair values of the Goodwill relating to its Interactive Media and Microplay reporting units compared to the carrying values, a Goodwill impairment loss is required. The Company completed the final step of the transitional impairment test and the resulting impairment loss of $7.4 million was charged to opening deficit as at April 1, 2001 in accordance with the standard. See also "MD&A" contained elsewhere herein.

Dividends

The Corporation has not declared any dividends on its shares. The board of directors of the Corporation does not currently anticipate paying any dividends on the common shares in the foreseeable future but intends to retain earnings to finance the growth and development of the business of the Corporation. Any future determination to pay dividends will be at the discretion of the board of directors of the Corporation and will depend upon the Corporation's financial condition, results of operations, capital requirements and such other factors as the board of directors of the Corporation deems relevant. In addition, under the terms of the Corporation's credit facility with Congress Financial Corporation (Canada), the Corporation is prohibited from paying dividends without the prior written consent of Congress Financial Corporation (Canada).

MANAGEMENT'S DISCUSSION AND ANALYSIS

Form 44-101F2 Disclosure

Reference is made to the section entitled "Management's Discussion and Analysis" on pages 7 through 15 of the Annual Report, which section is incorporated herein by reference.

MARKET FOR SECURITIES

The common shares are listed and posted for trading on The Toronto Stock Exchange and trade under the stock symbol "HP".

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holding

The following table sets forth the names, positions, municipalities of residence, and the respective security holdings of the directors and officers of the Corporation as of March 31, 2002. As disclosed in the Management Information Circular dated July 2, 2002, a new slate of directors has been proposed for approval at the Annual and Special Shareholders' Meeting to be held August 22, 2002.

Name and municipality of residency	Position with the Corporation	Director since	Common Shares held	Percentage shareholding (%)
MOREY CHAPLICK Toronto, Ontario	Chair of the Board of Directors	December 1999	2,608,770	5.22%
ANTHONY COSENTINO[1] Toronto, Ontario	Director	December 1999	749,998	1.50%
THOMAS FENTON[1][2] Mississauga, Ontario	Director	December 1999	22,500	0.04%
DAVID HILL Toronto, Ontario	Director	December 1999	1,604,344	3.21%
JAMES RAYBURN[1][2] Toronto, Ontario	Director	September 2000	62,500	0.12%
MARK RIDER[2] Toronto, Ontario	Director	September 2000	1,062,400	2.12%
PREET (SANJAY) SINGH Montreal, Quebec	Director & Vice-President	March 2000	1,988,626	3.98%
ARINDRA SINGH Toronto, Ontario	Chief Executive Officer & President	n/a	311,500	0.62%
PETER LEE Toronto, Ontario	Chief Financial Officer	n/a	0	0.00%
OLIVER BOCK Richmond Hill, Ontario	Vice-President	n/a	10,000	0.02%
GABRIELLE CHEVALLIER Oakville, Ontario	Vice-President	n/a	20,000	0.04%
MICHAEL HAINES Toronto, Ontario	Vice-President	n/a	119,436	0.24%
JACK LAMBA Montreal, Quebec	Vice-President	n/a	1,988,626	3.98%
STAN SAMOLE Toronto, Ontario	Vice-President	n/a	469,478	0.94%
PETE YOUNG Sebringville, Ontario	Vice-President	n/a	356,250	0.71%
TOTAL			**11,374,428**	**22.74%**

(1) These individuals serve on the Audit Committee.
(2) These individuals serve on the Corporate Governance & Compensation Committee.

Each of the directors and executive officers of Hip has been engaged in his principal occupation indicated above for the preceding five years, except as indicated in the following summaries of the background of each of the individuals:

Morey Chaplick, Chairman and Director. Mr. Chaplick has over 24 years of operating experience in retail and wholesale software distribution. From 1982 to 1998, Mr. Chaplick was co-founder and President of Beamscope Canada Inc., a former TSX listed company. Beamscope was one of Canada's leading distributors of consumer software and video games. From December 9, 1999 to October 10, 2001, Mr. Chaplick was the Chief Executive Officer of the Corporation, a position now held by Mr. Arindra Singh. Mr. Chaplick remains a director and the Chairman of the Corporation although he is not standing for re-election to the Board at the Corporation's up-coming annual and special meeting of shareholders to be held on August 22, 2002.

Anthony M. Cosentino, Director. Mr. Cosentino is an officer, director and principle shareholder of National Computer Leasing, a division of Coslom Financial Services Inc., a private Ontario company, positions he has held for the last 15 years. Mr. Cosentino has been a director of Hip since December 10, 1999, but is not standing for re-election to the Board.

Thomas A. Fenton, Director. Mr. Fenton is a partner with the law firm of Aird & Berlis LLP. Prior to joining Aird & Berlis in June 1997, Mr. Fenton was a partner at another major Canadian law firm and prior thereto, an associate with such firm. His practice encompasses corporate and securities law. Mr. Fenton has been a director of Hip since December 10, 1999.

David M. Hill, Director. Mr. Hill has over 15 years experience in corporate finance and mergers and acquisition activities. Since 1997, Mr. Hill has been President of Hill & Gertner Capital Corporation, an investment-banking firm for mid-market companies. From 1992 to 1996, Mr. Hill co-founded and was an executive of Pallet Pallet Inc., a public company specializing in the consolidation of the pallet industry. Mr. Hill was the President of the Corporation from December 9, 1999 to October 10, 2001, a position now held by Mr. Arindra Singh. Mr. Hill remains a director of the Corporation, but is not standing for re-election to the Board.

James Rayburn, Director. Retired in 1999 from The Walt Disney Company (Canada) Ltd. as Vice-President and managing director after 41 years of service. Over the years, Mr. Rayburn was responsible for the marketing and sales of Walt Disney Records and the licensing of over 200 companies for the Disney consumer products division. Mr. Rayburn has been a director of Hip since September 2000, but is not standing for re-election.

Mark Rider, Director. Mr. Rider created The Rider Travel Group in 1982, with the vision of servicing the needs of business travellers while managing a corporation's travel budget. Focussing solely on the needs of the corporate travel sector, Mr. Rider created a company that grew from modest billings of $1 million in 1982 to over $600 million in 1999. During the past five years, through his holding company, The Rider Group Inc., Mr. Rider has created and/or fostered a number of new businesses in the fields of entertainment, technology and travel. Mr. Rider has been a director of Hip since September 2000.

Preet (Sanjay) Singh, Director and Vice-President. Mr. Singh is the Executive Vice-President Administration, Video Games of Hip's operating subsidiary, Hip Interactive Inc., a position he has held since April 1, 2002. Prior thereto, Mr. Singh co-founded and was the Chief Operating Officer of SJS Group, a division of Hip Interactive Inc. acquired in March 2000. Mr. Singh has been a director of Hip since March 24, 2000 and has over 10 years experience in the electronic entertainment industry. Mr. Singh became a Vice-President of the Corporation effective April 1, 2002.

Arindra Singh, President & Chief Executive Officer. From June 2001 until October 11, 2001, Mr. Singh had been engaged as a consultant to Hip. On October 11, 2001, Mr. Singh was appointed the President & Chief Executive Officer of the Corporation. Mr. Singh has over 17 years of experience in managing growth, integrating businesses and developing corporate strategies. From 2000 to 2001, Mr. Singh was the Chief Financial Officer of Tiercon Industries Inc., an automotive parts supplier. Prior thereto, Mr. Singh was, from 1998 to 1999, a consultant for Hudson's Bay Company. Prior thereto, from 1997 to 1998, Mr. Singh was the Chief Financial Officer of K-Mart Canada Co. Mr. Singh was made a Fellow of the Institute of Chartered Accountants in England and Wales while working at Price Waterhouse in London, England. Mr. Singh is a proposed nominee for election to the Board of Directors of the Corporation.

Peter Lee, Chief Financial Officer. Mr. Lee, a Chartered Accountant, was appointed Chief Financial Officer of Hip on October 11, 2001. From 1997 to 2001, he was with Hudson's Bay Company where he served as both Director of Financial Planning and Director of Special Projects. From 1992 to 1997, he worked with Color Your World Corp. as Corporate Controller and from 1982 to 1992 he was the Manager, Business

Advisory Services for Price Waterhouse where he serviced diverse clients in many industries, including retail, consumer electronics distribution, transportation and manufacturing.

Oliver Bock, Vice-President. Mr. Bock is the Executive Vice-President Sales, Video Games of Hip Interactive Inc., a position he has held since April 1, 2002. Prior thereto, Mr. Bock was an Executive Vice-President of SJS Group, a division of Hip Interactive Inc. since September 1, 2000. Prior thereto, from 1999 to 2000, he was with RWK Marketing Ltd as its Vice-President of Sales. From 1996 to 1999, he was Vice-President of Sales of the Game Division at Beamscope. From 1988 to 1996, Mr. Bock was a partner of GTS Acquisitions Ltd., which grew to become Canada's largest video game distributor in 1996 when it was sold to Beamscope. Mr. Bock has over 15 years experience in the electronic entertainment industry and became a Vice-President of the Corporation effective April 1, 2002.

Gabrielle Chevalier, Vice-President. Ms. Chevalier is the Executive Vice-President, Operations, Video Games of Hip Interactive Inc., a position she has held since April 1, 2002. Prior thereto, Ms. Chevalier was an Executive Vice-President of SJS Group, a division of Hip Interactive Inc., from September 1, 2000. Prior thereto, from 1999 to 2000, she was President of RWK Marketing Ltd. a manufacturers representative for Capcom, one of the premier game manufacturers. From 1996 to 1999, Ms. Chevalier was President of the Game Division at Beamscope. From 1987 to 1996, Ms. Chevalier co-founded and was President of GTS Acquisitions Ltd., which grew to become Canada's largest video game distributor in 1996 when it was sold to Beamscope. Ms. Chevalier has over 15 years experience in the electronic entertainment industry and became a Vice-President of the Corporation effective April 1, 2002.

Michael Haines, Vice-President. Mr. Haines is the Senior Vice-President Publishing & Licensing of Hip Interactive Inc., a position he has held since April 1, 2002. Mr. Haines is a founding officer of Hip Interactive Corp. and has more than 15 years of marketing and communications experience. Prior to working with Hip, Mr. Haines was with Hill & Gertner Capital Corporation since 1997 as Vice President of Marketing and became an Associate in 1998. From 1991 to 1997, Mr. Haines was Manager of Marketing Services for the Ontario Lottery Corporation.

Jack Lamba, Vice-President. Mr. Lamba is the Executive Vice-President Purchasing, Video Games of Hip Interactive Inc., a position he has held since April 1, 2002. Prior thereto, Mr. Lamba co-founded and was the Chief Executive Officer of SJS Group, a division of Hip Interactive Inc., acquired in March 2000. Prior to Hip's acquisition of SJS, Mr. Lamba was a senior officer and director of SJS and its predecessor companies. Mr. Lamba has over 10 years experience in the electronic entertainment industry and became a Vice-President of the Corporation effective April 1, 2002.

Stan Samole, Vice-President. Mr. Samole is the Executive Vice-President Business Development of Hip Interactive Inc., a position he has held since April 1, 2002. Mr. Samole joined SJS Group as a minority partner in September 1998, which was purchased by Hip in March 2000. Prior thereto, he was former owner of Fidelity Electronics, which was purchased by Standard Broadcasting in 1994. Mr. Samole also served as founding chairman of the Canadian Interactive Digital Software Association. Mr. Samole has over 24 years experience in the consumer electronics industry and became a Vice-President of the Corporation effective April 1, 2002.

Pete Young, Vice-President. Mr. Young is the Executive Vice-President and General Manager, PC Games of Hip Interactive Inc., a position he has held since April 1, 2002. Prior thereto, Mr. Young was the President of Softek International, a division of Hip Interactive Inc. since December 9, 1999, the date on which Hip acquired the shares of Softek International. Mr. Young has over 7 years experience in the electronic entertainment industry and became a Vice-President of the Corporation effective April 1, 2002.

Corporate Cease Trade Orders or Bankruptcies
No director or officer of Hip, or a shareholder holding a sufficient number of securities of Hip to affect materially the control of Hip, is, within the 10 years before the date of this AIF has been, a director or officer of any other issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or (b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver-manager, or trustee appointed to hold its assets, other than as provided below:

Thomas A. Fenton, a director of Hip, was a director of Talisman Enterprises Inc. (NASDAQ:BATT), a company which filed an assignment in bankruptcy under the *Bankruptcy and Insolvency Act* (Canada) in February 2001.

Penalties or Sanctions
No director or officer of Hip, or a shareholder holding a sufficient number of securities of Hip to affect materially the control of Hip has (a) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation, or by a Canadian securities regulatory authority, or has entered into a settlement agreement with a Canadian securities regulatory authority, or (b) been subject to any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies
No director or officer of Hip, or a shareholder holding a sufficient number of securities of Hip to affect materially the control of Hip, or a personal holding company of any such persons has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manger, or trustee appointed to hold the assets of the director or officer.

Conflicts of Interest
There are no known existing or potential material conflicts of interest between the Corporation or a subsidiary of the Corporation and a director or officer of the Corporation or a subsidiary of the Corporation. For a description of the interests of certain officers and directors of the Corporation in material transactions conducted by the Corporation, reference is made to the heading "Interest of Management and Others in Material Transactions" contained at page 10 of the Management Information Circular.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, is contained in the Company's Management Information Circular dated July 2, 2002. Additional financial information, including audited comparative consolidated financial statements for the year ended March 31, 2002, is provided in the Annual Report to Shareholders.

The Company will provide to any person, upon request to the Secretary of the Company:

(1) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of the Company's securities,

(i) one copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document incorporated by reference in the Annual Information Form,

(ii) one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year,

(iii) one copy of the proxy circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors, and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(2) at any other time, one copy of any other documents referred to in (1) (i), (ii) and (iii) above, provided the issuer may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

Copies of the above information may be obtained upon request from the Company's Director of Corporate Communications at the following address:

Ms. Jennifer Lee
Director of Corporate Communications
Hip Interactive Corp.
240 Superior Boulevard
Mississauga, Ontario L5T 2L2


EQUITY
TRANSFER
SERVICES INC.

July 24, 2002

Dear Sir or Madam:

RE: **HIP INTERACTIVE CORP**

We are pleased to confirm that copies of the following materials were mailed to shareholders on July 24, 2002.

1. Proxy
2. Notice of Annual and Special Meeting of Shareholders
3. Information Circular
4. Annual Report 2002
5. Supplemental Mailing List Request Form
6. Proxy Return Envelope

Yours Truly,
EQUITY TRANSFER SERVICES INC

"Luisa Roberto"

Per: Luisa Roberto
Senior Officer, Client Services

SUITE 420
120 Adelaide Street West
TORONTO, ONTARIO
M5H 4C3
TELEPHONE (416) 361-0152
FAX: (416) 361-0470
EMAIL:
info@equitytransfer.com

HIP INTERACTIVE CORP.
2002 PROXY

THIS PROXY is solicited by management in connection with the annual and a special meeting (the "Meeting") of the shareholders of Hip Interactive Corp. (the "Corporation") to be held at The Toronto Stock Exchange Conference Centre, The Exchange Tower, 2 First Canadian Place, Toronto, Ontario on Thursday, August 22, 2002 at 4:30 p.m. (Toronto time). A shareholder has the right to appoint as proxy a person (who need not be a shareholder) other than any person designated below, by inserting the name of such person in the blank space provided or by completing another proper form of proxy.

The undersigned shareholder of the Corporation hereby appoints Arindra Singh, or failing him, Peter Lee, or instead of either of them ______________________________ as proxy of the undersigned with full power of substitution to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Meeting or at any adjournment thereof. The undersigned hereby undertakes to ratify and confirm all the said proxy may do by virtue hereof and hereby revokes any proxy previously given.

Without limiting the general authorizations and powers hereby given, all the shares registered in the name of the undersigned are to be voted as indicated below and may be voted in the discretion of such proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting. **If no choice is specified, the proxyholder shall vote for the matter to be acted upon.**

1. Vote for [ ], Withhold Vote [ ], the election of directors.

   (Management favours a vote "FOR")

2. Vote for [ ], Withhold Vote [ ], the appointment of PricewaterhouseCoopers LLP as auditors and authorizing the directors to fix the auditor's remuneration.

   (Management favours a vote "FOR")

3. FOR [ ], AGAINST [ ], the Change of Registered Office Resolution

   (Management favours a vote "FOR")

DATED the day of , 2002.

____
Signature of Shareholder

____
Name of Shareholder (Please print)

IMPORTANT: Please sign and return this proxy at once using the return envelope.

IMPORTANT: This proxy must be signed by the shareholder or his attorney duly authorized in writing, or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Executors, administrators, trustees, etc. should so indicate when signing. Where shares are held jointly, each registered owner must sign.



MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT SOLICITATION

This Management Information Circular is furnished in connection with the solicitation of proxies by the Management of HIP INTERACTIVE CORP. (the "Corporation") for use at the Annual and Special Meeting (the "Meeting") of Shareholders of the Corporation to be held at The Toronto Stock Exchange Conference Centre, The Exchange Tower, 2 First Canadian Place, Toronto, Ontario, on Thursday, August 22, 2002 at the hour of 4:30 p.m. (Toronto time), and at any adjournment(s) or postponement(s) thereof, for the purposes set out in the foregoing notice of meeting. This solicitation is made by the Management of the Corporation. It is expected that the solicitation will primarily be by mail, but proxies may also be solicited personally, by telephone, email or facsimile by directors, officers and employees of the Corporation or by such agents as the Corporation may appoint. The cost of solicitation will be borne by the Corporation. Except as otherwise stated, the information contained herein is given as of July 2, 2002.

VOTING OF PROXIES

The persons named in the enclosed form of proxy are directors and officers of the Corporation and have consented to act as proxy for the shareholders who so appoint them. **A shareholder desiring to appoint another representative may do so either by inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the registered office of the Corporation or the principal office of Equity Transfer Services Inc. in Toronto, Ontario by 5:00 p.m. (Toronto time) on Tuesday, August 20, 2002, or with the Chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof.**

The form of proxy affords the shareholder an opportunity to specify that the shares registered in the shareholder's name shall be voted, or withheld from voting, in respect of the election of directors, the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors.

On any ballot that may be called for, the shares represented by proxies in favour of Management nominees will be voted or withheld from voting in respect of the election of directors, the appointment of auditors, the authorization of the directors to fix the remuneration of the auditors and the change of the registered office of the Corporation.

In respect of proxies on which the shareholders have not specified that the proxy nominees are required to vote or withhold from voting in respect of the election of directors, the appointment of auditors, the authorization of the directors to fix the remuneration of the auditors, or for or against the Change of Registered Office Resolution (as defined herein) the shares represented by proxies in favour of Management nominees will be voted for the election of the directors listed hereafter, the appointment of auditors named herein, the authorization of the directors to fix the remuneration of the auditors and the Change of Registered Office Resolution.

The form of proxy confers discretionary authority on the proxy nominee with respect to amendments or variations of matters identified in the notice of meeting and with respect to other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Management knows of no such amendments, variations or matters. However, if any such amendment, variation or matter should properly come before the Meeting, the shares represented by proxies in favour of the Management nominees will be voted on such matters in accordance with the best judgment of the proxy nominee.

REVOCATION OF PROXIES

Proxies given by shareholders for use at the Meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer thereof duly authorized.

Where shares are held in joint or common ownership of any kind, the signature of each owner is required on the form of revocation. A form of revocation must be deposited either at the registered office of the Corporation or the principal office of Equity Transfer Services Inc. in Toronto, Ontario at any time not later than 5:00 p.m. (Toronto time) on Tuesday, August 20, 2002, or with the Chair of the Meeting on the day of the Meeting or any adjournment thereof.

VOTING SHARES AND PRINCIPAL HOLDER THEREOF

As of July 2, 2002, 50,010,077 Common Shares were issued and outstanding. Each common share carries one vote in respect of each matter to be voted upon at the Meeting.

Only holders of common shares of record at the close of business on July 1, 2002 will be entitled to vote at the Meeting except to the extent that a holder of record has transferred shares after that date and the transferee of such shares establishes proper ownership and requests not later than 10 days before the Meeting that the transferee's name be included in the list of shareholders entitled to vote at the Meeting.

To the best of the knowledge of the directors and officers of the Corporation, no shareholder beneficially owns or exercises control or direction over more than 10% of the issued and outstanding common shares of the Corporation.

MATTERS FOR CONSIDERATION OF SHAREHOLDERS

Election of Directors

The shareholders of the Corporation will be asked to elect six (6) directors for the ensuing year. The present term of office of each director of the Corporation will expire immediately prior to the election of directors at the Meeting. Each person whose name follows is proposed to be elected as a director of the Corporation to serve until the next annual meeting of shareholders or until his successor is elected or appointed. Unless the authority to do so is withheld, proxies in favour of Management will be voted for the election of such proposed nominees as directors. If any of the proposed nominees should for any reason be unable to serve as a director of the Corporation, the persons named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their discretion unless the shareholder has specified in the proxy that the shares are to be withheld from voting in the election of directors.

Name	Present Principal Occupation and Position with the Corporation	Director since	Common Shares of the Corporation beneficially Owned or over which control or direction is Exercised[3]
ARINDRA SINGH Toronto, Ontario	President & Chief Executive Officer, Hip Interactive Corp.	New Nominee	311,500
JOSEPH H. WRIGHT Toronto, Ontario	Corporate Director	New Nominee	Nil
RICHARD B. GROGAN Sarnia, Ontario	Corporate Director	New Nominee	Nil
THOMAS A. FENTON[1][2] Mississauga, Ontario	Partner, of Aird & Berlis LLP (Barristers and Solicitors)	December 1999	22,500
PREET (SANJAY) SINGH Montreal, Quebec	Executive Vice-President Administration, Video Games, Hip Interactive Inc.	March 2000	1,988,626
MARK RIDER[2] Toronto, Ontario	Chief Executive Officer, The Rider Group Inc.	September 2000	1,062,400

(1) Member of the Audit Committee. Mr. Anthony Cosentino and Mr. James Rayburn are also presently members of the Audit Committee, but are not standing for re-election as directors.

(2) Member of the Corporate Governance & Compensation Committee. Mr. James Rayburn is also a member of the Corporate Governance & Compensation Committee, but is not standing for re-election as a director.

(3) The information as to shares beneficially owned or controlled, not being within the knowledge of the Corporation, has been furnished by the nominees.

The Corporation does not have an Executive Committee of its Board.

The above named nominees, other than Messrs. A. Singh, Wright and Grogan, are directors who were elected to their present term of office by a vote of shareholders at the 2001 Annual Meeting of Shareholders of the Corporation.

Mr. Arindra Singh is a new nominee to the Board of Directors of the Corporation. Mr. Singh has over 17 years of experience in managing growth, integrating businesses and developing corporate strategies. From June 2001 to October 2001, Mr. Singh was engaged as a consultant to the Corporation and, effective October 11, 2001, was appointed as the Corporation's President and Chief Executive Officer. Prior thereto, from March 2000 to February 2001, Mr. Singh was the Chief Financial Officer of Tiercon Industries Inc., an automotive parts supplier with annual sales of approximately $200 million. Prior thereto, Mr. Singh was, from 1998 to 1999, a consultant for Hudson's Bay Company during which time Mr. Singh formulated a strategy to improve the profitability and assisted the Chief Executive Officer in combining K-mart and Zellers' stores in Canada. Prior thereto, from 1997 to 1998, Mr. Singh was the Chief Financial Officer of K-mart Canada Co. From January 1997 to June 1997, Mr. Singh was the Chief Financial Officer of EBC Software Limited, a start-up software company. Prior thereto, Mr. Singh was, from April 1990 to July 1996, the Chief Financial Officer of Inter-City Products Corporation, a leading North American designer, manufacturer and marketer of central air conditioning and heating products. Mr. Singh was made a Fellow of the Institute of Chartered Accountants in England and Wales working at Price Waterhouse in London, England.

Mr. Joseph Wright is a new nominee to the Board of Directors of the Corporation. He is currently the Managing Partner of Barnagin Capital, an investment company. From October 1997 to February 2001, Mr. Wright was the Managing Partner of Crosbie & Company Inc., a specialty investment banking firm providing advice to mainly mid-sized private companies and from January 1999 to November 1999, Mr.

Wright was also the Non-Executive Chairman of Alert Care Corporation. From April 1995 to July 1997, Mr. Wright was the President and Chief Executive Officer of Swiss Bank Corporation (Canada) and, from 1986 to 1994, Mr. Wright was the Vice-Chairman and a Director of Burns Fry Limited. Mr. Wright sits on the Board of a number of public and private companies including Loblaw Companies Limited, President's Choice Financial Bank, Bluewater Power Distribution Corporation and Alert Holdings Corporation. Mr. Wright is also a Trustee and Chairman of O&Y Reit as well as a member of the Board of Governors of The Renaissance Funds.

Mr. Richard Grogan, a new nominee to the Board of Directors of the Corporation, has 40 years financial and business experience. Mr. Grogan currently sits on the Board of Directors of Emco Limited, Bluewater Power Distribution Corporation, Waltec Plastics Limited and Sarnia Community Foundation. From 1997 to 2000, Mr. Grogan was the Executive Vice-President and Chief Financial Officer of Emco Limited, a London, Ontario based, wholesale distribution and building products company with sales of approximately $1.2 billion and from 1989 to 1997 was Vice-President of Finance and Chief Financial Officer for Emco. Prior thereto, from 1977 to 1989, Mr. Grogan was with Polysar Limited, a Sarnia, Ontario based company with sales of approximately $2.5 billion, where he held several financial positions, the last two years holding the position of Vice-President of Finance and Administration. Mr. Grogan articled with Coopers & Lybrand and received his CA designation in 1966.

Appointment of Auditors and Authorization of the Directors to Fix the Auditors' Remuneration

PricewaterhouseCoopers LLP were first appointed auditors of the Corporation on February 1, 2001. It is intended that the shares represented by proxies in favour of Management nominees will be voted in favour of the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation and the authorization of the directors to fix the auditors' remuneration unless the shareholder has specified in the proxy that the shares are to be withheld from voting in respect of the appointment of auditors and such authorization of the directors.

Change of Registered Office

The Corporation's current registered office is located in the Municipality of Metropolitan Toronto. As of April 15, 2002, the Corporation moved its head office from 99 Ingram Drive, Toronto, Ontario to 240 Superior Boulevard, Mississauga, Ontario. In order to change the registered office of the Corporation, the *Business Corporations Act* (Ontario) requires that a special resolution authorizing same be approved. Accordingly, shareholders will be asked to approve the Change of Registered Office Resolution, the text of which is set forth immediately below.

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The registered office of the Corporation be changed from anywhere within the Municipality of Metropolitan Toronto to anywhere within the Regional Municipality of Peel;

2. Any officer or director of the Corporation is hereby authorized to take all steps necessary to effect the foregoing.

Level of Approval Required

The Change of Registered Office Resolution requires the approval of two-thirds votes cast by the holders of common shares, present in person or by proxy at the Meeting voting thereon.

EXECUTIVE COMPENSATION

The following table sets forth information concerning the annual and long-term compensation earned for services rendered during each of the last three financial years in respect of the Chief Executive Officer of the Corporation and each of the other four most highly compensated executive officers of the Corporation and its subsidiaries (the "Named Executive Officers").

Summary Compensation Table

	Annual Compensation				Long Term Compensation		
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation[5] ($)**	**Securities Under Options Granted (#)**	**LTIP Payouts**	**All Other Compensation (#)**
ARINDRA SINGH [1]	2002	$154,166	nil	nil	365,000	nil	nil
President & Chief Executive Officer	2001[4]	nil	nil	nil	nil	nil	nil
Hip Interactive Corp.	1999	nil	nil	nil	nil	nil	nil
JATINDER (JACK) LAMBA	2002	$203,846	nil	$18,200	70,000	nil	nil
Executive Vice-President Purchasing,	2001[4]	$204,615[2]	$50,000	nil	120,000	nil	nil
Video Games, Hip Interactive Inc.	1999	nil	nil	nil	nil	nil	nil
STAN SAMOLE	2002	$203,846	nil	nil	70,000	nil	nil
Executive Vice-President, Business	2001[4]	$200,000[2]	$50,000	nil	120,000	nil	nil
Development, Hip Interactive Inc.	1999	nil	nil	nil	nil	nil	nil
PREET (SANJAY) SINGH	2002	$203,846	nil	$18,200	70,000	nil	nil
Executive Vice-President Admin.,	2001[4]	$206,384[2]	$50,000	nil	120,000	nil	nil
Video Games, Hip Interactive Inc.	1999	nil	nil	nil	nil	nil	nil
GABRIELLE CHEVALIER	2002	$203,846	$25,000	$12,000	70,000	nil	nil
Executive Vice-President, Operations,	2001[4]	$114,615[3]	$50,000	$7,000	100,000	nil	nil
Video Games, Hip Interactive Inc.	1999	nil	nil	nil	nil	nil	nil
OLIVER BOCK	2002	$203,846	$25,000	$12,000	70,000	nil	nil
Executive Vice-President Sales,	2001[4]	$107,692[3]	$50,000	$7,000	100,000	nil	nil
Video Games, Hip Interactive Inc.	1999	nil	nil	nil	nil	nil	nil

(1) Mr. Singh was appointed President and Chief Executive Officer of the Corporation on October 11, 2001. Mr. Singh is remunerated pursuant to an employment agreement dated October 10, 2001 which requires the Corporation to pay Mr. Singh $70,000 per annum. In addition, Mr. Singh is remunerated, indirectly, through his personal consulting services company, Michbray Corporation. Under a consulting agreement dated October 10, 2001, Michbray is entitled to compensation of $300,000 annually. Prior to Mr. Singh's appointment as Chief Executive Officer, Mr. Morey Chaplick was the Chief Executive Officer of the Corporation from December 9, 1999 to October 10, 2001 and Mr. David Hill was the President of the Corporation from December 9, 1999 to October 10, 2001. Each of Mr. Chaplick and Hill received a salary of $156,377 for the fiscal period ended March 31, 2001. Pursuant to arrangements reached with Messrs. Chaplick and Hill subsequent to March 31, 2002, the Corporation is obligated to pay (i) Fensom Developments Ltd., a company controlled by Mr. Hill, the sum of $225,000 over a 23-month period and (ii) MC Capital Corporation, a company controlled by Mr. Chaplick, the sum of $262,500 over an 18-month period.

(2) Indicates amount earned by such individual for the period March 24, 2000 (the date SJS Group was acquired) to March 31, 2001.

(3) Indicates amount earned by such individual for the period September 1, 2000 to March 31, 2001.

(4) In fiscal 2000, the Corporation changed its fiscal year end from December 31 to March 31.

(5) The value of perquisites and personal benefits received by each Named Executive Officer was less than $50,000 and 10% of the total of his or her annual salary and bonus.

STOCK OPTION PLAN

The Corporation has established, and the shareholders of the Corporation have approved, a stock option plan (the "Plan") as an incentive for directors, officers, employees and consultants of the Corporation and its subsidiaries. The Plan provides that options may be granted to such directors, officers, employees and consultants designated by the Board of Directors to purchase common shares at a price per share equal to the five-day weighted average closing price for the common shares calculated with reference to the five trading days immediately preceding the date of grant. Options under the Plan are non-transferrable except

in the event of an optionee's death. Any options granted under the Plan are exercisable for terms not exceeding ten years.

A total of 8,000,000 common shares are currently reserved for issuance under the Plan. The Plan also provides that the issue of options under such Plan together with any other share compensation arrangements issued by the Corporation, may not result, at any time, in: (a) the number of shares reserved for issuance under stock options granted to related persons exceeding 10% of the issued and outstanding common shares of the Corporation; (b) the issuance to related persons, within a twelve-month period, of a number of shares exceeding 10% of the issued and outstanding common shares of the Corporation; (c) the number of shares reserved for issuance under stock options granted to any one related person and the related person's associates exceeding 5% of the issued and outstanding common shares of the Corporation; or (d) the issuance to any one related person and the related person's associates, within a twelve month period, of a number of shares exceeding 5% of the issued and outstanding common shares of the Corporation. A related person is defined to mean: (i) a director or senior officer of the Corporation, or (ii) an associate of a director or senior officer of the Corporation. Commencing May 29, 2002, all option grants under the Plan require approval of the Corporate Governance & Compensation Committee.

OPTIONS GRANTED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

The following table sets forth all grants of stock options to the Named Executive Officers of the Corporation under the Corporation's Stock Option Plan during the 12-month financial year ended March 31, 2002.

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Arindra Singh	100,000	17.19%	$1.07	$1.07	June 11, 2006
	100,000		$0.97	$0.97	August 28, 2006
	165,000		$0.67	$0.67	October 4, 2006
Jack Lamba	70,000	3.30%	$0.69	$0.69	October 11, 2006
Stan Samole	70,000	3.30%	$0.69	$0.69	October 11, 2006
Sanjay Singh	70,000	3.30%	$0.69	$0.69	October 11, 2006
Gabrielle Chevalier	70,000	3.30%	$0.69	$0.69	October 11, 2006
Oliver Bock	70,000	3.30%	$0.69	$0.69	October 11, 2006

AGGREGATED OPTIONS/SAR EXERCISED DURING THE MOST RECENTLY COMPLETED FISCAL YEAR END

The following table sets forth information concerning the exercise of options during the 12-month year ended March 31, 2002, and the value at March 31, 2002 of unexercised in-the-money options held by the Named Executive Officers of the Corporation. No Stock Appreciation Rights ("SARs") are outstanding:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-end (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at Financial Year End [1] Exercisable/Unexercisable
Arindra Singh	165,000[2]	nil	66,666/133,334	$0.00/$0.00
Jack Lamba	nil	nil	143,333/46,667	$0.00/$0.00
Stan Samole	nil	nil	143,333/46,667	$0.00/$0.00
Sanjay Singh	nil	nil	143,333/46,667	$0.00/$0.00
Gabrielle Chevalier	nil	nil	89,999/80,001	$0.00/$0.00
Oliver Bock	nil	nil	89,999/80,001	$0.00/$0.00

(1) Based on the closing price of the common shares on the TSX on March 28, 2002 of $0.65 per share.

(2) Pursuant to the Corporation's consulting agreement with Michbray Corporation ("Michbray"), the Corporation agreed to issue to Michbray 500,000 common shares of the Corporation for no consideration. 165,000 of the 500,000 common shares have been issued to Michbray. The balance of the shares issuable to Michbray, being 335,000 shares, was to be issued only after the approval of the shareholders of the Corporation. On May 29, 2002, Michbray agreed to forego its entitlement to the balance of the 335,000 shares and, in lieu thereof, has been awarded an option grant under the Corporation's Stock Option Plan on 670,000 shares.

EMPLOYMENT AGREEMENTS

Each of the Named Executive Officers has entered into an employment agreement with the Corporation and/or one of its affiliates. Each Named Executive Officer has agreed to a confidentiality clause and a non-solicitation clause. In addition, such individuals have agreed not to, directly or indirectly, compete with the business of the Corporation (or the affiliated company's business, as the case may be) during his employment. Each of the agreements may be terminated at any time for just cause.

Upon termination of the employment of Mr. Arindra Singh, without cause, such individual is entitled to payment of salary and benefits until October 31, 2004. Upon termination of the employment of Mr. Sanjay Singh, Mr. Jack Lamba and Mr. Stan Samole, without cause, such individuals are entitled to payment of salary and benefits until March 31, 2004. Upon termination of the employment of Ms. Gabrielle Chevalier and Mr. Oliver Bock, without cause, such individuals are entitled to payment of salary, benefits and pro-rated bonuses until September 1, 2003.

REPORT ON EXECUTIVE COMPENSATION

Thomas Fenton, Jim Rayburn and Mark Rider constituted the Corporate Governance & Compensation Committee of the Corporation during the year ended March 31, 2002. The Corporate Governance & Compensation Committee ("Committee") is charged with, among other things, the responsibility to review, recommend and administer the compensation policies in respect of the Corporation's executive officers. The Committee's recommendations as to base salary, annual bonus levels and grants are submitted to the Board of Directors for approval. The Committee held three meetings during the 12-month period ended March 31, 2002.

The Corporation's executive compensation policies are designed to provide competitive levels of compensation, a significant portion of which is dependent upon individual and corporate performance and contribution to increasing shareholder value. The Committee recognizes the need to provide a total

compensation package that will attract and retain qualified and experienced executive officers as well as align the compensation level of each executive to that executive's level of responsibility.

The major elements of the Corporation's executive compensation program are base salary, a short-term incentive in the form of an annual cash bonus and a long-term incentive in the form of options to purchase shares of the Corporation. The annual bonus recognizes corporate performance on an annual basis and is based, in part, on an evaluation of the executive's contribution to the Corporation's performance and stock options which directly relate a substantial portion of the executive's long-term compensation to share price appreciation realized by the Corporation's shareholders. The Committee believes that this approach best serves the interests of shareholders by ensuring that executive officers are compensated in a manner that advances both the short-term and long-term interests of shareholders.

Base Salary: Base salary levels for the executive officers are established annually in the context of total compensation and by reference to the range of salaries paid generally by Canadian industrial corporations. Executive salaries are reviewed annually by the Committee. Pursuant to an employment and consulting agreement made as of the 10th day of October, 2001, Arindra Singh, the President and Chief Executive Officer of the Corporation, is to be paid an annual base salary of $370,000.

Annual Cash Bonus: Executives of the Corporation participate in a short-term incentive plan that provides for annual cash bonuses. The amount of each bonus is determined by way of an annual assessment of corporate and personal performance and is expressed as a percentage of each executive's salary. The corporate performance component of the short-term incentive plan is determined with reference to the financial performance of the Corporation relative to the annual business plan approved by the Board of Directors. Individual performance is assessed against specific goals and targets set annually in respect of each executive. In fiscal 2002, no bonuses were paid to executives of the Corporation, except to Ms. Chevalier and Mr. Bock, who each received $25,000.

Stock Options: Long-term incentives include grants of options under the Corporation's Stock Option Plan, the purpose of which is to encourage key employees to maximize shareholder value. Options are generally exercisable for five years from the date of the option grant and vest one-third on the date of grant, one-third on the first anniversary of the date of grant and one-third on the second anniversary of the date of grant. During the 12-month period ended March 31, 2002, all of the Named Executive Officers were granted options under the Stock Option Plan, as per the Summary Compensation Table given in the section above entitled "Executive Compensation." In addition, Mr. Singh is to receive a 150,000 option grant under the Corporation's Stock Option Plan on each of July 31, 2002 and July 31, 2003. Furthermore, the Corporation agreed to issue 500,000 common shares of the Corporation to Mr. Singh's consulting company, Michbray, of which only 165,000 have been issued to date. The balance of such shares, being 335,000 shares, was to be issued upon receipt of shareholder approval. On May 29, 2002, Michbray agreed to forego its entitlement to receive the balance of the 335,000 shares and, in lieu thereof, has been awarded an option grant under the Corporation's Stock Option Plan on 670,000 shares.

CORPORATE GOVERNANCE

The Board of Directors and Management of the Corporation acknowledge the importance of good corporate governance practices in the proper conduct of the affairs of the Corporation. Disclosure concerning the Corporation's corporate governance practices is set out in Schedule A to this Circular. This disclosure statement has been prepared by the Corporation and has been approved by the Board of Directors.

PERFORMANCE GRAPH

The following graph shows, since May 3, 2000, the value of $100 (assuming reinvestment of dividends) invested in: (1) the Corporation's common shares; and (2) The Toronto Stock Exchange's ("TSX") 300 Total Return Index (now called the S&P/TSX Composite Index), as of March 31, 2002. The Corporation's common shares became listed and posted for trading on the TSX on May 3, 2000.

Cumulative Total Return on $100 Investment
Hip Interactive Corp. Common Shares and the S&P/TSX Composite Index
from May 3, 2000 to March 31, 2002


$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
May-00
Aug-00
Nov-00
Feb-01
May-01
Aug-01
Nov-01
Feb-02
HP-T
S&P TSX

	May 3, 2000	December 31, 2000	March 31, 2001	April 1, 2002
Hip Interactive (HP-T)	$100.00	$42.17	$34.78	$28.26
S&P /TSX	$100.00	$112.42	$95.74	$99.27

COMPENSATION OF DIRECTORS

Each outside director receives, on appointment to the Board, 50,000 options under the Corporation's Stock Option Plan. Effective April 1, 2001, all outside directors of the Corporation are entitled to an annual retainer of $7,500 (of which a minimum of 50% is required to be paid in shares under a Directors Share Plan), $500 for each Board or Committee meeting attended ($250 if attended by telephone), together with reimbursement of their out-of-pocket expenses. Chairs of Committees are entitled to a further $1,000 annual retainer. In addition, all outside directors are granted, under the Corporation's Stock Option Plan, an annual option grant in respect of 25,000 options on the day of the Corporation's annual shareholders meeting. For the year ended March 31, 2002, outside directors of the Corporation were paid $62,500 (nil – 2001) in cash or common share equivalent.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

Directors' and officers' liability insurance has been purchased for the benefit of the directors and officers of the Corporation. The premium paid by the Corporation for such insurance was $54,195, including

provincial sales tax. The insurance coverage obtained under the policy is $10,000,000 in respect of any one incident, subject to a $50,000 deductible.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No director, executive officer or senior officer of the Corporation and no proposed nominee for election as a director of the Corporation, or any of their associates is, or has been since the beginning of the most recently completed financial year of the Corporation, indebted to the Corporation or any of its subsidiaries (other than for "routine indebtedness" under applicable securities laws).

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

As disclosed above, Mr. Thomas A. Fenton is a partner of the law firm of Aird & Berlis LLP. During the fiscal year ended March 31, 2002, Aird & Berlis LLP invoiced the sum of $253,950 ($362,635 – 2000) in legal fees to the Corporation and its subsidiaries. During the fiscal year ended March 31, 2002, lease payments of $252,000 ($315,000-2001) were made to a company, National Computer Leasing, of which Anthony Cosentino, a director of the Corporation, has a fifty percent interest. During the fiscal year ended March 31, 2002, the Corporation had advanced $400,000 (Nil – 2001) to the Putting Edge, a company in which the Corporation's subsidiary company, Hip Coin Inc., provides coin-operated equipment as well as loan advances to the Putting Edge pursuant to a written contract. As at March 31, 2002, the amount receivable from the Putting Edge, in relation to loan advances, was $363,000. Mark Rider, a director of the Corporation, has a fifty percent interest in the Putting Edge.

Except as disclosed in this section or elsewhere in this management information circular, no director, officer or shareholder holding in excess of 10% of the Common Shares of the Corporation had any interest in any material transaction involving the Corporation or any of its subsidiaries during the Corporation's last fiscal year.

GENERAL

Management knows of no matters to come before the meeting other than the business referred to in the notice of meeting. However, if any other matters should be properly brought before the meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the proxy nominee.

CERTIFICATE

The contents and the sending of this Management Information Circular have been approved by the Board of Directors of the Corporation.



Toronto, Ontario
July 2, 2002

Arindra Singh
President & Chief Executive Officer

SCHEDULE A

CORPORATE GOVERNANCE GUIDELINES

1. *The board of directors should explicitly assume responsibility for stewardship of the corporation, and specifically for:*

(a) adoption of a strategic planning process

The board of directors of the Corporation (the ''Board'') provides input and guidance on and reviews and approves the strategic planning and business objectives developed by senior management of the Corporation and oversees management's implementation of the strategic plan.

(b) identification of principal risks, and implementing risk-management systems

The Board considers on an ongoing basis the principal risks of the Corporation's business. In addition, the Audit Committee through reviewing the activities and findings of the Corporation's external auditors, is aware of the principal risks to the Corporation's businesses and reports thereon to the Board on a regular basis.

(c) succession planning and monitoring senior management

The Board is responsible for the assessment of the performance of, and the development of a succession plan for Mr. Arindra Singh, the President & Chief Executive Officer of the Corporation, who is in turn charged with those same responsibilities for the balance of the Corporation's senior management team.

The Board believes that its relationship with management in supervising the management of the business affairs of the Corporation is appropriate and desirable at this point in the Corporation's existence. As discussed below, the Board and the Corporate Governance & Compensation Committee monitors management's performance and recommend modifications where appropriate.

(d) communications policy

The Board is committed to maintaining an effective communications policy for the benefit of all shareholders. In addition to its timely and continuous disclosure obligations under applicable law, the Corporation relies on its Director of Corporate Communications, Jennifer Lee, to coordinate these activities under the direct supervision of the President & Chief Executive Officer. The Corporation believes that this procedure is currently appropriate based upon the size of the Corporation and the current number of shareholders. Furthermore, the Corporation has recently adopted a Corporate Communications Policy in order to re-enforce its policy of providing full, true and plain public disclosure, on a non-selective basis, of all material information in a timely manner in order to keep shareholders and the investing public informed about the Corporation's operations.

(e) integrity of internal control and management information systems

The Audit Committee reviews with management and the Corporation's external auditors, PricewaterhouseCoopers LLP, the ongoing sufficiency and integrity of the Corporation's internal control, financial reporting and management information systems.

2. *The board of directors of every corporation should be constituted with a majority of individuals who qualify as ''unrelated'' directors. For the purposes of the TSX Report, an ''unrelated'' director is a director who is independent of management and is free from any interest and any business or other*

relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding.

The Corporation is proposing several changes to its Board of Directors at the Corporation's upcoming annual and special meeting to be held August 22, 2002. Presently, the Board of Directors consists of David Hill, Morey Chaplick, Anthony Cosentino, James Rayburn, Sanjay Singh, Mark Rider and Tom Fenton. Messrs. Hill, Chaplick, Cosentino and Rayburn have agreed not to stand for re-election as directors. Assuming the Corporation's three new nominees (being Messrs. A. Singh, Grogan and Wright) will be elected at the annual general meeting, the Corporation will have a Board of six directors, only two of which will be considered "inside" directors and four of which will be considered "outside" directors. In addition, of the six directors, three (being A. Singh, S. Singh and Fenton) will be considered "related" directors and three (being Rider, Grogan and Wright) will be considered "unrelated" directors. In its effort to improve the mix of professionals on the Corporation's Board, in addition to the new nominees proposed for election to the Board, the Corporation is seeking to add a seventh Board member – in particular, a candidate who has considerable experience in the electronic entertainment industry.

3. *Disclose for each director whether he or she is related to the corporation or any significant shareholder of the corporation, and how that conclusion was reached.*

The Board reviews the factual circumstances and relevant relationships of each of the directors. Sanjay Singh is currently the only member of management of the Corporation who sits on the Board and is therefore considered to be a "related" director . Prior to April 1, 2002, Messrs. Hill and Chaplick were "related" directors but ceased, as of that date, to be related directors as both Mr. Hill and Mr. Chaplick now cease to be a part of management. One of the proposed directors, Thomas Fenton is a partner with the law firm of Aird & Berlis LLP, which provides legal services to the Corporation and its subsidiary companies. Accordingly, Mr. Fenton is considered to be a "related" director. Three of the proposed directors (being Messrs. Wright, Grogan and Rider) are considered "unrelated" directors and these individuals bring unique experience, which Management believes is key to the success and growth of the Corporation. Finally, Mr. Arindra Singh, a proposed director and the President & Chief Executive Officer of the Corporation, is considered a "related" director as he is a part of management. As stated above, the Corporation is actively seeking to add a seventh member to its Board – in particular, a candidate who has considerable electronic entertainment industry experience.

The Corporation does not have a "significant shareholder", who the TSX Report defines as a "shareholder with the ability to exercise a majority of the votes for the election of the board of directors".

4. *Appoint a committee comprised exclusively of non-management directors, a majority of whom are unrelated directors, responsible for proposing new nominees to the Board and for assessing directors on an ongoing basis.*

The Corporate Governance & Compensation Committee has assumed the role for proposing new nominees to the Board and for assessing directors on an ongoing basis. A majority of the members of such Committee are unrelated directors; however, it is expected that the composition of the Corporate Governance & Compensation Committee will change upon the election of new directors of the Corporation.

5. *Implement a process for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.*

The Corporate Governance & Compensation Committee annually reviews the membership of the Board, and makes such recommendations to the Board arising out of such review as the Committee deems appropriate. **In addition, the Corporate Governance & Compensation Committee will be charged with reviewing the April 2002 proposed amendments, released by the TSX, in respect of Corporate**

Governance Guidelines (the "Revised Guidelines") in order to determine what changes, if any, the Corporation should make in respect of corporate governance matters in response to the Revised Guidelines. To the extent practicable, the Corporation plans to "early adopt" the Revised Guidelines.

6. *Provide an orientation and education program for new recruits to the board.*

   The Corporation provides appropriate documentation and presentations as is required for new director's orientation.

7. *Examine the size of the board of directors with a view to determining the impact of the number of directors upon effectiveness.*

   As of the date of the Management Information Circular, the Board is composed of seven members. The Board has reviewed its size and has concluded that the number of directors of the Corporation is efficient and effective, given the size and scope of the Corporation's operations. A total of six members are being proposed for election at the annual meeting of shareholders; however, the Corporation plans, over the next several months, to increase the Board size to seven with the appointment of an additional director who has considerable expertise in the electronic entertainment industry.

8. *Review the adequacy and form of the compensation of directors to ensure that such compensation realistically reflects the responsibilities and risks involved in being an effective director.*

   The Corporate Governance & Compensation Committee reviews and approves the design and administration of all compensation and benefit plans and policies for the Corporation's Board and officers.

9. *Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors.*

   The Board has two committees: the Audit Committee and the Corporate Governance & Compensation Committee. Both Committees consist of three "outside" directors and only one of whom is a related director. As stated, the compensation of both committees of the Board will change upon the planned election of new directors of the Corporation. In connection with such planned changes, it is expected that the Committees of the Board will be established in light of the Revised Guidelines.

10. *Each board should assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues.*

    The Board of Directors of the Corporation has established a Corporate Governance & Compensation Committee. The Committee will continuously review and, if deemed necessary, recommend changes to the corporate governance practices of the Corporation. As stated, the Corporation plans to study and implement, where practicable, the Revised Guidelines.

11. *Position descriptions should be developed for both the board and for the CEO, involving the definition of the limits to management's responsibilities.*

    The Board has responsibility for the stewardship of the Corporation and specifically for: (i) providing input and guidance on and approving the strategic plan and business objectives developed by senior management and overseeing management's implementation of the strategic plan; (ii) considering the principal risks of the business based on regular business reports prepared by senior management and based on the Audit Committee's review of the findings of the external auditors; (iii) assessing the performance of, and developing a succession plan for, the Chief Executive Officer (the ''CEO''); and (iv) reviewing the ongoing sufficiency and integrity of the Corporation's internal control, financial reporting

and management information systems with management and the Corporation's external auditors. In addition to the specific responsibilities enumerated above, the Board is responsible for the supervision of management of the business but not the day-to-day operations, which are the responsibility of the CEO. The Board will also consider those matters that are brought to it by the CEO that are deemed to be material matters.

Any responsibility that is not delegated to senior management, the Audit Committee or the Corporate Governance & Compensation Committee remains with the full Board. The CEO is specifically charged with the responsibility for managing the strategic and operational agenda of the Corporation and for the execution of the directives and policies of the Board. The scope and extent of Mr. Singh's mandate has evolved through interaction with the Board and an ongoing consultative process with the directors.

12. *Establish procedures to enable the board to function independently of management.*

A key element of an effective and informed board of directors is their access to information relating to the operations of the Corporation. It is also essential that management stands fully accountable to the Board. The Corporation plans to provide its Board members with even more detailed monthly information, financial and otherwise, than it has previously provided in order to assist the Board's ability to function independently of management.

The Corporation's senior management meets regularly to permit decisions affecting the different aspects of the Corporation's business to be coordinated and integrated across all areas of the Corporation's operations. This process allows senior management to impart this awareness and familiarity with the day-to-day issues affecting the Corporation to other members of the Board. The Board is confident that the Corporation's management takes the initiative in identifying opportunities and risks affecting the Corporation's business and finds means to deal with these opportunities and risks for the benefit of the Corporation. Management understands this expectation of the Board and keeps the Board members informed. In addition, the Board's outside directors have unrestricted, direct access to both management and the external auditors of the Corporation.

13. *Establish an audit committee composed only of outside directors with a specifically defined mandate.*

The Board has adopted specific terms of reference to establish the role and responsibilities of the Audit Committee, which consists solely of outside directors. The Audit Committee meets quarterly with senior management to review and approve results, and meets annually with the Corporation's independent auditor. The Audit Committee is currently comprised of Anthony Cosentino (Chairman), James Rayburn and Tom Fenton. The composition of the Audit Committee will change upon the election of new directors of the Corporation at the upcoming annual and general meeting of shareholders. In respect of such proposed changes, the Corporation will be particularly mindful of the "financial literacy" test under the Revised Guidelines.

14. *Implement a system to enable individual directors to engage an outside advisor at the expense of the corporation in appropriate circumstances.*

In appropriate circumstances, the Board will approve the engagement of an outside advisor at the expense of the Corporation.

MANAGEMENT'S DISCUSSION & ANALYSIS

This Management Discussion and Analysis ("MD&A") for the fiscal year ended March 31, 2002 compared with the fifteen months ended March 31, 2001 provides readers with an overview of the Company's operations and a more detailed explanation of its financial statements. The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the year ended March 31, 2002 and for the 15-month period ended March 31, 2001. The objective is to present readers with a view of the Company through the eyes of management by interpreting the material trends and uncertainties that affected the operating results, liquidity and financial position of the Company in the last fiscal year, or those that may affect future results. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. All monetary amounts, unless otherwise indicated, are expressed in Canadian dollars.

The discussion and analysis and other sections of this report contain forward-looking statements. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable at the time the statements were prepared, but cautions the reader that they could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, but are not limited to, items identified under the heading "Risks Factors".

GENERAL

Hip Interactive Corp. ("Hip" or the "Company") (www.hipinteractive.com) is one of North America's largest providers of PC and video game software, video game consoles and accessories. The Company distributes first party products including Sony, Microsoft and Nintendo hardware, software and accessories as well as third party video game software from all licensed video game publishers. Hip uses its video game distribution business to leverage into higher margin, higher growth areas of the video game industry, such as the manufacture and distribution of its proprietary line of video game accessories, *Hip Gear*, and the licensing and publishing of software titles for game developers.

During fiscal 2002, the Company operated in three principal segments: *Distribution, Retail* and *Interactive Media*. The Company discontinued its Interactive Media operations as of March 31, 2002 and sold the Canadian franchise assets of Microplay Entertainment & Video Centres Inc. ("Microplay") to Jumbo Entertainment Inc. Consequently, since April 1, 2002, the Company operates in only two segments: *Distribution* and *Retail.* The Distribution Business segment operates through the Company's wholly-owned subsidiary, Hip Interactive Inc. (formerly Hip Interactive Canada Inc.). The Distribution Segment sells video game products to retailers across North America and is comprised of the following six business units: (1) Video Game (game hardware consoles and software), (2) PC Game (software), (3) Movies (VHS and DVD movies), (4) Hip Gear (accessories) (5) Publishing and Licensing (software) and (6) 3PL (Third Party Logistics). The Retail Segment, which operates through the Company's wholly-owned subsidiary, Hip Coin Inc. (formerly Microplayground Entertainment Inc.), operates location-based entertainment centres (or coin-operated games) in various locations throughout North America.

Operational Overview

The Company's core Distribution business experienced significant growth in the year ended March 31, 2002, as it was particularly successful in exploiting the overall growth in the electronic entertainment industry, principally through the acquisition of new national accounts and improved marketing programs with ongoing accounts. The Company's Retail business maintained its market position in Canada in a weak year for this segment of the entertainment industry given the tragic events of September 11, 2001.

During the fall of 2001, the management structure at Hip was substantially restructured which changes included the appointment of the Company's current President & Chief Executive Officer, Arindra Singh, and the appointment of its current Chief Financial Officer, Peter Lee. Under this new management, the Company set specific operational and financial objectives for the last half of the year that focused on delivering increases in earnings and cash flow.

By year-end, virtually all of these objectives had been achieved. In addition to the short-term objectives for 2002, management set medium term targets for the Company and for each business segment.

Consequently, fiscal 2002 was a pivotal year for Hip. The Company closed or exited non-core, non-profitable businesses, strengthened its balance sheet through a private placement equity issue, provided against all non-performing assets and reduced costs in its ongoing operations. More specifically, during the year the Company:

(a) sold its 51% interest in PC At Home Entertainment, Corp.;
(b) sold substantially all of the assets of its wholly-owned subsidiary, Microplay Entertainment & Video Centres Inc.; and
(c) discontinued its Interactive Media segment.

In May 2001, the Company completed a credit facility with Congress Financial Corporation (Canada), establishing a three-year committed loan facility of $30.0 million and a $5.0 million credit line for acquisitions. See also the heading "Liquidity and Capital Resources" contained herein.

The Company's financial position improved significantly in the twelve-month period ended March 31, 2002. Cash generated from operations increased by more than $9.0 million in 2002 compared to 2001 and tangible net worth increased to $13.0 million from $10.8 million.

Financial Overview

Revenue for the year ended March 31, 2002 was $280.3 million compared to $194.0 million for the fifteen months ended March 31, 2001, representing an increase of $86.3 million or 44%.

Loss from continuing operations was $0.4 million with basic and diluted loss per share from continuing operations of $0.01 compared with earnings from continuing operations of $0.9 million or $0.02 per share for the fifteen months ended March 31, 2001.

During the quarter ended March 31, 2002, Hip discontinued its Interactive Media operations and recorded an after-tax loss relating to the discontinuance of operations of $0.9 million. The Company's Interactive Media operations were carried on through the Company's wholly-owned subsidiaries, Elecplay.com Productions Inc. ("Elecplay"), Gamesmania Inc. ("Gamesmania") and Software Online Inc. ("Software Online"). At various times in the year ended March 31, 2002, the Company completed amalgamations of Elecplay, Gamesmania an Software Online into its main operating company, Hip Interactive Inc., in order to eliminate costs and access tax losses contained within Elecplay, Gamesmania and Software Online. In addition, the Interactive Media business had after-tax operating losses of $1.3 million for the year. Consequently, the Company's net loss from continuing and discontinued operations was $2.5 million or $0.06 per share on both a basic and diluted basis compared to a net loss of $3.5 million or $0.09 per share for the fifteen months ended March 31, 2001.

Operating results for fiscal year 2002 were impacted by transactions that did not arise as part of normal day-to-day operations. Management believes that in addition to net loss from continuing operations and net loss from continuing and discontinued operations, net earnings from the Company's ongoing operations is a useful measurement for assessing the Company's operating performance, as it provides investors with an additional basis to evaluate the Company's operating performance for the year. Such non-GAAP earnings measures do not have any standardized meaning prescribed by GAAP and therefore the Company's method of calculating net earnings from ongoing operations may differ from the methods that would be used by other companies. As a result, net earnings from ongoing operations disclosed here might not be comparable to other similarly titled measures disclosed by other companies. The Company's operating results from ongoing operations exclude the following:

- Operating losses of Microplay, a business sold in January 2002;
- Costs and expenses totaling $1.8 million, which principally include, write-offs of non-productive assets and consulting fees paid during the year to contractors under contractual agreements which were terminated on March 31, 2002;

- Other expenses totaling $5.1 million, including the write-down of fixed assets, write-down of a portfolio investment (Yummy Interactive), loss on disposal of Microplay, provision for severance costs, aborted acquisition costs, loss on disposal of PC At Home and head office relocation costs; and
- Income tax recoveries totaling $3.9 million.

The ongoing operations of Hip are comprised of the distribution of video game software, video game hardware, PC games, video game accessories, movies, and the operation of video arcade equipment in retail locations, movie theatres and entertainment complexes. In addition, Hip publishes and licenses software titles, manufactures and distributes its proprietary line of video game accessories, *Hip Gear*, and provides third party logistics services to various publishers of video game products.

The Company's ongoing operations had earnings for the year of $3.8 million or $0.09 per share on both a basic and diluted basis.

A reconciliation between net loss from continuing and discontinued operations and net earnings from ongoing operations is provided below.

	$ millions
Net loss for the period	(2.5)
Discontinued operations	2.1
Loss from continuing operations	(0.4)
Other expenses	**(A)** 5.1
Adjustments to GAAP statements to arrive at ongoing operations	**(B)** 1.8
Losses of Microplay	1.2
Benefits of income tax losses recognized and tax recoveries relating to the items above	(3.9)
Earnings from ongoing operations	$ 3.8

(A)	
Write down of coin operated video game equipment	2.0
Total obligations under terminated consulting contracts	1.0
Write down of investment in Yummy Interactive	0.8
Losses on disposal of PC At Home	0.3
Losses on disposal of the assets of Microplay	0.4
Costs incurred in connection with the aborted acquisition of Video One	0.3
Head office relocation costs	0.2
Severance obligations to terminated employees	0.1
	$ 5.1

(B)	
Write offs of non-productive assets	0.9
Incentive costs related to employment contracts of key senior employees	0.7
Consulting fee paid during the year to contractors under contractual arrangements which were terminated as at March 31, 2002	0.2
	$ 1.8

In summary, Management is encouraged by the Company's ongoing operations having outperformed its expectations for 2002. As a result of all of the write-offs and provisions recorded in fiscal 2002 and with the continuing support of its suppliers, customers and institutional lender, Hip has a fundamental financial foundation from which it can capitalize on the significant growth expected in the electronic entertainment industry over the next few years.

ANNUAL REPORT

QUARTERLY INFORMATION

A summary of selected financial information of the Company for each of its last nine quarters ending prior to March 31, 2002 is presented below. Please note that Sales and Earnings (loss) from continuing operations figures relating to quarters previously disclosed, have been restated to reflect the discontinuance of Operational Excellence and Interactive Media.

	Three Month Period Ending								
in $ millions (except earnings per share)	March 31, 2002	December 31, 2001	September 30, 2001	June 30, 2001	March 31, 2001	December 31, 2000	September 30, 2000	June 30, 2000	March 31, 2000
Sales	57.9	125.8	54.8	41.8	50.6	82.4	34.1	18.3	8.6
Earnings (loss) from continuing operations	(5.7)	4.4	1.2	(0.3)	(2.4)	2.3	0.7	(0.3)	0.1
Net earnings (loss)	(6.5)	4.3	0.7	(1.0)	(8.0)	1.5	2.7	0.2	0.1
Basic and diluted earnings per share from continuing operations	(0.13)	0.10	0.03	(0.01)	(0.06)	0.06	0.01	0.01	0.00
Basic and diluted earnings per share from continuing and discontinued operations	(0.16)	0.10	0.02	(0.02)	(0.19)	0.04	0.06	0.00	0.00

RESULTS OF OPERATIONS

As stated, during fiscal 2002, the Company operated in three principal segments: *Distribution, Retail* and *Interactive Media*. An analysis of operations for each of these three operating segments is provided below.

Distribution

Sales

Sales for the year ended March 31, 2002 were $273.7 million compared to $186.2 million for the 15-month fiscal period ended March 31, 2001. On March 31, 2000, the Company acquired SJS Group Ltd., a video console, video game software and related accessories business, and therefore sales for fiscal 2002 are fully comparable with fiscal 2001.

The year-over-year increase of $87.5 million or 47% was attributable primarily to an increase in the installed base of Sony's PlayStation2 game console, released October 2000, and, to a lesser extent, the launch of Microsoft's X-Box and Nintendo's Game Cube during November 2001. These new product introductions and a general increase in demand for video game products resulted in an increase in sales of video game consoles of $40.6 million or 84%. The resulting increase in the installed base of new console platforms drove significant increases in sales of: video game software ($33.2 million or 36%) and accessories, including the Company's proprietary *Hip Gear* line ($9.1 million), which was launched in September 2001.

The Company's Movie business unit commenced operations in November 2001 and achieved sales for the five months ended March 31, 2002 of $5.9 million.

PC software sales for the year increased $5.3 million or 17% compared to the fifteen-month fiscal period ended March 31, 2001.

In summary,

Sales in $ millions	Year ended March 31, 2002	15 Months ended March 31, 2001	$ Increase (decrease)	% Increase (decrease)
Video Game Software	125.2	92.0	33.2	36%
Console Hardware	89.2	48.6	40.6	84%
PC Software	36.0	30.7	5.3	17%
Hip Gear	9.1	-	9.1	n/a
1st Party Accessories	7.5	8.5	(1.0)	(12%)
Movies	5.9	-	5.9	n/a
3PL	0.8	0.7	0.1	14%
Sales of PC At Home	-	5.7	(5.7)	n/a
	$273.7	$186.2	$87.5	47%

Gross Margin

Gross margin for the year ended March 31, 2002 was 8.6% compared to 11.2% for the 15 months ended March 31, 2001. Factors contributing to the decline were sales mix differences relating to a larger percentage of lower margin hardware sales, additional inventory provisions and the negative impact of a weakened Canadian dollar.

After a detailed review of all of the Company's assets including inventory, the Company recorded a pre-tax provision totaling $3.1 million for slow moving inventory, in arriving at net earnings from ongoing operations. This provision was based on a detailed review conducted by the Company on its own inventory, as well as inventory sold to, but not sold through to, the ultimate consumer and still on hand at its customers premises. Although the Company has only a limited legal responsibility to its customers for their slow moving inventory, in the spirit of a true business partnership with its customers, the Company acknowledges its obligation to provide markdown support to assist them in the selling of their slow moving product. Consequently, with these provisions in place, the Company is well prepared to address any issues with respect to its inventory, and more importantly, with respect to its customers inventory. Through improved inventory management, the Company expects to be better able to increase product flow of fresh inventory and sales velocity through to the end consumer.

Operating Expenses

For the year ended March 31, 2002, operating expenses in the Distribution segment were $13.5 million or 4.9% of sales compared to $9.3 million or 5.0% of sales for the 15 months ended March 31, 2001. The year-over-year increase of $4.2 million was comprised of increased variable costs, principally related to warehousing and shipping as well as increased fixed costs, substantially implemented by March 31, 2001, as the Company built the infrastructure required to support anticipated future growth. Warehouse capacity in Ontario (by virtue of the Company's main operating entity, Hip Interactive Inc., moving to larger leased premises) was doubled and sales and administrative support staff levels were increased to service incremental sales volumes to existing and new national and independent accounts.

Operating Profit

Distribution operating profit for the year ended March 31, 2002 was $10.0 million or 3.7% of sales versus $11.4 million or 6.1% of sales for the 15 months ended March 31, 2001. Operating profit for the year ended March 31, 2002 was negatively impacted by the increased inventory provisions as indicated above.

Retail

Revenue for the year ended March 31, 2002 from the Company's Hip Coin retail division was $5.6 million compared to $5.8 million for the 15 months ended March 31, 2001. The business was negatively impacted by reduced traffic at movie theatre and entertainment complex locations where the Company's equipment is located, due to the tragic events of September 11, 2001. For the year ended March 31, 2002, Hip Coin's pre-tax operating loss after other costs (as described below), amortization and interest expense was $3.0 million compared to a loss of $0.9 million for the 15 months ended March 31, 2001. Included in the loss of $3.0 million for fiscal 2002, the

Company recorded other costs totaling $3.0 million including, a write down of its video game equipment and provisions for terminated consulting contracts and non-productive assets. Consequently, on an ongoing basis, the Company's Hip Coin business operated at a break even.

The Company sold its Microplay franchising business on January 9, 2002. Microplay had revenue to January 9, 2002 of $1.0 million, compared to $1.9 million for the 15 months ended March 31, 2001. Microplay's pre-tax operating loss after amortization was $1.2 million for the year ended March 31, 2002 compared to a break even for fiscal 2001. The continuing losses of this business were the underlying factor in Management's decision to sell the Canadian assets and exit the franchising business.

Interactive Media

On March 28, 2002, the Company approved a formal plan of disposal in connection with its Interactive Media segment effective March 31, 2002. Subsequent to year-end, the Company sold the assets of Elecplay.com Productions Inc., the Company's television production business. The remaining operations were closed by June 30, 2002. Losses from the discontinued Interactive Media business segment for the year ended March 31, 2002 totaled $1.3 million. Loss on discontinuance of Interactive Media operations amounted to $0.9 million. Although Management feels that it gained a wealth of knowledge and experience in this sector, it nonetheless did not feel it appropriate to continue investing in this area, especially given the lack of profitable models and consumer acceptance.

Corporate General and Administrative Expenses

Corporate general and administrative expenses were $4.3 million for the year ended March 31, 2002 compared to $3.1 million for the 15 months ended March 31, 2001. The increase of $1.2 million was primarily due to incremental expenditures relating to the Company's corporate head office including: salaries and benefits, bank charges relating to the new loan facility, insurance, audit, legal and statutory reporting. Management is focused on reducing overhead costs and, during the year, commenced a review of all head office costs and anticipates that the benefit of these cost reduction efforts will be recognized in 2003.

Interest Expense

Interest expense was $1.6 million for the year ended March 31, 2002 versus $0.8 million for the 15 months ended March 31, 2001 as average bank borrowings and capital lease obligations have increased to finance the Company's growth.

Amortization

Amortization of capital assets was $1.8 million for the year ended March 31, 2002 compared to $1.7 million for fiscal 2001.

Effective April 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accounts Handbook Section 3062 with respect to accounting for goodwill. Under the new standard, goodwill is no longer to be amortized, but is to be subject to an annual evaluation to determine if an impairment in value has occurred. Such evaluation is based on an analysis of profitability projections by reporting unit and the associated underlying fair values.

Under the transitional provisions of the standard, the Company identified its reporting units and performed impairment tests on the goodwill associated with each of the reporting units. The Company completed the initial step of the transitional impairment test of its Goodwill as of April 1, 2001 in accordance with the standard and determined that based on an assessment of the fair values of the Goodwill relating to its Interactive Media and Microplay reporting units compared to the carrying values, a Goodwill impairment loss is required. The Company completed the final step of the transitional impairment test and the resulting impairment loss of $7.4 million was charged to opening deficit as at April 1, 2001 in accordance with the standard.

Income Taxes
An income tax recovery of $2.1 million was recorded for the year ended March 31, 2002 compared to an income tax expense of $3.7 million for the 15 months ended March 31, 2001.

Effective October 9, 2001, the Company amalgamated its discontinued business, Operational Excellence Inc., with its wholly-owned subsidiary, Hip Interactive Canada Inc. Income tax loss carry-forwards of Operational Excellence and current losses relating to the discontinuance of Operational Excellence's business operations have been recognized in the accounts as a reduction to current income taxes payable. During the year, the Company recognized a current income tax benefit amounting to approximately $1.6 million relating to the tax losses of Operational Excellence.

Net Earnings and Earnings Per Share
Net loss for the year ended March 31, 2002 was $2.5 million, or $0.06 per basic and diluted share, compared to loss of $3.5 million, or $0.09 per basic and diluted share, for the 15 months ended March 31, 2001.

Loss from continuing operations for fiscal 2002 was $0.4 million or $0.01 per basic and diluted share compared to earnings from continuing operations of $0.9 million or $0.02 per basic and diluted share for the 15-month period ended March 31, 2001.

LIQUIDITY AND CAPITAL RESOURCES

During the fiscal year ended March 31, 2002, Hip used cash of $1.3 million. The Company funded its growth primarily with internally generated cash flow and increased supplier credit limits. Bank indebtedness decreased by $1.6 million during the year.

The Company's working capital requirements are provided by internally generated cash flow and a $30 million credit facility with its asset-based lender, Congress Financial Corporation (Canada). Management believes that in addition to its credit facility with Congress Financial, the Company will generate adequate amounts of cash to maintain capacity and to provide for planned growth.

In January and February 2002, Hip completed a private placement of 5,687,214 units ("Units") raising gross proceeds of approximately $4.4 million. Each Unit consisted of one common share and one-half of a common share purchase warrant, at a price of $0.75 per Unit (except for 755,000 Units sold to "insiders" of Hip at a price of $0.80 per Unit). Each whole common share purchase warrant is exercisable for one common share at an exercise price of $0.94 per share for 18-months from the date of issue. In connection with the private placement, the Company issued 337,205 brokers warrants entitling such brokers (consisting of Jennings Capital Inc., CIBC World Markets Inc. and Jones, Gable & Company Limited) to acquire 337,205 common shares of Hip, at $0.75 per share, until January 23, 2004.

Capital expenditures were $2.0 million in 2002, compared to $1.7 million during fiscal 2001. Capital expenditures are forecast to be approximately $2.0 million for the fiscal year ending March 31, 2003, including $0.8 million to be invested in a new Enterprise Resource Planning (ERP) system.

Balance Sheet
As at March 31, 2002, the Company had assets of $74.6 million compared to $83.8 million as at March 31, 2001. Shareholders' equity was $30.8 million as at March 31, 2002 compared to $35.5 million as at March 31, 2001. The decrease in total assets was principally due to decreases in Goodwill of $7.4 million resulting from the Goodwill impairment charge previously discussed and fixed asset write downs of Hip Coin's video arcade equipment totaling $2.0 million.

The accounts receivable balance as at March 31, 2002 was $19.9 million (35 days outstanding) compared to $18.8 million (37 days outstanding) as at March 31, 2001.

As at March 31, 2002, total inventory on hand was $22.2 million (with inventory turning at 11.4 times) compared to $22.7 million last year (turning 7.5 times).

Accounts payable as at March 31, 2002 was $35.9 million (representing approximately 35 days outstanding) compared to $30.7 million (39 days outstanding) as at March 31, 2001.

Risk Factors
All references to "Hip" or the "Company" below shall be deemed to include Hip and its subsidiary companies.

Dependence on Key Suppliers
The Company relies on a limited number of suppliers for its video game and software products. There can be no assurance that these suppliers, many of which have significantly greater financial and marketing resources than Hip, will not refuse to supply Hip, and independently market their products which compete with Hip's products in the future or will not otherwise discontinue their relationships with or support of the Company. The failure of the Company to maintain its existing relationships, or to establish new relationships in the future, could have a material adverse effect on the Company's business, results of operations and financial condition.

Fluctuations in Operating Results
Operating results could be adversely affected by general economic and other conditions beyond the control of Hip. Gross margins relating to Hip's distribution business have been historically narrow, which increases the impact of variations in costs on operating results. Hip may not be able to adequately adjust its cost structure in a timely fashion in response to a sudden decrease in demand. A significant portion of Hip's selling and general and administrative expense is comprised of personnel, facilities and costs of invested capital. In the event of a significant decline in revenues, Hip may not be able to exit facilities, reduce personnel, or make other significant changes to its cost structure without significant disruption to its operations or without significant termination and exit costs. Management may not be able to implement such actions, if at all, in a timely manner to offset an immediate shortfall in revenues and gross profit.

Technology
The markets for Hip's products are characterized by rapid technological advances, evolving industry standards and frequent new product introductions and enhancements. The introduction of products embodying new technologies and the emergence of new industry standards could render Hip's existing inventory of products obsolete and unmarketable. There can be no assurance that Hip will respond effectively to market or technological changes or compete successfully in the future. Hip's future success will depend upon its ability to enhance its current inventory of products to introduce new products that keep pace with technological developments, to respond to evolving end-users requirements and to achieve market penetration.

Dependence on Key Personnel
The success of Hip is dependent on members of its senior management team. The experience of this team will be a contributing factor to Hip's success and growth. The loss of one or more of the members of the management team would have a material adverse effect on Hip's operations and business prospects.

Risks Associated with Product Returns: Price Protection
Consistent with industry practice in certain circumstances, the Company allows retailers and end users to return products for credits toward the purchase of additional products. In addition, the Company's promotional activities include free trial and satisfaction guaranteed offers. Competitors' promotional or other activities could cause returns to increase sharply at any time. Further, the Company expects that the rate of product returns could increase above historical levels to the extent that the Company introduces new versions. Although the Company provides allowances for anticipated returns, exchanges and price protection obligations, and believes its existing policies have resulted in the establishment of allowances that are adequate, there can be no assurance that such product return, exchange and price protection obligations will not exceed such allowances in the future and as a result will not have a material adverse effect on future operating results. This is particularly true since the Company seeks to continually introduce new and enhanced products and is likely to face increasing price competition.

Foreign Exchange Risk
Most of Hip's purchases of inventory are denominated in U.S. dollars whilst a majority of its revenue is generated in Canadian dollars. Operating results could be adversely affected by foreign exchange rate fluctuations beyond the control of Hip.

Product Concentration
Hip has significant revenues from a relatively few number of products. The introduction of new products and product enhancements by Hip or its competitors, changes in pricing policies by Hip or its competitors and general economic conditions may have a material adverse effect on Hip's revenues.

Competition
Hip faces competition from other companies that supply similar products to those of Hip through similar distribution channels. Such competition may result in reduced revenue and reduced margins, or both. Hip may be competing with larger, better-capitalized companies that may be better able to respond to shifts in the marketplace than Hip.

Future Capital Requirements
In order for Hip to implement its growth strategy, it may require additional equity and debt financing in order to make acquisitions and will be dependent upon its ability to raise capital in the future. There can be no assurance that current or additional financing will be available on terms acceptable to Hip, or at all. If adequate funds are not available or are not available on acceptable terms, Hip may not be able to take advantage of opportunities. If conventional sources of capital are unavailable, Hip may need to seek alternative financing in order to meet its growth strategy, which may not be available, and if available, may result in dilution to Hip's then existing shareholders and may be otherwise on terms unfavourable to Hip.

Potential Volatility of Stock Price
Factors such as quarterly fluctuations in results of operations and announcements of new products by video game platform manufacturers or the entry into the market of a significant competitor may cause the market price of the Common Shares to fluctuate substantially. Industry specific fluctuations in the stock market may adversely affect the market price of the Common Shares regardless of Hip's operating performance and there can be no assurance that the price of the Common Shares will remain at current levels.

Risks Related to Possible Acquisitions
Hip may expand its operations or product offerings through the acquisition of additional businesses, products or technologies. There can be no assurance that Hip will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses, products or technologies into Hip without substantial expenses, delays or other operational or financial problems. Furthermore, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel, unanticipated events or circumstances and legal liabilities, some or all of which could have a material adverse effect on Hip's business, results of operations and financial condition. In addition, there can be no assurance that acquired businesses, products or technologies, if any, will achieve anticipated revenues and income. Acquisitions could also result in dilution where equity securities are issued. The failure of Hip to manage its acquisition strategy successfully could have a material adverse effect on Hip's business, results of operations and financial condition.

RECENTLY ISSUED ACCOUNTING STANDARDS
For the 2003 fiscal year, the Company will adopt the Canadian Institute of Chartered Accountants (CICA) new standard (Section 3870) on the recognition, measurement and disclosure of stock-based compensation and other stock based payments made in exchange for goods and services. This standard is effective for fiscal years beginning on or after January 1, 2002. The Company does not anticipate a material effect on its 2003 fiscal year financial position or results of operations from implementing CICA Section 3870 on stock-based compensation.



HIP INTERACTIVE CORP.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of the shareholders of Hip Interactive Corp. (the "Corporation") will be held at The Toronto Stock Exchange Conference Centre, The Exchange Tower, 2 First Canadian Place, Toronto, Ontario on Thursday, August 22, 2002 at 4:30 p.m. (Toronto time), for the following purposes:

1. To receive and consider the annual report to the shareholders, the annual consolidated financial statements of the Corporation for the fiscal year ended March 31, 2002 and the report of the auditor thereon;

2. To elect directors;

3. To appoint an auditor and to authorize the directors to fix the auditor's remuneration;

4. To consider and, if thought appropriate, to pass, with or without variation, a special resolution (the "Change of Registered Office Resolution") authorizing the change of registered office of the Corporation from anywhere within the Municipality of Metropolitan Toronto to anywhere within the Regional Municipality of Peel; and

5. To transact such other business as may properly come before the Meeting or any adjournment thereof.

This notice is accompanied by a form of proxy and a Management Information Circular.

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy. To be valid, forms of proxy must be deposited with the Corporation or its transfer agent, Equity Transfer Services Inc., 120 Adelaide St. W., Suite 420, Toronto, Ontario M5H 4C3 by 5:00 p.m. (Toronto time) on Tuesday, August 20, 2002 or with the Chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof.

DATED at Toronto, Ontario the 2nd day of July, 2002.

BY ORDER OF THE BOARD

Arindra Singh
Chief Executive Officer & President

FORM: 1 | Company Name: HIP INTERACTIVE CORP. Stock Symbol: HP

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**50,010,077**
ADD:	Stock Options Exercised	nil	
	Share Purchase Plan	n/a	
	Dividend Reinvestment Plan	n/a	
	Exercise Warrants	nil	
	Private Placement	nil	
	Conversion	nil	
	Other Issuance (provide description)	nil	
SUBTRACT:	Issuer Bid Purchase	nil	
	Redemption	nil	
	Other Cancellation (provide description)	nil	
	Closing Issued and Outstanding Share Balance*		**50,010,077**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not canceling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

A.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
NAME OF PROGRAM: N/A		
Opening Reserve for Share Purchase Plan / Agreement		
Additional Shares Listed Pursuant to the Plan (ADD)		
Shares Issued from Treasury (SUBTRACT)		
Closing Reserve for Share Purchase Plan		

B.

Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
NAME OF PROGRAM: N/A		
Opening Reserve for Dividend Reinvestment Plan		
Additional Shares Listed Pursuant to the Plan (ADD)		
Shares Issued (SUBTRACT)		
Closing Reserve for Dividend Reinvestment Plan		

C.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS				
Stock Option Plan and / or Agreement				
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**				
Stock Options Outstanding — Opening Balance				**6,009,868**
Options Granted: (ADD)				
Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
				nil
			SUBTOTAL	**0**

Options Exercised: (SUBTRACT)
Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
			SUBTOTAL	***nil***

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	**nil**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT)
If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc/Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
June 29, 2002	Geoff Rison	Dec. 19/99	Dec.19/04	$1.00	50,000
June 29, 2002	Geoff Rison	Jan. 12/00	Jan. 12/05	$2.05	37,500
June 30, 2002	Chris Astolfo	Dec. 19/99	Dec.19/04	$1.00	25,000
				SUBTOTAL	**112,500**
Stock Option Outstanding — Closing Balance					**5,897,368**

D.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
Shares Reserved (for Stock Option Plan)		
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		7,520,259
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	0	
Stock Appreciation Rights (SUBTRACT)	0	
Closing Share Reserve Balance at end of period		**7,520,259**

All information reported in this Form is for the month of June 2002.

Filed on behalf of the Company by: (please enter name and direct phone or email)	
NAME	JENNIFER LEE
PHONE / EMAIL	905-362-3760 ex.277 jlee@hipinteractive.com
DATE	July 5, 2002

FORM: 1 | **Company Name: HIP INTERACTIVE CORP.** **Stock Symbol: HP**

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**50,010,077**
ADD:	Stock Options Exercised	nil	
	Share Purchase Plan	n/a	
	Dividend Reinvestment Plan	n/a	
	Exercise Warrants	nil	
	Private Placement	nil	
	Conversion	nil	
	Other Issuance (provide description)	nil	
SUBTRACT:	Issuer Bid Purchase	nil	
	Redemption	nil	
	Other Cancellation (provide description)	nil	
	Closing Issued and Outstanding Share Balance*		**50,010,077**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not canceling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM: N/A		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
B.	NAME OF PROGRAM: N/A		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

C.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS	
Stock Option Plan and / or Agreement	
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**	
Stock Options Outstanding — Opening Balance	**5,662,868**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
May 1, 2002	Farrell MacDonald	May 1, 2007	$0.55	15,000
May 29, 2002	Arindra Singh	May 29, 2007	$0.69	670,000
May 29, 2002	Val Panisales	May 29, 2007	$0.69	3,000
May 29, 2002	Jodi Werner	May 29, 2007	$0.69	3,000
			SUBTOTAL	**691,000**

Options Exercised: (SUBTRACT)

Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
			SUBTOTAL	**nil**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	**nil**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT)

If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc/Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
May 31, 2002	Nic Cavis	Apr 20, 2001	Apr 20/06	$0.74	30,000
May 31, 2002	Mason Copeland	Feb. 8, 2000	Feb. 8/05	$2.95	20,000
May 31, 2002	Patrick Enair	Aug 18, 2000	Aug 18/05	$1.80	6,000
May 31, 2002	eSklar Inc.	Apr 18, 2000	Apr 18/05	$1.50	45,000
May 31, 2002	Denis Gregoire	Mar 21, 2001	Mar 21/06	$0.83	3,000
May 31, 2002	Art Grenier	Jun 8, 2000	Jun 8/05	$2.20	5,000
May 31, 2002	Sam Howard	Apr 18, 2000	Apr 18/05	$1.50	50,000
May 31, 2002	Sam Howard	May 7, 2001	May 7/06	$0.79	25,000
May 31, 2002	Sam Howard	May 14, 2001	May 14/06	$0.79	25,000
May 31, 2002	Kailash Patel	May 24, 2000	May 24/05	$2.05	15,000
May 31, 2002	Kailash Patel	Aug 18, 2000	Aug 18/05	$1.80	5,000
May 31, 2002	Alton McEwan	Aug 18, 2000	Aug 18/05	$1.80	20,000

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.					
Date of Canc/Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
May 31, 2002	Chad McFarlin	Nov 15, 2000	Nov 15/05	$1.16	25,000
May 31, 2002	Rick McMullen	Oct 26, 2000	Oct 26/05	$1.36	10,000
May 31, 2002	Sean Miller	Nov 15, 2000	Nov 15/05	$1.16	2,000
May 31, 2002	Clifford Richler	Aug 18, 2000	Aug 18/05	$1.80	15,000
May 31, 2002	Greg Struckett	Jan 12, 2000	Jan 12/05	$2.05	5,000
May 31, 2002	Tommy Telarico	Nov 15, 2000	Nov 15/05	$1.16	20,000
May 31, 2002	Rob Wilson	Nov 15, 2000	Nov 15/05	$1.16	3,000
May 31, 2002	C. John Woodburn	Aug 18, 2000	Aug 18/05	$1.80	15,000
				SUBTOTAL	**344,000**
Stock Option Outstanding — Closing Balance					**6,009,868**

D.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
Shares Reserved (for Stock Option Plan)		
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		7,520,259
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	0	
Stock Appreciation Rights (SUBTRACT)	0	
Closing Share Reserve Balance at end of period		**7,520,259**

All information reported in this Form is for the month of May 2002.

Filed on behalf of the Company by: (please enter name and direct phone or email)		
NAME	JENNIFER LEE	
PHONE / EMAIL	905-362-3760 ex.277	jlee@hipinteractive.com
DATE	June 10, 2002	

Hip Interactive Corp.

Consolidated Financial Statements
March 31, 2002 and 2001

Financial Statement Responsibility

Management is responsible for the preparation of the accompanying financial statements and all other information contained in the Annual Report. The financial statements have been prepared in conformity with Canadian generally accepted accounting principles, which involve management's best estimates and judgments based on available information.

Management maintains a system of internal accounting controls designed to provide reasonable assurance that transactions are authorized, assets are safeguarded, and financial records are reliable for preparing financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board is assisted in exercising its responsibilities through the Audit Committee of the Board. The Committee meets periodically with management and the independent auditors to satisfy it that management's responsibilities are properly discharged and to recommend approval of the consolidated financial statements to the Board.

PricewaterhouseCoopers serves as the Company's auditors. PricewaterhouseCoopers' report on the accompanying consolidated financial statements follows. Their report outlines the extent of their examination as well as an opinion on the financial statements.

Arindra Singh
President and Chief Executive Officer

Peter Lee
Chief Financial Officer

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
Mississauga Executive Centre
One Robert Speck Parkway
Suite 1100
Mississauga, Ontario
Canada L4Z 3M3
Telephone +1 905 949 7400
Facsimile +1 905 949 7415

May 24, 2002

Auditors' Report

To the Shareholders of
Hip Interactive Corp.

We have audited the consolidated balance sheets of **Hip Interactive Corp.** as at March 31, 2002 and 2001 and the consolidated statements of operations, deficit and cash flows for the periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2002 and 2001 and the results of its operations and its cash flows for the periods then ended in accordance with Canadian generally accepted accounting principles.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants

Hip Interactive Corp.

Consolidated Balance Sheets

As at March 31, 2002 and 2001

(in thousands of dollars)

	2002 $	2001 $
Assets		
Current assets		
Cash and cash equivalents	637	1,891
Accounts receivable	19,937	18,834
Inventory	22,237	22,670
Prepaids and other assets	346	995
Future income taxes (note 13)	3,381	716
Current assets of discontinued operations (note 8)	120	1,102
Current portion of notes receivable (note 3)	486	-
	47,144	46,208
Notes receivable (note 3)	1,405	-
Property and equipment (note 4)	6,393	8,080
Future income taxes (note 13)	1,797	1,939
Goodwill (note 5)	17,818	19,840
Long-term assets of discontinued operations (note 8)	70	6,943
Portfolio investment (note 9)	-	755
	74,627	83,765
Liabilities		
Current liabilities		
Bank indebtedness (note 6)	4,177	5,758
Accounts payable and accrued liabilities	35,942	30,681
Income taxes payable	77	3,748
Current portion of capital lease obligations (note7)	1,271	961
Current liabilities of discontinued operations (note 8)	276	2,482
Provision for loss on discontinued operations (note 8)	1,186	1,771
Advances from shareholders	-	725
	42,929	46,126
Capital lease obligations (note 7)	684	334
Future income taxes (note 13)	199	1,041
Long-term liabilities of discontinued operations (note 8)	-	585
Minority interest	-	225
	43,812	48,311
Shareholders' Equity		
Capital stock (note 11)	38,162	33,367
Other equity (note 11)	3,621	5,570
Contributed surplus (note 11)	2,450	-
Deficit	(13,418)	(3,483)
	30,815	35,454
	74,627	83,765

Commitments and contingencies (note 14)

Approved by the Board of Directors

T. Fenton (signed) Director

T. Cosentino (signed) Director

Hip Interactive Corp.

Consolidated Statements of Operations

(in thousands of dollars, except per share amounts)

	Year ended March 31, 2002 $	Period from January 1, 2000 to March 31, 2001 $
Sales	280,303	193,956
Cost of sales	253,570	169,168
Gross profit	26,733	24,788
Expenses		
Selling, general and administrative	20,678	15,943
Other (note 9)	5,148	-
Interest - net	1,621	807
Amortization of property and equipment	1,764	1,690
Amortization of goodwill	-	1,600
	29,211	20,040
(Loss) earnings from continuing operations before income taxes and minority interest	(2,478)	4,748
Income tax (recovery) provision (note 13)	(2,111)	3,706
Minority interest	-	96
(Loss) earnings from continuing operations for the period	(367)	946
Discontinued operations (note 8)	(2,157)	(4,410)
Net loss for the period	(2,524)	(3,464)
Basic and diluted (loss) earnings per share from continuing operations (note 10)	(0.01)	0.02
Basic and diluted net loss per share (note 10)	(0.06)	(0.09)

Hip Interactive Corp.
Consolidated Statements of Deficit

(in thousands of dollars)

	Year ended March 31, 2002 $	Period from January 1, 2000 to March 31, 2001 $
Deficit - Beginning of period	3,483	19
Net loss for the period	2,524	3,464
Goodwill impairment (note 5)	7,411	-
Deficit - End of period	13,418	3,483

Hip Interactive Corp.

Consolidated Statements of Cash Flows

(in thousands of dollars)

	Year ended March 31, 2002 $	Period from January 1, 2000 to March 31, 2001 $
Cash provided by (used in)		
Operating activities		
Net loss for the period	(2,524)	(3,464)
Items not affecting cash		
Amortization of property and equipment	1,764	1,690
Writedown of property and equipment	2,015	-
Writedown of portfolio investment	755	-
Amortization of goodwill	-	1,600
Loss on sale of PC At Home	240	-
Loss on sale of Microplay assets	478	-
Future income taxes	(3,330)	(1,574)
Other non-cash items	(77)	-
Loss on discontinued operations	2,157	4,410
	1,478	2,662
Net change in non-cash working capital balances (note 17)	(825)	(11,655)
	653	(8,993)
Financing activities		
(Repayments) advances from shareholders	(725)	121
Capital lease obligation advances (repayments)	245	(2,002)
Issuance of Common Shares - net of share issue costs	4,087	9,665
(Decrease) increase in bank indebtedness	(1,581)	5,758
(Decrease) increase in minority interest	(225)	96
	1,801	13,638
Investing activities		
Purchase of property and equipment	(2,022)	(1,661)
Proceeds on sale of assets	205	-
Long-term receivable	(1,891)	-
Investing activities of discontinued operations	-	(1,268)
Acquisition of subsidiaries	-	(6,176)
Purchase of portfolio investments	-	(755)
	(3,708)	(9,860)
Decrease in cash and cash equivalents	(1,254)	(5,215)
Cash and cash equivalents - Beginning of period	1,891	7,106
Cash and cash equivalents - End of period	637	1,891

Supplementary cash flow information (note 17)

(in thousands of dollars)

1 The Company

On December 9, 1999, Hip Interactive Corp. (Hip), a private company formed pursuant to the laws of the Province of Ontario in July 1999, and ASI Internet Inc. (ASI), an inactive public company, which was formed pursuant to the laws of the Province of Ontario on December 21, 1995, amalgamated and continued operations as one corporation, pursuant to the Ontario Business Corporations Act, under the name Hip Interactive Corp. (the Company).

During the period from December 9, 1999 to September 30, 2000, the Company acquired twelve companies and organized them into four reportable business segments as follows:

Company	Date acquired	Products
Distribution		
Softek International Inc. (c)	December 9, 1999	PC, video games and accessories
SJS Group Ltd. (c)	March 24, 2000	Console video games, hardware and accessories
Phoenix Home Entertainment Inc. (c)	June 30, 2000	Console video games, hardware and accessories
PC At Home Entertainment Corp. (c)	March 31, 2000	Multi-media and CD ROM
Retail		
Microplayground Entertainment Inc. (a)	December 9, 1999	Coin-operated video game and amusement equipment provider
Canadian Amusement Machines Ltd. (a)	September 7, 2000	Coin-operated video game and amusement equipment provider
Arcade Kiddie Ride Co., Limited (a)	September 30, 2000	Coin-operated video game and amusement equipment provider
Microplay Entertainment and Video Centres Inc. (d)	December 9, 1999	Franchisor of retail specialty stores selling video game and PC software
Interactive media (e)		
Gamesmania Inc. (c)	December 9, 1999	Interactive entertainment E-zine
Software Online Inc. (c)	December 9, 1999	Software and video games E-tailing
Elecplay.com Productions Inc.	August 17, 2000	Developer and producer of television and Internet content
E-commerce solutions		
Operational Excellence Inc. (b)	December 9, 1999	E-commerce solutions provider and website developer

(in thousands of dollars)

a) On January 1, 2001, Canadian Amusement Machines Ltd. and Arcade Kiddie Ride Co., Limited were amalgamated with Microplayground Entertainment Inc. and continued as Microplayground Entertainment Inc.

b) In February 2001, the Company decided to discontinue the business of Operational Excellence Inc.

c) On April 1, 2001, the Company sold its 51% interest in PC At Home Entertainment Corp. (PC At Home) and, on the same date, amalgamated Softek International Inc. (Softek), SJS Group Ltd. (SJS), Phoenix Home Entertainment Inc., Gamesmania Inc. and Software Online Inc. into its wholly owned subsidiary, Hip Interactive Canada Inc.

d) On January 8, 2002, the Company sold substantially all of the assets of its wholly owned subsidiary, Microplay Entertainment and Video Centres Inc.

e) On March 31, 2002, the Company discontinued its Interactive Media segment comprised of the businesses formally carried on by Gamesmania Inc., Software Online Inc. and Elecplay.com Productions Inc. (Elecplay). Subsequent to the year-end, the Company sold the assets of Elecplay.

Consequently, as of April 1, 2002, the ongoing businesses of the Company consist of its video and PC game distribution business and its coin-operated video game and amusement equipment operations.

2 Summary of significant accounting policies

Accounting principles

These consolidated financial statements are prepared in conformity with Canadian generally accepted accounting principles.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The most significant estimates included in these financial statements are the valuations of accounts receivable and inventory, carrying value of goodwill, provision for customer returns and allowances, and accrued liabilities. Actual results could differ from those estimates.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. At March 31, 2002, the principal subsidiaries of the Company include Hip Interactive Canada Inc. and Microplayground Entertainment Inc.

Portfolio investments

Long-term portfolio investments are accounted for on the cost basis. The carrying values of the investments are written down to net realizable value if there is a loss of value that is considered to be other than temporary.

(in thousands of dollars)

Inventory

Inventory is comprised of finished goods and is recorded at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

Property and equipment

Property and equipment are stated at the lower of acquisition cost and net recoverable amount. Amortization is provided at the following methods and rates:

Office equipment and furniture	20% to 30%	declining balance
Computer equipment	30%	declining balance
Computer equipment under capital lease	30%	declining balance
Computer software	30% to 100%	declining balance
Video game equipment	5 to 8 years	straight-line
Video game equipment under capital lease	5 to 8 years	straight-line
Leasehold improvements	life of lease	straight-line

Goodwill

Goodwill represents the excess at the date of acquisition of the purchase consideration over the fair market value of the net identifiable assets acquired.

Effective April 1, 2001, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants (CICA) Handbook Section 3062 with respect to accounting for goodwill. Under this method, goodwill will no longer be amortized but will be subject to an annual evaluation to determine if an impairment in value has occurred. Such evaluation is based on comparing the fair value of the reporting unit to the fair value of goodwill, determined by completing an allocation of the fair value of the reporting unit to all recognized and unrecognized assets resulting in a notional fair value of goodwill which is compared to the carrying value. Where it is determined that the carrying value of goodwill for a particular reporting unit exceeds its fair value, the resulting goodwill impairment loss is recorded. Prior to this new recommendation, the Company amortized goodwill on a straight-line basis over periods varying between ten and twenty years.

Under the transitional provisions of the standard, a transitional goodwill impairment test was carried out, and the resultant impairment in the carrying value of goodwill was recorded as a charge to opening deficit (note 5).

Revenue recognition

Revenue from distribution sales of video and PC games, hardware and related accessories sold by the Company's distribution operations is recognized when the products are shipped, the price is fixed or determinable and collection is reasonably assured. Provisions for the estimated level of returns and rebates, based on historical experience, are recorded at the time the revenue is recognized as a reduction in revenue.

Revenue from coin-operated video centres is recognized on a cash basis.

(in thousands of dollars)

Cost of sales

Included in cost of sales are rebates received from suppliers, which are recorded as earned based on contractual arrangements with suppliers.

Foreign currency translation

Transactions denominated in foreign currencies are translated using the temporal method. Under the temporal method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheets dates, whereas other non-monetary assets and liabilities are translated at monthly average rates prevailing at the respective transaction dates. Revenue and expenses are translated at monthly average rates prevailing throughout the year, except for amortization, which is translated at exchange rates prevailing when the related assets were acquired. Exchange gains and losses are reflected in the statements of operations.

Future income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined based on the differences between the financial reporting and income tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws. Valuation allowances are established, where necessary, to reduce future tax assets to the amounts expected to be realized.

Stock options issued to service providers

Stock options issued to service providers are recorded at their fair value at the date of grant. This amount is charged to operations over the periods in which services are rendered.

Stock option plan

The Company has a stock-based compensation plan. No compensation expense is recognized for this plan when shares and share options are granted to employees. Any consideration paid by employees for the purchase of shares or the exercise of share options is credited to share capital. If shares or share options are repurchased from employees, the excess consideration paid over the carrying amount is charged to deficit.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing the earnings (loss) for the period by the weighted monthly average number of Common Shares outstanding during the period, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted earnings per share are calculated in a manner similar to basic earnings per share, except the weighted average shares outstanding are increased to include potential Common Shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants and on the as if converted method for convertible securities.

(in thousands of dollars)

3 Notes receivable

	$
Microplay (a)	877
PC At Home (b)	651
Putting Edge (c)	363
	1,891
Less: Current portion	486
	1,405

a) On January 7, 2002, the Company sold substantially all of the assets of its wholly owned subsidiary, Microplay Entertainment and Video Centres Inc. (Microplay), for proceeds totalling $1,305 comprised of cash consideration of $205 and a promissory note receivable for the balance payable in annual instalments of $150 per annum over the next four years with the balance payable at the end of year five. The promissory note bears interest at 5% per annum and is secured by a general security agreement over the Microplay assets. The Company may receive additional consideration of up to $250 by November 2003, based on the purchaser achieving certain revenue thresholds related to the acquired assets. Additional contingent consideration has not been recognized and will be recorded, when received, as a gain on sale. Accordingly, the Company realized a loss on disposal of $478 (note 9).

b) Effective April 1, 2001, the Company sold its 51% interest in PC At Home to its previous owners for proceeds totalling $709 (US$450), realizing a loss of $240 (note 9). The proceeds consist of a promissory note receivable payable in annual instalments over the next two years, which bears interest at the U.S. prime rate and is secured by personal guarantees from the purchasers.

c) During the year, the Company advanced $400 to a company owned 50% by a director of Hip. The loan is repayable over a period of 30 months, bears interest at 10% per annum and is unsecured.

(in thousands of dollars)

4 Property and equipment

			2002
	Cost **$**	**Accumulated amortization** **$**	**Net** **$**
Office equipment and furniture	1,026	(323)	703
Computer equipment	1,154	(289)	865
Computer equipment under capital lease	435	(80)	355
Computer software	274	(199)	75
Video game equipment	4,263	(2,549)	1,714
Video game equipment under capital lease	2,875	(671)	2,204
Leasehold improvements	700	(223)	477
	10,727	(4,334)	6,393

			2001
	Cost **$**	**Accumulated amortization** **$**	**Net** **$**
Office equipment and furniture	880	(216)	664
Computer equipment	679	(277)	402
Computer equipment under capital lease	478	(72)	406
Computer software	522	(145)	377
Video game equipment	4,732	(677)	4,055
Video game equipment under capital lease	1,753	(218)	1,535
Leasehold improvements	780	(139)	641
	9,824	(1,744)	8,080

(in thousands of dollars)

5 Goodwill

Under the new recommendations of CICA Handbook Section 3062, the Company completed the initial step of the transitional impairment test of its goodwill as of April 1, 2001 in accordance with the standard and determined that, based on an assessment of the fair values of the goodwill relating to its Interactive Media and Microplay reporting units compared to the carrying values, a goodwill impairment loss was required. The Company completed the final step of the transitional impairment test and the resulting impairment loss of $7,411 was charged to opening deficit as at April 1, 2001 in accordance with the standard.

Summarized financial information in respect of the adoption of the new standard is as follows:

	Distribution $	Retail $	Total continuing operations $	Discontinued $	Total $
Balance - March 31, 2001	13,554	6,286	19,840	4,823	24,663
Transitional impairment	-	(2,588)	(2,588)	(4,823)	(7,411)
Additions	884	-	884	-	884
Other impairment	-	(318)	(318)	-	(318)
Balance - March 31, 2002	14,438	3,380	17,818	-	17,818

	Year ended March 31, 2002 $	Period ended March 31, 2001 $
Reported net loss	(2,524)	(3,464)
Goodwill amortization	-	1,600
Adjusted net loss	(2,524)	(1,864)
Net loss per share basic and diluted	(0.06)	(0.09)
Reported goodwill amortization per share	-	0.04
Adjusted basic and diluted net loss per share	(0.06)	(0.05)

(in thousands of dollars)

6 Bank indebtedness

On May 14, 2001, the Company entered into a new three-year committed revolving loan facility, the maximum amount being the lesser of:

a) $30,000; and

b) an amount equal to the sum of:

i) 75% of SJS and Softek eligible accounts receivable less than 90 days old, plus;

ii) the lesser of (a) 50% of the value of SJS and Softek finished goods held for resale or (b) 80% of the liquidation value of such finished goods or (c) the sum of $10,000; less

iii) any availability reserves that the lender may determine.

In addition, the Company has a $5,000 credit facility available for use for acquisitions.

The loan bears interest at the bank's prime rate plus 0.5% per annum and is secured by a general security agreement with a first charge against all of the assets of the Company.

As at March 31, 2002, the Company has utilized $4,177 of the $30,000 line of credit. The Company has not drawn on the $5,000 acquisition credit facility.

7 Obligations under capital leases

The Company has entered into leasing agreements for computer equipment and video game equipment. The following is a summary of the future minimum lease payments under these capital leases expiring at various dates, together with the present balance of the obligations:

	Continuing operations $	Discontinued operations $
2003	1,271	119
2004	539	-
2005	92	-
2006	30	-
2007	23	-
	1,955	119
Less: Current portion	1,271	119
	684	-

The capital leases bear interest at varying rates between 7.5% to 13.0% and are secured by the related equipment.

Hip Interactive Corp.

Notes to Consolidated Financial Statements

March 31, 2002 and 2001

(in thousands of dollars)

8 Discontinued operations

On March 28, 2002, the Company approved a formal plan of disposal in connection with its Interactive Media segment. Subsequent to year-end, the Company sold the assets of Elecplay and management intends to wind down the remaining operations by June 30, 2002.

In February 2001, the Company decided to discontinue the operations of Operational Excellence Inc.

As a result, at March 31, 2002 and 2001, the operations related to these businesses were accounted for as discontinued operations and have been segregated in the consolidated financial statements.

The results associated with the discontinued operations are summarized as follows:

			2002			2001
	Interactive Media $	Operational Excellence Inc. $	Total $	Interactive Media $	Operational Excellence Inc. $	Total $
Revenue	3,712	-	3,712	1,295	5,447	6,742
Loss from discontinued operations (1)	1,254	-	1,254	1,133	1,506	2,639
Loss on discontinuance of operations (2)	903	-	903	-	1,771	1,771
Discontinued operations	2,157	-	2,157	1,133	3,277	4,410
Cash and cash equivalents	-	26	26	-	70	70
Accounts receivable	77	-	77	427	141	568
Inventory	-	-	-	-	8	8
Prepaids and other assets	-	17	17	377	79	456
Current assets of discontinued operations	77	43	120	804	298	1,102
Property and equipment	70	-	70	1,433	687	2,120
Goodwill	-	-	-	4,823	-	4,823
Long-term assets of discontinued operations	70	-	70	6,256	687	6,943
Accounts payable and accrued liabilities	9	148	157	786	1,378	2,164
Current portion of capital lease obligations	119	-	119	138	180	318
Current liabilities of discontinued operations	128	148	276	924	1,558	2,482
Long-term liabilities of discontinued operations	-	-	-	231	354	585
Provision for loss on discontinued operations	451	735	1,186	-	1,771	1,771

(1) net of tax of $647 (2001 - $792)
(2) net of tax of $343 (2001 - $nil)

(in thousands of dollars)

9 Other expenses

Included in other expenses in the statements of operations are the following items:

	$
Writedown of Microplayground video game equipment	2,015
Writedown of portfolio investment	755
Loss on disposal of Microplay	478
Provision for severance costs (1)	1,056
Aborted acquisition costs	292
Loss on disposal of PC At Home	240
Head office relocation and other	312
	5,148

1) During the year, the Company terminated certain consulting contracts, which have been included in the provision for severance costs.

10 Loss per share

The calculation of basic and diluted loss per share from continuing operations is as follows:

	March 31, 2002		
	Loss $	Weighted average number of shares 000's	Per share amount $
Basic loss per share from continuing operations	(367)	43,460	(0.01)
Effect of dilutive securities			
Options	-	409	-
Series A preference shares which are convertible	-	1,360	-
Diluted loss per share from continuing operations			
Income available to common shareholders	(367)	45,229	(0.01)
Basic loss per share	(2,524)	43,460	(0.06)
Effect of dilutive securities			
Options	-	409	-
Series A preference shares which are convertible	-	1,360	-
Diluted loss per share	(2,524)	45,229	(0.06)

(in thousands of dollars)

	March 31, 2001		
	Earnings (loss) $	**Weighted average number of shares 000's**	**Per share amount $**
Basic earnings per share from continuing operations	946	36,946	0.02
Effect of dilutive securities			
Warrants	-	594	-
Options	-	1,132	-
Series A preference shares which are convertible	-	1,280	-
Diluted earnings per share from continuing operations			
Income available to common shareholders	946	39,952	0.02
Basic loss per share	(3,464)	36,946	(0.09)
Effect of dilutive securities			
Warrants	-	594	-
Options	-	1,132	-
Series A preference shares which are convertible	-	1,280	-
Diluted loss per share	(3,464)	39,952	(0.09)

Warrants to purchase 5,734,425 (2001 - 3,829,880) Common Shares and options to purchase 3,737,634 (2001 - 739,000) were outstanding during the period but were excluded from the calculations of diluted earnings per share due to their anti-dilutive effect. 3,859,898 (2001 - 5,219,720) series A preference shares were excluded as they are considered contingently issuable and will only be included once necessary conditions have been satisfied.

(in thousands of dollars)

11 Capital stock

Authorized
An unlimited number of Common Shares
An unlimited number of preference shares, issuable in series
6,500,000 series A preference shares, non-voting, not entitled to dividends and have no preference over the Common Shares

Issued

	2002 $	2001 $
50,010,077 (2001 - 42,577,459) Common Shares	38,162	33,367
Other equity		
2,907,820 warrants issued in connection with the private placement (ii)	529	-
337,205 broker warrants issued in connection with the private placement (ii)	112	-
250,000 warrants issued in connection with acquisition of Gamesmania Inc. which expire on December 9, 2002	339	339
2,239,400 compensation warrants in connection with December 9, 1999 financing (a)	1,757	1,757
6,500,000 series A preference shares convertible into Common Shares to be issued in connection with acquisition (notes 18(a) and (iii))	884	1,024
2,850,800 common share purchase warrants issued in connection with Class A special warrants (i)	-	1,934
189,540 non-transferrable special brokers' warrants (i)	-	176
600,000 warrants issued in connection with acquisition of Phoenix Home Entertainment Inc. (note 18(c))	-	340
	3,621	5,570
Contributed surplus		
2,850,800 common share purchase warrants issued in connection with Class A special warrants (i)	1,934	-
189,540 non-transferrable special brokers' warrants (i)	176	-
600,000 warrants issued in connection with acquisition of Phoenix Home Entertainment Inc. (note 18(c))	340	-
	2,450	-

a) Comprised of 730,000 which expire on December 9, 2002 and 1,509,400 which expire on December 9, 2003

(in thousands of dollars)

Issued and outstanding

	Number of Common Shares	$
Balance - January 1, 2000	32,744,064	19,970
Issued on conversion of Class A and B special warrants	3,790,800	7,343
SJS acquisition (note 18(a))	3,000,000	2,837
Phoenix acquisition (note 18(c))	2,500,000	2,673
Canadian Amusement Machines Ltd. (note 18(e))	325,000	314
Brokers' warrants exercised	51,719	37
Common Shares issued in connection with services	25,000	50
Options exercised	140,876	143
Balance - March 31, 2001	42,577,459	33,367
Issued in connection with private placement (ii)	5,815,639	3,538
Issued on conversion of series A preference shares (iii)	1,280,280	1,024
Issued to employees	315,000	211
Options exercised	21,699	22
Balance - March 31, 2002	50,010,077	38,162

i) Effective March 24, 2000, the Company issued and sold, on a private placement basis, 2,850,800 Class A special warrants, pursuant to a special warrant indenture. The Class A special warrants were issued at a price of $2.67 for gross proceeds of $7,612. The special warrant indenture entitled the holder to one Common Share and one common share purchase warrant, which were exercised on June 28, 2000 for no additional consideration. Each common share purchase warrant entitles the holder to purchase one Common Share at a purchase price of $2.85. The common share purchase warrants, fair valued at $1,934, expired unexercised.

Pursuant to an underwriting agreement dated March 24, 2000, the Company also issued 940,000 Class B special warrants at a price of $2.67 for gross proceeds of $2,510. All of the Class B special warrants were exercised on March 24, 2000 and entitled the holder, for no additional consideration, to one Common Share.

In connection with the March 24, 2000 agreements, the underwriters received an aggregate of 189,540 non-transferable special brokers' warrants of the Company. The fair value attributed to the non-transferable special brokers' warrants was $176. The special broker warrants expired unexercised.

Class A and Class B special warrants are recorded net of cash and non-cash costs of $1,307, net of tax benefit of $462.

(in thousands of dollars)

ii) On January 23 and February 21, 2002, the Company issued and sold, on a private placement basis, 5,687,214 Units and 128,425 Units, respectively. Each Unit consisted of one Common Share and one-half of one common share purchase warrant, at a price of $0.75 per unit, except for 755,000 Units issued and sold to "insiders" of the Corporation at a price of $0.80 per Unit. Each whole common share purchase warrant is exercisable for one Common Share at an exercise price of $0.94 per share to July 23, 2003 and August 21, 2003, respectively.

The purchase price allocated to the 5,815,639 Common Shares was $3,538 (net of issue costs of $290) and the purchase price allocated to the 2,907,820 common share purchase warrants was $529 (net of issue costs of $43). In connection with the private placement, the Company issued 337,205 broker warrants at the same time. The fair value attributed to the broker warrants was $112. As at year-end, all of the warrants remain outstanding. Cash and non-cash costs associated with the private placement were approximately $333, net of tax benefit of $114.

iii) The series A preference shares are convertible into Common Shares of the Company, on a one-for-one basis, for no additional consideration based on SJS achieving an earnings target for each period up to and including March 31, 2004, but only if SJS achieves pre-tax earnings in excess of $4,000 for each of the 12-month periods ended March 31, 2003 and $5,000 for the period from April 1, 2004 to March 31, 2004. Preference shares are convertible into one Common Share for every $2.00 of pre-tax period earnings in excess of the base amounts. Any unconverted series A preference shares at March 31, 2004 will be repurchased and cancelled by the Company for the sum of $1. At March 31, 2002, 1,359,822 (2001 - 1,280,280) series A preference shares became convertible to Common Shares as a result of SJS earnings performance. Accordingly, the carrying value of goodwill and of the series A preference shares was increased by $884 (2001 - $1,024) based on the closing price of the Company's Common Shares on March 31, 2002 of $0.65 (2001 - $0.80).

As the additional contingent consideration for periods after March 2002 cannot be reasonably estimated at this time, it will be recorded as an adjustment to goodwill and to the carrying value of the series A preference shares in the period that the shares are earned.

(in thousands of dollars)

12 Stock option plan

Under the terms of the stock option plan, the Company may grant options to directors, officers, employees and consultants of the Company. The maximum number of shares reserved for issuance under the plan is 8,000,000 (2001 - 6,000,000) shares. The exercise price of options issued under the plan equals the five-day weighted average closing market price of the underlying shares calculated for the five-day trading period prior to the date of the grant. Options vest one-third immediately upon the grant, one-third on the first anniversary of the grant and the final third on the second anniversary of the grant. Unless otherwise stipulated, options expire on the fifth anniversary of the date of the grant.

At March 31, 2002, 2,695,466 Common Shares are reserved for issuance under the stock option plan.

	2002		2001	
	Shares (in thousands)	**Weighted average exercise price $**	**Shares** (in thousands)	**Weighted average exercise price $**
Outstanding - Beginning of period	4,522	1.42	2,004	1.00
Granted	1,809	0.81	2,935	1.66
Exercised	(22)	1.19	(141)	1.02
Forfeited	(1,005)	1.28	(276)	1.33
Outstanding - End of period	5,304	1.21	4,522	1.42
Options vested at period-end	3,543	1.30	1,364	1.42

The following table summarizes information about fixed stock options outstanding at March 31, 2002.

Range of exercise prices $	**Number outstanding at March 31, 2002**	**Weighted average remaining contractual life (years)**	**Weighted average exercise price $**	**Number vested at March 31, 2002**	**Options exercisable - weighted average exercise price $**
$0.50 to $0.99	1,629,400	4.15	0.78	567,467	0.78
$1.00 to $1.49	2,351,134	2.47	1.06	1,945,300	1.05
$1.50 to $1.99	755,000	3.06	1.67	503,333	1.67
$2.00 to $2.49	184,000	1.76	2.06	142,333	2.06
$2.50 to $2.99	385,000	2.98	2.58	385,000	2.58

(in thousands of dollars)

13 Income taxes

	2002 $	2001 $
(Loss) earnings from continuing operations before income taxes and minority interest	(2,478)	4,748
Combined basic federal and provincial income tax rate	40%	44%
Expected income tax expense	(991)	2,089
Non-deductible expenditures		
Goodwill	-	796
Other items non-deductible for tax purposes	452	418
Change in valuation allowance	(1,739)	230
Rate adjustment due to change in substantively enacted rates	115	173
Other	52	-
Income tax (recovery) provision	(2,111)	3,706

As at March 31, 2002, the Company has available losses for tax purposes that may be used to reduce taxable income in future years, which expire as follows:

	$
2006	164
2007	2,142
2008	7,074
2009	2,543

The significant components of future income tax assets and liabilities are summarized as follows:

	2002 $	2001 $
Future income tax assets		
Share issue costs	495	703
Non-capital loss carry-forwards	4,455	4,262
Provisions	644	-
Capital losses	155	-
Difference in net book value compared to unamortized capital cost	(199)	(1,041)
Valuation allowance	(571)	(2,310)
Net future income tax assets	4,979	1,614

The valuation allowance decreased by $1,739 during 2002. Realization of the future tax benefit is dependent upon many factors, including the Company's ability to generate taxable income within the loss carry-forward periods.

(in thousands of dollars)

The current year's provision is comprised of the following:

	2002 $	2001 $
Current	115	4,094
Future	(2,226)	(388)
Income tax (recovery) provision	(2,111)	3,706

14 Commitments and contingencies

a) Lease commitments

The Company is obligated to make future minimum annual lease payments under operating leases for vehicles, office equipment and premises, excluding taxes, as follows:

	$
2003	1,031
2004	1,046
2005	895
2006	404
Thereafter	-
	3,376

b) Contingencies

During the normal course of business, there are various claims and proceedings that have been or may be instituted against the Company. The disposition of the matters that are pending or asserted, for which provision has not already been made, is not expected by management to have a material adverse effect on the financial position of the Company or its results of operations. Loss sustained, if any, will be recorded in the statements of operations in the year such loss is determinable.

(in thousands of dollars)

15 Related party transactions

The following table summarizes the Company's related party transactions during the year and balances at the end of the year. The transactions are in the normal course of operations and have been carried out on the same terms as would apply with unrelated parties.

	2002 $	2001 $
Consulting fees paid to Directors for services rendered (1)	174	25
Contractual obligations including stock options granted to Directors of the Company for consulting agreements terminated on March 31, 2002 (1)	611	-
Video game equipment under capital leases from a company owned (50%) by a Director		
Lease payments made during the year (1)	252	315
Obligation - at end of the year	770	528
Amounts advanced to a company owned (50%) by a Director of the Company		
Amounts advanced	400	-
Note receivable - at end of the year (note 3(c))	363	-

1) Included in selling, general and administrative expenses

(in thousands of dollars)

16 Segmented information

Management has determined that there are two reportable segments: distribution and retail. Distribution consists of the reselling of video and PC games, hardware and related accessories. Retail is comprised of the operation of amusement games. Substantially all external sales are to customers located in Canada and all property and equipment and goodwill are related to Canadian operations.

Previously, the Company reported three reportable segments (of which one was discontinued) and, accordingly, the prior year's comparatives have been restated.

				Year ended March 31, 2002
	Distribution $	Retail $	Corporate $	Total $
Sales	273,727	6,576	-	280,303
Gross profit	23,571	3,162	-	26,733
Selling, general and administrative	12,785	3,626	4,267	20,678
Other	-	2,938	2,210	5,148
Interest	-	-	1,621	1,621
Amortization	740	838	186	1,764
	13,525	7,402	8,284	29,211
Earnings (loss) before income tax	10,046	(4,240)	(8,284)	(2,478)
Income tax recovery	-	-	2,111	2,111
Earnings (loss) from continuing operations	10,046	(4,240)	(6,173)	(367)
Discontinued operations	-	-	(2,157)	(2,157)
Net earnings (loss) for the period	10,046	(4,240)	(8,330)	(2,524)
Assets				
Continuing operations	42,937	3,625	27,875	74,437
Discontinued operations	-	-	-	190
	42,937	3,625	27,875	74,627
Capital expenditures and goodwill	931	1,091	884	2,906

(in thousands of dollars)

Major suppliers

Approximately 36% (2001 - 32%) of the Company's purchases relate to products manufactured and published by one company.

	Period from January 1, 2000 to March 31, 2001			
	Distribution **$**	**Retail** **$**	**Corporate** **$**	**Total** **$**
Sales	186,233	7,723	-	193,956
Gross profit	20,773	4,015	-	24,788
Selling, general and administrative	8,915	3,882	3,146	15,943
Interest	-	-	807	807
Amortization	420	981	289	1,690
Amortization of goodwill	-	-	1,600	1,600
	9,335	4,863	5,842	20,040
Earnings (loss) before income tax and minority interest	11,438	(848)	(5,842)	4,748
Minority interest	-	-	(96)	(96)
Income tax provision	-	-	(3,706)	(3,706)
Earnings (loss) from continuing operations	11,438	(848)	(9,644)	946
Discontinued operations	-	-	(4,410)	(4,410)
Net earnings (loss) for the period	11,438	(848)	(14,054)	(3,464)
Assets				
Continuing operations	42,873	6,903	25,944	75,720
Discontinued operations	-	-	-	8,045
	42,873	6,903	25,944	83,765
Capital expenditures and goodwill	13,438	3,109	1,024	17,571

(in thousands of dollars)

17 Supplementary cash flow information

Net changes in non-cash working capital amounts relating to operations:

	2002 $	2001 $
Accounts receivable	(1,103)	(3,579)
Inventory	433	(13,202)
Prepaids and other assets	649	(649)
Accounts payable and accrued liabilities	5,261	6,321
Income taxes payable	(3,671)	2,442
Note payable	-	(348)
Operating activities of discontinued operations	(2,394)	(2,640)
	(825)	(11,655)

Supplementary disclosures of cash flow information:

	2002 $	2001 $
Interest paid	1,298	1,368
Income taxes paid	3,784	802
Shares issued for services	211	50
Other equity issued in connection with private placement, acquisitions and series A preference shares	1,525	5,570

(in thousands of dollars)

18 Business acquisitions

During the period ended March 31, 2001, the Company completed the following acquisitions, which have been accounted for using the purchase method of accounting. For each of the acquisitions, the results of operations are included in the Company's consolidated statements of operations for the period since each of the respective acquisitions.

a) On March 24, 2000, the Company acquired all the issued and outstanding shares of SJS, a distributor of video games and related hardware. The total purchase price of $10,827 is summarized as follows:

	$
Cash payment	7,900
Issuance of 3,000,000 Common Shares	2,837
Issuance of 6,500,000 series A preference shares (note 11(iii))	-
Costs of acquisition and assumption of other liabilities	90
	10,827

The purchase price was allocated as follows:

	$
Cash acquired	2,048
Non-cash working capital	2,060
Property and equipment	493
Assumption of liabilities	(2,739)
Goodwill	8,965
	10,827

b) On March 31, 2000, the Company purchased 51% of the issued and outstanding shares of PC At Home, distributor of multi-media and CD-ROM titles in Latin America, the Caribbean and the United States Hispanic market, for cash consideration of $nil plus acquisition costs of $24 and the agreement to provide ongoing financial assistance in the form of shareholder loans.

The purchase price was allocated as follows:

	$
Cash acquired	254
Non-cash working capital	130
Assumption of liabilities	(230)
Minority interest	(130)
	24

(in thousands of dollars)

On April 1, 2001, the Company sold its interest in PC At Home and recorded a loss on disposition of $240.

c) On June 30, 2000, the Company purchased all the issued and outstanding shares of Phoenix Home Entertainment Inc., a distributor of video games software, hardware and related accessories, for consideration of 2,500,000 Common Shares of the Company valued at $2,673 and 600,000 warrants. Each warrant entitles the holders to purchase one Common Share at $3.00 per share, exercisable at any time up to December 31, 2001, and valued at $340. The warrants expired unexercised.

The purchase price was allocated as follows:

	$
Cash acquired	32
Non-cash working capital deficiency	(184)
Property and equipment	172
Assumption of liabilities	(20)
Goodwill	3,013
	3,013

d) On August 17, 2000, the Company purchased all the issued and outstanding shares of Elecplay.com Productions Inc., a developer and producer of television and Internet content for worldwide distribution, for consideration of 39,265 Common Shares of Operational Excellence Inc. (a wholly owned subsidiary of the Company) valued at $3,000. As a result, the Company's interest in this subsidiary has been reduced and the Company has recognized a dilution gain from the issuance of these shares totalling $2,246, which has been included in loss from discontinued operations.

The purchase price was allocated as follows:

	$
Non-cash working capital deficiency	(24)
Property and equipment	227
Assumption of liabilities	(17)
Goodwill	2,814
	3,000

During fiscal 2001, the Company decided to discontinue the business of Operational Excellence Inc. (note 8).

(in thousands of dollars)

e) On September 7, 2000, the Company purchased all the issued and outstanding shares of Canadian Amusement Machines Ltd., a coin-operated video game and amusement equipment provider, for consideration of 325,000 Common Shares of the Company valued at $314.

The purchase price was allocated as follows:

	$
Cash acquired	73
Non-cash working capital deficiency	(223)
Property and equipment	1,577
Other long-term liabilities	(1,048)
Future income tax liability	(65)
	314

f) On September 30, 2000, Canadian Amusement Machines Ltd. purchased all the issued and outstanding shares of Arcade Kiddie Ride Co., Limited, an arcade kiddie rides' provider, for cash consideration of $500.

The purchase price was allocated as follows:

	$
Cash acquired	37
Non-cash working capital deficiency	(14)
Property and equipment	787
Future income tax liability	(310)
	500

19 Financial instruments

a) Credit risk

The Company's financial instruments that are exposed to concentration of credit risk consist primarily of accounts receivable. The Company performs ongoing credit evaluations of its customers' financial condition.

b) Fair value of financial instruments

Financial instruments are initially recorded at historical cost. If subsequent circumstances indicate that a decline in the fair value of a financial asset is other than temporary, the financial asset is written down to its fair value. Unless otherwise indicated, the fair values of the financial instruments approximate their recorded amounts. The fair values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate recorded amounts because of the short period to payment or receipt of cash.

(in thousands of dollars)

20 Subsequent event

Subsequent to year-end, the Company filed a normal course issuer bid to purchase its own Common Shares for cancellation.

21 Comparative figures

Certain of the prior year's figures have been reclassified to conform to the current year's presentation.

FOR IMMEDIATE RELEASE June 3, 2002

HIP INTERACTIVE CORP. REPORTS 44% GROWTH IN ANNUAL SALES

as Company announces Audited Fiscal 2002 Annual Results

	Year ended March 31, 2002 as reported	Year ended March 31, 2002 Ongoing operations	15 months ended March 31, 2001 as reported
Sales	280.3	279.3	194.0
Gross profit	26.7	25.9	24.8
Selling, general and administrative expenses	20.7	17.0	15.9
Other expenses	5.1	--	--
Interest	1.6	1.6	0.8
Amortization of property and equipment	1.8	1.7	1.7
Amortization of goodwill	--	--	1.6
	29.2	20.3	20.0
(Loss) earnings from continuing operations before income taxes and minority interest	**(2.5)**	**5.6**	**4.7**
Income tax (recovery) provision	(2.1)	1.8	3.7
(Loss) earnings from continuing operations for the year	**(0.4)**	**3.8**	**1.0**
Discontinued operations	(2.1)	-	(4.4)
Net (loss) earnings for the year	(2.5)	3.8	(3.5)
Basic and diluted earnings per share			
(Loss) earnings from continuing operations	(0.01)	0.09	0.02
(Loss) earnings from continuing and discontinued operations	(0.06)	0.09	(0.09)

Hip Interactive Corp. (TSE:HP) – Further to Hip's news release dated May 23, 2002 wherein Hip announced its preliminary, unaudited year-end results, today Hip released final audited results for the year ended March 31, 2002. Sales for fiscal 2002 were $280.3 million, an increase of 44% over fiscal 2001 sales of $194.0 million. Net loss from continuing operations was $0.4 million with basic and diluted loss per share from continuing operations of $0.01, and the net loss from continuing and discontinued operations for the year was $2.5 million or $0.06 per share on both a basic and diluted basis.

The Company believes that, in addition to net income from continuing operations and net loss from continuing and discontinued operations, net earnings from ongoing operations is a useful financial performance measurement for assessing the Company's operating performance to March 31, 2002, as it provides investors with an additional basis to evaluate the Company's operating performance for the year. Although the Company believes that presenting results from its ongoing operations provides investors with useful additional information, such non-GAAP earnings measures do not have any standardized meaning prescribed by GAAP and therefore the Company's method of calculating net earnings from ongoing operations may differ from the methods that would be used by other companies. As a result, net earnings from ongoing operations disclosed here might not be comparable to other similarly titled measures disclosed by other companies.

The ongoing operations of Hip are comprised of the distribution of video game software, video game hardware, PC games, video game accessories, movies, and the operation of video arcade equipment in retail locations, movie theatres and entertainment complexes. In addition, Hip publishes and licenses software titles and manufactures and distributes its proprietary line of video game accessories, Hip Gear. For the Company's ongoing operations, earnings for the year were $3.8 million or $0.09 per share on both a basic and diluted basis.

In order to determine earnings from ongoing operations the following items have been excluded from the reported results:

1. Operating losses of Microplay, a business sold in January 2002.
2. Certain costs and expenses totaling $1.8 million, which principally include, write-offs of non-productive assets and consulting fees paid during the year to contractors under contractual agreements which were terminated on March 31, 2002.
3. Other expenses totaling $5.1 million, include write-down of fixed assets, write-down of portfolio investment, loss on disposal of Microplay, provision for severance costs, aborted acquisition costs, loss on disposal of PC At Home and head office relocation costs.
4. Income tax recoveries totaling $3.9 million.

In summary, a reconciliation between net loss from continuing and discontinued operations and net earnings from ongoing operations is set out below:

Fiscal 2002 Summary Statement of Earnings		$ millions	Earnings (loss) per share
Net loss for the year, as reported		(2.5)	(0.06)
Loss related to Discontinued operations		2.1	0.05
Loss from continuing operations, as reported		(0.4)	(0.01)
Losses of Microplay	(1)	1.2	0.03
Certain costs & expenses	(2)	1.8	0.04
Other expenses	(3)	5.1	0.11
Tax effect on (1), (2) and (3) above		(2.4)	(0.05)
Benefit of income tax losses recognized		(1.5)	(0.03)
Earnings from ongoing operations		3.8	0.09

Arindra Singh, President and Chief Executive Officer of Hip commented, "Fiscal 2002 was a transitional year for Hip. We have closed or exited all our non-core, non-profitable businesses, strengthened our Balance Sheet, provided against all non-performing assets and reduced costs in our ongoing operations. We have conducted a detailed review of all of the Company's assets, including inventory. As we have been conservative in our approach, we believe that we have fully provided for all potential future issues relating to our March 31, 2002 balance sheet items. In summary, we are encouraged by the strong results of the Company's ongoing operations, which have outperformed our expectations for 2002. Consequently, after all of the write-offs and provisions recorded in fiscal 2002 and with the continuing support of our suppliers, customers and institutional lender, Hip has a solid financial foundation from which it can capitalize on the significant growth expected in the industry over the next few years. As such, we anticipate significant earnings growth for fiscal 2003."

Focusing on Core Business to Reap Benefits of Industry Cycles

The video game industry is in the early stages of a multi-year growth period. Hip experienced some of the benefits of this growth with Sony's launch of its PlayStation2 in October 2000 and the subsequent revenue related to console software and accessories. The launch of Microsoft's Xbox and Nintendo's Game Cube consoles in the Fall of 2001 was the next milestone in the electronic entertainment industry and Hip believes it will see the direct benefits from these consoles in fiscal 2003 when the sale of software and accessories related to those consoles is expected to show strong growth. Hip will continue to focus on its core business of distribution in the videogame, PC game, movie and video arcade industries in order to fully capitalize on this growth and management believes the Company is in an excellent position to do so.

Improving Corporate Governance

Over the past twelve months, Hip has undergone several management adjustments. Specifically, in October 2001, Hip appointed Mr. Arindra Singh to the position of President and Chief Executive Officer and Mr. Peter Lee joined the Company as its Chief Financial Officer. Both of these appointments reflected the Company's commitment to building the best team to create a cost efficient organization and manage the Company's growth resulting from the current industry growth. As well, in response to recently released revised guidelines issued by The Toronto Stock Exchange with respect to corporate governance, the Company will present to its shareholders for approval at its upcoming Annual and General Meeting a new slate of Directors. The changes

proposed are undertaken to improve the mix of professionals on Hip's Board, particularly in the areas of financial accounting, investment banking and electronic entertainment industry experience. By strengthening the Board, management believes the Company will increase its market visibility and ultimately enhance shareholder value through improved strategic guidance in the face of rapid industry growth and future business opportunities.

Co-founder and Chairman Morey Chaplick commented, "As a co-founder of Hip Interactive and a significant shareholder, I am extremely pleased with the direction the Company has taken over the past twelve months. I am particularly encouraged by management's heightened emphasis on corporate governance."

HIP WILL HOST AN INVESTOR CONFERENCE CALL AT 10:00 A.M. (TORONTO TIME) ON WEDNESDAY, JUNE 5, 2002 TO REVIEW THE COMPANY'S FINANCIAL RESULTS AND GUIDANCE ON FUTURE PROSPECTS OF THE COMPANY. LISTENERS SHOULD CALL 416-640-4127 (LOCAL) OR 888-881-4892 (LONG DISTANCE). A REPLAY OF THE CALL WILL BE AVAILABLE FROM ONE HOUR AFTER THE CONFERENCE CALL UNTIL MIDNIGHT (TORONTO TIME), WEDNESDAY, JUNE 12, 2002. TO ACCESS THE REPLY, CALL 416-640-1917 – PASSCODE 192611.

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading North American provider of PC and video games, movies, video arcade games, and proprietary games and accessories, branded as Hip Gear. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as all third party licensed video game software and accessories. Hip uses its distributibn business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and the distribution of proprietary video game accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP" and has 50,010,077 common shares issued and outstanding.

- 30 -

Hip Interactive Contacts

For investor and media inquiries, please contact: Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2358; EMAIL: jlee@hipinteractive.com

Hip Interactive Supplementary Financial and Operational Information

Sales (in $ millions)	Year ended March 31, 2002 as reported	15 Months ended March 31, 2001 as reported	% Increase (Decrease)
Video Game Software	$ 125.4	$ 90.8	38%
Console Hardware	89.0	48.6	84%
PC Software	34.2	31.4	17%
Accessories	16.6	9.6	73%
DVD Movies	5.9	-	
Publishing and Licencing	2.6	-	
Distribution	**273.7**	**180.4**	**52%**
Coin-Op Revenue	**5.6**	**5.7**	**(7%)**
Ongoing Operations	**279.3**	**186.1**	**50%**
Microplay Franchise Revenue	1.0	2.1	
PC At Home	-	5.8	
	$ 280.3	$ 194.0	

Video Game Software	North America[1]		Canada[1]		Hip Interactive	
Sales by Platform	Units	$ millions	Units	$ millions	Units	$ millions
Sony PlayStation 2	31,665,000	2,339.5	1,428,000	114.5	1,160,000	59.7
Sony PlayStation 1	49,118,000	1,701.1	2,021,000	71.3	1,144,000	20.0
Nintendo Gameboy Colour	23,759,000	914.2	1,900,000	78.3	300,000	7.7
Nintendo Gameboy Advance	10,091,000	553.2	960,000	54.3	269,000	12.5
Nintendo 64	14,605,000	865.8	758,000	51.0	185,000	5.0
Nintendo Gamecube	3,639,000	280.6	253,000	20.3	112,000	7.8
Microsoft Xbox	4,926,000	380.1	280,000	22.5	179,000	11.8
Sega Dreamcast software	n/a	n/a	n/a	n/a	71,000	0.9
Total	137,803,000	$7,034.5	7,600,000	$412.2	3,420,000	$125.4

(1) Source: International Data Group, March 2002 – numbers for 2001 calendar year

Hip's Top Selling Video Games in 2002	Platform	Publisher	Units Sold
Metal Gear Solid	Sony PS2	Konami	71,000
Grand Theft Auto 3	Sony PS2	Take 2	70,000
GT3: Gran Turismo 3	Sony PS2	Sony	39,000
WWF Smackdown Just Bring It On	Sony PS2	THQ	33,000
Rogue Leader: Rogue Squadron 2	Nintendo Game Cube	Lucas Arts	31,000

Hip's Top Selling PC Games in 2002	Publisher	Units Sold
Dark Age of Camelot	Vivendi Universal	24,000
Civilization III	Infogrames	20,000
Return to Castle Wolfenstein	Activision	19,000
Everquest Shadows of Luclin	Sony	14,000
Star Wars Galactic Battleground	Lucas Arts	14,000

Hip Interactive Balance Sheet Ratios	
Days sales in Accounts Receivable	36 days
Days purchases in Accounts Payable	36 days
Inventory Turnover	11.4 times
Total Debt (Average Borrowings) to Tangible Net Worth	1.1 : 1
Interest Coverage*	6.7 : 1
Total Debt (Average Borrowings) to EBITDA*	1.6 : 1

* based on EBITDA from Ongoing Operations

FORM: 1 | **Company Name: HIP INTERACTIVE CORP.** **Stock Symbol: HP**

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**50,010,077**
ADD:	Stock Options Exercised	nil	
	Share Purchase Plan	n/a	
	Dividend Reinvestment Plan	n/a	
	Exercise Warrants	nil	
	Private Placement	nil	
	Conversion	nil	
	Other Issuance (provide description)	nil	
SUBTRACT:	Issuer Bid Purchase	nil	
	Redemption	nil	
	Other Cancellation (provide description)	nil	
	Closing Issued and Outstanding Share Balance*		**50,010,077**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not canceling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM: N/A		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
B.	NAME OF PROGRAM: N/A		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS				
C. Stock Option Plan and / or Agreement				
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**				
Stock Options Outstanding — Opening Balance				**5,179,868**
Options Granted: (ADD)				
Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
Apr. 11, 2002	Morey Chaplick	Apr. 11, 2007	$0.64	150,000
Apr. 11, 2002	David Hill	Apr. 11, 2007	$0.64	150,000
Apr. 11, 2002	Arindra Singh	Apr. 11, 2007	$0.64	500,000
Apr. 26, 2002	Pascal Bourque	Apr. 26, 2005	$0.58	10,000
Apr. 26, 2002	Patrick Dery	Apr. 26, 2005	$0.58	10,000
			SUBTOTAL	**820,000**

Options Exercised: (SUBTRACT)

Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
			SUBTOTAL	**nil**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	**nil**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.					
Date of Canc/Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
April 5, 2002	McLellan Group	Apr. 5/00	Apr. 5/02	$1.75	20,000
April 8, 2002	Aaron Mooney	Nov. 15/00	Nov. 15/05	$1.16	12,000
April 8, 2002	Tavis Dunn	Nov. 15/00	Nov. 15/05	$1.16	12,000
April 8, 2002	Jules Grant	Nov. 15/00	Nov. 15/05	$1.16	8,000
April 8, 2002	Bonnie James	Nov. 15/00	Nov. 15/05	$1.16	8,000
April 8, 2002	Rob Koval	Nov. 15/00	Nov. 15/05	$1.16	4,000
April 8, 2002	Jules Grant	Feb. 27/01	Feb. 27/06	$1.08	17,000
April 8, 2002	Tavis Dunn	Feb. 27/01	Feb. 27/06	$1.08	13,000
April 8, 2002	Aaron Mooney	Feb. 27/01	Feb. 27/06	$1.08	13,000
April 22, 2002	Todd Mowat	Mar. 26/01	Mar. 26/06	$0.80	10,000
April 22, 2002	Todd Mowat	Dec. 19/99	Dec. 19/99	$1.00	20,000
April 29, 2002	Peter Young	Dec. 15/00	Dec. 15/05	$1.07	200,000
				SUBTOTAL	**337,000**
Stock Option Outstanding — Closing Balance					**5,662,868**

D.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
Shares Reserved (for Stock Option Plan)		
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		7,520,259
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	0	
Stock Appreciation Rights (SUBTRACT)	0	
Closing Share Reserve Balance at end of period		**7,520,259**

All information reported in this Form is for the month of April 2002.

Filed on behalf of the Company by: (please enter name and direct phone or email)	
NAME	JENNIFER LEE
PHONE / EMAIL	416-249-7555 ex.232 jlee@hipinteractive.com
DATE	May 9, 2002


EQUITY
TRANSFER
SERVICES INC.

May 29, 2002

Dear Sir or Madam:

RE: HIP INTERACTIVE CORP

We are pleased to confirm that a Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities to advise of the following for the above noted Company:

CUSIP – 404194 10 2

Type of Meeting – ANNUAL AND SPECIAL

Record Date – JULY 1, 2002

Mailing Date – JULY 18, 2002

Meeting Date – AUGUST 22, 2002

Yours Truly,
EQUITY TRANSFER SERVICES INC.

"Luisa Roberto"

Per: Luisa Roberto
Senior Officer, Client Services

SUITE 420
120 Adelaide Street West
TORONTO, ONTARIO
M5H 4C3
TELEPHONE (416) 361-0152
FAX: (416) 361-0470
EMAIL:
info@equitytransfer.com

Form 27

MATERIAL CHANGE REPORT

UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
(and analogous provisions of the Securities Act of Manitoba and Quebec)

ITEM 1 **Reporting Issuer:**

Hip Interactive Corp.
240 Superior Drive
Mississauga, Ontario
L5T 2L2

ITEM 2 **Date of Material Change**:

May 23, 2002

ITEM 3 **Press Release:**

May 23, 2002 - Toronto, Ontario, a copy of which press release is attached hereto as Schedule A.

ITEM 4 **Summary of Material Change:**

On May 23, 2002, Hip Interactive Corp. ("Hip" or the "Company") announced that, after consultation with Staff of the Ontario Securities Commission, it had amended the note disclosure contained in its previously filed interim financial statements for the period ended December 31, 2001 in order to address the requirements of the transitional provisions of Section 3062 of the CICA Handbook in respect of the treatment of Goodwill.

The Company also announced the preliminary results of its fiscal year ended March 31, 2002.

ITEM 5 **Full Description of Material Change**:

On May 23, 2002, Hip announced that, after consultation with Staff at the Ontario Securities Commission ("OSC") and in order to address the requirements of the new accounting standard contained in the CICA Handbook relating to the treatment of Goodwill, the Company had re-filed its interim financial statements for the three and nine month periods ended December 31, 2001. In respect of such re-filing, the Income and Cash Flow Statements for the three-month and nine-month periods ended

December 31, 2001 and the Balance Sheet as of December 31, 2001 did not require restatement.

The re-filing consisted solely of an inclusion of a note, in accordance with the CICA Accounting Standard, stating that the Company had determined that the stated value of Goodwill relating to its *Interactive Media* and *Microplay* reporting units was impaired as of April 1, 2001, and that the Company would recognize the impairment of that Goodwill during the fourth quarter of its fiscal year ended March 31, 2002. In accordance with the accounting pronouncement, an amount of approximately $7.4 million was charged against opening Deficit in Hip's preliminary unaudited financial statements for the year ended March 31, 2002.

Hip sought the advice of Staff of the OSC in respect of its accounting treatment of Goodwill, when the Company realized that it had not completed the first transitional Goodwill impairment test within six (6) months of adoption of the new CICA standard on Goodwill. Hip had adopted such standard as at April 1, 2001. Accordingly, as at October 1, 2001, management of the Corporation should have completed, but did not, the first transitional Goodwill impairment test as required by the CICA handbook.

In December 2001, the Company completed the transitional Goodwill impairment test in accordance with the CICA handbook and determined that a Goodwill impairment of approximately $7.4 million existed as at April 1, 2001. It was at that time that the Company failed to announce that a goodwill impairment existed. In addition, as at March 31, 2002, the twelve month period impairment test was completed by the Company and after giving effect to the $7.4 million impairment charge noted above, no further adjustment was determined necessary.

Unrelated to the impairment of Goodwill issue, Hip announced its preliminary financial statement results, subject to audit and board approval, for its fiscal year ended March 31, 2002 which results are more fully summarized in the attached press release.

ITEM 6 Reliance on Section 75(3) of the Act:

N/A

ITEM 7 **Omitted Information:**

N/A

ITEM 8 **Senior Officers:**

Arindra Singh
President & CEO
(905) 362-3760

ITEM 9 **Statement of Senior Officer:**

The foregoing accurately discloses the material changes referred to herein.

DATED at Toronto this 23rd day of May, 2002.

"Arindra Singh"
Arindra Singh
President & CEO

Schedule A

FOR IMMEDIATE RELEASE **May 23, 2002**

HIP INTERACTIVE CORP. REPORTS PRELIMINARY FISCAL 2002 ANNUAL RESULTS AND RE-FILES ITS FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2001

Hip Interactive Corp. (TSE:HP) announced today that, after consultation with the Staff of the Ontario Securities Commission and in order to address the requirements of the new accounting standard relating to the treatment of goodwill, it has re-filed its interim financial statements for the nine-month period ended December 31, 2001. The Income Statements for the three-month and nine-month periods ended December 31, 2001 and the Balance Sheet as of December 31, 2001 did not require restatement. The re-filing consisted of an inclusion of a note, in accordance with the accounting standard, stating that the Company had determined that the stated value of Goodwill relating to its Interactive Media and Microplay reporting units was impaired as of April 1, 2001, and that the Company would recognize the impairment of that Goodwill during the fourth quarter of its fiscal year ended March 31, 2002. During the quarter ended March 31, 2002, the Company sold its Microplay business and closed its Interactive Media operations. In accordance with the accounting pronouncement, an amount of $7.4 million has been charged against opening Deficit, as at April 1, 2001, in Hip's preliminary financial statements for the year ended March 31, 2002.

In addition, the Company announced preliminary results, subject to audit and Board approval, for its fiscal year ended March 31, 2002. Sales for fiscal 2002 were $280.3 million, an increase of 55% over fiscal 2001 sales of $181 million (on a comparable basis). Net loss from continuing operations was $0.4 million with basic and diluted loss per share from continuing operations of $0.01. Included in net loss from continuing operations were: (a) other costs and expenses amounting to $4.4 million (net of taxes) as described below (b) Microplay's after tax operating losses totaling $0.8 million to the date of sale of this operation, (c) after tax loss on disposal of the assets of Microplay of $0.5 million, and (d) benefit of income tax losses realized during the year of $1.5 million. Other costs and expenses include: losses on the disposal of the Company's PC@Home business, aborted acquisition costs, head office relocation costs, valuation write-downs of Microplayground's arcade video game equipment, write-down of the Company's portfolio investment in Yummy Interactive, write-off of other non-productive assets, provisions for severance costs for terminated employees and contractors and other exit costs. During the quarter ended March 31, 2002, Hip discontinued its Interactive Media operations and recorded an after-tax loss relating to the discontinuance of operations of $0.7 million. In addition, the Interactive Media business had after-tax operating losses of $1.0 million for the year. Consequently, the Company's net loss from continuing and discontinued operations was $2.1 million or $0.05 per share on both a basic and diluted basis.

The Company believes that, in addition to net income from continuing operations and net loss from continuing and discontinued operations, net earnings from ongoing operations is a useful financial performance measurement for assessing the Company's operating performance to March 31, 2002, as it provides investors with an additional basis to evaluate the Company's operating performance for the year. A reconciliation between net loss from continuing and discontinued operations and net earnings from ongoing operations is provided below. Such non-GAAP earnings measures do not have any standardized meaning prescribed by GAAP and therefore the Company's method of calculating net earnings from ongoing operations may differ from the methods that would be used by other companies. As a result, net

earnings from ongoing operations disclosed here might not be comparable to other similarly titled measures disclosed by other companies.

In summary, for fiscal 2002, the Company's results of operations can be summarized as follows:

	$ millions	**EPS**
Net earnings from ongoing operations	**3.8**	**0.09**
Other costs and expenses	(4.4)	(0.10)
Microplay after tax operating losses to the date of sale	(0.8)	(0.02)
Loss on sale of assets of Microplay	(0.5)	(0.01)
Benefit of income tax losses realized	1.5	0.03
Net loss from continuing operations	**(0.4)**	**(0.01)**
After tax losses of Interactive Media	(1.0)	(0.02)
Loss on discontinuance of Interactive Media	(0.7)	(0.02)
Net loss from continuing and discontinued operations	**(2.1)**	**(0.05)**

Arindra Singh, President and Chief Executive Officer of Hip commented, "Fiscal 2002 was a transitional year for Hip. We have closed or exited all our non-core, non-profitable businesses, strengthened our Balance Sheet, provided against all non-performing assets and reduced costs in our ongoing operations. We have conducted a detailed review of all of the Company's assets, including inventory. As we have been conservative in our approach, we believe that we have fully provided for all potential future issues relating to our March 31, 2002 balance sheet items. In summary, we are encouraged by the strong results of the Company's ongoing operations, which have outperformed our expectations for 2002. Consequently, after all of the write-offs and provisions recorded in fiscal 2002 and with the continuing support of our suppliers, customers and institutional lender, Hip has a solid financial foundation from which it can capitalize on the significant growth expected in the industry over the next few years. As such, we anticipate further earnings growth for fiscal 2003 and future fiscal periods."

Hip Interactive expects to release audited financial results in June 2002 and will announce a final date in that regard before the end of May 2002, at which time Management will also announce the date for its investor conference call and annual general meeting.

About Hip Interactive
Hip Interactive (www.hipinteractive.com) is one of North America's largest providers of PC and video games, accessories and video games sold through exclusive distribution arrangements. The company distributes all first party products including Sony, Microsoft and Nintendo hardware, software and accessories as well as third party video game software. Hip uses its video game distribution business to leverage into higher margin, higher growth areas of the video game industry, such as the manufacture and distribution of peripherals and exclusive distribution arrangements with publishers. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP" and has 50,010,077 common shares issued and outstanding.

– 30 --

Hip Interactive Contacts
For investor and media inquiries, please contact: Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2358; EMAIL: jlee@hipinteractive.com

::ODMA\PCDOCS\DOCS\1188137\3

Hip Interactive Corp.

Consolidated Balance Sheet
in $ thousands (unaudited)

	December 31, 2001 $	*March 31, 2001* $
Assets		
Current assets		
Cash and cash equivalents	6,142	1,891
Accounts and sundry receivables	55,483	19,260
Inventory	28,995	22,670
Prepaid expenses and other assets	3,400	1,372
Future income taxes	12	716
Current assets of discontinued operations	--	299
	94,032	46,208
Portfolio investments	755	755
Capital assets	10,009	9,514
Long term receivable	465	--
Long term assets of discontinued operations	--	687
Future income taxes	2,450	1,939
Goodwill	24,776	24,664
	132,487	83,767
Liabilities		
Current liabilities		
Bank indebtedness	22,210	5,758
Accounts payable and accrued liabilities	63,826	31,468
Income taxes payable	2,803	3,748
Current portion of capital lease obligations	1,300	1,099
Provision for loss on discontinued operations	749	1,771
Current liabilities of discontinued operations	174	1,557
Advances from shareholders	--	725
	91,062	46,126
Capital lease obligations	768	565
Future income taxes	861	1,043
Long-term liabilities of discontinued operations	--	354
Minority interest	--	225
	92,691	48,313
Shareholders' Equity		
Capital stock	33,694	33,367
Other equity	3,297	5,570
Contributed surplus	2,273	--
Retained earnings (deficit)	532	(3,483)
	39,796	35,454
	132,487	83,767

Hip Interactive Corp.

Consolidated Statement of Operations and Retained Earnings in $ thousands (unaudited)

	Three months ended December 31		*Nine months ended December 31*	
	2001	*2000*	*2001*	*2000*
	$	*$*	*$*	*$*
Sales	127,267	83,188	225,218	136,383
Cost of sales	114,895	74,573	200,548	119,277
Gross margin	12,372	8,615	24,670	17,106
Operating Expenses				
Selling, general and administrative costs	6,025	5,230	16,561	10,830
Cost of aborted acquisition	--	--	289	--
Loss on sale of PC At Home Entertainment	--	--	347	--
	6,025	5,230	17,197	10,830
Earnings from continuing operations before the undernoted	6,347	3,385	7,473	6,275
Interest	452	96	1,054	307
Amortization of capital assets	612	328	1,694	1,015
Amortization of goodwill	--	408	--	1,139
Earnings before income taxes	5,283	2,553	4,725	3,815
Income taxes	949	2,025	699	1,964
Future income taxes	31	(1,024)	11	(243)
	980	1,001	710	1,721
Earnings from continuing operations	4,303	1,552	4,015	2,094
Minority interest	--	17	--	(99)
Profit (loss) from discontinued operations	--	(67)	--	2,375
Net earnings for the period	4,303	1,502	4,015	4,370
Retained earnings (deficit) – beginning of period	(3,771)	2,996	(3,483)	128
Retained earnings – end of period	532	4,498	532	4,498

Earnings Per Share				
Weighted average number of common shares	44,037	42,519	43,034	39,387
Fully diluted weighted average number of common shares	45,026	47,248	44,023	44,116
Basic earnings per share from continuing operations before amortization of goodwill	$ 0.10	$ 0.05	$ 0.09	$ 0.08
Fully diluted earnings per share from continuing operations before amortization of goodwill	$ 0.10	$ 0.04	$ 0.09	$ 0.07
Basic earnings per share from continuing operations and from discontinued operations	$ 0.10	$ 0.04	$ 0.09	$ 0.11
Fully diluted earnings per share from continuing operations and from discontinued operations	$ 0.10	$ 0.03	$ 0.09	$ 0.10

Hip Interactive Corp.

Consolidated Statement of Cash Flows (unaudited)	*Three months ended December 31*		*Nine months ended December 31*	
Cash provided by (used in)	*2001* *$*	*2000* *$*	*2001* *$*	*2000* *$*
Operating activities				
Net earnings for the period	4,303	1,502	4,015	4,370
Items not affecting cash:				
Amortization of capital assets	612	328	1,694	1,015
Amortization of goodwill	--	408	--	1,139
Future income taxes	31	(1,024)	11	(243)
Loss (gain) on discontinued operations	--	30	--	(2,375)
Foreign exchange	32	12	(68)	(60)
	4,978	1,256	5,652	3,846
Changes in non-cash working capital balances:				
Accounts and sundry receivables	(26,175)	(26,364)	(36,224)	(31,889)
Inventory	(2,925)	(10,512)	(6,325)	(14,152)
Prepaid expenses and other assets	(1,666)	(997)	(2,028)	(1,325)
Accounts payable and accrued liabilities	29,974	32,129	32,358	42,423
Income taxes payable	(690)	1,861	(944)	1,080
Deferred revenue	--	(217)	--	45
Operating activities of discontinued operations	(366)	2,926	(2,105)	(1,533)
	3,130	82	(9,616)	(1,505)
Financing activities				
Advances from shareholders	--	112	(725)	(196)
Capital lease obligations	139	221	403	1,469
Issuance of common shares	100	(310)	215	(170)
Increase in bank indebtedness	2,692	4,523	16,452	4,523
Financing activities of discontinued operations	--	(13)	(354)	(13)
Increase (decrease) in minority interest	--	(17)	(225)	99
	2,931	4,516	15,766	5,712
Investing activities				
Purchase of capital assets	(925)	(708)	(1,502)	(2,889)
Long term receivable	47	--	(465)	--
Portfolio investments	--	(28)	--	(371)
Acquisition of subsidiaries	--	--	--	(2,725)
Investing activities of discontinued operations	--	(136)	--	(436)
	(878)	(872)	(1,967)	(6,421)
	5,183	3,726	4,183	(2,214)
Foreign exchange impact on cash held in foreign currency	(32)	(12)	68	60
Increase (decrease) in cash and cash equivalents	5,151	3,714	4,251	(2,154)
Cash and cash equivalents – Beginning of period	991	97	1,891	5,965
Cash and cash equivalents – End of period	6,142	3,811	6,142	3,811

Hip Interactive Corp.
Notes to Consolidated Financial Statements (unaudited)
December 31, 2001

Note 1: Significant Accounting Policies
These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a consistent basis with the annual consolidated financial statements of Hip Interactive Corp. (the "Company") for the year ended March 31, 2001, except as noted below. For a full description of accounting policies, refer to the Company's Annual Report for the year ended March 31, 2001. Certain comparative figures have been reclassified to conform to the current presentation. These financial statements do not include all of the disclosure required by generally accepted accounting principles applicable to annual financial statements.

Commencing April 1, 2001, the Company adopted the new recommendations of the CICA Handbook section 1751, Interim Financial Statements, which changes the requirements for the presentation and disclosure of interim financial statements and the accompanying notes.

Note 2: Goodwill
Commencing April 1, 2001, the Company adopted the new recommendations of CICA Handbook section 3062, Goodwill and Other Intangible Assets. Under the new standard, goodwill and other intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. Under the transitional provisions of the standard, the Company identified its reporting units and performed impairment tests on the net goodwill associated with each of the reporting units. The Company has completed the initial step of the transitional impairment test of its goodwill as of April 1, 2001 in accordance with the standard and has determined that, based on an assessment of the fair values of the goodwill relating to its Interactive Media and Microplay reporting units compared to the carrying values, a goodwill impairment loss would be required. The Company has recently completed the final step of the transitional impairment test and the resulting impairment loss amounting to approximately $7.4 million will be charged to opening deficit as at April 1, 2001, in accordance with the standard.

Summarized financial information in respect of the adoption of the new standard is as follows:

	3 months ended December 31, 2000	9 months ended December 31, 2000
Reported net earnings	$ 1,502	$ 4,370
Add back goodwill amortization	408	1,139
Adjusted net earnings	$ 1,910	$ 5,509
Reported net earnings per share	$ 0.04	$ 0.11
Plus effect of goodwill amortization	0.01	0.03
Adjusted net earnings per share	$ 0.05	$ 0.14

Note 3: Subsequent events
On January 8, 2002, the Company sold substantially all of the assets of its wholly owned subsidiary Microplay Entertainment & Video Centres Inc. for proceeds totaling approximately $1.4 million, comprised of cash consideration of $205,000 and a promissory note for the balance repayable in annual installments over the next five years. The Company would be entitled to additional consideration of up to $250,000 to November 2003 based on the purchaser achieving certain revenue thresholds related to the acquired assets.

In addition, effective March 31, 2002, the Company closed its Interactive Media operations.

FOR IMMEDIATE RELEASE **May 23, 2002**

HIP INTERACTIVE CORP. REPORTS PRELIMINARY FISCAL 2002 ANNUAL RESULTS AND RE-FILES ITS FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2001

Hip Interactive Corp. (TSE:HP) announced today that, after consultation with the Staff of the Ontario Securities Commission and in order to address the requirements of the new accounting standard relating to the treatment of goodwill, it has re-filed its interim financial statements for the nine-month period ended December 31, 2001. The Income Statements for the three-month and nine-month periods ended December 31, 2001 and the Balance Sheet as of December 31, 2001 did not require restatement. The re-filing consisted of an inclusion of a note, in accordance with the accounting standard, stating that the Company had determined that the stated value of Goodwill relating to its Interactive Media and Microplay reporting units was impaired as of April 1, 2001, and that the Company would recognize the impairment of that Goodwill during the fourth quarter of its fiscal year ended March 31, 2002. During the quarter ended March 31, 2002, the Company sold its Microplay business and closed its Interactive Media operations. In accordance with the accounting pronouncement, an amount of $7.4 million has been charged against opening Deficit, as at April 1, 2001, in Hip's preliminary financial statements for the year ended March 31, 2002.

In addition, the Company announced preliminary results, subject to audit and Board approval, for its fiscal year ended March 31, 2002. Sales for fiscal 2002 were $280.3 million, an increase of 55% over fiscal 2001 sales of $181 million (on a comparable basis). Net loss from continuing operations was $0.4 million with basic and diluted loss per share from continuing operations of $0.01. Included in net loss from continuing operations were: (a) other costs and expenses amounting to $4.4 million (net of taxes) as described below (b) Microplay's after tax operating losses totaling $0.8 million to the date of sale of this operation, (c) after tax loss on disposal of the assets of Microplay of $0.5 million, and (d) benefit of income tax losses realized during the year of $1.5 million. Other costs and expenses include: losses on the disposal of the Company's PC@Home business, aborted acquisition costs, head office relocation costs, valuation write-downs of Microplayground's arcade video game equipment, write-down of the Company's portfolio investment in Yummy Interactive, write-off of other non-productive assets, provisions for severance costs for terminated employees and contractors and other exit costs. During the quarter ended March 31, 2002, Hip discontinued its Interactive Media operations and recorded an after-tax loss relating to the discontinuance of operations of $0.7 million. In addition, the Interactive Media business had after-tax operating losses of $1.0 million for the year. Consequently, the Company's net loss from continuing and discontinued operations was $2.1 million or $0.05 per share on both a basic and diluted basis.

The Company believes that, in addition to net income from continuing operations and net loss from continuing and discontinued operations, net earnings from ongoing operations is a useful financial performance measurement for assessing the Company's operating performance to March 31, 2002, as it provides investors with an additional basis to evaluate the Company's operating performance for the year. A reconciliation between net loss from continuing and discontinued operations and net earnings from ongoing operations is provided below. Such non-GAAP earnings measures do not have any standardized meaning prescribed by GAAP and therefore the Company's method of calculating net earnings from ongoing operations may differ from the methods that would be used by other companies. As a result, net earnings from ongoing operations disclosed here might not be comparable to other similarly titled measures disclosed by other companies.

In summary, for fiscal 2002, the Company's results of operations can be summarized as follows:

	$ millions	EPS
Net earnings from ongoing operations	**3.8**	**0.09**
Other costs and expenses	(4.4)	(0.10)
Microplay after tax operating losses to the date of sale	(0.8)	(0.02)
Loss on sale of assets of Microplay	(0.5)	(0.01)
Benefit of income tax losses realized	1.5	0.03
Net loss from continuing operations	**(0.4)**	**(0.01)**
After tax losses of Interactive Media	(1.0)	(0.02)
Loss on discontinuance of Interactive Media	(0.7)	(0.02)
Net loss from continuing and discontinued operations	**(2.1)**	**(0.05)**

Arindra Singh, President and Chief Executive Officer of Hip commented, "Fiscal 2002 was a transitional year for Hip. We have closed or exited all our non-core, non-profitable businesses, strengthened our Balance Sheet, provided against all non-performing assets and reduced costs in our ongoing operations. We have conducted a detailed review of all of the Company's assets, including inventory. As we have been conservative in our approach, we believe that we have fully provided for all potential future issues relating to our March 31, 2002 balance sheet items. In summary, we are encouraged by the strong results of the Company's ongoing operations, which have outperformed our expectations for 2002. Consequently, after all of the write-offs and provisions recorded in fiscal 2002 and with the continuing support of our suppliers, customers and institutional lender, Hip has a solid financial foundation from which it can capitalize on the significant growth expected in the industry over the next few years. As such, we anticipate further earnings growth for fiscal 2003 and future fiscal periods."

Hip Interactive expects to release audited financial results in June 2002 and will announce a final date in that regard before the end of May 2002, at which time Management will also announce the date for its investor conference call and annual general meeting.

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is one of North America's largest providers of PC and video games, accessories and video games sold through exclusive distribution arrangements. The company distributes all first party products including Sony, Microsoft and Nintendo hardware, software and accessories as well as third party video game software. Hip uses its video game distribution business to leverage into higher margin, higher growth areas of the video game industry, such as the manufacture and distribution of peripherals and exclusive distribution arrangements with publishers. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP" and has 50,010,077 common shares issued and outstanding.

-- 30 --

Hip Interactive Contacts

For investor and media inquiries, please contact: Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2358; EMAIL: jlee@hipinteractive.com

FOR IMMEDIATE RELEASE **May15, 2002**

HIP INTERACTIVE CORP. ANNOUNCES INTENTION TO MAKE NORMAL COURSE ISSUER BID

Hip Interactive Corp. (TSE:HP) today announced that The Toronto Stock Exchange (the "TSX") has approved a notice of intention to make a normal course issuer bid.

Pursuant to the terms of the bid, Hip will purchase its own common shares for cancellation through the facilities of the TSX at the prevailing market price of the common shares. The number of common shares purchased by Hip will in no event be in excess of 5% of the issued and outstanding common shares at the date the bid commences, being 2,500,000 common shares of the 50,010,077 currently issued and outstanding common shares. Hip will effect purchases at varying times commencing on or after May 17, 2002 and continuing until May 16, 2003 at the latest.

Commenting on Hip's intentions, Arindra Singh, President & Chief Executive Officer said, "We believe that the underlying value of Hip's common shares is not reflected in the current market prices. Therefore, we feel that a share repurchase program provides excellent value for our shareholders at this time by reducing the number of shares outstanding at attractive prices."

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is one of North America's largest providers of PC and video games . Hip uses its video game distribution business to leverage into higher margin, higher growth areas of the video game industry. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP" and has 50,010,077 common shares presently issued and outstanding.

– 30 –

Contacts

For investor and media inquiries, please contact Jennifer Lee at Hip Interactive Corp.
PHONE: 905-362-3760 ex.277; FAX: 905-362-2358; E-MAIL: jlee@hipinteractive.com

The Exchange Tower
130 King Street West
Toronto, Canada M5X 1J2
Tel. 416. 947- 4539
Fax. 416. 947- 4547
jshin@tse.com

Julie K. Shin, B.Comm (Hon), LL.B.
Legal Counsel
Company Regulation
Corporate Finance Services

TSE
Toronto Stock Exchange

May 15, 2002

VIA FAX & MAIL

Mr. Thomas A. Fenton
Aird & Berlis
BCE Place
Suite 1800, Box 754
181 Bay Street
Toronto, Ontario
M5J 2T9

Dear Mr. Fenton:

Re: Hip Interactive Corp.
Normal Course Issuer Bid - May 17, 2002 to May 16, 2003

This letter will confirm acceptance by the Toronto Stock Exchange ("TSX") of the Notice of Intention to make a normal course issuer bid. This acceptance is effective as of May 15, 2002.

Prior to commencing purchases, please review the TSX's Policy Statement on Normal Course Issuer Bids (the "Policy Statement") in order to ensure compliance therewith. A provision that should be noted in particular is the prohibition against purchasing more than 2% of the outstanding shares in any 30 day period.

The Policy Statement also requires that purchases pursuant to the bid must be reported to the TSX within 10 days of the end of the month in which they were made. Reports are to be addressed to:

The Toronto Stock Exchange
Issuer Services
Advisory Affairs
The Exchange Tower
130 King Street West
Toronto, Ontario
M5X 1J2

Reports must be received by Issuer Services - Advisory Affairs no later than the 10th of the month. If it is not possible to mail the report so that it is received by the deadline, please fax it to (416) 947-4547, Attention: Company Reporting

Reports must include the following:

(i) dates of purchases;

(ii) total number of shares purchased in the month;

(iii) average price paid;

(iv) statement as to whether the shares have been cancelled, reserved for issuance or otherwise dealt with; and

(v) total number of shares purchased under the bid to date.

This reporting requirement may be delegated to the issuer's broker appointed to make the purchases under the bid. It should be noted that the issuer always bears the ultimate responsibility for compliance with the above reporting requirement whether it files reports directly or has its broker file reports on its behalf.

Violations of the reporting requirement set out above or any other provisions of the Policy Statement may result in withdrawal of TSX approval for the bid and such other action as considered appropriate by the TSX.

In addition, Insider Reports must be filed with the Ontario Securities Commission and other relevant securities authorities.

Enclosed is our receipt in the amount of $1,070.00 of the applicable filing fee.

Yours truly,

TORONTO STOCK EXCHANGE



Julie Shin

Encl.

cc: Arindra Singh, President & CEO - Hip International Corp.
(Via fax only)

Received Time May.15. 3:37PM

The Exchange Tower
130 King Street West
Toronto, Canada M5X 1J2
Tel. 416.947.4534
Fax. 416.947.4547

Issuer Services

Receipt

TSE
Toronto Stock Exchange

DATE: May 15, 2002

Hip Interactive Corp.

GST: R105255327

Cheque: 2819

RECEIPT

Filing Fee: (42603)	$	1,000.00
GST:	$	70.00
Total:	$	1,070.00

TORONTO STOCK EXCHANGE
The Exchange Tower
130 King Street West
Toronto, Ontario
M5X 1J2

(DA)

Received Time May.15. 3:37PM

COPY

Thomas A. Fenton
Direct: 416.865-4631
E-mail: tfenton@airdberlis.com

May 15, 2002

DELIVERED

The Toronto Stock Exchange
3rd Floor
130 King Street West,
The Exchange Tower
2 First Canadian Place
Toronto, Ontario
M5X 1C8

Attention: Julie Shin, Senior Advisory Counsel
Advisory Affairs

Dear Ms. Shin:

Re: Hip Interactive Corp. (the "Company") - Normal Course Issuer Bid

We refer to our correspondence dated May 10, 2002 and our subsequent telephone discussions, I now enclose duly executed copy of a Notice of Intention to Make a Normal Course Issuer Bid together with a cheque payable to The Toronto Stock Exchange in the amount of $1,070.

Could you kindly advise that the enclosed is satisfactory. If it is, it is my client's intention to issue the press release previously provided to you in draft form.

I look forward to hearing from you.

Yours very truly,
AIRD & BERLIS LLP

Thomas A. Fenton
TAF/ld/encls.

::ODMA\PCDOCS\DOCS\1189310\1

HIP INTERACTIVE CORP.

NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID

Hip Interactive Corp. (the "Issuer") hereby gives notice of its intention to make a Normal Course Issuer Bid (the "Bid") through the facilities of The Toronto Stock Exchange (the "TSX") to purchase certain of its issued and outstanding common shares (the "Common Shares").

1. **Name of Issuer**

   Hip Interactive Corp. (Stock Symbol: "HP")

2. **Securities Sought**

   The Issuer intends to purchase from time to time (if considered desirable) its Common Shares at varying increments. The number of Common Shares purchased will in no event be in excess of 5% of the issued and outstanding Common Shares at the date the Bid commences, being approximately 2,500,000 Common Shares of the current 50,010,077 issued and outstanding Common Shares.

3. **Duration**

   The Issuer will effect purchases at varying times commencing May 17, 2002 and continuing thereafter until the earliest of (a) May 17, 2003; (b) the date upon which the Issuer completes its purchases under the Bid; and (c) such date on which the Issuer gives notice of termination of the Bid.

4. **Method of Acquisition**

   The Issuer will purchase for cancellation Common Shares, from time to time, through the facilities of the TSX. Purchases of Common Shares pursuant to the Bid will be made at times and in numbers to be determined by the Issuer. The price which the Issuer will pay for any Common Shares acquired by it will be the prevailing market price of the Common Shares on the TSX at the time of acquisition. Purchases of and payments for the Common Shares purchased will be made by the Issuer in accordance with the by-laws and rules of the TSX.

5. **Consideration Offered**

   The purchase price payable for the Common Shares will be cash. The price which the Issuer will pay for Common Shares acquired by it will be the market price of the Common Shares at the time of acquisition. The funds to purchase the Common Shares will be provided from the Issuer's working capital. The Issuer and any vendor of Common Shares will be required to pay commissions to their respective brokers with respect to the purchase and sale of Common Shares at such rates as are applicable at the time of purchase. Except as disclosed herein, there are no restrictions on the Bid.

6. Reasons for the Normal Course Issuer Bid

The Issuer believes that, from time to time, the market price of the Common Shares does not fully reflect the value of its business and its future business prospects. As a result, the Issuer believes that the share repurchase will, in the appropriate circumstances, provide an economically worthwhile investment for the Issuer and an appropriate and desirable use of its available funds.

7. Valuation

To the knowledge of the directors and officers of the Issuer, after reasonable enquiry, there have been no appraisals or valuations of the Issuer, its material assets or its securities prepared within the two years preceding the date of this Notice.

8. Previous Purchases

N/A

9. Persons Acting Jointly or in Concert with the Issuer

No person is acting jointly or in concert with the Issuer in connection with the Bid.

10. Acceptance by Insiders, Affiliates and Associates

None of the directors or senior officers of the Issuer, after reasonable inquiry by the Issuer, none of their respective associates, no person acting jointly or in concert with the Issuer, and no person holding 10% or more of the issued and outstanding Common Shares intend to sell Common Shares during the duration of the Bid. It is possible, however, that sales by such persons or companies may occur as circumstances or decisions unrelated to the existence of this Bid determine.

11. Benefits from the Normal Course Issuer Bid

There is no arrangement whereby the Issuer will accord any preference to any of the Common Shares held by any of the persons or companies referred to in item 10 nor is there any benefit, direct or indirect, to any such person or company which is not equally available to any shareholder who sells (or retains) his or her Common Shares. As a result of purchases made under the Bid, the number of issued and outstanding Common Shares will be decreased and, consequently, the proportionate share interest of all remaining shareholders will be increased on a pro rata basis.

12. Material Changes in the Affairs of the Issuer

As of the date hereof, there are no undisclosed material changes or plans or proposals for material changes in the affairs of the Issuer.

13. Certificate

The undersigned hereby certifies that this Notice is complete and accurate in accordance with Part 6 of the Rules of the TSX and the TSX's policies regarding normal course issuer bids. The purchase of Common Shares in accordance with this Bid and the contents of this Notice have been authorized by the directors of the Issuer. This Notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

DATED this 14th day of May, 2002.

This Notice has been signed by a director or senior officer of the Issuer duly authorized to sign this Notice.



Arindra Singh
President & CEO

::ODMA\PCDOCS\DOCS\1010812\1

2819

HIP INTERACTIVE CORPORATION
240 SUPERIOR BLVD.
MISSISSAUGA, ONTARIO L5T 2L2
905-362-3760

ROYAL BANK OF CANADA
2 BLOOR STREET EAST
TORONTO, ONTARIO M4W 1A8

CHEQUE 2819

PAY One Thousand and Seventy Dollars

DATE 14-May-2002

AMOUNT $1,070.00

TO THE ORDER OF
TORONTO STOCK EXCHANGE
THE EXCHANGE TOWER, P.O BOX 421
2 FIRST CANADIAN PLACE
TORONTO, ON M5X 1J2

HIP INTERACTIVE CORPORATION

PER

PER

⑈002819⑈ ⑆06702⑉003⑆ 107⑉148⑉9⑈



AIRD & BERLIS LLP
Barristers and Solicitors
Patent and Trade Mark Agents

COPY

Thomas A. Fenton
Direct: 416.865-4631
E-mail: tfenton@airdberlis.com

May 10, 2002

VIA FACSIMILE (416) 947-4547)

The Toronto Stock Exchange
3rd Floor
130 King Street West,
The Exchange Tower
2 First Canadian Place
Toronto, Ontario
M5X 1C8

Attention: Julie Shin, Senior Advisory Counsel
Advisory Affairs

Dear Ms. Shin:

Re: Hip Interactive Corp. (the "Company") - Normal Course Issuer Bid

We act for the above captioned Company.

Our client desires to effect a normal course issuer bid. Accordingly, please find enclosed drafts of the following documents in connection with the above-mentioned matter:

(a) a draft Notice of Intention to Make a Normal Course Issuer Bid (the "Notice"); and

(b) a draft copy of the press release to be issued by the Company upon the acceptance of the Notice by The Toronto Stock Exchange.

Please be advised that Don Ross at Jones Gable will be appointed as the responsible broker in connection with the Issuer Bid.

The Company would like to commence the Issuer Bid as soon as possible and, accordingly, we would appreciate hearing from you at your earliest convenience as to whether you have any comments on the enclosed draft documents in order that we may finalize the same.

Should you require anything further in connection with the foregoing, please do not hesitate to contact the undersigned.

Yours very truly,

AIRD & BERLIS LLP

Linda Del Corso

for Thomas A. Fenton
TAF/ld
Encls.

cc Arindra Singh, President & CEO, *Hip Interactive Corp.*

::ODMA\PCDOCS\DOCS\1189310\1



DRAFT

HIP INTERACTIVE CORP.

NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID

Hip Interactive Corp. (the "Issuer") hereby gives notice of its intention to make a Normal Course Issuer Bid (the "Bid") through the facilities of The Toronto Stock Exchange (the "TSX") to purchase certain of its issued and outstanding common shares (the "Common Shares").

1. Name of Issuer

Hip Interactive Corp. (Stock Symbol: "HP")

2. Securities Sought

The Issuer intends to purchase from time to time (if considered desirable) its Common Shares at varying increments. The number of Common Shares purchased will in no event be in excess of 5% of the issued and outstanding Common Shares at the date the Bid commences, being approximately 2,500,000 Common Shares of the current 50,010,077 issued and outstanding Common Shares.

3. Duration

The Issuer will effect purchases at varying times commencing May •, 2002 and continuing thereafter until the earliest of (a) May •, 2003; (b) the date upon which the Issuer completes its purchases under the Bid; and (c) such date on which the Issuer gives notice of termination of the Bid.

4. Method of Acquisition

The Issuer will purchase for cancellation Common Shares, from time to time, through the facilities of the TSX. Purchases of Common Shares pursuant to the Bid will be made at times and in numbers to be determined by the Issuer. The price which the Issuer will pay for any Common Shares acquired by it will be the prevailing market price of the Common Shares on the TSX at the time of acquisition. Purchases of and payments for the Common Shares purchased will be made by the Issuer in accordance with the by-laws and rules of the TSX.

5. Consideration Offered

The purchase price payable for the Common Shares will be cash. The price which the Issuer will pay for Common Shares acquired by it will be the market price of the Common Shares at the time of acquisition. The funds to purchase the Common Shares will be provided from the Issuer's working capital. The Issuer and any vendor of Common Shares will be required to pay commissions to their respective brokers with respect to the purchase and sale of Common Shares at such rates as are applicable at the time of purchase. Except as disclosed herein, there are no restrictions on the Bid.

6. Reasons for the Normal Course Issuer Bid

The Issuer believes that, from time to time, the market price of the Common Shares does not fully reflect the value of its business and its future business prospects. As a result, the Issuer believes that the share repurchase will, in the appropriate circumstances, provide an economically worthwhile investment for the Issuer and an appropriate and desirable use of its available funds.

7. Valuation

To the knowledge of the directors and officers of the Issuer, after reasonable enquiry, there have been no appraisals or valuations of the Issuer, its material assets or its securities prepared within the two years preceding the date of this Notice.

8. Previous Purchases

N/A

9. Persons Acting Jointly or in Concert with the Issuer

No person is acting jointly or in concert with the Issuer in connection with the Bid.

10. Acceptance by Insiders, Affiliates and Associates

None of the directors or senior officers of the Issuer, after reasonable inquiry by the Issuer, none of their respective associates, no person acting jointly or in concert with the Issuer, and no person holding 10% or more of the issued and outstanding Common Shares intend to sell Common Shares during the duration of the Bid. It is possible, however, that sales by such persons or companies may occur as circumstances or decisions unrelated to the existence of this Bid determine.

11. Benefits from the Normal Course Issuer Bid

There is no arrangement whereby the Issuer will accord any preference to any of the Common Shares held by any of the persons or companies referred to in item 10 nor is there any benefit, direct or indirect, to any such person or company which is not equally available to any shareholder who sells (or retains) his or her Common Shares. As a result of purchases made under the Bid, the number of issued and outstanding Common Shares will be decreased and, consequently, the proportionate share interest of all remaining shareholders will be increased on a pro rata basis.

12. Material Changes in the Affairs of the Issuer

As of the date hereof, there are no undisclosed material changes or plans or proposals for material changes in the affairs of the Issuer.

13. Certificate

The undersigned hereby certifies that this Notice is complete and accurate in accordance with Part 6 of the Rules of the TSX and the TSX's policies regarding normal course issuer bids. The purchase of Common Shares in accordance with this Bid and the contents of this Notice have been authorized by the directors of the Issuer. This Notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

DATED this • day of May, 2002.

This Notice has been signed by a director or senior officer of the Issuer duly authorized to sign this Notice.

Arindra Singh
President & CEO

::ODMA\PCDOCS\DOCS\1010812\1

For Immediate release
May •, 2002

DRAFT

Press Release

HIP INTERACTIVE CORP. ANNOUNCES INTENTION TO MAKE NORMAL COURSE ISSUER BID

Hip Interactive Corp. (TSE: HP) today announced that The Toronto Stock Exchange (the "TSX") has approved a notice of intention to make a normal course issuer bid.

Pursuant to the terms of the bid, Hip will purchase its own common shares for cancellation through the facilities of the TSX at the prevailing market price of the common shares. The number of common shares purchased by Hip will in no event be in excess of 5% of the issued and outstanding common shares at the date the bid commences, being 2,500,000 common shares of the 50,010,077 currently issued and outstanding common shares. Hip will effect purchases at varying times commencing on or after May •, 2002 and continuing until May •, 2003 at the latest.

Commenting on Hip's intentions, Arindra Singh, President & Chief Executive Officer said "we believe that the underlying value of Hip's common shares is not reflected in the current market prices. Therefore, we feel that a share repurchase program provides excellent value for our shareholders at this time by reducing the number of shares outstanding at attractive prices".

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is one of North America's largest providers of PC and video games . Hip uses its video game distribution business to leverage into higher margin, higher growth areas of the video game industry. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP" and has 50,010,077 common shares presently issued and outstanding.

– 30 –

Hip Interactive Contacts
For investor and media inquiries, please contact Jennifer Lee at Hip Interactive Corp.

PHONE: (905) 362-3760 ext. 277; FAX: (905)362-2358;E-MAIL: jlee@hipinteractive.com

The Exchange Tower
130 King Street West
Toronto, Canada M5X 1J2
Tel. 416. 947. 4507
Fax. 416. 947. 4547
donna.strong@tse.com

Donna Strong
Manager
Company Reporting
Corporate Finance Services

COPY

TSE
Toronto Stock Exchange

April 17, 2002

Mr. Thomas Fenton
Aird & Berlis LLP
Barristers & Solicitors
BCE Place, Suite 1800, Box 754
181 Bay Street
Toronto, ON
M5J 2T9

Dear Mr. Fenton:

Re: Hip Interactive Corp. (the "Company")
Non-material Amendments to the Stock Option Plan (the "Plan")

We acknowledge receipt of your letter dated April 16, 2002, together with attachments.

This will confirm that the Toronto Stock Exchange has received all necessary documentation in connection with the above-noted matter.

Attached please find our receipted invoice in the amount of $802.50 respecting the applicable listing fee, for which we thank you.

If you have any questions with respect to the forgoing, please do not hesitate to contact the undersigned.

Yours very truly,

TORONTO STOCK EXCHANGE INC.



Donna Strong
DS/mt

Encl.

The Exchange Tower
130 King Street West
Toronto, Canada M5X 1J2
Tel. 416.947.4701
Fax. 416.947.4547

Corporate Finance Services

Receipt

TSE

Toronto Stock Exchange

DATE: April 17, 2002

Hip Interactive Corporation

GST: R105255327

Cheque # 2687
Cheque dated: April 5, 2002

Prepared by M. Tatarska

Re: Amendment to the Stock Option Plan

RECEIPT

Filing Fee (42601):	$750.00
GST:	$52.50
TOTAL	$802.50
Amount Received:	$802.50
Balance:	$0.00

TORONTO STOCK EXCHANGE
The Exchange Tower
130 King Street West
Toronto, Ontario
M5X 1J2

COPY

Thomas A. Fenton
Direct Line: (416) 865-4631
e-mail: tfenton@airdberlis.com

April 16, 2002

DELIVERED

Company Reporting
Corporate Finance Services
The Toronto Stock Exchange
The Exchange Tower
130 King Street West
Toronto, Ontario M5X 1J2

Attention: Donna Strong, Manager
Company Reporting

Dear Donna:

Re: Hip Interactive Corp. (the "Company")
Proposed Non-material Amendments to Stock Option Plan (the "Plan")

Further to your letter dated March 26, 2002, we now enclose copies of the following:

1. Certified copy of the Board resolution authorizing the non-material amendments to the Plan;

2. A blacklined copy and a clean copy of the Plan incorporating the amendments in question; and

3. Cheque in the amount of $802.50 representing your filing fee in this matter.

Yours very truly,
AIRD & BERLIS

Thomas A. Fenton
TAF/fk/encls.

::ODMA\PCDOCS\DOCS\1177935\1

CERTIFIED EXTRACT OF MINUTES
FROM A MEETING OF THE DIRECTORS
OF
HIP INTERACTIVE CORP.
(the "Corporation")

"Other Matters

Stock Option Plan

Tom Fenton reported to the Board that in accordance with the rules of The Toronto Stock Exchange, Hip was proposing to make certain non-material amendments to its Stock Option Plan which will essentially lengthen the exercise window for employees or consultants upon their ceasing to be employees or consultants, except for the case where such termination is with cause.

UPON MOTION duly made and seconded, BE IT RESOLVED that the non-material amendments to the Stock Option Plan be approved and that management take all steps necessary to effect the foregoing."

The above is certified to be a true copy of a resolution passed by the Board of Directors of the Corporation at a meeting held on March 28, 2002, which resolution is still in full force and effect as of the date hereof.

DATED as of the 16th day of April, 2002.

HIP INTERACTIVE CORP.

Per: ______________________

Thomas A. Director
Director

::ODMA\PCDOCS\DOCS\1177960\1

COPY

THIS DOCUMENT CONTAINS SECURITY FEATURES - SEE REVERSE

HIP INTERACTIVE CORPORATION
99 INGRAM DRIVE
TORONTO, ONTARIO M6M 2L7
416-249-7555

ROYAL BANK OF CANADA
2 BLOOR STREET EAST
TORONTO, ONTARIO M4W 1A8

2687

CHEQUE 2687

PAY Eight Hundred Two Dollars & 50 cents

DATE 05-Apr-2002

AMOUNT $802.50

TO THE ORDER OF

TORONTO STOCK EXCHANGE
THE EXCHANGE TOWER, P.O BOX 421
2 FIRST CANADIAN PLACE
TORONTO, ON M5X 1J2

HIP INTERACTIVE CORPORATION



PER

PER

⑈002687⑈ ⑆06702⑉003⑆ 107⑉148⑉9⑈

THIS DOCUMENT CONTAINS SECURITY FEATURES - SEE REVERSE

CLEAN.

(MAR. 28/02)

HIP INTERACTIVE CORP.

STOCK OPTION PLAN

1. <u>Purpose</u>. This Stock Option Plan (the "Plan") has been established by Hip Interactive Corp. to provide long term incentives to Eligible Persons, as hereinafter defined, whose actions have a direct and identifiable impact on the future development of the Company.

2. <u>Definitions</u>

2.1 In this Plan, the following terms have the following meanings:

"affiliated entity" has the meaning ascribed thereto in Rule 45-503.

"associate" has the meaning attributed thereto in the *Securities Act* (Ontario).

"Business Day" means any day, other than a Saturday or a Sunday, on which The Toronto Stock Exchange is open for trading.

"Company" means Hip Interactive Corp., its subsidiaries and their respective successors and assigns, and any reference in the Plan to action by the Company means action by or under the authority of the Board of Directors of the Company or any person or committee that has been designated for that purpose by the Board of Directors.

"Consultant" means a person, other than an employee, officer or director of the Company, providing services to the Company.

"Date of Grant" of an Option means the date the Option is granted to a Participant under the Plan.

"Designated Amount" of a Participant's Option means the maximum number of Shares which the Participant may purchase under the Option, as designated by the Company at the time the Option is granted.

"Designated Percentage" in respect of an Option means the percentage of the Designated Amount representing the maximum number of Shares which a Participant may purchase under the Option during any Option Year less the percentage of Shares for which the Option was previously earned.

"Earliest Exercise Date" in respect of an Option means the earliest date on which the Option may be exercised.

"Eligible Persons" means any Consultant, employee, officer or director of the Company or an affiliated entity or a consultant's consultant company or partnership, a RRSP or RRIF established by or for the consultant or under which the consultant is a beneficiary, a subsidiary entity of the employee or a RRSP or RRIF established by or for the employee or under which the employee is the beneficiary, or a subsidiary entity of the executive or a RRSP or RRIF established by or for the executive or under which the executive is the beneficiary.

"Expiry Date" means the last date on which an Option may be exercised.

"Option" means an option to purchase Shares granted under the Plan.

"Option Price" in respect of an Option means the price designated by the Company at which the Participant may purchase Shares under the Option.

"Option Year" in respect of an Option means the twelve months commencing on the Date of the Grant of the Option or on any anniversary of such date, and ending prior to or on the Expiry Date.

"Participant" means a person to whom an Option has been granted.

"Plan" means this Employee Stock Option Plan, as amended and restated from time to time.

"related person" means (i) a director or senior officer of the Company, or (ii) an associate of a director or senior officer of the Company.

"Rule 45-503" means Rule 45-503 promulgated by the Ontario Securities Commission.

"Shares" means the Common Shares in the capital of the Company, and includes any shares in the capital of the Company into which such shares may be converted, reclassified, redesignated, subdivided, consolidated, exchanged or otherwise changed, whether pursuant to a capital reorganization, amalgamation, merger, arrangement or other form of reorganization.

2.2 In this Plan, unless the context requires otherwise, words importing gender include the masculine and feminine and words importing the singular number include the plural and vice versa.

2.3 Unless the context otherwise requires, terms not defined herein that are defined in Rule 45-503 shall have the meaning ascribed thereto in such rule.

3. Granting of Options and Determination of the Option Price

3.1 From time to time the Company may grant an Option to a Participant to purchase Shares in accordance with the Plan. In granting such Option, the Company shall designate:

(a) the Designated Amount which the Participant may purchase under the Option;

(b) the Earliest Exercise Date, which shall be the first anniversary of the Date of Grant unless otherwise determined by the Company;

(c) the latest date on which the Option may be exercised ("Expiry Date"), which shall be the tenth anniversary of the Date of Grant unless determined by the Company to be earlier;

(d) the Designated Percentage, which, unless otherwise determined by the Company, shall be 33 1/3% commencing on the Date of Grant, 66 2/3% commencing on the Second Option Year, and 100% commencing on the Third Option Year; and

(e) the Option Price at which the Participant may purchase his Shares under the Option, which price shall be determined by the Company in accordance with Section 3.2.

3.2 The Option Price per Share shall be not less than the five (5) day weighted average closing price for the Shares on the principal market or stock exchange on which the shares then trade calculated with reference to the five (5) trading days immediately preceding the Date of Grant.

3.3 Subject to the terms of the Plan, the Company may determine other terms or conditions, if any, of all Options.

3.4 Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect any Eligible Person's employment with the Company or any of its affiliates.

3.5 The Board of Directors of the Company has the authority to administer, implement and interpret the Plan. The determination by the Committee of any question which may arise as to the interpretation or implementation of the Plan or any of the Options granted hereunder shall be final and binding on all Eligible Persons, Participants and other persons claiming or deriving rights through any of them.

3.6 Notwithstanding any other provision in this Plan, the period for exercising an Option shall not extend beyond a period of ten (10) years following the Date of Grant.

4. <u>Exercise of Participant's Options</u>

4.1 Subject to the provisions of the Plan, unless the Board of Directors otherwise determines, an Option may be exercised by the Participant on or after the Earliest Exercise Date from time to time during each option year (the "Current Option Year") at his discretion to purchase in the aggregate a number of Shares equal to the aggregate of:

(a) the previously unexercised portion of the Designated Percentage in any previous Option Year; and

(b) the Designated Percentage of the Designated Amount of the Option during the current Option Year.

4.2 Subject to Section 4.3 below, a Participant's Option shall terminate and, unless the Board of Directors determines that a shorter period of time is appropriate in the circumstances, may not be exercised after the following:

(a) three years after the Participant's termination of active, full-time employment with the Company for any reason other than for cause;

(b) the Participant's termination of active, full-time employment with the Company for cause; and

(c) in the case of a Participant who is a director or Consultant, one year after such Participant's resignation or removal as a director or termination as a Consultant.

4.3. Notwithstanding Section 4.2 above, no option may be exercised after its Expiry Date.

4.4 The exercise of an Option under the Plan shall be made by notice to the Company in writing specifying and subscribing for the number of Shares in respect of which the Option is being exercised at that time and, except where payment is made by another means satisfactory to the Company, accompanied by a certified cheque or bank draft payable to the Company in the amount of the aggregate Option Price for such number of Shares. As of the business day the Company receives such notice and such payment, the Participant (or the person claiming through him, as the case may be) shall be entitled to be entered on the share register of the Company as the holder of the number of Shares in respect of which the Option was exercised and as promptly as possible thereafter shall be delivered a certificate representing the said number of Shares.

5. Maximum Number of Shares to <u>be Issued Under the Plan</u>

5.1 Options may be granted in respect of authorized and unissued Shares, provided that the aggregate number of Shares reserved for issuance under this Plan, subject to adjustment or increase of such number pursuant to the provisions of Article 6 hereof, shall not exceed a maximum of 8,000,000 Shares. Shares in respect of which

Options are not exercised shall be available for the issuance of subsequent Options under the Plan. No fractional shares may be purchased or issued under the Plan.

5.2 Notwithstanding any other provision contained in this Plan or any agreement relating to any Options granted under the Plan, no options shall be granted under this Plan if, together with any other incentives or incentive plans established or maintained by the Company, such granting of options could result, at any time, in:

(a) the number of Shares reserved for issuance under the stock options granted to related persons exceeding 10% of the number of outstanding issued Shares of the Company;

(b) the issuance to related persons, within a 12 month period, of a number of Shares exceeding 10% of the outstanding number of issued Shares of the Company;

(c) the number of Shares reserved for issuance under stock options granted to any one related person, and the related person's associates, exceeding 5% of the outstanding number of issued Shares; or

(d) the issuance to any one related person, and the related person's associates, within a 12 month period, of a number of Shares exceeding 5% of the outstanding number of issued Shares.

5.3 Any amendment to the Plan to increase the number of Shares which may be issued under Options pursuant to the Plan, as provided for in Section 5.1, may not exceed 10% of the issued and outstanding Shares at the time of such amendment unless such amendment is approved by a resolution of the shareholders.

6. Anti-Dilution Provisions

6.1 If the number of outstanding Shares of the Company shall be increased or decreased as a result of a stock split, consolidation or recapitalization and not as a result of the issuance of Shares for additional consideration or by way of stock dividend, the Company may make appropriate adjustments to the Designated Amount of any Option which has previously been granted under the Plan, the maximum number of Shares which the Participant may thereafter purchase under such Option, the Option Price in respect of such Option and the maximum number of Shares which may be issued under the Plan in accordance with Section 5.1.

6.2 No fractional Shares shall be issued upon the exercise of an Option nor shall any script certificates in lieu therefor be issuable at any time. Accordingly, if as a result of any adjustment under Section 6.1 a Participant would otherwise have become entitled to a fractional share upon the exercise of an Option, he shall have the right to purchase only the next lower whole number of Shares and no payment or other adjustment will be made with respect to the fractional interests so disregarded.

7. Accounts and Statements. The Company shall maintain records of the details of each Option granted to each Participant under the Plan, including the Date of Grant, Designated Amount and the Option Price of each Option, the number of Shares in respect of which the Option has been exercised and the maximum number of Shares which the Participant may still purchase under the Option. Upon request therefor from a Participant and at such other times as the Company shall determine, the Company shall furnish the Participant with a statement setting forth the details of his Options. Such statement shall be deemed to have been accepted by the Participant as correct unless written notice to the contrary is given to the Company within 30 days after such statement is given to the Participant

8. Reorganization

8.1 In this Article 8, "reorganization" means (i) capital reorganization, (ii) merger, (iii) amalgamation, (iv) offer for Shares which if successful would entitle the offeror to acquire all of the Shares, or (v) arrangement or other scheme of reorganization.

8.2 In the event of a reorganization or proposed reorganization, the Company, at its option, may do either of the following:

(a) the Company may irrevocably commute any Option that is still capable of being exercised, upon giving to the Participant to whom such Option has been granted at least 30 days' written notice of its intention to commute the Option, and during such period of notice, the Option, to the extent that it has not been exercised, may be exercised by the Participant up to the Designated Amount of Shares which may be purchased under the Option, without regard to the limitations contained in subsection 4.1(a), and on the expiry of such period of notice, the unexercised portion of the Option shall lapse and be cancelled, or

(b) the Company or any corporation which is or would be the successor to the Company or which may issue securities in exchange for Shares upon the reorganization becoming effective may offer any Participant the opportunity to obtain a new or replacement option over any securities into which the shares are changed or are convertible or exchangeable, on a basis proportionate to the number of Shares under option; in such event the Participant shall, if he accepts such offer, be deemed to have released his Option over Shares and such Option shall be deemed to have lapsed.

8.3 Subsections (a) and (b) of Section 8.2 are intended to be permissive and may be utilized independently or successively in combination or otherwise, and nothing therein contained shall be construed as limiting or affecting the ability of the Company to deal with Options in any other manner.

9. Notices

9.1 Any payment, notice, statement, certificate or other instrument required or permitted to be given to a Participant or any person claiming or deriving any rights through him shall be given by:

(a) delivering it personally to the Participant or to the person claiming or deriving rights through him, as the case may be, or

(b) mailing it postage paid or delivering it to the address which is maintained for the Participant in the Company's personnel records.

9.2 Any payment, notice, statement, certificate or instrument required or permitted to be given to the Company shall be given by mailing it postage prepaid or delivering it to the Company at its principal address to the attention of the Company Secretary.

9.3 Any payment, notice, statement, certificate or other instrument referred to in Section 9.1 or 9.2, if delivered, shall be deemed to have been given or delivered on the date on which it was delivered or, if mailed, shall be deemed to have been given or delivered on the date of receipt.

10. General

10.1 From time to time the Company may add to or amend any of the provisions of the Plan or an Option granted hereunder or terminate the Plan; provided, however, that, subject to the provisions of Articles 6 and 8, (i) any approvals required under any applicable law or under the applicable rules of any stock exchange in Canada upon which shares of the Company are listed are obtained, and (ii) unless a Participant otherwise agrees, any such addition, amendment or termination shall apply only in respect of Options granted on or after the date of such addition, amendment or termination.

10.2 The Plan shall enure to the benefit of and be binding upon the Company, its successors and assigns. The interest of any Eligible Person or Participant under the Plan or in any Option shall not be transferable or alienable by him either by pledge, assignment or in any other manner whatsoever and, during his lifetime, shall be

vested only in him, but shall thereafter enure to the benefit of and be binding upon the legal personal representatives of the Eligible Person or the Participant, as the case may be.

10.3 The Company's obligation to issue Shares in accordance with the terms of this Plan and any Options granted hereunder is subject to compliance with the laws, rules and regulations of all public agencies and authorities applicable to the issuance and distribution of such Shares and to the rules of any stock exchange on which any of the shares of the Company may be listed. As a condition of participating in the Plan, each Eligible Person shall agree to comply with all such laws, rules and regulations and to furnish to the Company all information and undertakings as may be required to permit compliance with such laws, rules and regulations.

10.4 An Eligible Person shall not have any rights as a shareholder in respect of Shares subject to an Option until such Shares have been paid for in full and issued.

10.5 No Eligible Person, Participant or other person shall have any claim or right to be granted Options under the Plan. Neither the Plan nor any action taken thereunder shall interfere with the right of the employer of a Participant to terminate an Eligible Person's or Participant's employment at any time. Neither any period of notice, if any, nor any payment in lieu thereof, upon termination of employment shall be considered as extending the period of employment for the purposes of the Plan.

10.6 This Plan and any Options granted hereunder shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

10.7 This Plan is hereby instituted this 10th day of December, 1999 (as amended June 1, 2000, September 11, 2000, September 13, 2001 and March 28, 2002).

Blackline

HIP INTERACTIVE CORP.

STOCK OPTION PLAN

1. **Purpose**. This Stock Option Plan (the "Plan") has been established by Hip Interactive Corp. to provide long term incentives to Eligible Persons, as hereinafter defined, whose actions have a direct and identifiable impact on the future development of the Company.

2. **Definitions**

2.1 In this Plan, the following terms have the following meanings:

"**affiliated entity**" has the meaning ascribed thereto in Rule 45-503.

"**associate**" has the meaning attributed thereto in the *Securities Act* (Ontario).

"**Business Day**" means any day, other than a Saturday or a Sunday, on which The Toronto Stock Exchange is open for trading.

"**Company**" means Hip Interactive Corp., its subsidiaries and their respective successors and assigns, and any reference in the Plan to action by the Company means action by or under the authority of the Board of Directors of the Company or any person or committee that has been designated for that purpose by the Board of Directors.

"**Consultant**" means a person, other than an employee, officer or director of the Company, providing services to the Company.

"**Date of Grant**" of an Option means the date the Option is granted to a Participant under the Plan.

"**Designated Amount**" of a Participant's Option means the maximum number of Shares which the Participant may purchase under the Option, as designated by the Company at the time the Option is granted.

"**Designated Percentage**" in respect of an Option means the percentage of the Designated Amount representing the maximum number of Shares which a Participant may purchase under the Option during any Option Year less the percentage of Shares for which the Option was previously earned.

"**Earliest Exercise Date**" in respect of an Option means the earliest date on which the Option may be exercised.

"**Eligible Persons**" means any Consultant, employee, officer or director of the Company or an affiliated entity or a consultant's consultant company or partnership, a RRSP or RRIF established by or for the consultant or under which the consultant is a beneficiary, a subsidiary entity of the employee or a RRSP or RRIF established by or for the employee or under which the employee is the beneficiary, or a subsidiary entity of the executive or a RRSP or RRIF established by or for the executive or under which the executive is the beneficiary.

"**~~Latest Exercise~~Expiry Date**" means the ~~latest~~last date on which an Option may be exercised.

"**Option**" means an option to purchase Shares granted under the Plan.

"Option Price" in respect of an Option means the price designated by the Company at which the Participant may purchase Shares under the Option.

"Option Year" in respect of an Option means the twelve months commencing on the Date of the Grant of the Option or on any anniversary of such date, and ending prior to or on the ~~Latest Exercise~~**Expiry** Date.

"Participant" means a person to whom an Option has been granted.

"Plan" means this Employee Stock Option Plan, as amended and restated from time to time.

"related person" means (i) a director or senior officer of the Company, or (ii) an associate of a director or senior officer of the Company.

"Rule 45-503" means Rule 45-503 promulgated by the Ontario Securities Commission.

"Shares" means the Common Shares in the capital of the Company, and includes any shares in the capital of the Company into which such shares may be converted, reclassified, redesignated, subdivided, consolidated, exchanged or otherwise changed, whether pursuant to a capital reorganization, amalgamation, merger, arrangement or other form of reorganization.

2.2 In this Plan, unless the context requires otherwise, words importing gender include the masculine and feminine and words importing the singular number include the plural and vice versa.

2.3 Unless the context otherwise requires, terms not defined herein that are defined in Rule 45-503 shall have the meaning ascribed thereto in such rule.

3. Granting of Options and Determination of the Option Price

3.1 From time to time the Company may grant an Option to a Participant to purchase Shares in accordance with the Plan. In granting such Option, the Company shall designate:

(a) the Designated Amount which the Participant may purchase under the Option;

(b) the Earliest Exercise Date, which shall be the first anniversary of the Date of Grant unless otherwise determined by the Company;

(c) the latest date on which the Option may be exercised ("~~Latest Exercise~~**Expiry** Date"), which shall be the ~~seventh~~**tenth** anniversary of the Date of Grant unless determined by the Company to be earlier;

(d) the Designated Percentage, which, unless otherwise determined by the Company, shall be 33 1/3% commencing on the Date of Grant, 66 2/3% commencing on the Second Option Year, and 100% commencing on the Third Option Year; and

(e) the Option Price at which the Participant may purchase his Shares under the Option, which price shall be determined by the Company in accordance with Section 3.2.

3.2 The Option Price per Share shall be not less than the five (5) day weighted average closing price for the Shares on the principal market or stock exchange on which the shares then trade calculated with reference to the five (5) trading days immediately preceding the Date of Grant.

3.3 Subject to the terms of the Plan, the Company may determine other terms or conditions, if any, of all Options.

3.4 Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect any Eligible Person's employment with the Company or any of its affiliates.

3.5 The Board of Directors of the Company has the authority to administer, implement and interpret the Plan. The determination by the Committee of any question which may arise as to the interpretation or implementation of the Plan or any of the Options granted hereunder shall be final and binding on all Eligible Persons, Participants and other persons claiming or deriving rights through any of them.

3.6 Notwithstanding any other provision in this Plan, the period for exercising an Option shall not extend beyond a period of ten (10) years following the Date of Grant.

4. **Exercise of Participant's Options**

4.1 Subject to the provisions of the Plan, unless the Board of Directors otherwise determines, an Option may be exercised by the Participant on or after the Earliest Exercise Date from time to time during each option year (the "Current Option Year") at his discretion to purchase in the aggregate a number of Shares equal to the aggregate of:

(a) the previously unexercised portion of the Designated Percentage in any previous Option Year; and

(b) the Designated Percentage of the Designated Amount of the Option during the current Option Year.

4.2 ~~A~~**Subject to Section 4.3 below, a** Participant's Option shall terminate and**, unless the Board of Directors determines that a shorter period of time is appropriate in the circumstances,** may not be exercised after the ~~earliest of~~**following**:

(a) ~~six~~**three** ~~months~~**years** after the Participant's termination of active, full-time employment with the Company ~~by~~**for any** reason ~~of death or disability~~**other than for cause**;

(b) ~~90 days after~~ the Participant's termination of active, full-time employment with the Company ~~by reason of retirement or early retirement in accordance with the Company's policies;~~**for cause; and**

~~(c) the Participant's termination of active, full-time employment with the Company for cause;~~

~~(d)~~**(c)** in the case of a Participant who is an~~a~~ ~~officer or~~ director ~~of the Company~~**or Consultant**, ~~90~~**one** ~~days~~**year** after such Participant's resignation or removal as ~~an officer or~~**a** director~~;~~ **or termination as a Consultant.**

~~(e) 30 days after the date of the Participant's termination of active, full time employment with the Company in any manner or for any reason, as may be determined by the Company in its sole discretion, other than retirement or early retirement in accordance with the Company's policies, death, disability or termination of employment for cause; and~~

~~(f) the Latest Exercise Date of the Participant's Option.~~

4.3. Notwithstanding Section 4.2 above, no option may be exercised after its Expiry Date.

~~4.3~~**4.4** The exercise of an Option under the Plan shall be made by notice to the Company in writing specifying and subscribing for the number of Shares in respect of which the Option is being exercised at that time and, except where payment is made by another means satisfactory to the Company, accompanied by a certified

cheque or bank draft payable to the Company in the amount of the aggregate Option Price for such number of Shares. As of the business day the Company receives such notice and such payment, the Participant (or the person claiming through him, as the case may be) shall be entitled to be entered on the share register of the Company as the holder of the number of Shares in respect of which the Option was exercised and as promptly as possible thereafter shall be delivered a certificate representing the said number of Shares.

5. **Maximum Number of Shares to be Issued Under the Plan**

5.1 Options may be granted in respect of authorized and unissued Shares, provided that the aggregate number of Shares reserved for issuance under this Plan, subject to adjustment or increase of such number pursuant to the provisions of Article 6 hereof, shall not exceed a maximum of 8,000,000 Shares. Shares in respect of which Options are not exercised shall be available for the issuance of subsequent Options under the Plan. No fractional shares may be purchased or issued under the Plan.

5.2 Notwithstanding any other provision contained in this Plan or any agreement relating to any Options granted under the Plan, no options shall be granted under this Plan if, together with any other incentives or incentive plans established or maintained by the Company, such granting of options could result, at any time, in:

(a) the number of Shares reserved for issuance under the stock options granted to related persons exceeding 10% of the number of outstanding issued Shares of the Company;

(b) the issuance to related persons, within a 12 month period, of a number of Shares exceeding 10% of the outstanding number of issued Shares of the Company;

(c) the number of Shares reserved for issuance under stock options granted to any one related person, and the related person's associates, exceeding 5% of the outstanding number of issued Shares; or

(d) the issuance to any one related person, and the related person's associates, within a 12 month period, of a number of Shares exceeding 5% of the outstanding number of issued Shares.

5.3 Any amendment to the Plan to increase the number of Shares which may be issued under Options pursuant to the Plan, as provided for in Section 5.1, may not exceed 10% of the issued and outstanding Shares at the time of such amendment unless such amendment is approved by a resolution of the shareholders.

6. **Anti-Dilution Provisions**

6.1 If the number of outstanding Shares of the Company shall be increased or decreased as a result of a stock split, consolidation or recapitalization and not as a result of the issuance of Shares for additional consideration or by way of stock dividend, the Company may make appropriate adjustments to the Designated Amount of any Option which has previously been granted under the Plan, the maximum number of Shares which the Participant may thereafter purchase under such Option, the Option Price in respect of such Option and the maximum number of Shares which may be issued under the Plan in accordance with Section 5.1.

6.2 No fractional Shares shall be issued upon the exercise of an Option nor shall any script certificates in lieu therefor be issuable at any time. Accordingly, if as a result of any adjustment under Section 6.1 a Participant would otherwise have become entitled to a fractional share upon the exercise of an Option, he shall have the right to purchase only the next lower whole number of Shares and no payment or other adjustment will be made with respect to the fractional interests so disregarded.

7. **Accounts and Statements**. The Company shall maintain records of the details of each Option granted to each Participant under the Plan, including the Date of Grant, Designated Amount and the Option Price of each Option, the number of Shares in respect of which the Option has been exercised and the maximum number of

Shares which the Participant may still purchase under the Option. Upon request therefor from a Participant and at such other times as the Company shall determine, the Company shall furnish the Participant with a statement setting forth the details of his Options. Such statement shall be deemed to have been accepted by the Participant as correct unless written notice to the contrary is given to the Company within 30 days after such statement is given to the Participant

8. Reorganization

8.1 In this Article 8, "reorganization" means (i) capital reorganization, (ii) merger, (iii) amalgamation, (iv) offer for Shares which if successful would entitle the offeror to acquire all of the Shares, or (v) arrangement or other scheme of reorganization.

8.2 In the event of a reorganization or proposed reorganization, the Company, at its option, may do either of the following:

(a) the Company may irrevocably commute any Option that is still capable of being exercised, upon giving to the Participant to whom such Option has been granted at least 30 days' written notice of its intention to commute the Option, and during such period of notice, the Option, to the extent that it has not been exercised, may be exercised by the Participant up to the Designated Amount of Shares which may be purchased under the Option, without regard to the limitations contained in subsection 4.1(a), and on the expiry of such period of notice, the unexercised portion of the Option shall lapse and be cancelled, or

(b) the Company or any corporation which is or would be the successor to the Company or which may issue securities in exchange for Shares upon the reorganization becoming effective may offer any Participant the opportunity to obtain a new or replacement option over any securities into which the shares are changed or are convertible or exchangeable, on a basis proportionate to the number of Shares under option; in such event the Participant shall, if he accepts such offer, be deemed to have released his Option over Shares and such Option shall be deemed to have lapsed.

8.3 Subsections (a) and (b) of Section 8.2 are intended to be permissive and may be utilized independently or successively in combination or otherwise, and nothing therein contained shall be construed as limiting or affecting the ability of the Company to deal with Options in any other manner.

9. Notices

9.1 Any payment, notice, statement, certificate or other instrument required or permitted to be given to a Participant or any person claiming or deriving any rights through him shall be given by:

(a) delivering it personally to the Participant or to the person claiming or deriving rights through him, as the case may be, or

(b) mailing it postage paid or delivering it to the address which is maintained for the Participant in the Company's personnel records.

9.2 Any payment, notice, statement, certificate or instrument required or permitted to be given to the Company shall be given by mailing it postage prepaid or delivering it to the Company at its principal address to the attention of the Company Secretary.

9.3 Any payment, notice, statement, certificate or other instrument referred to in Section 9.1 or 9.2, if delivered, shall be deemed to have been given or delivered on the date on which it was delivered or, if mailed, shall be deemed to have been given or delivered on the date of receipt.

10. General

10.1 From time to time the Company may add to or amend any of the provisions of the Plan or an Option granted hereunder or terminate the Plan; provided, however, that, subject to the provisions of Articles 6 and 8, (i) any approvals required under any applicable law or under the applicable rules of any stock exchange in Canada upon which shares of the Company are listed are obtained, and (ii) unless a Participant otherwise agrees, any such addition, amendment or termination shall apply only in respect of Options granted on or after the date of such addition, amendment or termination.

10.2 The Plan shall enure to the benefit of and be binding upon the Company, its successors and assigns. The interest of any Eligible Person or Participant under the Plan or in any Option shall not be transferable or alienable by him either by pledge, assignment or in any other manner whatsoever and, during his lifetime, shall be vested only in him, but shall thereafter enure to the benefit of and be binding upon the legal personal representatives of the Eligible Person or the Participant, as the case may be.

10.3 The Company's obligation to issue Shares in accordance with the terms of this Plan and any Options granted hereunder is subject to compliance with the laws, rules and regulations of all public agencies and authorities applicable to the issuance and distribution of such Shares and to the rules of any stock exchange on which any of the shares of the Company may be listed. As a condition of participating in the Plan, each Eligible Person shall agree to comply with all such laws, rules and regulations and to furnish to the Company all information and undertakings as may be required to permit compliance with such laws, rules and regulations.

10.4 An Eligible Person shall not have any rights as a shareholder in respect of Shares subject to an Option until such Shares have been paid for in full and issued.

10.5 No Eligible Person, Participant or other person shall have any claim or right to be granted Options under the Plan. Neither the Plan nor any action taken thereunder shall interfere with the right of the employer of a Participant to terminate an Eligible Person's or Participant's employment at any time. Neither any period of notice, if any, nor any payment in lieu thereof, upon termination of employment shall be considered as extending the period of employment for the purposes of the Plan.

10.6 This Plan and any Options granted hereunder shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

10.7 This Plan is hereby instituted this 10th day of December, 1999 (as amended June 1, 2000, September 11, ~~2000 and~~**2000,** September 13, 2001 **and March 28, 2002**).

::ODMA\PCDOCS\DOCS\775541\45

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Thomas A. Fenton
Direct Line: (416) 865-4631
e-mail: tfenton@airdberlis.com

April 16, 2002

DELIVERED

Company Reporting
Corporate Finance Services
The Toronto Stock Exchange
The Exchange Tower
130 King Street West
Toronto, Ontario M5X 1J2

Attention: Donna Strong, Manager
Company Reporting

Dear Donna:

Re: Hip Interactive Corp. (the "Company")
Proposed Non-material Amendments to Stock Option Plan (the "Plan")

Further to your letter dated March 26, 2002, we now enclose copies of the following:

1. Certified copy of the Board resolution authorizing the non-material amendments to the Plan;

2. A blacklined copy and a clean copy of the Plan incorporating the amendments in question; and

3. Cheque in the amount of $802.50 representing your filing fee in this matter.

Yours very truly,
AIRD & BERLIS

Thomas A. Fenton
TAF/fk/encls.

::ODMA\PCDOCS\DOCS\1177935\1

CERTIFIED EXTRACT OF MINUTES
FROM A MEETING OF THE DIRECTORS
OF
HIP INTERACTIVE CORP.
(the "Corporation")

"Other Matters

Stock Option Plan

Tom Fenton reported to the Board that in accordance with the rules of The Toronto Stock Exchange, Hip was proposing to make certain non-material amendments to its Stock Option Plan which will essentially lengthen the exercise window for employees or consultants upon their ceasing to be employees or consultants, except for the case where such termination is with cause.

UPON MOTION duly made and seconded, BE IT RESOLVED that the non-material amendments to the Stock Option Plan be approved and that management take all steps necessary to effect the foregoing."

The above is certified to be a true copy of a resolution passed by the Board of Directors of the Corporation at a meeting held on March 28, 2002, which resolution is still in full force and effect as of the date hereof.

DATED as of the 16th day of April, 2002.

HIP INTERACTIVE CORP.

Per: ______________________
Thomas A. Director
Director

::ODMA\PCDOCS\DOCS\1177960\1

COPY

THIS DOCUMENT CONTAINS SECURITY FEATURES - SEE REVERSE

HIP INTERACTIVE CORPORATION
99 INGRAM DRIVE
TORONTO, ONTARIO M6M 2L7
416-249-7555

ROYAL BANK OF CANADA
2 BLOOR STREET EAST
TORONTO, ONTARIO M4W 1A8

2687

CHEQUE 2687

PAY Eight Hundred Two Dollars & 50 cents

DATE 05-Apr-2002

AMOUNT $802.50

TO THE ORDER OF

TORONTO STOCK EXCHANGE
THE EXCHANGE TOWER, P.O BOX 421
2 FIRST CANADIAN PLACE
TORONTO, ON M5X 1J2

HIP INTERACTIVE CORPORATION

PER

PER

⑈002687⑈ ⑆05702⑉003⑆ 107⑉148⑉9⑈

THIS DOCUMENT CONTAINS SECURITY FEATURES - SEE REVERSE

CLEAN (MAR 28/02)

HIP INTERACTIVE CORP.

STOCK OPTION PLAN

1. **Purpose**. This Stock Option Plan (the "Plan") has been established by Hip Interactive Corp. to provide long term incentives to Eligible Persons, as hereinafter defined, whose actions have a direct and identifiable impact on the future development of the Company.

2. **Definitions**

2.1 In this Plan, the following terms have the following meanings:

"affiliated entity" has the meaning ascribed thereto in Rule 45-503.

"associate" has the meaning attributed thereto in the *Securities Act* (Ontario).

"Business Day" means any day, other than a Saturday or a Sunday, on which The Toronto Stock Exchange is open for trading.

"Company" means Hip Interactive Corp., its subsidiaries and their respective successors and assigns, and any reference in the Plan to action by the Company means action by or under the authority of the Board of Directors of the Company or any person or committee that has been designated for that purpose by the Board of Directors.

"Consultant" means a person, other than an employee, officer or director of the Company, providing services to the Company.

"Date of Grant" of an Option means the date the Option is granted to a Participant under the Plan.

"Designated Amount" of a Participant's Option means the maximum number of Shares which the Participant may purchase under the Option, as designated by the Company at the time the Option is granted.

"Designated Percentage" in respect of an Option means the percentage of the Designated Amount representing the maximum number of Shares which a Participant may purchase under the Option during any Option Year less the percentage of Shares for which the Option was previously earned.

"Earliest Exercise Date" in respect of an Option means the earliest date on which the Option may be exercised.

"Eligible Persons" means any Consultant, employee, officer or director of the Company or an affiliated entity or a consultant's consultant company or partnership, a RRSP or RRIF established by or for the consultant or under which the consultant is a beneficiary, a subsidiary entity of the employee or a RRSP or RRIF established by or for the employee or under which the employee is the beneficiary, or a subsidiary entity of the executive or a RRSP or RRIF established by or for the executive or under which the executive is the beneficiary.

"Expiry Date" means the last date on which an Option may be exercised.

"Option" means an option to purchase Shares granted under the Plan.

"Option Price" in respect of an Option means the price designated by the Company at which the Participant may purchase Shares under the Option.

"Option Year" in respect of an Option means the twelve months commencing on the Date of the Grant of the Option or on any anniversary of such date, and ending prior to or on the Expiry Date.

"Participant" means a person to whom an Option has been granted.

"Plan" means this Employee Stock Option Plan, as amended and restated from time to time.

"related person" means (i) a director or senior officer of the Company, or (ii) an associate of a director or senior officer of the Company.

"Rule 45-503" means Rule 45-503 promulgated by the Ontario Securities Commission.

"Shares" means the Common Shares in the capital of the Company, and includes any shares in the capital of the Company into which such shares may be converted, reclassified, redesignated, subdivided, consolidated, exchanged or otherwise changed, whether pursuant to a capital reorganization, amalgamation, merger, arrangement or other form of reorganization.

2.2 In this Plan, unless the context requires otherwise, words importing gender include the masculine and feminine and words importing the singular number include the plural and vice versa.

2.3 Unless the context otherwise requires, terms not defined herein that are defined in Rule 45-503 shall have the meaning ascribed thereto in such rule.

3. Granting of Options and Determination of the Option Price

3.1 From time to time the Company may grant an Option to a Participant to purchase Shares in accordance with the Plan. In granting such Option, the Company shall designate:

(a) the Designated Amount which the Participant may purchase under the Option;

(b) the Earliest Exercise Date, which shall be the first anniversary of the Date of Grant unless otherwise determined by the Company;

(c) the latest date on which the Option may be exercised ("Expiry Date"), which shall be the tenth anniversary of the Date of Grant unless determined by the Company to be earlier;

(d) the Designated Percentage, which, unless otherwise determined by the Company, shall be 33 1/3% commencing on the Date of Grant, 66 2/3% commencing on the Second Option Year, and 100% commencing on the Third Option Year; and

(e) the Option Price at which the Participant may purchase his Shares under the Option, which price shall be determined by the Company in accordance with Section 3.2.

3.2 The Option Price per Share shall be not less than the five (5) day weighted average closing price for the Shares on the principal market or stock exchange on which the shares then trade calculated with reference to the five (5) trading days immediately preceding the Date of Grant.

3.3 Subject to the terms of the Plan, the Company may determine other terms or conditions, if any, of all Options.

3.4 Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect any Eligible Person's employment with the Company or any of its affiliates.

3.5 The Board of Directors of the Company has the authority to administer, implement and interpret the Plan. The determination by the Committee of any question which may arise as to the interpretation or implementation of the Plan or any of the Options granted hereunder shall be final and binding on all Eligible Persons, Participants and other persons claiming or deriving rights through any of them.

3.6 Notwithstanding any other provision in this Plan, the period for exercising an Option shall not extend beyond a period of ten (10) years following the Date of Grant.

4. Exercise of Participant's Options

4.1 Subject to the provisions of the Plan, unless the Board of Directors otherwise determines, an Option may be exercised by the Participant on or after the Earliest Exercise Date from time to time during each option year (the "Current Option Year") at his discretion to purchase in the aggregate a number of Shares equal to the aggregate of:

(a) the previously unexercised portion of the Designated Percentage in any previous Option Year; and

(b) the Designated Percentage of the Designated Amount of the Option during the current Option Year.

4.2 Subject to Section 4.3 below, a Participant's Option shall terminate and, unless the Board of Directors determines that a shorter period of time is appropriate in the circumstances, may not be exercised after the following:

(a) three years after the Participant's termination of active, full-time employment with the Company for any reason other than for cause;

(b) the Participant's termination of active, full-time employment with the Company for cause; and

(c) in the case of a Participant who is a director or Consultant, one year after such Participant's resignation or removal as a director or termination as a Consultant.

4.3. Notwithstanding Section 4.2 above, no option may be exercised after its Expiry Date.

4.4 The exercise of an Option under the Plan shall be made by notice to the Company in writing specifying and subscribing for the number of Shares in respect of which the Option is being exercised at that time and, except where payment is made by another means satisfactory to the Company, accompanied by a certified cheque or bank draft payable to the Company in the amount of the aggregate Option Price for such number of Shares. As of the business day the Company receives such notice and such payment, the Participant (or the person claiming through him, as the case may be) shall be entitled to be entered on the share register of the Company as the holder of the number of Shares in respect of which the Option was exercised and as promptly as possible thereafter shall be delivered a certificate representing the said number of Shares.

5. Maximum Number of Shares to be Issued Under the Plan

5.1 Options may be granted in respect of authorized and unissued Shares, provided that the aggregate number of Shares reserved for issuance under this Plan, subject to adjustment or increase of such number pursuant to the provisions of Article 6 hereof, shall not exceed a maximum of 8,000,000 Shares. Shares in respect of which

Options are not exercised shall be available for the issuance of subsequent Options under the Plan. No fractional shares may be purchased or issued under the Plan.

5.2 Notwithstanding any other provision contained in this Plan or any agreement relating to any Options granted under the Plan, no options shall be granted under this Plan if, together with any other incentives or incentive plans established or maintained by the Company, such granting of options could result, at any time, in:

(a) the number of Shares reserved for issuance under the stock options granted to related persons exceeding 10% of the number of outstanding issued Shares of the Company;

(b) the issuance to related persons, within a 12 month period, of a number of Shares exceeding 10% of the outstanding number of issued Shares of the Company;

(c) the number of Shares reserved for issuance under stock options granted to any one related person, and the related person's associates, exceeding 5% of the outstanding number of issued Shares; or

(d) the issuance to any one related person, and the related person's associates, within a 12 month period, of a number of Shares exceeding 5% of the outstanding number of issued Shares.

5.3 Any amendment to the Plan to increase the number of Shares which may be issued under Options pursuant to the Plan, as provided for in Section 5.1, may not exceed 10% of the issued and outstanding Shares at the time of such amendment unless such amendment is approved by a resolution of the shareholders.

6. Anti-Dilution Provisions

6.1 If the number of outstanding Shares of the Company shall be increased or decreased as a result of a stock split, consolidation or recapitalization and not as a result of the issuance of Shares for additional consideration or by way of stock dividend, the Company may make appropriate adjustments to the Designated Amount of any Option which has previously been granted under the Plan, the maximum number of Shares which the Participant may thereafter purchase under such Option, the Option Price in respect of such Option and the maximum number of Shares which may be issued under the Plan in accordance with Section 5.1.

6.2 No fractional Shares shall be issued upon the exercise of an Option nor shall any script certificates in lieu therefor be issuable at any time. Accordingly, if as a result of any adjustment under Section 6.1 a Participant would otherwise have become entitled to a fractional share upon the exercise of an Option, he shall have the right to purchase only the next lower whole number of Shares and no payment or other adjustment will be made with respect to the fractional interests so disregarded.

7. Accounts and Statements. The Company shall maintain records of the details of each Option granted to each Participant under the Plan, including the Date of Grant, Designated Amount and the Option Price of each Option, the number of Shares in respect of which the Option has been exercised and the maximum number of Shares which the Participant may still purchase under the Option. Upon request therefor from a Participant and at such other times as the Company shall determine, the Company shall furnish the Participant with a statement setting forth the details of his Options. Such statement shall be deemed to have been accepted by the Participant as correct unless written notice to the contrary is given to the Company within 30 days after such statement is given to the Participant

8. Reorganization

8.1 In this Article 8, "reorganization" means (i) capital reorganization, (ii) merger, (iii) amalgamation, (iv) offer for Shares which if successful would entitle the offeror to acquire all of the Shares, or (v) arrangement or other scheme of reorganization.

8.2 In the event of a reorganization or proposed reorganization, the Company, at its option, may do either of the following:

(a) the Company may irrevocably commute any Option that is still capable of being exercised, upon giving to the Participant to whom such Option has been granted at least 30 days' written notice of its intention to commute the Option, and during such period of notice, the Option, to the extent that it has not been exercised, may be exercised by the Participant up to the Designated Amount of Shares which may be purchased under the Option, without regard to the limitations contained in subsection 4.1(a), and on the expiry of such period of notice, the unexercised portion of the Option shall lapse and be cancelled, or

(b) the Company or any corporation which is or would be the successor to the Company or which may issue securities in exchange for Shares upon the reorganization becoming effective may offer any Participant the opportunity to obtain a new or replacement option over any securities into which the shares are changed or are convertible or exchangeable, on a basis proportionate to the number of Shares under option; in such event the Participant shall, if he accepts such offer, be deemed to have released his Option over Shares and such Option shall be deemed to have lapsed.

8.3 Subsections (a) and (b) of Section 8.2 are intended to be permissive and may be utilized independently or successively in combination or otherwise, and nothing therein contained shall be construed as limiting or affecting the ability of the Company to deal with Options in any other manner.

9. Notices

9.1 Any payment, notice, statement, certificate or other instrument required or permitted to be given to a Participant or any person claiming or deriving any rights through him shall be given by:

(a) delivering it personally to the Participant or to the person claiming or deriving rights through him, as the case may be, or

(b) mailing it postage paid or delivering it to the address which is maintained for the Participant in the Company's personnel records.

9.2 Any payment, notice, statement, certificate or instrument required or permitted to be given to the Company shall be given by mailing it postage prepaid or delivering it to the Company at its principal address to the attention of the Company Secretary.

9.3 Any payment, notice, statement, certificate or other instrument referred to in Section 9.1 or 9.2, if delivered, shall be deemed to have been given or delivered on the date on which it was delivered or, if mailed, shall be deemed to have been given or delivered on the date of receipt.

10. General

10.1 From time to time the Company may add to or amend any of the provisions of the Plan or an Option granted hereunder or terminate the Plan; provided, however, that, subject to the provisions of Articles 6 and 8, (i) any approvals required under any applicable law or under the applicable rules of any stock exchange in Canada upon which shares of the Company are listed are obtained, and (ii) unless a Participant otherwise agrees, any such addition, amendment or termination shall apply only in respect of Options granted on or after the date of such addition, amendment or termination.

10.2 The Plan shall enure to the benefit of and be binding upon the Company, its successors and assigns. The interest of any Eligible Person or Participant under the Plan or in any Option shall not be transferable or alienable by him either by pledge, assignment or in any other manner whatsoever and, during his lifetime, shall be

vested only in him, but shall thereafter enure to the benefit of and be binding upon the legal personal representatives of the Eligible Person or the Participant, as the case may be.

10.3 The Company's obligation to issue Shares in accordance with the terms of this Plan and any Options granted hereunder is subject to compliance with the laws, rules and regulations of all public agencies and authorities applicable to the issuance and distribution of such Shares and to the rules of any stock exchange on which any of the shares of the Company may be listed. As a condition of participating in the Plan, each Eligible Person shall agree to comply with all such laws, rules and regulations and to furnish to the Company all information and undertakings as may be required to permit compliance with such laws, rules and regulations.

10.4 An Eligible Person shall not have any rights as a shareholder in respect of Shares subject to an Option until such Shares have been paid for in full and issued.

10.5 No Eligible Person, Participant or other person shall have any claim or right to be granted Options under the Plan. Neither the Plan nor any action taken thereunder shall interfere with the right of the employer of a Participant to terminate an Eligible Person's or Participant's employment at any time. Neither any period of notice, if any, nor any payment in lieu thereof, upon termination of employment shall be considered as extending the period of employment for the purposes of the Plan.

10.6 This Plan and any Options granted hereunder shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

10.7 This Plan is hereby instituted this 10th day of December, 1999 (as amended June 1, 2000, September 11, 2000, September 13, 2001 and March 28, 2002).

Blackline

HIP INTERACTIVE CORP.

STOCK OPTION PLAN

1. **Purpose.** This Stock Option Plan (the "Plan") has been established by Hip Interactive Corp. to provide long term incentives to Eligible Persons, as hereinafter defined, whose actions have a direct and identifiable impact on the future development of the Company.

2. **Definitions**

2.1 In this Plan, the following terms have the following meanings:

"affiliated entity" has the meaning ascribed thereto in Rule 45-503.

"associate" has the meaning attributed thereto in the *Securities Act* (Ontario).

"Business Day" means any day, other than a Saturday or a Sunday, on which The Toronto Stock Exchange is open for trading.

"Company" means Hip Interactive Corp., its subsidiaries and their respective successors and assigns, and any reference in the Plan to action by the Company means action by or under the authority of the Board of Directors of the Company or any person or committee that has been designated for that purpose by the Board of Directors.

"Consultant" means a person, other than an employee, officer or director of the Company, providing services to the Company.

"Date of Grant" of an Option means the date the Option is granted to a Participant under the Plan.

"Designated Amount" of a Participant's Option means the maximum number of Shares which the Participant may purchase under the Option, as designated by the Company at the time the Option is granted.

"Designated Percentage" in respect of an Option means the percentage of the Designated Amount representing the maximum number of Shares which a Participant may purchase under the Option during any Option Year less the percentage of Shares for which the Option was previously earned.

"Earliest Exercise Date" in respect of an Option means the earliest date on which the Option may be exercised.

"Eligible Persons" means any Consultant, employee, officer or director of the Company or an affiliated entity or a consultant's consultant company or partnership, a RRSP or RRIF established by or for the consultant or under which the consultant is a beneficiary, a subsidiary entity of the employee or a RRSP or RRIF established by or for the employee or under which the employee is the beneficiary, or a subsidiary entity of the executive or a RRSP or RRIF established by or for the executive or under which the executive is the beneficiary.

"~~Latest Exercise~~Expiry Date" means the ~~latest~~last date on which an Option may be exercised.

"Option" means an option to purchase Shares granted under the Plan.

"Option Price" in respect of an Option means the price designated by the Company at which the Participant may purchase Shares under the Option.

"Option Year" in respect of an Option means the twelve months commencing on the Date of the Grant of the Option or on any anniversary of such date, and ending prior to or on the ~~Latest Exercise~~Expiry Date.

"Participant" means a person to whom an Option has been granted.

"Plan" means this Employee Stock Option Plan, as amended and restated from time to time.

"related person" means (i) a director or senior officer of the Company, or (ii) an associate of a director or senior officer of the Company.

"Rule 45-503" means Rule 45-503 promulgated by the Ontario Securities Commission.

"Shares" means the Common Shares in the capital of the Company, and includes any shares in the capital of the Company into which such shares may be converted, reclassified, redesignated, subdivided, consolidated, exchanged or otherwise changed, whether pursuant to a capital reorganization, amalgamation, merger, arrangement or other form of reorganization.

2.2 In this Plan, unless the context requires otherwise, words importing gender include the masculine and feminine and words importing the singular number include the plural and vice versa.

2.3 Unless the context otherwise requires, terms not defined herein that are defined in Rule 45-503 shall have the meaning ascribed thereto in such rule.

3. Granting of Options and Determination of the Option Price

3.1 From time to time the Company may grant an Option to a Participant to purchase Shares in accordance with the Plan. In granting such Option, the Company shall designate:

(a) the Designated Amount which the Participant may purchase under the Option;

(b) the Earliest Exercise Date, which shall be the first anniversary of the Date of Grant unless otherwise determined by the Company;

(c) the latest date on which the Option may be exercised ("~~Latest Exercise~~Expiry Date"), which shall be the ~~seventh~~tenth anniversary of the Date of Grant unless determined by the Company to be earlier;

(d) the Designated Percentage, which, unless otherwise determined by the Company, shall be 33 1/3% commencing on the Date of Grant, 66 2/3% commencing on the Second Option Year, and 100% commencing on the Third Option Year; and

(e) the Option Price at which the Participant may purchase his Shares under the Option, which price shall be determined by the Company in accordance with Section 3.2.

3.2 The Option Price per Share shall be not less than the five (5) day weighted average closing price for the Shares on the principal market or stock exchange on which the shares then trade calculated with reference to the five (5) trading days immediately preceding the Date of Grant.

3.3 Subject to the terms of the Plan, the Company may determine other terms or conditions, if any, of all Options.

3.4 Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect any Eligible Person's employment with the Company or any of its affiliates.

3.5 The Board of Directors of the Company has the authority to administer, implement and interpret the Plan. The determination by the Committee of any question which may arise as to the interpretation or implementation of the Plan or any of the Options granted hereunder shall be final and binding on all Eligible Persons, Participants and other persons claiming or deriving rights through any of them.

3.6 Notwithstanding any other provision in this Plan, the period for exercising an Option shall not extend beyond a period of ten (10) years following the Date of Grant.

4. Exercise of Participant's Options

4.1 Subject to the provisions of the Plan, unless the Board of Directors otherwise determines, an Option may be exercised by the Participant on or after the Earliest Exercise Date from time to time during each option year (the "Current Option Year") at his discretion to purchase in the aggregate a number of Shares equal to the aggregate of:

(a) the previously unexercised portion of the Designated Percentage in any previous Option Year; and

(b) the Designated Percentage of the Designated Amount of the Option during the current Option Year.

4.2 ~~A~~**Subject to Section 4.3 below, a** Participant's Option shall terminate and**, unless the Board of Directors determines that a shorter period of time is appropriate in the circumstances,** may not be exercised after the ~~earliest of~~**following**:

(a) ~~six~~**three** ~~months~~**years** after the Participant's termination of active, full-time employment with the Company ~~by~~**for any** reason ~~of death or disability~~**other than for cause**;

(b) ~~90 days after~~ the Participant's termination of active, full-time employment with the Company ~~by reason of retirement or early retirement in accordance with the Company's policies;~~**for cause; and**

~~(c) the Participant's termination of active, full-time employment with the Company for cause;~~

~~(d)~~**(c)** in the case of a Participant who is ~~an~~**a** ~~officer or~~ director ~~of the Company~~**or Consultant**, ~~90~~**one** ~~days~~**year** after such Participant's resignation or removal as ~~an officer or~~**a** director~~;~~ **or termination as a Consultant.**

~~(e) 30 days after the date of the Participant's termination of active, full-time employment with the Company in any manner or for any reason, as may be determined by the Company in its sole discretion, other than retirement or early retirement in accordance with the Company's policies, death, disability or termination of employment for cause; and~~

~~(f) the Latest Exercise Date of the Participant's Option.~~

4.3. Notwithstanding Section 4.2 above, no option may be exercised after its Expiry Date.

~~4.3~~**4.4** The exercise of an Option under the Plan shall be made by notice to the Company in writing specifying and subscribing for the number of Shares in respect of which the Option is being exercised at that time and, except where payment is made by another means satisfactory to the Company, accompanied by a certified

cheque or bank draft payable to the Company in the amount of the aggregate Option Price for such number of Shares. As of the business day the Company receives such notice and such payment, the Participant (or the person claiming through him, as the case may be) shall be entitled to be entered on the share register of the Company as the holder of the number of Shares in respect of which the Option was exercised and as promptly as possible thereafter shall be delivered a certificate representing the said number of Shares.

5. Maximum Number of Shares to be Issued Under the Plan

5.1 Options may be granted in respect of authorized and unissued Shares, provided that the aggregate number of Shares reserved for issuance under this Plan, subject to adjustment or increase of such number pursuant to the provisions of Article 6 hereof, shall not exceed a maximum of 8,000,000 Shares. Shares in respect of which Options are not exercised shall be available for the issuance of subsequent Options under the Plan. No fractional shares may be purchased or issued under the Plan.

5.2 Notwithstanding any other provision contained in this Plan or any agreement relating to any Options granted under the Plan, no options shall be granted under this Plan if, together with any other incentives or incentive plans established or maintained by the Company, such granting of options could result, at any time, in:

(a) the number of Shares reserved for issuance under the stock options granted to related persons exceeding 10% of the number of outstanding issued Shares of the Company;

(b) the issuance to related persons, within a 12 month period, of a number of Shares exceeding 10% of the outstanding number of issued Shares of the Company;

(c) the number of Shares reserved for issuance under stock options granted to any one related person, and the related person's associates, exceeding 5% of the outstanding number of issued Shares; or

(d) the issuance to any one related person, and the related person's associates, within a 12 month period, of a number of Shares exceeding 5% of the outstanding number of issued Shares.

5.3 Any amendment to the Plan to increase the number of Shares which may be issued under Options pursuant to the Plan, as provided for in Section 5.1, may not exceed 10% of the issued and outstanding Shares at the time of such amendment unless such amendment is approved by a resolution of the shareholders.

6. Anti-Dilution Provisions

6.1 If the number of outstanding Shares of the Company shall be increased or decreased as a result of a stock split, consolidation or recapitalization and not as a result of the issuance of Shares for additional consideration or by way of stock dividend, the Company may make appropriate adjustments to the Designated Amount of any Option which has previously been granted under the Plan, the maximum number of Shares which the Participant may thereafter purchase under such Option, the Option Price in respect of such Option and the maximum number of Shares which may be issued under the Plan in accordance with Section 5.1.

6.2 No fractional Shares shall be issued upon the exercise of an Option nor shall any script certificates in lieu therefor be issuable at any time. Accordingly, if as a result of any adjustment under Section 6.1 a Participant would otherwise have become entitled to a fractional share upon the exercise of an Option, he shall have the right to purchase only the next lower whole number of Shares and no payment or other adjustment will be made with respect to the fractional interests so disregarded.

7. **Accounts and Statements.** The Company shall maintain records of the details of each Option granted to each Participant under the Plan, including the Date of Grant, Designated Amount and the Option Price of each Option, the number of Shares in respect of which the Option has been exercised and the maximum number of

Shares which the Participant may still purchase under the Option. Upon request therefor from a Participant and at such other times as the Company shall determine, the Company shall furnish the Participant with a statement setting forth the details of his Options. Such statement shall be deemed to have been accepted by the Participant as correct unless written notice to the contrary is given to the Company within 30 days after such statement is given to the Participant

8. Reorganization

8.1 In this Article 8, "reorganization" means (i) capital reorganization, (ii) merger, (iii) amalgamation, (iv) offer for Shares which if successful would entitle the offeror to acquire all of the Shares, or (v) arrangement or other scheme of reorganization.

8.2 In the event of a reorganization or proposed reorganization, the Company, at its option, may do either of the following:

(a) the Company may irrevocably commute any Option that is still capable of being exercised, upon giving to the Participant to whom such Option has been granted at least 30 days' written notice of its intention to commute the Option, and during such period of notice, the Option, to the extent that it has not been exercised, may be exercised by the Participant up to the Designated Amount of Shares which may be purchased under the Option, without regard to the limitations contained in subsection 4.1(a), and on the expiry of such period of notice, the unexercised portion of the Option shall lapse and be cancelled, or

(b) the Company or any corporation which is or would be the successor to the Company or which may issue securities in exchange for Shares upon the reorganization becoming effective may offer any Participant the opportunity to obtain a new or replacement option over any securities into which the shares are changed or are convertible or exchangeable, on a basis proportionate to the number of Shares under option; in such event the Participant shall, if he accepts such offer, be deemed to have released his Option over Shares and such Option shall be deemed to have lapsed.

8.3 Subsections (a) and (b) of Section 8.2 are intended to be permissive and may be utilized independently or successively in combination or otherwise, and nothing therein contained shall be construed as limiting or affecting the ability of the Company to deal with Options in any other manner.

9. Notices

9.1 Any payment, notice, statement, certificate or other instrument required or permitted to be given to a Participant or any person claiming or deriving any rights through him shall be given by:

(a) delivering it personally to the Participant or to the person claiming or deriving rights through him, as the case may be, or

(b) mailing it postage paid or delivering it to the address which is maintained for the Participant in the Company's personnel records.

9.2 Any payment, notice, statement, certificate or instrument required or permitted to be given to the Company shall be given by mailing it postage prepaid or delivering it to the Company at its principal address to the attention of the Company Secretary.

9.3 Any payment, notice, statement, certificate or other instrument referred to in Section 9.1 or 9.2, if delivered, shall be deemed to have been given or delivered on the date on which it was delivered or, if mailed, shall be deemed to have been given or delivered on the date of receipt.

10. General

10.1 From time to time the Company may add to or amend any of the provisions of the Plan or an Option granted hereunder or terminate the Plan; provided, however, that, subject to the provisions of Articles 6 and 8, (i) any approvals required under any applicable law or under the applicable rules of any stock exchange in Canada upon which shares of the Company are listed are obtained, and (ii) unless a Participant otherwise agrees, any such addition, amendment or termination shall apply only in respect of Options granted on or after the date of such addition, amendment or termination.

10.2 The Plan shall enure to the benefit of and be binding upon the Company, its successors and assigns. The interest of any Eligible Person or Participant under the Plan or in any Option shall not be transferable or alienable by him either by pledge, assignment or in any other manner whatsoever and, during his lifetime, shall be vested only in him, but shall thereafter enure to the benefit of and be binding upon the legal personal representatives of the Eligible Person or the Participant, as the case may be.

10.3 The Company's obligation to issue Shares in accordance with the terms of this Plan and any Options granted hereunder is subject to compliance with the laws, rules and regulations of all public agencies and authorities applicable to the issuance and distribution of such Shares and to the rules of any stock exchange on which any of the shares of the Company may be listed. As a condition of participating in the Plan, each Eligible Person shall agree to comply with all such laws, rules and regulations and to furnish to the Company all information and undertakings as may be required to permit compliance with such laws, rules and regulations.

10.4 An Eligible Person shall not have any rights as a shareholder in respect of Shares subject to an Option until such Shares have been paid for in full and issued.

10.5 No Eligible Person, Participant or other person shall have any claim or right to be granted Options under the Plan. Neither the Plan nor any action taken thereunder shall interfere with the right of the employer of a Participant to terminate an Eligible Person's or Participant's employment at any time. Neither any period of notice, if any, nor any payment in lieu thereof, upon termination of employment shall be considered as extending the period of employment for the purposes of the Plan.

10.6 This Plan and any Options granted hereunder shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

10.7 This Plan is hereby instituted this 10th day of December, 1999 (as amended June 1, 2000, September 11, ~~2000 and~~**2000,** September 13, 2001 **and March 28, 2002**).

::ODMA\PCDOCS\DOCS\775541\45

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The Exchange Tower
130 King Street West
Toronto, Canada M5X 1J2
Tel. 416.947.4507
Fax. 416.947.4547
donna.strong@tse.com

Donna Strong
Manager
Company Reporting
Corporate Finance Services

TSE
Toronto Stock Exchange

March 26, 2002

VIA FAX (416) 863-1515 AND MAIL

Mr. Thomas Fenton
Aird & Berlis LLP
Barristers & Solicitors
BCE Place, Suite 1800, Box 754
181 Bay Street
Toronto, ON
M5J 2T9

Dear Mr. Fenton:

RE: Hip Interactive Corp. (the "Company")
Non-material Amendments to the Stock Option Plan (the "Plan")

Thank you for your email dated March 25, 2002 and your letter dated March 25, 2002, together with attachments.

We understand that the Company is proposing to effect certain non-material amendments to its Plan as set out in the black-lined copy of the Plan received under cover of your letter.

The Toronto Stock Exchange's (the "TSE") acceptance of these amendments is subject to:

1) receipt of a certified copy of the board resolution authorizing the amendments;

2) receipt of a clean copy of the Plan incorporating the amendments; and

3) receipt of a cheque in the amount of $802.50 representing the applicable filing fee of $750.00 plus $52.50 G.S.T.

If you have any questions with respect to the foregoing, please contact the undersigned.

Yours very truly,

TORONTO STOCK EXCHANGE INC.

Donna Strong
DS/mt


Received Time Mar. 26. 11:30AM



AIRD & BERLIS LLP

Barristers and Solicitors
Patent and Trade Mark Agents

Thomas A. Fenton
Direct Line: (416) 865-4631
e-mail: tfenton@airdberlis.com

March 25, 2002

FACSIMILE: 416.947.4547

Company Reporting
Corporate Finance Services
The Toronto Stock Exchange
The Exchange Tower
130 King Street West
Toronto, Ontario M5X 1J2

Attention: Donna Strong, Manager
Company Reporting

Dear Donna:

Re: Hip Interactive Corp. (the "Company")
Re: Proposed Non-material Amendments to Stock Option Plan

Further to our recent telephone discussions, this letter is written as a formal request on behalf of our client, Hip Interactive Corp., to effect certain non-material amendments to its Stock Option Plan.

The proposed amendments are evidenced by the blacklined draft of the Stock Option Plan attached hereto.

We hereby request written acceptance to the proposed amendments herein.

Yours very truly,
AIRD & BERLIS



Thomas A. Fenton
TAF/ld/encls.

::ODMA\PCDOCS\DOCS\1135997\1

HIP INTERACTIVE CORP.

STOCK OPTION PLAN

1. **Purpose.** This Stock Option Plan (the "Plan") has been established by Hip Interactive Corp. to provide long term incentives to Eligible Persons, as hereinafter defined, whose actions have a direct and identifiable impact on the future development of the Company.

2. **Definitions**

2.1 In this Plan, the following terms have the following meanings:

"affiliated entity" has the meaning ascribed thereto in Rule 45-503.

"associate" has the meaning attributed thereto in the *Securities Act* (Ontario).

"Business Day" means any day, other than a Saturday or a Sunday, on which The Toronto Stock Exchange is open for trading.

"Company" means Hip Interactive Corp., its subsidiaries and their respective successors and assigns, and any reference in the Plan to action by the Company means action by or under the authority of the Board of Directors of the Company or any person or committee that has been designated for that purpose by the Board of Directors.

"Consultant" means a person, other than an employee, officer or director of the Company, providing services to the Company.

"Date of Grant" of an Option means the date the Option is granted to a Participant under the Plan.

"Designated Amount" of a Participant's Option means the maximum number of Shares which the Participant may purchase under the Option, as designated by the Company at the time the Option is granted.

"Designated Percentage" in respect of an Option means the percentage of the Designated Amount representing the maximum number of Shares which a Participant may purchase under the Option during any Option Year less the percentage of Shares for which the Option was previously earned.

"Earliest Exercise Date" in respect of an Option means the earliest date on which the Option may be exercised.

"Eligible Persons" means any Consultant, employee, officer or director of the Company or an affiliated entity or a consultant's consultant company or partnership, a RRSP or RRIF established by or for the consultant or under which the consultant is a beneficiary, a subsidiary entity of the employee or a RRSP or RRIF established by or for the employee or under which the employee is the beneficiary, or a subsidiary entity of the executive or a RRSP or RRIF established by or for the executive or under which the executive is the beneficiary.

"~~Latest Exercise~~Expiry Date" means the ~~latest~~last date on which an Option may be exercised.

"Option" means an option to purchase Shares granted under the Plan.

"Option Price" in respect of an Option means the price designated by the Company at which the Participant may purchase Shares under the Option.

"Option Year" in respect of an Option means the twelve months commencing on the Date of the Grant of the Option or on any anniversary of such date, and ending prior to or on the ~~Latest Exercise~~**Expiry** Date.

"Participant" means a person to whom an Option has been granted.

"Plan" means this Employee Stock Option Plan, as amended and restated from time to time.

"related person" means (i) a director or senior officer of the Company, or (ii) an associate of a director or senior officer of the Company.

"Rule 45-503" means Rule 45-503 promulgated by the Ontario Securities Commission.

"Shares" means the Common Shares in the capital of the Company, and includes any shares in the capital of the Company into which such shares may be converted, reclassified, redesignated, subdivided, consolidated, exchanged or otherwise changed, whether pursuant to a capital reorganization, amalgamation, merger, arrangement or other form of reorganization.

2.2 In this Plan, unless the context requires otherwise, words importing gender include the masculine and feminine and words importing the singular number include the plural and vice versa.

2.3 Unless the context otherwise requires, terms not defined herein that are defined in Rule 45-503 shall have the meaning ascribed thereto in such rule.

3. Granting of Options and Determination of the Option Price

3.1 From time to time the Company may grant an Option to a Participant to purchase Shares in accordance with the Plan. In granting such Option, the Company shall designate:

(a) the Designated Amount which the Participant may purchase under the Option;

(b) the Earliest Exercise Date, which shall be the first anniversary of the Date of Grant unless otherwise determined by the Company;

(c) the latest date on which the Option may be exercised ("~~Latest Exercise~~**Expiry** Date"), which shall be the ~~seventh~~**tenth** anniversary of the Date of Grant unless determined by the Company to be earlier;

(d) the Designated Percentage, which, unless otherwise determined by the Company, shall be 33 1/3% commencing on the Date of Grant, 66 2/3% commencing on the Second Option Year, and 100% commencing on the Third Option Year; and

(e) the Option Price at which the Participant may purchase his Shares under the Option, which price shall be determined by the Company in accordance with Section 3.2.

3.2 The Option Price per Share shall be not less than the five (5) day weighted average closing price for the Shares on the principal market or stock exchange on which the shares then trade calculated with reference to the five (5) trading days immediately preceding the Date of Grant.

3.3 Subject to the terms of the Plan, the Company may determine other terms or conditions, if any, of all Options.

3.4 Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect any Eligible Person's employment with the Company or any of its affiliates.

3.5 The Board of Directors of the Company has the authority to administer, implement and interpret the Plan. The determination by the Committee of any question which may arise as to the interpretation or implementation of the Plan or any of the Options granted hereunder shall be final and binding on all Eligible Persons, Participants and other persons claiming or deriving rights through any of them.

3.6 Notwithstanding any other provision in this Plan, the period for exercising an Option shall not extend beyond a period of ten (10) years following the Date of Grant.

4. Exercise of Participant's Options

4.1 Subject to the provisions of the Plan, unless the Board of Directors otherwise determines, an Option may be exercised by the Participant on or after the Earliest Exercise Date from time to time during each option year (the "Current Option Year") at his discretion to purchase in the aggregate a number of Shares equal to the aggregate of:

(a) the previously unexercised portion of the Designated Percentage in any previous Option Year; and

(b) the Designated Percentage of the Designated Amount of the Option during the current Option Year.

4.2 ~~A~~**Subject to Section 4.3 below, a** Participant's Option shall terminate and may not be exercised after the ~~earliest of~~**following**:

(a) ~~six~~**three** ~~months~~**years** after the Participant's termination ~~of~~ active, full-time employment with the Company ~~by reason of death or disability;~~

(b) ~~90~~**three** ~~days~~**years** after the Participant's termination of act with the Company by reason of retirement ~~or early~~ retireme Company's policies;

(c) the Participant's termination of active, full-time employment cause;

(d) in the case of a Participant who is ~~an officer or~~**a** director ~~of~~ **Consultant, 1** ~~days~~**year** after such Participant's resignation or remo director **or termination as a Consultant**; **and**

(e) ~~30~~**one** ~~days~~**year** after the date of the Participant's termination of active, full-time employment with the Company in any manner or for any reason, as may be determined by the Company in its sole discretion, other than retirement or early retirement in accordance with the Company's policies, death, disability or termination of employment for cause~~; and~~.

~~(f) the Latest Exercise Date of the Participant's Option.~~

4.3. Notwithstanding Section 4.2 above, no option may be exercised after its Expiry Date.

~~4.3~~**4.4** The exercise of an Option under the Plan shall be made by notice to the Company in writing specifying and subscribing for the number of Shares in respect of which the Option is being exercised at that time and, except where payment is made by another means satisfactory to the Company, accompanied by a certified cheque or bank draft payable to the Company in the amount of the aggregate Option Price for such number of

Shares. As of the business day the Company receives such notice and such payment, the Participant (or the person claiming through him, as the case may be) shall be entitled to be entered on the share register of the Company as the holder of the number of Shares in respect of which the Option was exercised and as promptly as possible thereafter shall be delivered a certificate representing the said number of Shares.

5. Maximum Number of Shares to be Issued Under the Plan

5.1 Options may be granted in respect of authorized and unissued Shares, provided that the aggregate number of Shares reserved for issuance under this Plan, subject to adjustment or increase of such number pursuant to the provisions of Article 6 hereof, shall not exceed a maximum of 8,000,000 Shares. Shares in respect of which Options are not exercised shall be available for the issuance of subsequent Options under the Plan. No fractional shares may be purchased or issued under the Plan.

5.2 Notwithstanding any other provision contained in this Plan or any agreement relating to any Options granted under the Plan, no options shall be granted under this Plan if, together with any other incentives or incentive plans established or maintained by the Company, such granting of options could result, at any time, in:

(a) the number of Shares reserved for issuance under the stock options granted to related persons exceeding 10% of the number of outstanding issued Shares of the Company;

(b) the issuance to related persons, within a 12 month period, of a number of Shares exceeding 10% of the outstanding number of issued Shares of the Company;

(c) the number of Shares reserved for issuance under stock options granted to any one related person, and the related person's associates, exceeding 5% of the outstanding number of issued Shares; or

(d) the issuance to any one related person, and the related person's associates, within a 12 month period, of a number of Shares exceeding 5% of the outstanding number of issued Shares.

5.3 Any amendment to the Plan to increase the number of Shares which may be issued under Options pursuant to the Plan, as provided for in Section 5.1, may not exceed 10% of the issued and outstanding Shares at the time of such amendment unless such amendment is approved by a resolution of the shareholders.

6. Anti-Dilution Provisions

6.1 If the number of outstanding Shares of the Company shall be increased or decreased as a result of a stock split, consolidation or recapitalization and not as a result of the issuance of Shares for additional consideration or by way of stock dividend, the Company may make appropriate adjustments to the Designated Amount of any Option which has previously been granted under the Plan, the maximum number of Shares which the Participant may thereafter purchase under such Option, the Option Price in respect of such Option and the maximum number of Shares which may be issued under the Plan in accordance with Section 5.1.

6.2 No fractional Shares shall be issued upon the exercise of an Option nor shall any script certificates in lieu therefor be issuable at any time. Accordingly, if as a result of any adjustment under Section 6.1 a Participant would otherwise have become entitled to a fractional share upon the exercise of an Option, he shall have the right to purchase only the next lower whole number of Shares and no payment or other adjustment will be made with respect to the fractional interests so disregarded.

7. Accounts and Statements. The Company shall maintain records of the details of each Option granted to each Participant under the Plan, including the Date of Grant, Designated Amount and the Option Price of each Option, the number of Shares in respect of which the Option has been exercised and the maximum number of Shares which the Participant may still purchase under the Option. Upon request therefor from a Participant and at

such other times as the Company shall determine, the Company shall furnish the Participant with a statement setting forth the details of his Options. Such statement shall be deemed to have been accepted by the Participant as correct unless written notice to the contrary is given to the Company within 30 days after such statement is given to the Participant

8. Reorganization

8.1 In this Article 8, "reorganization" means (i) capital reorganization, (ii) merger, (iii) amalgamation, (iv) offer for Shares which if successful would entitle the offeror to acquire all of the Shares, or (v) arrangement or other scheme of reorganization.

8.2 In the event of a reorganization or proposed reorganization, the Company, at its option, may do either of the following:

(a) the Company may irrevocably commute any Option that is still capable of being exercised, upon giving to the Participant to whom such Option has been granted at least 30 days' written notice of its intention to commute the Option, and during such period of notice, the Option, to the extent that it has not been exercised, may be exercised by the Participant up to the Designated Amount of Shares which may be purchased under the Option, without regard to the limitations contained in subsection 4.1(a), and on the expiry of such period of notice, the unexercised portion of the Option shall lapse and be cancelled, or

(b) the Company or any corporation which is or would be the successor to the Company or which may issue securities in exchange for Shares upon the reorganization becoming effective may offer any Participant the opportunity to obtain a new or replacement option over any securities into which the shares are changed or are convertible or exchangeable, on a basis proportionate to the number of Shares under option; in such event the Participant shall, if he accepts such offer, be deemed to have released his Option over Shares and such Option shall be deemed to have lapsed.

8.3 Subsections (a) and (b) of Section 8.2 are intended to be permissive and may be utilized independently or successively in combination or otherwise, and nothing therein contained shall be construed as limiting or affecting the ability of the Company to deal with Options in any other manner.

9. Notices

9.1 Any payment, notice, statement, certificate or other instrument required or permitted to be given to a Participant or any person claiming or deriving any rights through him shall be given by:

(a) delivering it personally to the Participant or to the person claiming or deriving rights through him, as the case may be, or

(b) mailing it postage paid or delivering it to the address which is maintained for the Participant in the Company's personnel records.

9.2 Any payment, notice, statement, certificate or instrument required or permitted to be given to the Company shall be given by mailing it postage prepaid or delivering it to the Company at its principal address to the attention of the Company Secretary.

9.3 Any payment, notice, statement, certificate or other instrument referred to in Section 9.1 or 9.2, if delivered, shall be deemed to have been given or delivered on the date on which it was delivered or, if mailed, shall be deemed to have been given or delivered on the date of receipt.

10. General

10.1 From time to time the Company may add to or amend any of the provisions of the Plan or an Option granted hereunder or terminate the Plan; provided, however, that, subject to the provisions of Articles 6 and 8, (i) any approvals required under any applicable law or under the applicable rules of any stock exchange in Canada upon which shares of the Company are listed are obtained, and (ii) unless a Participant otherwise agrees, any such addition, amendment or termination shall apply only in respect of Options granted on or after the date of such addition, amendment or termination.

10.2 The Plan shall enure to the benefit of and be binding upon the Company, its successors and assigns. The interest of any Eligible Person or Participant under the Plan or in any Option shall not be transferable or alienable by him either by pledge, assignment or in any other manner whatsoever and, during his lifetime, shall be vested only in him, but shall thereafter enure to the benefit of and be binding upon the legal personal representatives of the Eligible Person or the Participant, as the case may be.

10.3 The Company's obligation to issue Shares in accordance with the terms of this Plan and any Options granted hereunder is subject to compliance with the laws, rules and regulations of all public agencies and authorities applicable to the issuance and distribution of such Shares and to the rules of any stock exchange on which any of the shares of the Company may be listed. As a condition of participating in the Plan, each Eligible Person shall agree to comply with all such laws, rules and regulations and to furnish to the Company all information and undertakings as may be required to permit compliance with such laws, rules and regulations.

10.4 An Eligible Person shall not have any rights as a shareholder in respect of Shares subject to an Option until such Shares have been paid for in full and issued.

10.5 No Eligible Person, Participant or other person shall have any claim or right to be granted Options under the Plan. Neither the Plan nor any action taken thereunder shall interfere with the right of the employer of a Participant to terminate an Eligible Person's or Participant's employment at any time. Neither any period of notice, if any, nor any payment in lieu thereof, upon termination of employment shall be considered as extending the period of employment for the purposes of the Plan.

10.6 This Plan and any Options granted hereunder shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

10.7 This Plan is hereby instituted this 10th day of December, 1999 (as amended June 1, 2000, September 11, ~~2000 and~~**2000,** September 13, 2001 **and March 28, 2002**).

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FOR IMMEDIATE RELEASE **April 12, 2002**

HIP INTERACTIVE CORP. ANNOUNCES MANAGEMENT CHANGES AND HEAD OFFICE RELOCATION

Hip Interactive Corp. (TSE:HP) announced today that it has reached an agreement with Morey Chaplick and David Hill, co-founders of the company in 1999, whereby Messrs. Chaplick and Hill will no longer be actively participating in Hip's day-to-day operations and will instead, best support the Company as board members providing strategic direction on new growth initiatives that form part of Hip's ambitious growth plan.

As previously announced in October 2001, Mr. Arindra Singh was appointed as President and Chief Executive Officer of Hip and Mr. Peter Lee was appointed Chief Financial Officer of Hip. Such appointments were made to underline Hip's commitment to building a company best equipped to manage the significant growth experienced and size that Hip has already obtained.

Arindra Singh, Hip's Chief Executive Officer, commented, "Although David and Morey will not be involved in day-to-day operations at Hip, we look forward to their continued participation as valued board members of Hip." Mr. Singh further noted, "Our corporate objective is to concentrate on the video game, PC game and proprietary accessory business under the *Hip Gear* brand, as well as our exclusive distribution and DVD businesses. We want to create a cost effective business that can capitalize fully on the explosive growth that the industry has, and is expected to experience over the next five years, particularly as a result of the introduction of two new console devices in late 2001".

Such management changes coincide with Hip's recent move of its head office facilities from 99 Ingram Drive, Toronto, Ontario to 240 Superior Boulevard, Mississauga, Ontario where Hip's SJS Group operations presently reside. It is anticipated that the closure of Hip's former head office facilities at 99 Ingram Drive and incorporation of its operations into SJS's operations will save Hip approximately $300,000 annually. The move is one of many cost-cutting measures planned to drive unnecessary costs out of Hip's business, all with a view to enhancing shareholder value.

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is one of North America's largest providers of PC and video games. Hip uses its video game distribution business to leverage into higher margin, higher growth areas of the video game industry. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP" and has 50,010,077 common shares issued and outstanding.

-- 30 --

Hip Interactive Contacts

For investor and media inquiries, please contact: Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2358; EMAIL: jlee@hipinteractive.com